As filed with Securities and Exchange Commission on December 17, 2021.
File Nos. 333-254664
811-23649

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Pre-Effective Amendment No. 2	[X]

Post-Effective Amendment No.	[ ]
and/or
REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 2	[X]
(Check Appropriate Box or Boxes)

Variable Annuity Account Ten
(Exact Name of Registrant)
AMERICAN GENERAL LIFE INSURANCE COMPANY
(Name of Depositor)
2727-A Allen Parkway, Houston, Texas 77019
(Address of Depositor’s Principal Executive Offices) (Zip Code)
Depositor’s Telephone Number, including Area Code: (800) 871-2000
Trina Sandoval, Esq.
American General Life Insurance Company
21650 Oxnard Street Suite 750, Woodland Hills, California 91367
(Name and Address of Agent for Service for Depositor, Registrant and Guarantor)
Approximate Date of Proposed Public Offering: As soon after the effective date of this registration statement as is practicable.
Title of Securities Being Registered: Units of interest in flexible premium deferred variable annuity contracts.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Advanced Outcomes Annuity
Prospectus
January 1, 2022
Flexible Premium Deferred Variable Annuity Contract
issued by Depositor
American General Life Insurance Company
in all states except in New York
in connection with
VARIABLE ANNUITY ACCOUNT TEN
This variable annuity has several investment choices - Strategies (which contain a series of Variable Portfolios that are subaccounts of the separate account) and a money market fund. Each Variable Portfolio invests exclusively in shares of one of the Underlying Funds listed in Appendix A to this prospectus. Not all Underlying Funds may be available at the time the contract is purchased.
This variable annuity is unlike other variable annuities because it offers specific types of funds. Other than the money market fund, all of the Underlying Funds contained within this variable annuity employ strategies which seek to provide a ‘structured outcome’ investment experience. These strategies seek to deliver performance defined by upside capture parameters and seek to provide targeted downside protection parameters based on the performance of one or more referenced indices. There are no guarantees the parameters will be met. Please see the funds' prospectuses for complete details.
Please read this prospectus carefully before investing and keep it for future reference. It contains important information about the variable annuity, including a description of all material features of the contract.
If you are a new investor in the contract, you may cancel your contract within 10 days of receiving it without paying fees or penalties. In some states, this cancellation period may be longer. Upon such cancellation, you will receive either a full refund of the amount you paid with your application or your total contract value  which may vary depending on state requirement. You should review this prospectus, or consult with your financial representative, for additional information about the specific cancellation terms that apply.
If you are considering funding a tax-qualified retirement plan (e.g., IRA) with an annuity, you should know that an annuity does not provide any additional tax deferral treatment of earnings beyond the treatment provided by the tax-qualified plan itself. You should fully discuss this decision with your financial representative.
Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission (“SEC”), paper copies of the shareholder reports for portfolios available under your contract will no longer be sent by mail, unless you specifically request paper copies of the reports from the Company. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.
You may elect to receive all future reports in paper free of charge. You can inform the Company that you wish to continue receiving paper copies of your shareholder reports by contacting (855) 421-2692 or visiting www.aig.com/annuities/GetMyPrintedReports and providing the 12-digit opt-in ID located above your mailing address. Your election to receive reports in paper will apply to all portfolios available under your contract.
These securities have not been approved or disapproved by the SEC, nor any state securities commission, nor has the SEC passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
Additional information about certain investment products, including variable annuities, has been prepared by the SEC’s staff and is available at www.Investor.gov.
Inquiries: If you have questions about your contract, call your financial representative or contact us at American General Life Insurance Company Attn: Annuity Service Center P.O. Box 9450 Amarillo, TX 79105-9450. Telephone Number: 877-445-1AOA (1262) and website (www.aig.com/annuities).
Please see ALLOCATION OF PURCHASE PAYMENTS in this prospectus for the address to which you must send Purchase Payments.

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Glossary

We have capitalized some of the technical terms used in this prospectus. To help you understand these terms, we have defined them in this glossary.
Accumulation Phase - The period during which you invest money in your contract.
Accumulation Units - A measurement we use to calculate the value of the variable portion of your contract during the Accumulation Phase.
Accumulation Unit Values (AUV) - The value of the Accumulation Units credited to your contract. Accumulation Unit Values are determined at the close of every NYSE business day by multiplying the Accumulation Unit Value for the preceding NYSE business day by a factor for the current NYSE business day. The factor is determined by:
1. dividing the net asset value per share of the Underlying Fund at the end of the current NYSE business day, plus any dividend or capital gains per share declared on behalf of the Underlying Fund as of that day, by the net asset value per share of the Underlying Fund for the previous NYSE business day; and
2. multiplying it by one minus all applicable daily asset based charges.
Annuitant - The person on whose life we base annuity income payments after you begin the Income Phase.
Beneficiary - The person you designate to receive any benefits under the contract if you or, in the case of a non-natural Owner, the Annuitant dies. If your contract is jointly owned, you and the joint Owner are each other’s primary Beneficiary.
Company - Refers to American General Life Insurance Company (“AGL”), the insurer that issues this contract. The term “we,” “us” and “our” are also used to identify the issuing Company.
Continuation Contribution - An amount by which the death benefit that would have been paid to the spousal Beneficiary upon the death of the original Owner exceeds the contract value as of the Good Order date. We will contribute this amount, if any, to the contract value upon Spousal Continuation.
Continuing Spouse - Spouse of original contract Owner at the time of death who elects to continue the contract after the death of the original contract Owner.
Good Order - Fully and accurately completed forms and/or instructions, including any necessary documentation, applicable to any given transaction or request received by us.
Income Phase - The period upon annuitization during which we make annuity income payments to you.
Insurable Interest - Evidence that the Owner(s), Annuitant(s) or Beneficiary(ies) will suffer a financial loss at the death of the life that triggers the death benefit. Generally, we consider an interest insurable if a familial relationship and/or an economic interest exists. A familial relationship generally includes those persons related by blood or by law. An economic interest exists when the Owner has a lawful and substantial economic interest in having the life, health or bodily safety of the insured life preserved.
Latest Annuity Date - The first NYSE business day of the month following your 95th birthday.
Market Close - The close of the New York Stock Exchange on business days, excluding holidays, usually 4:00 p.m. Eastern Time.
Net Purchase Payments – Purchase Payments less adjustments for withdrawals. Net Purchase Payments are increased by the amount of subsequent Purchase Payments, if any, and reduced for withdrawals, if any, in the same proportion that the contract value was reduced on the date of such withdrawal. Net Purchase Payments is a term that is only applicable to the optional features available under the contract, which are the optional Return of Purchase Payment Death Benefit and the 10-Year Account Value Buffer Benefit.
Non-Qualified (contract) - A contract purchased with after-tax dollars. In general, these contracts are not under any pension plan, specially sponsored program or individual retirement account (“IRA”).
NYSE - New York Stock Exchange.
Owner - The person or entity (if a non-natural Owner) with an interest or title to this contract. The term “you” or “your” are also used to identify the Owner.
Purchase Payments - The money you give us to buy and invest in the contract.
Purchase Payments Limit – $1,000,000
Qualified (contract) - A contract purchased with pretax dollars. These contracts are generally purchased under a pension plan, specially sponsored program or IRA.
Separate Account - A segregated asset account maintained by the Company separately from the Company’s General Account. The Separate Account consists of Variable Portfolios or subaccounts, each investing in shares of the Underlying Funds.
Strategy - An investment methodology seeking to provide targeted downside protection and upside potential in the variable annuity. A Strategy is represented across multiple Underlying Funds that are managed by Milliman Financial Risk Management LLC and is designed to target specific outcomes based upon the performance of the index to which they are referenced over a specified period of time. Each Strategy is constructed to target mitigation of a portion of downside performance risk associated with the referenced index (e.g. a buffer, floor, and/or participation rate), and target some level of upside performance capture associated with the referenced index (e.g. a cap, participation rate, and/or spread).
Transaction Cutoff - Time by which we must receive applicable transaction requests in Good Order, which is two hours before Market Close, usually 2:00 p.m. Eastern Time. The Transaction Cutoff applies to the following transactions: transfers, surrenders, withdrawals, death benefits, cancellation requests made pursuant to the free look period, and requests to cancel the 10-Year Account Value Buffer Benefit.
Trust - Refers to the Milliman Variable Insurance Trust.
Underlying Funds - The underlying investment portfolios of the Trust in which the Variable Portfolios invest.
Variable Portfolio(s) - Each Variable Portfolio is a subaccount of the Separate Account that invests in shares of one of the Underlying Funds.

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Important Information You Should Consider About the Contract

	FEES AND EXPENSES			Location in Prospectus
Charges for Early Withdrawals	You may be subject to charges for early withdrawals. Withdrawal charges do not apply to certain withdrawals, including withdrawals up to the annual penalty-free withdrawal amount which equals 10% of your Purchase Payments not yet withdrawn.
• If you withdraw money from your contract within 6 years following each Purchase Payment, you may be assessed a withdrawal charge of up to 7% of each Purchase Payment withdrawn, declining to 0% over that time period.
	For example, if you were to withdraw $100,000 during a withdrawal charge period, you could be assessed a withdrawal charge of up to $7,000 if your maximum withdrawal charge is 7%.			Expenses
Transaction Charges	In addition to withdrawal charges, you may be charged for other transactions. You will be charged $25.00 for each transfer in any contract year during the Accumulation Phase. The $25.00 transfer fee will be waived on transfers made on our website or other electronic means acceptable by us. If the total number of transfers in a contract year during the Accumulation Phase exceeds 50 (regardless of the manner in which the transfers are made), the waiver will no longer apply and you will be charged $25.00 per transfer.			Expenses
Ongoing Fees and Expenses (annual charges)	The table below describes the current fees and expenses of the contract that you may pay each year, depending on the options you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected.			Expenses
	Annual Fee	Minimum	Maximum
	Base Contract[1]	1.25%	1.25%
	Investment Options[2] (Underlying Fund fees and expenses)	0.48%	1.24%
	Optional Benefits Available for an Additional Charge (For a single optional benefit, if elected)	0.20% [1]	0.75% [3]
[1] As a percentage of the average daily ending net asset value allocated to the Variable Portfolios.
[2] As a percentage of Underlying Fund net assets.
[3] As an annualized percentage of Net Purchase Payments.
Because your contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the contract, which could add withdrawal charges that substantially increase costs.
	Lowest Annual Cost: $1,552	Highest Annual Cost: $2,800
Assumes:
• Investment of $100,000
• 5% annual appreciation
• Least expensive Underlying Fund fees and expenses
• No optional benefits
• No withdrawal charges
• No additional Purchase Payments, transfers, or withdrawals	Assumes:
• Investment of $100,000
• 5% annual appreciation
• Most expensive combination of optional benefits and Underlying Fund fees and expenses
• No withdrawal charges
• No additional Purchase Payments, transfers, or withdrawals
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	RISKS	Location in Prospectus
Risk of Loss	You can gain or lose money by investing in this contract, including possible loss of your principal investment.	Principal Risks of Investing in the Contract
Not a Short-Term Investment	• This contract is not designed for short-term investing and may not be appropriate for an investor who needs ready access to cash.
• Charges may apply to withdrawals. Withdrawal charges could significantly reduce the value of your investment or the amount that you receive upon taking a withdrawal. Withdrawals may also reduce or terminate contract guarantees.
• The tax-deferral treatment, the opportunity for long-term income, and the 10-Year Account Value Buffer Benefit available under this contract are generally more beneficial to investors with a long-term investment horizon.
Risks Associated with Investment Options	• An investment in this contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the contract.
• Each investment option has its own unique risks.
• You should review the investment options before making an investment decision.
• If you invest in a structured outcome fund after its specified outcome period has already started, you risk your investment not experiencing the full effect of the parameters.
• The specified outcomes of a structured outcome fund may not be realized, and you risk losing some or all of your investment in those Underlying Funds.
Insurance Company Risks	An investment in the contract is subject to the risks related to us, American General Life Insurance Company. Any obligations, guarantees, and benefits of the contract are subject to our claims-paying ability. The risks related to the insurance company are not applicable to the insurance company's Separate Account, which is insulated. More information about us is available upon request by calling the Annuity Service Center at (877) 445-1AOA (1262) or visiting www.aig.com/annuities.
RESTRICTIONS
Investments	• You may transfer funds between the investment options, subject to certain restrictions and possible charges.
• Your transfers between the Variable Portfolios are subject to policies designed to deter frequent and short-term trading.
• The minimum transfer amount is $100. If less than $100 would remain in an investment option after a transfer, the entire amount must be transferred.
• Not all Underlying Funds may be available at the time the contract is purchased.
	• We reserve the right to remove or substitute Underlying Funds as investment options.	Investment Options
Optional Benefits	• Additional restrictions and limitations apply under the contract’s optional benefits.
	• Withdrawals may reduce the value of the benefit, and if you surrender your contract, the benefit will terminate.	Optional 10-Year Account Value Buffer Benefit Optional Return of Purchase Payment Death Benefit
TAXES
Tax Implications	• You should consult with a tax professional to determine the tax implications of an investment in and payments received under the contract.
• If you purchase the contract through a tax-qualified plan or individual retirement account (IRA), there is no additional tax benefit under the contract.
	• Earnings under your contract are taxed at ordinary income tax rates when withdrawn. You may have to pay a tax penalty if you take a withdrawal before age 59½.	Taxes
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	CONFLICTS OF INTEREST	Location in Prospectus
Investment Professional Compensation	Your financial representative may receive compensation for selling this contract to you in the form of commissions, additional cash compensation, and/or non-cash compensation. We may share the revenue we earn on this contract with your financial representative’s firm. Revenue sharing arrangements and commissions may provide selling firms and/or their registered representatives with an incentive to favor sales of our contracts over other variable annuity contracts (or other investments) with respect to which a selling firm does not receive the same level of additional compensation.	Payments in Connection with Distribution of the Contract
Exchanges	Some financial representatives may have a financial incentive to offer you a new contract in place of the one you already own. You should exchange a contract you already own only if you determine, after comparing the features, fees, and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing contract.

OVERVIEW OF THE CONTRACT

Purpose of the Contract
The contract is designed to help you invest on a tax-deferred basis, meet long-term financial goals, and plan for your retirement. You can accumulate assets by investing in the contract’s investment options and then later convert those accumulated assets into a stream of annuity income payments for your lifetime, or another available period you select. The contract includes an optional death benefit that may help financially protect your beneficiaries in the event of your death.
This contract may be appropriate for you if you have a long investment time horizon and the contract’s terms and conditions are consistent with your financial goals. It is not intended for people whose liquidity needs require early or frequent withdrawals. This contract is intended for those looking to invest and accumulate retirement assets for the long term.
Phases of the Contract
Like all deferred annuities, the contract has two phases: (1) the Accumulation Phase (for savings) and (2) the Income Phase (for income).
Accumulation Phase. During the Accumulation Phase, you invest the money under your contract in one or more available investment options to help you build assets on a tax-deferred basis. The available investment options may include:
•	Strategies. There are nine Strategies available under the contract. A Strategy is an investment methodology seeking to provide targeted downside protection and upside potential in the variable annuity. A Strategy is represented across multiple Underlying Funds that are managed by Milliman Financial Risk Management LLC and is designed to target specific outcomes based upon the performance of the index to which they are referenced over a specified period of time. Each Strategy is constructed to target mitigation of a portion of downside performance risk associated with the referenced index (e.g. a buffer, floor, and/or participation rate), and target some level of upside performance capture associated with the referenced index (e.g. a cap, participation rate, and/or spread).
•	Money Market Fund. The money market fund is the Milliman Money Market Fund and it seeks to preserve the value of your investment while minimizing risk. The Milliman Money Market Fund is a Variable Portfolio and there is no guarantee that your investment will be preserved or that it will experience a specific outcome.
Additional information about each Underlying Fund is provided in an appendix to this prospectus. Please see APPENDIX A – UNDERLYING FUNDS AVAILABLE UNDER THE CONTRACT.
The amount of money you accumulate under your contract depends (in part) on the performance of the investment options you choose. You may transfer money between investment options during the Accumulation Phase, subject to certain restrictions and possible fees. Your accumulated assets impact the value of your contract’s benefits during the Accumulation Phase, including the death benefit and the 10-Year Account Value Buffer Benefit, as well as the amount available for withdrawal.
Income Phase. When you are ready to receive guaranteed income under the contract, you can switch to the Income Phase, at which time you will start to receive annuity income payments from us. This is also referred to as “annuitizing” your contract. You generally decide when to annuitize your contract, although there are restrictions on the earliest and latest times that your contract may be annuitized. If you do not annuitize or surrender your contract before the Latest Annuity Date, your contract will be automatically annuitized.
The available annuity income options provide income payments on a fixed basis. The dollar amount of each payment will not change.
There is no death benefit during the Income Phase. Annuity payments may be payable after death depending on the

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annuity income option that you selected. You cannot take withdrawals of contract value or surrender the contract during the Income Phase.
Contract Features
Accessing Your Money. You may withdraw money from your contract at any time during the Accumulation Phase. If you make a withdrawal, you may have to pay a withdrawal charge and/or income taxes, including a tax penalty if you are younger than age 59½.
Withdrawals may negatively impact the value of your contract’s benefits, and may cause the 10-Year Account Value Buffer Benefit to terminate.
Tax Treatment. You can transfer money between investment options without tax implications, and earnings (if any) on your investments are generally tax-deferred. Earnings are not taxed until they are distributed, which may occur when making a withdrawal, upon receiving an annuity payment, or upon payment of the death benefit.
10-Year Account Value Buffer Benefit. You may be able to elect (or may have elected) the 10-Year Account Value Buffer Benefit under the contract for an additional fee. This 10-Year Account Value Buffer Benefit must be elected at the time that the contract is purchased. It is designed to provide limited protection from unfavorable investment performance by providing a one-time credit (“Benefit”) to your contract in the event that your contract value on the 10th contract anniversary date (“Benefit Date”) is less than the Net Purchase Payments. The 10-Year Account Value Buffer Benefit cannot be elected if the Benefit Date would occur after the Latest Annuity Date. Once elected, the 10-Year Account Value Buffer Benefit is only available during the Accumulation Phase. You should not elect the 10-Year Account Value Buffer Benefit if you intend to annuitize your contract prior to the 10th contract year anniversary.
Death Benefits. If you die during the Accumulation Phase, the Company pays a death benefit to your beneficiary or beneficiaries. The contract includes a Contract Value death benefit equal to the value of the contract at no additional charge. If you elect the optional Return of Purchase Payment Death Benefit for an additional fee, a greater amount may be payable upon death.
Systematic Withdrawal Program. This program allows you to receive periodic withdrawals from your contract on a monthly, quarterly, semi-annual, or annual basis. We reserve the right to discontinue this program. We will notify you in the event we no longer make the Systematic Withdrawal Program available.
Automatic Payment Plan. This program allows you to make automatic subsequent Purchase Payments, once you have contributed at least the minimum initial Purchase Payment. We reserve the right to discontinue this program. We will notify you in the event we no longer make the Automatic Payment Plan available. If you elect the 10-Year
Account Value Buffer Benefit, the Automatic Payment Plan will automatically terminate on the earlier of the 6th Benefit Year Anniversary or the date in which you are no longer permitted to make subsequent Purchase Payments under the feature.
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Fee Table

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering or making withdrawals from the contract. Please refer to your contract data page for information about the specific fees you will pay each year based on the options you have elected.
The first table describes the fees and expenses that you pay at the time you surrender the contract, make withdrawals from the contract, or make transfers between investment options. State premium taxes may also be deducted.
Contract Owner Transaction Expenses

Maximum Withdrawal Charges (As a percentage of each Purchase Payment)	7%
Transfer Fee (Per transfer in any contract year. The fee for transfers made on our website or other electronic means acceptable by us will be waived. If the total number of transfers in a contract year during the Accumulation Phase exceeds 50 (regardless of the manner in which the transfers are made), the waiver will no longer apply and you will be charged $25.00 per transfer.)	$25
Withdrawal Charge Schedule (as a percentage of each Purchase Payment withdrawn) declines over 7 years as follows:
Years Since Receipt of Purchase Payments	0	1	2	3	4	5	6+
	7%	7%	6%	5%	4%	3%	0%
Your contract provides for a penalty-free withdrawal amount each year. Please see PENALTY-FREE WITHDRAWAL AMOUNT below.

The following tables describe the fees and expenses you will pay each year during the time that you own the contract, not including Underlying Fund fees and expenses. If you chose to purchase an optional benefit, you will pay additional charges, as shown below.
Contract Owner Annual Expenses

Base Contract Expenses (Deducted from the average daily ending net asset value allocated to the Variable Portfolios)	1.25%
Optional Death Benefits
(deducted from the average daily ending net asset value allocated to the Variable Portfolios)
Return of Purchase Payment[1]	0.20%
Optional 10-Year Account Value Buffer Benefit
(calculated as percentage of Net Purchase Payments and deducted from the contract value)
10-Year Account Value Buffer Benefit Percentage[2]	Fee [3]
10% Benefit Buffer	0.40%
20% Benefit Buffer	0.75%

Annual Underlying Fund Expenses (as of December 31, 2021)

The following shows the minimum and maximum total operating expenses charged by the Underlying Funds of the Trust, before any waivers or reimbursements, that you may pay periodically during the time that you own the contract. A complete list of Underlying Funds available under the contract, including their annual expenses, may be found in Appendix A.
	Minimum	Maximum
Expenses deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, (if applicable) and other expenses.	0.48%	1.24%

Footnotes to the Fee Table:
1  As a percentage of the average daily ending net asset value allocated to the Variable Portfolios.
2  A percentage selected by you to calculate the amount that will be credited under the 10-Year Account Value Buffer Benefit.
3  As an annualized percentage of Net Purchase Payments that will deducted from your contract value each Benefit Quarter Anniversary.
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Examples

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include transaction expenses, annual contract expenses, and annual Underlying Fund expenses.
The expense examples below assume that you invest $100,000 in the contract for the time periods indicated; your investment has a 5% return each year; and you incur the maximum or minimum fees and expenses of the Underlying Funds as indicated in the examples.
The Maximum Expense Examples reflect the most expensive possible combination of charges (including additional charges for optional benefits) for current offerings of the contract. Although your actual costs may be higher or lower, based on these assumptions, your costs at the end of the stated period would be the amounts set forth in the tables below.
Maximum Expense Examples
(assuming annual contract expenses of 1.45% (including the Return of Purchase Payment death benefit), the 20% Benefit Percentage under the optional 10-Year Account Value Buffer Benefit and investment in an Underlying Fund with total expenses of 1.24%*)
(1)	If you surrender your contract at the end of the applicable time period:

1 year	3 years	5 years	10 years
$10,212	$15,276	$20,519	$36,461
(2)	If you do not surrender or if you annuitize your contract at the end of the applicable time period:

1 year	3 years	5 years	10 years
$3,212	$10,276	$17,519	$36,461
Minimum Expense Examples
(assuming minimum annual contract expenses of 1.25%, no election of optional features and investment in an Underlying Fund with total expenses of 0.48%**)
(1)	If you surrender your contract at the end of the applicable time period:

1 year	3 years	5 years	10 years
$8,708	$10,401	$12,339	$20,368
(2)	If you do not surrender or if you annuitize your contract at the end of the applicable time period:

1 year	3 years	5 years	10 years
$1,708	$5,401	$9,339	$20,368

*	The 1 year Maximum Expense Example reflect the 0.25% Underlying Fund fee waiver.
**	The 1 year Minimum Expense Example reflect the 0.05% Underlying Fund fee waiver.
These examples should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.
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Principal Risks Of Investing In The Contract

Risk of Loss. Variable annuities involve risks, including possible loss of principal. Your losses could be significant. This contract is not a deposit or obligation of, or guaranteed or endorsed by, any bank. This contract is not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency.
Structured Outcome Funds Risk. Certain Underlying Funds may employ Strategies which seek to provide a ‘structured outcome’ investment experience. These Strategies seeks to deliver performance defined by upside capture parameters and seek to provide targeted downside protection via downside parameters based on the performance of one or more referenced indices.
Upside Parameters. The upside capture parameters could limit the upside participation of these Underlying Funds in rising referenced index performance relative to other funds that are not subject to such parameters. For each outcome period, an Underlying Fund's performance is subject to upside return parameters. These upside parameters may conflict with your investment objectives by limiting your ability to maximize growth of your investment:
–	Cap: The cap represents the maximum percentage return that these Underlying Funds can achieve, before contract fees, fund fees and expenses. This cap is set on the first day of an outcome period and may increase or decrease from one outcome period to the next. If the referenced index experiences increases that exceeds the cap, you will not experience those excess gains.
–	Spread: The spread represents the first percentage gain in a referenced index associated with the Strategy that you will not participate in. The spread is a variable figure that will be determined on the Term Start Date.
For example, if the spread is 1% and the performance of a referenced index is greater than the spread, the Underlying Fund will attempt to reflect the percentage gain of the referenced index minus the spread on the Term End Date, before contract fees, fund fees and expenses.
–	Participation Rate: The upside participation rate is the rate of participation in a referenced index associated with the Strategy and is designed to pass through such performance to the Underlying Fund. The upside participation rate is a variable figure that will be determined on the Term Start Date. If the upside participation rate is 50%, the Underlying Fund will attempt to reflect 50% of the positive performance of the referenced index on the Term End Date.
For example, if the referenced index experiences a gain of 10% in price, the Underlying Fund's outcome would generally be 5% on the Term End Date, before contract fees, fund fees and expenses.
Downside Parameters. The downside protection parameters provide limited protection in the event of decreasing referenced index performance.
–	Buffer: An Underlying Fund subject to a buffer of 10% will seek to protect against the first 10% of the referenced index price decrease over each outcome period, before contract fees, fund fees and expenses. You will bear any losses exceeding 10% related to the decrease in price of the referenced index. There is no guarantee that these Underlying Funds will successfully buffer against referenced index price decreases.
–	Participation Rate: The downside participation rate is the rate of participation in a negative return of the referenced index associated with the Strategy and is designed to pass through to the performance of the Underlying Fund. If the downside participation rate is 50%, the Underlying Fund will attempt to reflect 50% of the negative performance of the referenced index on the Term End Date.
For example, if the referenced index experiences a loss of 10% in price, the Underlying Fund's outcome would generally be -5% on the Term End Date, before contract fees, fund fees and expenses.
–	Floor: The floor represents the maximum percentage of loss in a given referenced index that a Strategy will attempt to reflect via the performance of an Underlying Fund. If the floor in a Strategy is -10% and the performance of the referenced index is greater than this percentage, the floor would be the maximum negative performance that would be reflected in the Underlying Fund on the Term End Date.
For example, assuming a floor of 10%, if the referenced index experiences a loss of 5% in price, the performance of the Underlying Fund would generally reflect a 5% loss. However, if the referenced index experiences a loss of 15%, the Underlying Fund will not generally reflect a loss greater than the floor of 10% before contract fees, fund fees and expenses.
The parameters of the Underlying Funds are designed to achieve or attempt to achieve their objectives over the entirety of the Underlying Fund’s outcome period. Therefore, if you invest in these Underlying Funds after its specified outcome period has already started, you risk your investment not experiencing the full effect of the
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parameters. Additionally, the specified outcomes of these Underlying Funds may not be realized. For more information, please see the Underlying Funds’ prospectuses.
Structured Outcome Funds are not guarantees, and unlike such guarantees, are not backed by the General Account of the insurance company.
Short-Term Investment Risk. This contract is not designed for short-term investing and may not be appropriate for an investor who needs ready access to cash. The tax-deferral treatment, opportunity for long-term income, and the 10-Year Account Value Buffer Benefit available under this contract are generally more beneficial to investors with a long-term investment horizon.
Withdrawal Risk. You should carefully consider the risks associated with withdrawals under the contract. Withdrawals may be subject to significant withdrawal charges. If you make a withdrawal prior to age 59½, there may be adverse tax consequences, including a 10% IRS penalty tax. A withdrawal may reduce the value of your standard and optional benefits. For instance, a withdrawal will reduce the value of the death benefit. A total withdrawal (surrender)will result in the termination of your contract.
Variable Portfolio Risk. Amounts that you invest in the Variable Portfolios are subject to the risk of poor investment performance. You assume the investment risk. You can gain or lose money if you invest in these Variable Portfolios. Each Variable Portfolio’s performance depends on the performance of its Underlying Fund. Each Underlying Fund has its own investment risks, and you are exposed to the Underlying Fund’s investment risks when you invest in a Variable Portfolio. You are responsible for allocating Purchase Payments to the Variable Portfolios that are appropriate for you based on your own individual circumstances, investment goals, financial situation, and risk tolerance. You bear the risk of any decline in contract value resulting from the performance of the Variable Portfolio you have selected. In making your investment selections, you should investigate all information available to you including the Underlying Fund’s prospectus, statement of additional information and annual and semi-annual reports. We do not provide investment advice, nor do we recommend or endorse any particular Underlying Fund.
Election of Optional Benefit Risk. The optional benefits under the contract were designed for different financial goals and to protect against different financial risks. There is a risk that you may not choose, or may not have chosen, the benefit or benefits (if any) that are best suited for you based on your present or future needs and circumstances, and the benefits that are more suited for you (if any) may no longer be available. In addition, if you elected an optional benefit and do not use it, or if the contingencies upon which the benefit depend never occur, you will have paid for a benefit that you may not use or benefit from.
Purchase Payment Risk. Your ability to make subsequent Purchase Payments is subject to certain restrictions. We reserve the right to refuse any Purchase Payment(s), limit the amount of subsequent Purchase Payment(s) with advance notice based on election of optional benefit(s), and may require our prior approval before accepting Purchase Payments greater than the Purchase Payments Limit as defined in the Glossary. There is no guarantee that you will always be permitted to make Purchase Payments. If you elect the 10-Year Account Value Buffer Benefit, you will not be able to make Purchase Payments on or after the 6th Benefit Year Anniversary.
Minimum Contract Value Risk. Where permitted by state law, we may terminate your contract if your contract value is less than $2,500 as a result of withdrawals and/or fees and charges. We will provide you with 60 days written notice that your contract is being terminated. At the end of the notice period, we will distribute the contract’s remaining value to you.
Financial Strength and Claims-Paying Ability Risk. All guarantees under the contract that are paid from our general account are subject to our financial strength and claims-paying ability.
Business Disruption. Our business is also vulnerable to disruptions from natural and man-made disasters and catastrophes, such as but not limited to hurricanes, windstorms, flooding, earthquakes, wildfires, solar storms, war or other military action, acts of terrorism, explosions and fires, pandemic (such as COVID-19) and other highly contagious diseases, mass torts and other catastrophes. A natural or man-made disaster or catastrophe may negatively affect the computer and other systems on which we rely, and may also interfere with our ability to receive, pickup and process mail, to calculate AUVs or process other contract-related transactions, or have other possible negative impacts. While we have developed and put in place business continuity and disaster recovery plans to mitigate operational risks and potential losses related to business disruptions resulting from natural and man-made disasters and catastrophes, there can be no assurance that we, our agents, the Underlying Funds or our service providers will be able to successfully avoid negative impacts resulting from such disasters and catastrophes.
Cybersecurity Risk. We rely heavily on interconnected computer systems and digital data to conduct our variable product business activities. Because our variable product business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is vulnerable to disruptions from physical disruptions and utility outages, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions) and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service attacks on websites and other operational disruptions and unauthorized release of confidential customer information. Such systems failures and
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cyber-attacks affecting us, any third-party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers, as well as our distribution partners, may adversely affect us and your contract value. For instance, systems failures and cyber-attacks may interfere with our processing of contract transactions, including the processing of orders from our website, our distribution partners, or with the Underlying Funds, impact our ability to calculate Accumulation Unit Values (“AUVs”), cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers, distribution partners and other intermediaries to regulatory fines, litigation risks and financial losses and/or cause reputational damage. Cyber security risks may also impact the issuers of securities in which the Underlying Funds invest, which may cause the funds underlying your contract to lose value. Despite our implementation of policies and procedures that address physical, administrative and technical safeguards and controls and other preventative actions to protect customer information and reduce the risk of cyber-incident, there can be no assurance that we or our distribution partners or the Underlying Funds or our service providers will avoid losses affecting your contract and personal information due to cyber-attacks or information security breaches in the future.

Purchasing an Advanced Outcomes Annuity
Variable Annuity

When you purchase a variable annuity, a contract exists between you and the Company. You are the Owner of the contract.
Maximum Issue Age
We will not issue a contract to anyone who is age 86 or older on the date we receive your contract application. If you elect the optional Return of Purchase Payment death benefit or the 10-Year Account Value Buffer, we will not issue a contract to anyone who is age 76 or older on the date we receive your contract application.
Note: In general, we will issue a Qualified contract to anyone who is age 72 or older, provided the minimum distribution required by the IRS is being made. Please see TAXES.
Joint Ownership
A Non-Qualified contract may be jointly owned by a spouse or non-spouse. Joint owners possess an equal and undivided interest in the contract. The age of the older Owner is used to determine the availability of most age driven benefits.
The addition of a joint Owner after the contract has been issued is contingent upon prior review and approval by the Company.
We will not issue a Qualified contract with joint owners, in accordance with tax law.
Spouse
Your spouse (as determined for federal tax law purposes) may jointly own the contract. In certain states, domestic or civil union partners (“Domestic Partners”) qualify for treatment as, or are equal to, spouses under state law.
Non-Spouse
In certain states, we may issue the contract to non-spousal joint owners. Non-spousal joint Owners and Domestic Partners should consult with their tax adviser and/or financial representative as, they may not be able to fully benefit from certain benefits and features of the contract such as the 10-Year Account Value Buffer Benefit, if applicable, and Spousal Continuation of the death benefit, if applicable.
Please see APPENDIX C — STATE CONTRACT AVAILABILITY AND/OR VARIABILITY for a list of states that require that benefits and features be made to domestic or civil union partners.
Non-Natural Ownership
A trust, corporation or other non-natural entity may only own this contract if such entity has sufficiently demonstrated an Insurable Interest in the Annuitant selected.
At its sole discretion, the Company reserves the right to decline to issue this contract to certain entities. We apply various considerations including but not limited to:
•	Estate planning,
•	Tax consequences, and
•	The propriety of this contract as an investment consistent with a non-natural Owner’s organizational documentation.
For more information on non-natural ownership, please see TAXES. You should consult with your tax and/or legal advisor in connection with non-natural ownership of this contract.
Assignment of the Contract/Change of Ownership
You may assign this contract before beginning the Income Phase. We will not be bound by any assignment until we receive and process your written request at our Annuity Service Center and you have received confirmation.
•	Your rights and those of any other person with rights under this contract will be subject to the assignment.
•	We are not responsible for the validity, tax or other legal consequences of any assignment.
•	An assignment will not affect any payments we may make or actions we may take before we receive notice of the assignment.
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We reserve the right not to recognize any assignment, as determined in our sole discretion, if it changes the risk profile of the contract owner, if no Insurable Interest exists, or if not permitted by the Internal Revenue Code.
Please see the Statement of Additional Information for details on the tax consequences of an assignment. You should consult a qualified tax adviser before assigning the contract.
Termination of the Contract for Misstatement and/or Fraud
The Company reserves the right to terminate the contract at any time if it discovers a misstatement or fraudulent representation of any information provided in connection with the issuance or ongoing administration of the contract.
If we learn of a misstatement of age, we reserve the right to fully pursue our remedies including revocation of any age-driven benefits and/or termination of the contract. Please see APPENDIX C — STATE CONTRACT AVAILABILITY AND/OR VARIABILITY for specific information.
Allocation of Purchase Payments
In order to issue your contract, we must receive your initial Purchase Payment and all required paperwork in Good Order, including Purchase Payment allocation instructions at our Annuity Service Center.
An initial Purchase Payment is the money you give us to purchase a contract. Any additional money you give us to invest in the contract after purchase is a subsequent Purchase Payment.
Once your initial Purchase Payment and all required paperwork is received in Good Order, including Purchase Payment allocation instructions at our Annuity Service Center, your initial Purchase Payment will be allocated according to your allocation instructions. Similarly, any subsequent Purchase Payments received in Good Order will be allocated in accordance with your allocation instructions. Not all Underlying Funds may be available at the time the contract is purchased. Please see INVESTMENT OPTIONS for additional information on how Purchase Payments are invested.
Minimum Initial and Subsequent Purchase Payments
	Minimum Initial Purchase Payment	Minimum Subsequent Purchase Payment	Minimum Automatic Subsequent Purchase Payment
Qualified and Non-Qualified	$25,000	$500	$100
If you purchased your contract through certain broker-dealers, the minimum initial Purchase Payment may be higher than the amounts shown in this table.
Purchase Payment Restrictions
We will not allow anyone to add subsequent Purchase Payments after the age of 86. If the Return of Purchase Payment Death Benefit is elected, we will not allow anyone to add subsequent Purchase Payments after the age of 76. If the 10-Year Account Value Buffer Benefit is elected, we will not allow anyone to add subsequent Purchase Payments after the age of 81.
We reserve the right to refuse any Purchase Payment(s), limit the amount of subsequent Purchase Payment(s) with advance notice and restrict allowance of Purchase Payment(s).
We reserve the right to require Company approval prior to accepting Purchase Payments greater than the Purchase Payments Limit as defined in the Glossary.
•	For contracts owned by a non-natural Owner, we reserve the right to require prior Company approval to accept any Purchase Payment.
•	Purchase Payments that would cause total Purchase Payments in all contracts issued by AGL to the same Owner and/or Annuitant to exceed the Purchase Payments Limit may also be subject to Company pre-approval.
Submission of Purchase Payments
Purchase Payments will be priced when received in Good Order at the Annuity Service Center. Delivery of Purchase Payments to any other address will result in a delay in crediting your contract until the Purchase Payment is received at the Annuity Service Center.
Regular Mail:
Purchase Payments submitted by check must be sent to the following address:
American General Life Insurance Company
P.O. Box 100330
Pasadena, CA 91189-0330
Express Delivery:
Overnight deliveries of Purchase Payments can only be accepted at the following address:
For American General Life Insurance Company
JPM Chase-AGL 100330
2710 Media Center Drive
Building #6, Suite 120
Los Angeles, CA 90065-1750
Electronic Transmission:
We will accept initial and subsequent Purchase Payments by electronic transmission from certain broker-dealer firms.
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Agent of Company:
We may have an agreement in place whereby your broker-dealer may be deemed our agent for receipt of your Purchase Payments. If a broker-dealer is deemed to be our agent, Purchase Payments will be priced as of the time they are received by the broker-dealer.
You assume any risk in market fluctuations if you submit your Purchase Payment directly to a broker-dealer that does not have such an agreement, should there be a delay in that broker-dealer delivering your Purchase Payment to us. Please check with your financial representative to determine if his/her broker-dealer has an agreement with the Company that deems the broker-dealer an agent of the Company.
Automatic Payment Plan:
Once you have contributed at least the minimum initial Purchase Payment, you can establish an Automatic Payment Plan that allows you to make subsequent Purchase Payments. We reserve the right to modify, suspend or terminate the Automatic Payment Plan at any time should subsequent Purchase Payments no longer be accepted and will notify you prior to exercising that right. If you elect the 10-Year Account Value Buffer Benefit, the Automatic Payment Plan will automatically terminate on the earlier of the 6th Benefit Year Anniversary or the date in which you are no longer permitted to make subsequent Purchase Payments under the feature.
Purchase Payment Pricing Date
We allocate your Purchase Payment as of the date such Purchase Payment is priced.
If the initial Purchase Payment is received by us in Good Order before Market Close, the Purchase Payment will be priced within two NYSE business days after it is received.
If the Purchase Payment is received in Good Order after Market Close, the Purchase Payment will be priced within two NYSE business days after the next NYSE business day. If we do not have complete information necessary to issue your contract, including initial Purchase Payment allocation instructions, we will contact you. If we do not receive the necessary information within five NYSE business days, we will obtain your permission to keep your money until we get the information necessary to issue the contract, or we will send your money back to whomever we received the funds from.
Allocation Instructions
Any subsequent Purchase Payment will be priced as of the day it is received by us in Good Order if the request is received before Market Close. If the subsequent Purchase Payment is received in Good Order after Market Close, it will be priced as of the next NYSE business day. We allocate your subsequent Purchase Payments to the investment options available according to your allocation instructions. If we receive a subsequent Purchase Payment without allocation instructions, we will invest the Purchase Payment according to your most recent allocation instructions. Please see INVESTMENT OPTIONS for additional information on how Purchase Payments are invested.
Accumulation Units
We credit your contract with Accumulation Units when you allocate a Purchase Payment or make a transfer to the Variable Portfolios. We determine the value of each Accumulation Unit at the close of every NYSE business day. The value of an Accumulation Unit goes up and down based on the performance of the Variable Portfolios and the fees and expenses under your contract.
The number of Accumulation Units you are credited is calculated the day we price your Purchase Payment. Please see ALLOCATION OF PURCHASE PAYMENTS.
The Accumulation Unit value is determined by multiplying the Accumulation Unit value for the preceding NYSE business day by a factor for the current NYSE business day.
The factor is determined by:
1.	dividing the net asset value per share of the Underlying Fund at the end of the current NYSE business day, plus any dividend or capital gains per share declared on behalf of the Underlying Fund as of that day, by the net asset value per share of the Underlying Fund for the previous NYSE business day; and
2.	multiplying it by one minus all applicable daily asset based charges.
We determine the number of Accumulation Units credited to your contract by dividing the Purchase Payment by the Accumulation Unit value for the specific Variable Portfolio.
Example:
We apply your $25,000 Purchase Payment on Wednesday. You allocate the money to the money market fund. We determine that the value of an Accumulation Unit for the money market fund is $11.10 at Market Close on Wednesday. We then divide $25,000 by $11.10 and credit your contract on Wednesday night with 2,252.2532 Accumulation Units for the money market fund.
Performance of the Variable Portfolios and the insurance charges under your contract affect Accumulation Unit values. These factors cause the value of your contract to go up and down.
Free Look
You may cancel your contract within ten days after receiving it. We call this a “free look.” Your state may require a longer free look period. Please check your contract or with your financial representative.
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To cancel, mail the contract along with your written free look request to:
American General Life Insurance Company
Attn: Annuity Service Center
P.O. Box 9450
Amarillo, Texas 79105-9450
AdvancedOutcomesAnnuities@aig.com
If you decide to cancel your contract during the free look period we will refund the value of your contract as of the end of the NYSE business day we receive your request in Good Order if received before the Transaction Cutoff.
In order to process and price any request to cancel your contract during the free look period the same day the request is made, your request must be received by us in Good Order before the Transaction Cutoff.
IRA and State Free Look Restrictions
Certain states require us to return your Purchase Payments upon a free look request. Contracts issued as an IRA require the full return of Purchase Payments upon a free look.
If your contract was issued either in a state requiring return of Purchase Payments or as an IRA, and you cancel your contract during the free look period, we return the greater of:
(1)	Purchase Payments; or
(2)	the value of your contract as of the end of the NYSE business day we receive your request in Good Order if received before the Transaction Cutoff.
With respect to these contracts, we reserve the right to invest your money in the money market fund during the free look period. We will allocate your money according to your instructions at the end of the applicable free look period.
Please see your contract and APPENDIX C – STATE CONTRACT AVAILABILITY AND/OR VARIABILITY for information about the free look period in your state.
Exchange Offers
From time to time, we allow you to exchange an older variable annuity issued by the Company or one of its affiliates, for a newer product with different features and benefits issued by the Company or one of its affiliates. Such an exchange offer will be made in accordance with applicable federal securities laws and state insurance rules and regulations. We will provide the specific terms and conditions of any such exchange offer at the time the offer is made.

Investment Options

The Advanced Outcomes Annuity contains nine Strategies and a money market fund as investment options. A Strategy is an investment methodology with parameters generally designed to provide you with all, or a portion of positive performance related to a referenced index while simultaneously reducing a portion of negative performance. When you instruct us to allocate your Purchase Payment to one or more Strategies, your money is being invested in Variable Portfolios which invest in shares of Underlying Funds employing the selected Strategy. Depending upon your time horizon and risk tolerance, one or a combination of the available Strategies may be appropriate for you. Please consult your financial professional for additional assistance in making your investment selections. You should investigate all information available to you, including the Underlying Fund’s prospectus, statement of additional information and annual and semi-annual reports. We do not provide investment advice, nor do we recommend or endorse any particular investment options. Although each Strategy is designed to provide you with all, or a portion of positive performance related to a referenced index while simultaneously reducing a portion of negative performance, the performance and outcome of your investment is not guaranteed.
Glossary of Investment Option Terms
Strategy
An investment methodology seeking to provide targeted downside protection and upside potential in the variable annuity. A Strategy is represented across multiple Underlying Funds that are managed by Milliman Financial Risk Management LLC and is designed to target specific outcomes based upon the performance of the index to which they are referenced over a specified period of time. Each Strategy is constructed to target mitigation of a portion of downside performance risk associated with the referenced index (e.g. a buffer, floor, and/or participation rate), and target some level of upside performance capture associated with the referenced index (e.g. a cap, participation rate, and/or spread). Each Underlying Fund has its own Fund Frequency, Term Start Date, and can be identified as a “Current Fund” or a “Next Fund”, which denotes the availability of the Underlying Fund at the time of allocation.
Term Start Date
The date in which an Underlying Fund is made available for allocation of Purchase Payments.
Fund Frequency
Each Strategy has a predetermined frequency in which individual Underlying Funds are available for allocation. The frequency may be monthly, quarterly, semi-annually, or annually.
Current Funds
For initial Purchase Payments: As it applies to allocations of initial Purchase Payments, Current Funds are the Underlying Funds with the most recent Term Start Date prior to your contract issue date. The contract issue date is the date in which we issue your contract; it is not the date in which you purchase your contract or submit an application.
For subsequent Purchase Payments: As it applies to allocations of subsequent Purchase Payments, Current Funds
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are the Underlying Funds with the most recent Term Start Date prior to us receiving your subsequent Purchase Payment in Good Order.
Next Funds
For initial Purchase Payments: As it applies to allocations of initial Purchase Payments, Next Funds are the Underlying Funds with the next Term Start Date that occurs after your contract issue date. The contract issue date is the date in which we issue your contract; it is not the date in which you purchase your contract or submit an application.
For subsequent Purchase Payments: As it applies to allocations of subsequent Purchase Payments, Next Funds are the Underlying Funds with the next Term Start Date that occurs after we receive your subsequent Purchase Payment in Good Order.
Electing the Investment Options
There are nine different Strategies and a money market fund available as investment options under your contract. You may choose amongst the different Strategies that are available, the money market fund, or a combination of the Strategies and the money market fund. Ultimately, your money is invested in Variable Portfolios, which invest in shares of the Underlying Funds associated with the selected Strategies.
You may elect to allocate your initial Purchase Payment to Current Funds or Next Funds associated with a selected Strategy, or a combination of both. You may also elect to allocate the entirety or a portion of your initial Purchase Payment to the money market fund. If you elect to allocate your Purchase Payment to one or more Current Funds, your money is being invested in Variable Portfolios of Underlying Funds with a Term Start Date that has already passed. Therefore, the performance of your investment may not receive the full effect of the parameters of the selected Strategy for that term. If you elect to allocate your Purchase Payment to one or more Next Funds and you transfer your money out from the Next Funds before the end of the term, the performance of your investment may not receive the full effect of the parameters of the selected Strategy for that term. Prior to your initial Purchase Payment being allocated to one or more Next Funds, you must first elect to allocate your initial Purchase Payment to the money market fund where it will be invested until it is transferred to the Next Funds on their respective Term Start Dates based on your allocations. Note: In certain instances, this may cause your money to be invested in the money market fund for up to 90 days before being allocated to other funds per your allocation instructions. Once your initial Purchase Payment is allocated in accordance with your instructions, you may transfer your Purchase Payment between the available Variable Portfolios. For more information on transfers, please see TRANSFERS DURING THE ACCUMULATION PHASE below.
Subsequent Purchase Payments will be allocated in accordance with your allocation instructions. If we receive a subsequent Purchase Payment without instructions, we will invest the Purchase Payment in accordance with your most recent allocation instructions. When investing a subsequent
Purchase Payment in accordance with your most recent allocation instructions, any prior allocations to Current Funds of a selected Strategy will result in your subsequent Purchase Payment being allocated to Underlying Funds with the most recent Term Start Date that occurs before we receive your subsequent Purchase Payment in Good Order associated with the same selected Strategy. Similarly, if your most recent allocation instructions contain instructions to allocate to Next Funds, your subsequent Purchase Payment will be allocated to Underlying Funds with a Term Start Date that occurs after we receive your subsequent Purchase Payment in Good Order associated with the same selected Strategy. Prior to any portion of a subsequent Purchase Payment being allocated to Next Funds, you must first elect to allocate your subsequent Purchase Payment to the money market fund where it will be invested until it is transferred to the Next Funds on their respective Term Start Dates based on your allocation instructions. Note: In certain instances, this may cause your money to be invested in the money market fund for up to 90 days before being allocated to other funds per your allocation instructions.
The following nine Strategies are available:
Strategies	Underlying Fund Frequency
Milliman 6-Month Buffered S&P 500 with Par Up Strategy	Monthly
Milliman 6-Month Parred Down S&P 500 with Par Up Strategy	Monthly
Milliman 1-Year Buffered S&P 500 with Spread Strategy	Monthly
Milliman 1-Year Floored S&P 500 with Par Up Strategy	Monthly
Milliman 1-Year Buffered S&P 500 & Nasdaq with Stacker Cap Strategy	Monthly
Milliman 1-Year Buffered S&P 500 & Russell 2000 with Stacker Cap Strategy	Monthly
Milliman 1-Year Buffered S&P 500 & MSCI EAFE with Stacker Cap Strategy	Monthly
Milliman 6-Year Buffered S&P 500 with Par Up Strategy	Quarterly
Milliman 6-Year Parred Down S&P 500 with Par Up Strategy	Quarterly
Specific parameters applicable to the Underlying Funds for each Strategy are described in the Fund prospectus and are effective as of the Term Start Date. Please refer to the Fund prospectus for additional information.
Variable Portfolios
The Variable Portfolios available under the contract invest in the Underlying Funds of the Trust. Not all Underlying Funds may be available at the time the contract is purchased. Additional Variable Portfolios may be available in the future.
Information regarding each Underlying Fund, including (i) its name, (ii) its type, (iii) its investment adviser and any sub-investment adviser, (iv) current expenses, and (v) performance is available in an appendix to this prospectus. See APPENDIX A – UNDERLYING FUNDS AVAILABLE UNDER THE CONTRACT.
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Each Underlying Fund has issued a prospectus that contains more detailed information about the Underlying Fund. Read these prospectuses carefully before investing. Paper or electronic copies of the Underlying Fund prospectuses may be obtained by calling (855) 421-2692, or visiting our website at www.aig.com/ProductProspectuses.
You may also obtain information about the Underlying Funds by accessing the U.S. Securities and Exchange Commission’s website at www.sec.gov.
All Variable Portfolios may not be available through the broker-dealer with which your financial representative is affiliated. Such portfolios are identified in APPENDIX A - UNDERLYING FUNDS AVAILABLE UNDER THE CONTRACT. Please check with your financial representative for availability.
From time to time, certain Variable Portfolio names are changed. When we are notified of a name change, we will make changes so that the new name is properly shown. However, until we complete the changes, we may provide you with various forms, reports and confirmations that reflect a Variable Portfolio’s prior name.
Certain Underlying Funds offered under this Contract have similar investment objectives to other Underlying Funds managed by the same advisor or subadvisor. The investment results of the Underlying Funds, however, may be higher or lower than such other Underlying Funds. We do not guarantee or make any representation that the investment results of any of the Underlying Funds will be comparable to the investment results of any other Underlying Fund managed by the same investment advisor or subadvisor.
You can gain or lose money if you invest in these Variable Portfolios. You are responsible for allocating Purchase Payments to the Variable Portfolios as appropriate for your own individual circumstances, investment goals, financial situation and risk tolerance. You should periodically review your allocations and values to ensure they continue to suit your needs. You bear the risk of any decline in contract value resulting from the performance of the Variable Portfolio you have selected. In making your investment selections, you should investigate all information available to you including the Underlying Fund’s prospectus, statement of additional information and annual and semi-annual reports.
We do not provide investment advice, nor do we recommend or endorse any particular Underlying Fund.
Please consult your financial representative regarding which of these Variable Portfolios are appropriate for your risk tolerance.
You should read the prospectuses for the Trust carefully for detailed information about the Underlying Funds, including each Underlying Fund’s investment objective and risk factors.
Selection of Underlying Funds
The Underlying Funds offered through this contract are selected by us and we may consider various factors in the selection process, including but not limited to: asset class coverage, the strength of the investment advisor’s or subadvisor’s reputation and tenure, brand recognition, the alignment of the investment objectives of an Underlying Fund with our hedging strategy, performance and the capability and qualification of each investment firm.
Another factor we may consider is whether the Underlying Fund or its service providers (i.e. the investment advisor and/or subadvisor(s)) or their affiliates will make payments to us or our affiliates in connection with certain administrative, marketing and support services, or whether the Underlying Fund’s service providers have affiliates that can provide marketing and distribution support for sales of the contract. Please see PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT below.
We review the Underlying Funds periodically and may make changes if we determine that an Underlying Fund no longer satisfies one or more of the selection criteria and/or if the Underlying Fund has not attracted significant allocations from contract Owners.
Trust
We offer Underlying Funds of the following unaffiliated Trust:
Milliman Variable Insurance Trust
Substitution, Addition or Deletion of Variable Portfolios
We may, subject to any applicable law, make certain changes to the Variable Portfolios offered in your contract. We may offer new Variable Portfolios or stop offering existing Variable Portfolios. New Variable Portfolios may be made available to existing contract Owners, and Variable Portfolios may be closed to new or subsequent Purchase Payments, transfers or allocations. In addition, we may also liquidate the shares of any Variable Portfolio, substitute the shares of one Underlying Fund held by a Variable Portfolio for another and/or merge Variable Portfolios or cooperate in a merger of Underlying Funds. Depending on whether the shares of a Variable Portfolio are to be liquidated, substituted, or merged, we will notify you as such and may request that you provide us with updated allocation instructions. To the extent required by the Investment Company Act of 1940, as amended, we may be required to obtain SEC approval or your approval.
Transfers During the Accumulation Phase
Subject to the Company’s rules, restrictions and policies (including short term trading policies) described below, you may transfer funds between the available investment options subject to certain restrictions. You may transfer funds to any Variable Portfolios with Term Start Dates that occurred on or before the transfer request has been received in Good Order. You may also request transfers to funds with Term Start Dates that have not yet occurred provided the Term Start Date occurs within 30 days from receipt of the transfer request in Good Order.
If you intend on investing your money in one or more Variable Portfolios with a Term Start Date that has not yet occurred, your money will remain invested in your current Variable Portfolio(s) until it is transferred on their respective Term Start Date based on your allocation instructions received in Good Order. If you elect to transfer
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your money in one or more Variable Portfolios with a Term Start Date that has already occurred, the performance of your investment may not receive the full effect of the parameters of the selected Strategy for that term.
•	You must transfer at least $100 per transfer.
•	If less than $100 remains in any Variable Portfolio after a transfer, that amount must be transferred as well.
Submitting Transfer Instructions
Your transfer instructions must be received via one of the methods and locations referenced below; otherwise they will not be considered received by us. Please see SHORT-TERM TRADING POLICIES below for more information.
Internet:
www.aig.com/annuities
Telephone:
877-445-1AOA (1262)
Telephone/Internet Authorization
We accept transfers by internet or telephone. When receiving instructions over the internet or telephone, we have procedures to provide reasonable assurance that the transactions executed are genuine. Thus, we are not responsible for any claim, loss or expense from any error resulting from instructions received over the internet or telephone. If we fail to follow our procedures, we may be liable for any losses due to unauthorized or fraudulent instructions.
Transfer Fees
The fee for transfers is $25 per each transfer. The fee will be waived on transfers made on our website or other electronic means acceptable by us. If the total number of transfers in a contract year during the Accumulation Phase exceeds 50 (regardless of the manner in which the transfers are made), the waiver will no longer apply and you will be charged $25.00 per transfer.
Please see APPENDIX C - STATE CONTRACT AVAILABILITY AND/OR VARIABILITY for state-specific fees.
Accepting Transfer Requests
We cannot guarantee that we will be able to accept telephone, and/or internet transfer instructions at all times. Any telephone or computer system, whether it is yours, your broker-dealer’s, or ours, can experience outages or delays for a variety of reasons and may prevent our processing of your transfer request. If telephone and/or internet access is unavailable, you must make your transfer request in writing by U.S. Mail to our Annuity Service Center.
We reserve the right to modify, suspend or terminate telephone and/or internet transfer privileges at any time and we will notify you prior to exercising the right of suspension.
Pricing Transfer Requests
Any transfer request placed through our website or other electronic means acceptable by us or by calling the Annuity
Service Center will be priced as of the day it is received by us in Good Order if the request is received before the Transaction Cutoff. If the transfer request is received after the Transaction Cutoff, the request will be priced as of the next NYSE business day.
Why is there a Transaction Cutoff?
Generally, transfer requests are priced as of the NYSE business day it is received by an insurance company if it is received before Market Close and any transfer requests received after Market Close are priced next NYSE business day. However, the Advanced Outcomes Annuity differs from this practice in order to enhance the precision with which the Underlying Fund is managed in accordance with its investment objective. The purpose of the Transaction Cutoff is to ensure the pricing of your transactions conforms with the investment objectives under the Advanced Outcomes Annuity. The Advanced Outcomes Annuity contains Variable Portfolios with outcomes that may be achieved on dates in the future in accordance with the Variable Portfolio(s) you select.
In an effort to increase the likelihood of delivery of outcomes on these future dates, transfers must be received by us before the Transaction Cutoff in order to receive same day pricing. Any such requests received after the Transaction Cutoff in Good Order will be priced as of the end of the next NYSE business day. The Transaction Cutoff is two hours prior to the Market Close, usually 2:00 p.m. Eastern Time. Please consult your financial representative for any questions you may have regarding the pricing of transfers and how they may affect your investment.
Short-Term Trading Policies
This variable annuity contract is not designed to support frequent trading or trading strategies that seek to benefit from short-term price fluctuations or price inefficiencies in the Variable Portfolios of this product (“Short-Term Trading”) and we discourage Short-Term Trading as more fully described below.
Risks of Short-Term Trading
Short-Term Trading may create risks that may result in adverse effects on the investment return of the Underlying Fund in which a Variable Portfolio invests. Such risks may include, but are not limited to: (1) interference with the management and planned investment strategies of an Underlying Fund; (2) dilution of the interests in the Underlying Fund due to practices such as “arbitrage”; and/or (3) increased brokerage and administrative costs due to forced and unplanned fund turnover. These circumstances may reduce the value of the Variable Portfolio. In addition to negatively impacting the Owner, a reduction in contract value may also be harmful to Annuitants and/or Beneficiaries.
We have adopted the following administrative procedures to discourage Short-Term Trading which are summarized below.
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Standard U.S. Mail Policy
Under the Standard U.S. Mail Policy, all transfers must be submitted by U.S. Mail for 12-months. The 50th transfer in a 12-month look-back period (“12-Month Rolling Period”) may trigger the Standard U.S. Mail Policy.
Transfer Requests under the U.S. Mail Policy
•	While the U.S. Mail Policy is in effect, we will not accept transfer requests sent by any other method except U.S. Mail.
•	Transfer requests required to be submitted by U.S. Mail can only be cancelled by a written request sent by U.S. Mail with the appropriate paperwork received prior to the execution of the transfer.
•	All transfers made on the same day prior to the Transaction Cutoff are considered one transfer request for purposes of applying the Short-Term Trading policy and calculating the number of free transfers.
•	We apply the Standard U.S. Mail Policy uniformly and consistently to all contract Owners.
Example
For example, if you made a transfer on August 19, 2021 and within the previous twelve months (from August 20, 2020 forward) you made 50 transfers including the August 19th transfer, then all transfers made for twelve months after August 19, 2021 must be submitted by U.S. Mail (from August 20, 2021 through August 20, 2022).
Accelerated U.S. Mail Policy
We may become aware of transfer patterns among the Variable Portfolios which appear to be Short-Term Trading or otherwise detrimental to the Variable Portfolios but have not yet triggered the Standard U.S. Mail Policy described above. If such transfer activity comes to our attention, we may require you to adhere to our Standard U.S. Mail Policy prior to reaching the specified number of transfers.
Additional Short-Term Trading Restrictions
To the extent we become aware of Short-Term Trading activities which cannot be reasonably controlled solely by the Standard U.S. Mail Policy or the Accelerated U.S. Mail Policy, we reserve the right to evaluate, in our sole discretion, whether to:
1.	impose further limits on the size, manner, number and/or frequency of transfers you can make;
2.	impose minimum holding periods;
3.	reject any Purchase Payment or transfer request;
4.	terminate your transfer privileges; and/or
5.	request that you surrender your contract.
We will notify you in writing if your transfer privileges are modified, suspended or terminated. In addition, we reserve the right not to accept or otherwise restrict transfers from a third party acting for you and not to accept pre-authorized transfer forms and/or instructions.
Enforcement Determination Factors
Some of the factors we may consider when determining whether to accelerate the Standard U.S. Mail Policy, reject transfers or impose other conditions on transfer privileges include:
•	the number of transfers made in a defined period;
•	the dollar amount of the transfer;
•	the total assets of the Variable Portfolio involved in the transfer and/or transfer requests that represent a significant portion of the total assets of the Variable Portfolio;
•	the investment objectives and/or asset classes of the particular Variable Portfolio involved in your transfers;
•	whether the transfer appears to be part of a pattern of transfers to take advantage of short-term market fluctuations or market inefficiencies;
•	the history of transfer activity in the contract or in other contracts we may offer; and/or
•	other activity, as determined by us, that creates an appearance, real or perceived, of Short-Term Trading or the possibility of Short-Term Trading.
Applicability to Third Party Trading Services
The Standard and Accelerated U.S. Mail Policies are applied uniformly and consistently to contract Owners utilizing third party trading services/strategies performing asset allocation services for a number of contract Owners at the same time. You should be aware that such third party trading services may engage in transfer activities that can also be detrimental to the Variable Portfolios, including trading relatively large groups of contracts simultaneously. These transfer activities may not be intended to take advantage of short-term price fluctuations or price inefficiencies. However, such activities can create the same or similar risks as Short-Term Trading and negatively impact the Variable Portfolios as described above.
Deterrence Limitations
Notwithstanding the administrative procedures above, there are limitations on the effectiveness of these procedures. Our ability to detect and/or deter Short-Term Trading is limited by operational systems and technological limitations, as well as our ability to predict strategies employed by contract Owners (or those acting on their behalf) to avoid detection. We cannot guarantee that we will detect and/or deter all Short-Term Trading and it is likely that some level of Short-Term Trading will occur before it is detected and steps are taken to deter it. To the extent that we are unable to detect and/or deter Short-Term Trading, the Variable Portfolios may be negatively impacted as described above.
Our ability to deter Short-Term Trading may be limited by decisions made by state regulatory bodies and/or court orders which we cannot predict.
You should be aware that the design of our administrative procedures involves inherently subjective decisions which we attempt to make in a fair and reasonable manner consistent with the interests of all Owners of this contract. We do not
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enter into agreements with contract Owners whereby we permit or intentionally disregard Short-Term Trading.
We reserve the right to modify the policies and procedures described in the TRANSFERS DURING THE ACCUMULATION PHASE section at any time. To the extent that we exercise this reservation of rights, we will do so uniformly and consistently unless we disclose otherwise.
Underlying Funds’ Short-Term Trading Policies
Please note that the Underlying Funds have their own policies and procedures (outlined in their respective prospectus) with respect to frequent purchases and redemptions of their respective shares which may be more or less restrictive than ours.
•	We reserve the right to enforce these Underlying Fund policies and procedures, including, but not limited to, the right to collect a redemption fee on shares of the Underlying Fund if imposed by such Underlying Fund’s Board of Trustees/Directors. As of the date of this prospectus, none of the Underlying Funds impose a redemption fee.
•	We also reserve the right to reject, with or without prior notice, any purchase, transfer or allocation into a Variable Portfolio if the corresponding Underlying Fund will not accept such purchase, transfer or allocation for any reason.
We are obligated to execute instructions from the Underlying Funds to restrict or prohibit further purchases or transfers in an Underlying Fund under certain circumstances.
Required Information Sharing
Under rules adopted by the SEC, we also have written agreements with the Underlying Funds that obligate us to, among other things, provide the Underlying Funds promptly upon request certain information about you (e.g., your social security number) and your trading activity.
Voting Rights
The Company is the legal owner of the Trust’s shares. However, when an Underlying Fund solicits proxies in conjunction with a shareholder vote, we must obtain your instructions on how to vote those shares. We vote all of the shares we own in proportion to your instructions. This includes any shares we own on our own behalf. As a result of this proportionate voting, the vote of a small number of contract Owners can determine the outcome of a vote. Should we determine that we are no longer required to vote in the manner described above, we will vote the shares in our own right.

Access to your Money

You can access money in your contract in one of the following ways:
•	Partial Withdrawal;
•	Systematic Withdrawal;
•	Total Withdrawal (also known as surrender); or
•	Annuity Income Payment (during Income Phase).
Withdrawals made prior to age 59½ may result in a 10% IRS penalty tax. Certain Qualified plans restrict and/or prohibit your ability to withdraw money from your contract. Please see TAXES.
Minimum Withdrawal Amount and Minimum Contract Value
	Minimum Withdrawal Amount	Minimum Contract Value(1)
Partial Withdrawal	$1,000	$2,500 (2)
Systematic Withdrawal	$100	$2,500 (2)
(1)	The value left in any Variable Portfolio must be at least $100 after a withdrawal.
(2)	The total contract value must be at least $2,500 after a withdrawal.
Where permitted by state law, we may terminate your contract if your contract value is less than $2,500 as a result of withdrawals and/or fees and charges. We will provide you with 60 days written notice that your contract is being terminated. At the end of the notice period, we will distribute the contract’s remaining value to you.
Penalty-Free Withdrawal Amount
Your contract provides for a penalty-free withdrawal amount each contract year during the applicable withdrawal period. The penalty-free withdrawal amount is the portion of your contract that we allow you to take out without being charged a withdrawal charge. The penalty-free withdrawal amount does not reduce the basis used to calculate future annual penalty-free withdrawals and withdrawal charges.
Your maximum annual penalty-free withdrawal amount equals 10% of remaining Purchase Payments not yet withdrawn each contract year, and still subject to withdrawal charges.
Purchase Payments that are no longer subject to a withdrawal charge and not previously withdrawn may also be withdrawn penalty-free.
If, in any contract year, you choose to take less than the full penalty-free withdrawal amount, then you may not carry over the unused amount as an additional penalty-free withdrawal in subsequent years.
Assessment of Withdrawal Charges
We deduct a withdrawal charge applicable to any amount of a partial or total withdrawal in excess of your penalty-free withdrawal amount made before the end of the withdrawal charge period. Before purchasing this contract, you should consider the effect of withdrawal charges on your investment if you need to withdraw more than the annual penalty-free amount during the withdrawal charge period. You should fully discuss this decision with your financial representative.
The withdrawal charge percentage is determined by the number of years the Purchase Payment has been in the contract at the time of the withdrawal. Please see WITHDRAWAL CHARGES and EXPENSES.
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When you make a partial withdrawal, we deduct it from any remaining annual penalty-free withdrawal amount first, next from remaining Purchase Payments on a first-in, first-out basis, and then from any remaining contract value. This means that you will access your Purchase Payments that are lower or no longer subject to withdrawal charges before those Purchase Payments that are still subject to withdrawal charges or higher withdrawal charges.
If you request a total withdrawal (surrender) of your contract, we may also deduct any premium taxes, if applicable. If you fully surrender your contract, withdrawal charges will be assessed against the amount of Purchase Payments subject to withdrawal charges. This means that, if you surrender your contract while withdrawal charges still apply, any prior penalty-free withdrawal amounts taken in the current contract year are not subtracted from the total Purchase Payments still subject to withdrawal charges. Please see EXPENSES.
Calculating Withdrawal Charges
For the purpose of calculating the withdrawal charge if you request a total withdrawal of your contract, any prior penalty-free withdrawal amount, including a required minimum distribution, in the current contract year is not subtracted from the total Purchase Payments still subject to withdrawal charges.
Example:
For example, you make an initial Purchase Payment of $100,000. For purposes of this example we will assume a 0% growth rate over the life of the contract, no subsequent Purchase Payments and no election of optional features. In contract year 2, you take out your maximum penalty-free withdrawal of $10,000. After that penalty-free withdrawal your contract value is $90,000. In the 3rd contract year, you request a total withdrawal of your contract. We will apply the following calculation:
A–(B x C)=D, where:
A=	Your contract value at the time of your request for withdrawal ($90,000)
B=	The amount of your Purchase Payments still subject to withdrawal charge ($100,000)
C=	The withdrawal charge percentage applicable to the age of each Purchase Payment (assuming 6% is the applicable percentage) B x C = $6,000
D=	Your full contract value ($84,000) available for total withdrawal
Annuity Income Payments
Any time after your second contract anniversary, you may receive annuity income payments for a specified period of time and at a frequency as elected by you. We will waive any applicable withdrawal charges upon processing of your request to annuitize the contract. Please see ANNUITY INCOME OPTIONS.
Processing Withdrawal Requests
A request to access money from your contract, as outlined above, must be submitted in writing and in Good Order before the Transaction Cutoff to the Annuity Service Center at the following address. Withdrawals are processed and priced effective as of the end of the NYSE business day they are deemed in Good Order if received before the Transaction Cutoff and payments are made within 7 days. In order to process and price any request to access money from your contract the same day, your request must be received by us in Good Order before the Transaction Cutoff. If you take a partial withdrawal, you can choose whether any applicable withdrawal charges are deducted from the amount withdrawn or from the contract value remaining after the amount withdrawn. If you fully surrender your contract value, we deduct any applicable withdrawal charges from the amount surrendered.
For withdrawals of $500,000 and more, you are required to include a signature guarantee issued by your broker-dealer which verifies the validity of your signature.
American General Life Insurance Company
Attn: Annuity Service Center
P.O. Box 9450
Amarillo, TX 79105-9450
We may be required to suspend or postpone the payment of a withdrawal for any period of time when: (1) the NYSE is closed (other than a customary weekend and holiday closings); (2) trading with the NYSE is restricted; (3) an emergency exists such that disposal of or determination of the value of shares of the Variable Portfolios is not reasonably practicable; (4) the SEC, by order, so permits for the protection of contract Owners.
Partial, Systematic, and Required Minimum Distributions
Partial withdrawals, systematic withdrawals and required minimum distributions will be made proportionately from each Variable Portfolio in which you are invested, unless you provide different instructions.
If you surrender your contract, we may deduct any premium taxes, if applicable. Please see EXPENSES.
Total Withdrawals
We calculate withdrawal charges upon total withdrawal of the contract on the day after we receive your request in Good Order. Any prior penalty-free withdrawal amount in the current contract year is not subtracted from the total Purchase Payments still subject to withdrawal charges. We will return your contract value less any applicable fees and charges within 7 calendar days of the request.
Systematic Withdrawal Program
During the Accumulation Phase, you may elect to receive periodic withdrawals under the Systematic Withdrawal Program for no additional charge. Under the program, you may choose to take monthly, quarterly, semi-annual or annual payments from your contract. Electronic transfer of these periodic withdrawals to your bank account is available.
Please contact our Annuity Service Center which can provide the necessary enrollment forms. A withdrawal charge may apply if the amount of the periodic withdrawals in any year exceeds the penalty-free withdrawal amount permitted each year.
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Upon notification of your death, we will terminate the Systematic Withdrawal Program unless your Beneficiary instructs us otherwise.
We reserve the right to modify, suspend or terminate the Systematic Withdrawal Program at any time and we will notify you prior to exercising that right.
Nursing Home Waiver
If you are confined to a nursing home for 90 days or longer, we may waive the withdrawal charge on partial or total withdrawals made while you are in a nursing home or within 1 year after you leave the nursing home.
•	You cannot use this waiver during the first year after your contract is issued.
•	The confinement period for which you seek the waiver must begin after you purchase your contract.
•	We will only waive withdrawal charges on withdrawals paid directly to the contract owner, and not to a third party or other financial services company.
•	The Nursing Home waiver will automatically terminate upon your 86th birthday.
In order to use this waiver, you must submit the following documents to the Annuity Service Center:
1)	a doctor’s note recommending admittance to a nursing home;
2)	an admittance form which shows the type of facility you entered; and
3)	the bill from the nursing home which shows that you met the 90 day confinement requirement.
Please see APPENDIX C — STATE CONTRACT AVAILABILITY AND/OR VARIABILITY for state specific information regarding the availability of the Nursing Home Waiver.

Benefits Available Under the Contract

The following tables summarize information about the benefits available under the contract.
Standard Benefits (No Additional Charge)
Name of Benefit	Purpose	Brief Description of Restrictions / Limitations
Contract Value Death Benefit	Provides a death benefit equal to the contract value	• Your Contract Value Death Benefit is equal to your Contract Value. Any restrictions or limitations that apply to your Contract Value apply to your Contract Value Death Benefit.
Systematic Withdrawal Program	Allows you to receive periodic withdrawals from your contract	• Minimum withdrawal amount is $100. • Withdrawals may occur on a monthly, quarterly, semi-annual, or annual basis. • The Systematic Withdrawal Program may be terminated by us at any time.
Automatic Payment Plan	Allows you to make automatic Purchase Payments	• Minimum requirements for the initial and subsequent Purchase Payments and age restrictions apply.
• The Automatic Payment Plan may be terminated by us at any time.
• If the 10-Year Account Value Buffer Benefit is elected, the Automatic Payment Plan will automatically terminate at the earlier of the 6th Benefit Year Anniversary or the date in which you are no longer permitted to make subsequent Purchase Payments under the feature.
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Optional Benefits Available For Election
Name of Benefit	Purpose	Maximum Fee	Brief Description of Restrictions/ Limitations
10-Year Account Value Buffer Benefit	A guaranteed minimum accumulation benefit, designed to provide a one-time credit (“Benefit”) to your contract value in the event that your contract value on the 10th contract anniversary date (“Benefit Date”) is less than the Net Purchase Payments.	0.75% (an annualized percentage of Net Purchase Payments	• May be elected only at time of contract issuance.
• Cannot be elected by anyone who is age 76 or older.
• Purchase Payments may be subject to additional restrictions.
• May not be cancelled by you prior to the 6th Benefit Year Anniversary, unless you surrender or annuitize your contract.
• May not be re-elected or reinstated after termination.
• May not be elected if the 10th contract anniversary date ("Benefit Date") is after the Latest Annuity Date.
• The feature terminates automatically following the Benefit Date.
• Only effective during the Accumulation Phase.
• No subsequent purchase payments accepted after the 6th Benefit Year Anniversary or after the age of 81 with the election of this feature.
• We reserve the right to not accept subsequent Purchase Payments before the 6th Benefit Year Anniversary.
• Withdrawals may reduce the value of the benefit, and if you surrender your contract, the benefit will terminate.
• May not be available for election through the broker-dealer with which your financial representative is affiliated.
• The broker-dealer with which your financial representative is affiliated may require you to elect the 10-Year Account Value Buffer Benefit at time of contract issue.
Return of Purchase Payment Death Benefit	Provides a death benefit based on the greater of contract value or Net Purchase Payments	0.20% (as a percentage of average daily net asset value allocated to the Variable Portfolios)	• May be elected only at time of contract issuance. Once elected, death benefit option cannot be changed.
• Cannot be elected by anyone who is age 76 or older.
• Must notify us in writing of the beneficiary(ies) who will receive any death benefit payments under the contract.
• Only effective during the Accumulation Phase.
• Withdrawals may significantly reduce the Benefit.
• We do not pay a death benefit if contract value is reduced to zero.
• May not be available for election through the broker-dealer with which your financial representative is affiliated.
• The broker-dealer with which your financial representative is affiliated may require you to elect the optional death benefit at time of contract issue.

OPTIONAL 10-Year Account Value BUFFER Benefit

General Information
The 10-Year Account Value Buffer Benefit is an optional guaranteed minimum accumulation benefit. The feature provides a one-time credit (“Benefit”) to your contract value in the event that your contract value on the 10th Benefit Year Anniversary (“Benefit Date”) is less than the Net Purchase Payments made prior to the Benefit Date. The feature is designed for individuals who are seeking participation in the growth potential of the stock market and desire a level of contract value protection.
The 10-Year Account Value Buffer benefit will provide a contract value credit of up to 10% or 20% of Net Purchase Payments (depending on which option is selected at issue) on the 10th Benefit Year Anniversary. After the credit is applied, the contract value will be less than or equal to Net Purchase Payments, but never greater than Net Purchase Payments. For example, if you elect the 10% option and your Net Purchase Payments are $100,000 and your contract value on the 10th Benefit Year Anniversary is
$90,000, a credit of $10,000 will be applied to bring your contract value up to $100,000. However, if your contract value on the 10th Benefit Year Anniversary is $93,000, a credit of $7,000 will be applied to bring your contract value up to $100,000. Alternatively, if your contract value on the 10th Benefit Year Anniversary is $83,000, a credit of $10,000 will be applied bringing your contract value to $93,000. Therefore, the maximum credit that will ever be applied to the contract on the 10th Benefit Year Anniversary will either be 10% or 20% of Net Purchase Payments depending on which option you elect. Note: That maximum credit would only be applied if the account value on the anniversary is less than or equal to 10% or 20% of Net Purchase Payments.
The 10-Year Account Value Buffer Benefit does not guarantee a specific outcome or performance of your investment in any of the investment options available to you under the contract, including the outcome or performance of the Variable Portfolios you are invested in, individually or collectively. If you plan to add subsequent Purchase Payments on or after the 6th Benefit Year Anniversary or after the age of 81, you should know that you will not be able to do so. Since the 10-Year Account Value Buffer

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Benefit may not guarantee a contract value that reflects a return of all Purchase Payments, it is important to realize that withdrawals from the contract on or after the 6th Benefit Year Anniversary may decrease the value of the Benefit. For example, if you make withdrawals on or after the 6th Benefit Year Anniversary, you will be reducing Net Purchase Payments made during the first six years of the contract. We will allocate the Benefit, if any, on the Benefit Date to the money market fund. Any Benefit paid is not considered a Purchase Payment for purposes of calculating other benefits or features of your contract. For information about how the Benefit is treated for income tax purposes, you should consult a qualified tax advisor for information concerning your particular circumstances.
The 10-Year Account Value Buffer Benefit is subject to state availability. Please see APPENDIX C – STATE CONTRACT AVAILABILITY AND/OR VARIABILITY.
Please check with your financial representative for availability and additional restrictions.
Depending on the broker-dealer with which your financial representative is affiliated, in order to purchase your contract, you may be required to elect the 10-Year Account Value Buffer Benefit.
Below is a glossary of terms and a summary of the key features of the 10-Year Account Value Buffer Benefit offered in your contract.
Glossary of 10-Year Account Value Buffer Benefit Terms
Benefit
The one-time credit that will be made to your contract in the event your contract value on the 10th Benefit Year Anniversary is less than the Net Purchase Payments.
Benefit Date
The date in which you are eligible to receive the Benefit. The Benefit Date is the earlier of the 10th Benefit Year Anniversary or the date in which your contract value is reduced to zero in the event of poor investment performance.
Benefit Effective Date
The date the 10-Year Account Value Buffer Benefit is elected. The Benefit Effective Date is the same as the contract issue date.
Benefit Percentage
A percentage of either 10% or 20% selected by you on the Benefit Effective date that is used to calculate the amount of the Benefit.
Benefit Quarter
Each consecutive three-month period starting on the Benefit Effective Date.
Benefit Quarter Anniversary
The date following each consecutive three-month period starting on the Benefit Effective Date. If the next Benefit Quarter Anniversary has no corresponding date, then the Benefit Quarter Anniversary will be deemed to be the following day. For example, if a Benefit Quarter Anniversary is November 29, the next Benefit Quarter Anniversary would be February 29 of the following year;
however, in a non-Leap Year, there is no corresponding date. Therefore, the next Benefit Quarter Anniversary would be March 1.
Benefit Year
Each consecutive one-year period starting on the Benefit Effective Date until the 10-Year Account Value Buffer Benefit is cancelled or terminated.
Benefit Year Anniversary
The date on which each Benefit Year begins.
Net Purchase Payments
We determine Net Purchase Payments as Purchase Payments less adjustments for withdrawals. Net Purchase Payments are increased by the amount of subsequent Purchase Payments, if any, and reduced for withdrawals, if any, in the same proportion that the contract value was reduced on the date of such withdrawal.
Specified Guarantee Period
The first 10 Benefit Years in which the 10-Year Account Value Buffer Benefit is effective if elected. The Specified Guarantee Period cannot be renewed or extended, and the Company will stop charging 10-Year Account Value Buffer Benefit fees after the 10th Benefit Year Anniversary regardless of whether or not the Benefit is applied to your contract value. The fee will no longer be assessed if the Benefit is applied to the contract prior to the 10th Benefit Year Anniversary as a result of the contract being reduced to zero due to performance.
When and how may I elect the 10-Year Account Value Buffer Benefit?
The 10-Year Account Value Buffer Benefit may be elected at the time of contract issue. If the contract is not owned by a natural person, references to Owner(s) apply to the Annuitant(s). To elect the 10-Year Account Value Buffer Benefit, you must meet the minimum and maximum age requirements. You may not elect the 10-Year Account Value Buffer Benefit if the Benefit Date would be after the Latest Annuity Date.
How does 10-Year Account Value Buffer Benefit Work?
Once elected, the 10-Year Account Value Buffer Benefit will guarantee a credit to the contract value by applying the Benefit on the Benefit Date in the event your contract value is below the Net Purchase Payments as of the Benefit Date.
On the Benefit Date, we will compare your contract value to your Net Purchase Payments. If your contract value is less than your Net Purchase Payments, the Benefit will be applied to your contract value. If your contract value is greater than or equal to your Net Purchase Payment, the Benefit will not be applied. If the Benefit is applied, the maximum amount of the Benefit will be equal to the Benefit Percentage you selected of the amount of your Net Purchase Payments. After the Benefit is applied, your contract value may be less than or equal to your Net Purchase Payments, it will never be greater than your Net Purchase Payments. If your contract value on the Benefit Date is more than 10% below your Net Purchase Payments, your contract value after the Benefit is applied will be less than your Net
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Purchase Payments because the amount of the Benefit is capped at 10% of Net Purchase Payments.
How is the amount of the Benefit calculated?
The amount of the Benefit is the lesser of (a) and (b) where:
(a)	is the greater of Net Purchase Payments minus the contract value on the Benefit Date, or zero.
(b)	is the Benefit Percentage multiplied by Net Purchase Payments as of the Benefit Date.
Please see APPENDIX D — 10-YEAR ACCOUNT VALUE BUFFER EXAMPLES for detailed numerical examples.
What fees are charged for electing the 10-Year Account Value Buffer Benefit?
Once you elect the 10-Year Account Value Buffer Benefit, an annualized fee will be calculated and deducted from the contract value each Benefit Quarter Anniversary beginning on the first Benefit Quarter Anniversary and every Benefit Quarter Anniversary thereafter until the earlier of the Benefit Date or cancellation of the 10-Year Account Value Buffer Benefit. The amount deducted is a percentage of Net Purchase Payments as of each Benefit Quarter. The fees are as follows:
Benefit Percentage	Fee
10%	0.40%
20%	0.75%
The annualized fee will be calculated each Benefit Quarter Anniversary beginning on the first Benefit Quarter Anniversary after the contract issue date. For example, if you select the Benefit Percentage of 10%, the annual fee of 0.40% will be calculated each Benefit Quarter Anniversary at 0.10%. The fee will be multiplied by the Net Purchase Payments received as of the Benefit Quarter Anniversary the fee is calculated. The resulting amount will be deducted from the contract value each Benefit Quarter Anniversary beginning on the first Benefit Quarter Anniversary after the contract issue date. The amount deducted from the contract value will not exceed the lesser of (a) and (b) where:
(a)	is the fee amount calculated on that Benefit Quarter Anniversary.
(b)	is the contract value as of the same Benefit Quarter Anniversary.
If you request to cancel the 10-Year Account Value Buffer Benefit before the 6th Benefit Year Anniversary, the cancellation will be effective as of the 6th Benefit Year Anniversary. If you request to cancel the 10-Year Account Value Buffer Benefit on or after the 6th Benefit Year Anniversary, the cancellation will be effective as of the end of the NYSE business day the request was made if received. In order for a request to cancel the 10-Year Account Value Buffer to be effective the same day a request is made, the request must be received by us in Good Order before the Transaction Cutoff. Upon cancellation of the 10-Year Account Value Buffer Benefit or if the 10-Year Account Value Buffer Benefit is still in effect while your contract value is greater than zero, and you surrender your contract, we will assess a pro-rata charge for the fee applicable to the
Benefit Quarter in which the cancellation or surrender occurs if you cancel or surrender your contract before the end of a Benefit Quarter. The pro-rata fee is calculated by multiplying the fee by the number of days between the date when the fee was last assessed and the date of surrender, divided by the number of days between the prior and the next Benefit Quarter Anniversaries. The fee will no longer apply if you annuitize your contract before the Benefit Date.
What happens if my contract value is reduced to zero prior to the Benefit Date?
If your contract value is reduced to zero before the Benefit Date due to poor investment performance and/or fees related to the optional benefits under the contract, we will consider this date the Benefit Date and you will be eligible to receive the Benefit.
What happens to my 10-Year Account Value Buffer Benefit upon Spousal Continuation?
If Spousal Continuation is elected, this feature may be canceled by your spouse at the time of your death or anytime after the 6th Benefit Year Anniversary. If your spouse does not cancel the 10-Year Account Value Buffer Benefit, the fee will continue to be charged and your spouse will receive the Benefit if the Benefit Date is not after the Latest Annuity Date. The amount of the Benefit and the Benefit Date will not be affected by the Spousal Continuation unless this feature is canceled by your spouse.
Can I cancel the 10-Year Account Value Buffer Benefit?
The 10-Year Account Value Buffer Benefit cannot be canceled by you prior to the 6th Benefit Year Anniversary, unless you surrender or annuitize your contract. Once cancellation is effective, the guarantee under the 10-Year Account Value Buffer Benefit is terminated. You may not re-elect or reinstate the 10-Year Account Value Buffer Benefit after cancellation. Upon the death of the first spouse, the surviving spouse (generally, the Continuing Spouse) may not cancel the 10-Year Account Value Buffer Benefit.
Are there circumstances in which the 10-Year Account Value Buffer Benefit will be automatically cancelled?
The 10-Year Account Value Buffer Benefit will be automatically cancelled if:
•	The Specified Guarantee Period ends;
•	Death occurs prior to the Benefit Date (if Joint Ownership, the 10-Year Account Value Buffer Benefit terminates upon the first death of a spouse unless Spousal Continuation is elected);
•	The contract is fully surrendered prior to the Benefit Date;
•	The contract is annuitized prior to the Benefit Date;
•	If the spouse continues and the Latest Annuity Date is before the Benefit Date;
•	You cancel the 10-Year Account Value Buffer Benefit on or after the 6th Benefit Year Anniversary; or
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•	If your contract is terminated due to your minimum contract value falling below $2,500 as a result of withdrawals and/or fees and charges
How does the 10-Year Account Value Buffer Benefit work together with the structured outcome funds offered under this variable annuity and how are they different?
The Underlying Funds seek to deliver performance defined by upside capture parameters and seek to provide targeted downside protection based on the performance of one or more referenced indices. If the referenced index's price decreases in excess of the “buffer” over the outcome period of the Underlying Fund, you will bear any losses in excess of the buffer. If your contract value decreases due to poor performance of your investment options such as losses in excess of the buffer or simply through the application of fees and expenses, the 10-Year Account Value Buffer will provide you a one-time credit to your contract value on the 10th Benefit Year Anniversary if your contract value is lower than your Net Purchase Payments.

Death Benefits

You must elect one of the death benefit options at the time you purchase your contract. An option may be available for an additional fee, as described later in this section. Once elected, you cannot change your death benefit option. You should discuss the available options with your financial representative to determine which option is best for you.
We do not pay a death benefit if:
•	your contract value is reduced to zero; or
•	you die after you begin the Income Phase. Your Beneficiary would receive any remaining guaranteed annuity income payments in accordance with the annuity income option you selected. Please see ANNUITY INCOME OPTIONS.
We pay a death benefit to your Beneficiary(ies) if you die during the Accumulation Phase. The death benefit will become payable upon death of the following individual.
Owner	Payable Upon Death of
Natural persons	Owner (or first to die, if jointly owned)
Non-natural person (e.g. Trust)	Annuitant
Beneficiary Designation
You must notify us in writing of the Beneficiary(ies) who will receive any death benefit payments under your contract. You may change the Beneficiary at any time, unless otherwise specified below.
•	If your contract is jointly owned, the surviving joint Owner must be the sole primary Beneficiary. Any other individual you designate as Beneficiary will be the contingent Beneficiary.
•	If the Owner is a non-natural person then joint Annuitants, if any, shall be each other’s sole primary Beneficiary, except when the Owner is a charitable remainder trust.
•	If the Owner is a trust, whether as an agent for a natural person or otherwise, you should consult with your tax and/or legal adviser to determine whether this contract is an appropriate trust investment.
Death Benefit Processing
We process death benefit requests when we receive all required documentation, including satisfactory proof of death, in Good Order, at the Annuity Service Center.
Satisfactory proof of death includes, but may not be limited to:
(1)	A certified copy of the death certificate; or
(2)	A certified copy of a decree of a court of competent jurisdiction as to the finding of death; or
(3)	A written statement by a medical doctor who attended the deceased at the time of death.
When Death Benefits are Calculated
All death benefit calculations are made as of the end of the business day all required documentation is received in Good Order at the Annuity Service Center if received before the Transaction Cutoff. In order to calculate death benefits the same day a request is made, the request and all required documentation must be received by us in Good Order before the Transaction Cutoff.
If we are unable to process a death claim at the time we receive notification of the death because required documentation is not in Good Order, the Beneficiary may transfer the entire contract value to the money market fund by contacting the Annuity Service Center. If there are multiple Beneficiaries, they must all agree to the transfer; otherwise the contract value will be invested in accordance with the Owner’s instructions prior to death.
If we receive notification of the Owner’s death before any previously requested transaction is completed (including systematic transfer and withdrawal programs), we will cancel the previously requested transaction.
For contracts in which the aggregate of all Purchase Payments in contracts issued by AGL to the same Owner/Annuitant are in excess of the Purchase Payments Limit, we reserve the right to limit the death benefit amount that is in excess of contract value at the time we receive all paperwork and satisfactory proof of death. Any limit on the maximum death benefit payable would be mutually agreed upon in writing by you and the Company prior to purchasing the contract.
Please see APPENDIX E — OPTIONAL RETURN OF PURCHASE PAYMENT DEATH BENEFIT EXAMPLES.
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Death Benefit Settlement Options
Your Beneficiary must elect one of the following settlement options within 60 days of providing required documentation, including satisfactory proof of death, in Good Order.
•	Lump sum payment; or
•	Annuity Income Option; or
•	Continue the contract as the Spousal Beneficiary, or under a Beneficiary continuation option, if available; or
•	Payment option that is mutually agreeable between you and us
After 60 days, if no election is made by the Beneficiary, we may pay a lump sum death benefit by check to the Beneficiary’s address of record, unless otherwise required by state law.
In general, the death benefit must be paid within 5 years of the date of death unless the Beneficiary elects to have it payable in the form of an annuity income option. If the Beneficiary elects an annuity income option, it must be paid over the Beneficiary’s life expectancy or a shorter period. Payments associated with such election must begin within one year of death. Federal tax law may limit the Beneficiary’s death benefit and payout options available after your death. Please see ANNUITY INCOME OPTIONS.
Death Benefit Defined Terms
Net Purchase Payment is an on-going calculation. It does not represent a contract value.
We determine Net Purchase Payments as Purchase Payments less adjustments for withdrawals. Net Purchase Payments are increased by the amount of subsequent Purchase Payments, if any, and reduced for withdrawals, if any, in the same proportion that the contract value was reduced on the date of such withdrawal.
The term “withdrawals” as used in describing the death benefit options is defined as withdrawals and the fees and charges applicable to those withdrawals.
The Company does not accept Purchase Payments from anyone who is age 86 or older. The optional Return of Purchase Payment death benefit cannot be elected by anyone who is age 76 or older. Therefore, if the optional Return of Purchase Payment death benefit is elected, we will not accept Purchase Payments from anyone who is age 76 or older. The death benefit calculations assume that no Purchase Payments are received from anyone who is age 76 or older.
Death Benefit Options
Contract Value Death Benefit
The Contract Value death benefit is equal to the contract value as of the end of the NYSE business day we receive all required documentation in Good Order before the Transaction Cutoff. If we receive all required documentation in Good Order after the Transaction Cutoff, the Contract Value death benefit will be equal to the contract value as of the end of the following NYSE business day. In order to process a Contract Value death benefit the same day a request is made, the request and all required documentation must be received by us in Good Order before the Transaction Cutoff.
Depending on the broker-dealer with which your financial representative is affiliated, in order to purchase your contract, you may be required to elect the Return of Purchase Payment death benefit. Please note that not all death benefit options may be available through the broker-dealer with which your financial representative is affiliated. Please check with your financial representative for availability and additional restrictions.
Optional Return of Purchase Payment Death Benefit
For an additional fee, you may elect the Return of Purchase Payment death benefit described below which can provide greater protection for your beneficiaries. You may only elect the Return of Purchase Payment death benefit at the time you purchase your contract and you cannot change your election thereafter at any time. The annualized fee for the Return of Purchase Payment death benefit is 0.20% of the average daily net asset value allocated to the Variable Portfolios. You may pay for the optional death benefit and your Beneficiary may never receive the benefit once you begin the Income Phase. The optional Return of Purchase Payment death benefit cannot be elected by anyone who is age 76 or older.
The following describes the Return of Purchase Payment death benefit:
The death benefit is the greater of:
1.	Contract value; or
2.	Net Purchase Payments.
Please see APPENDIX E –OPTIONAL RETURN OF PURCHASE PAYMENT DEATH BENEFIT EXAMPLES.
Spousal Continuation
The Continuing Spouse may elect to continue the contract after your death. A Spousal Continuation can only take place once, upon the death of the original Owner of the contract.
Upon election of Spousal Continuation:
•	Generally, the contract, its benefits and elected features, if any, remain the same.
•	Continuing Spouse is subject to the same fees, charges and expenses applicable to the original Owner of the contract. Please see EXPENSES.
•	Continuing Spouse may not terminate the Return of Purchase Payment death benefit if elected at contract issue.
•	Continuing Spouse will be subject to the investment risk of Variable Portfolios, as was the original Owner.
Non-spousal joint Owners (including Domestic Partners) are not eligible for Spousal Continuation, under current tax law.
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Upon a Spousal Continuation, we will contribute to the contract value an amount by which the death benefit that would have been paid to the Beneficiary upon the death of the original Owner, exceeds the contract value as of the Good Order date (“Continuation Contribution”), if any. The Continuation Contribution is not considered a Purchase Payment for the purposes of any other calculations except the death benefit following the Continuing Spouse’s death.
We will process a Spousal Continuation as of the date we receive the following at the Annuity Service Center:
•	Death Claim form; and
•	Satisfactory proof of death of the original Owner.
We will add any Continuation Contribution as of the end of the NYSE business day we receive both the Continuing Spouse’s written request to continue the contract and satisfactory proof of death of the original Owner (“Continuation Date”) if received at the Annuity Service Center before the Transaction Cutoff. In order to process a Continuation Contribution the same day a request is made, both the Continuing Spouse's written request to continue the contract and satisfactory proof of death of the original owner must be received by us before the Transaction Cutoff.
The age of the Continuing Spouse on the Continuation Date will be used to determine any future death benefits under the contract. If you elected the Return of Purchase Payment death benefit, the death benefit payable upon the Continuing Spouse’s death would differ depending on the Continuing Spouse’s age on the Continuation Date. Please see APPENDIX B – DEATH BENEFITS FOLLOWING SPOUSAL CONTINUATION for a discussion of the death benefit calculations upon a Continuing Spouse’s death.
Please see OPTIONAL 10-YEAR ACCOUNT VALUE BUFFER BENEFIT above for information on the effect of Spousal Continuation on these benefits.

Expenses

We may deduct the following fees and expenses if applicable from your contract, as described later in this section.
•	Base Contract Expenses
•	Withdrawal Charges
•	Underlying Fund Expenses
•	Transfer Fee
•	Optional 10-Year Account Value Buffer Benefit Fee
•	Optional Return of Purchase Payment Death Benefit Fee
Fees and expenses associated with your contract reduce your investment return. Before purchasing this contract, you should consider the effect of fees and expenses on your investment. You should fully discuss this decision with your financial representative. We will not increase certain contract fees, such as the Base Contract Expense or withdrawal charges for the life of your contract. Underlying Fund investment management fees may increase or decrease. Some states may require that we charge less than the amounts described below. Please see APPENDIX C — STATE CONTRACT AVAILABILITY AND/OR VARIABILITY for state-specific expenses.
We intend to profit from the sale of the contracts. Our profit may be derived as a result of a variety of pricing factors including but not limited to the fees and charges assessed under the contract and/or amounts we may receive from an Underlying Fund, its investment advisor and/or subadvisors (or affiliates thereof). Please see PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT below. The fees, charges, amounts received from the Underlying Funds (or affiliates thereof) and any resulting profit may be used for any corporate purpose including supporting marketing, distribution and/or administration of the contract and, in its role as an intermediary, the Underlying Funds.
Base Contract Expenses	1.25%

(annualized charge as a percentage of the average daily ending net asset value allocated to Variable Portfolios)
The Base Contract Expense (also referred to as Separate Account Charge) compensates the Company for the mortality and expense risk and the costs of contract distribution assumed by the Company.
Generally, the mortality risks assumed by the Company arise from its contractual obligations to make annuity income payments after the Annuity Date and to provide a death benefit. The expense risk assumed by the Company is that the costs of administering the contracts and the Separate Account will exceed the amount received from the fees and charges assessed under the contract. There may not necessarily be a relationship between the administrative charge imposed under the contract and the amount of expenses that may be attributable to the contract.
If these charges do not cover all of our expenses, we will pay the difference. Likewise, if these charges exceed our expenses, we will keep the difference. The mortality and expense risk charge is expected to result in a profit. Profit may be used for any cost or expense including supporting distribution. Please see PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT below.
Withdrawal Charges
The contract provides a penalty-free withdrawal amount every contract year. Please see ACCESS TO YOUR MONEY above. You may incur a withdrawal charge if you take a withdrawal in excess of the penalty-free withdrawal amount and/or if you fully surrender your contract. Withdrawal Charges reimburse us for the cost of contract sales, expenses associated with issuing your contract and other acquisition expenses.
We apply a withdrawal charge schedule to each Purchase Payment you contribute to the contract. The withdrawal charge percentage declines over time for each Purchase Payment in the contract.
Years Since Purchase Payment Receipt	0	1	2	3	4	5	6+
Withdrawal Charge	7%	7%	6%	5%	4%	3%	0%
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When calculating the withdrawal charge, we deduct it from any remaining annual penalty-free withdrawal amount first, next from remaining Purchase Payments on a first-in, first-out basis, and then from any remaining contract value. This means that you will access your Purchase Payments that are lower or no longer subject to withdrawal charges before those Purchase Payments that are still subject to withdrawal charges or higher withdrawal charges. However, for tax purposes, per IRS requirements, your withdrawals are considered as coming first from taxable earnings, then from Purchase Payments, which are not taxable if your contract is Non-Qualified. Please see ACCESS TO YOUR MONEY above.
If you take a partial withdrawal, you can choose whether any applicable withdrawal charges are deducted from the amount withdrawn or from the contract value remaining after the amount withdrawn. If you fully surrender your contract value, we deduct any applicable withdrawal charges from the amount surrendered.
We will not assess a withdrawal charge when we pay a death benefit or when you annuitize your contract.
Withdrawals made prior to age 59½ may result in tax penalties. Please see TAXES below.
Underlying Fund Expenses
There are deductions from and expenses paid out of the assets of each Underlying Fund. Detailed information about these deductions and expenses can be found in the prospectuses for the Underlying Funds.
Investment Management Fees
Investment management fees are set by the Underlying Funds’ own board of directors, and may vary. These fees are not fixed or specified in your annuity contract.
Each Variable Portfolio purchases shares of a corresponding Underlying Fund. The Accumulation Unit value for each purchased Variable Portfolio share reflects the investment management fees and other expenses of the corresponding Underlying Funds.
12b-1 Fees
Certain Underlying Funds available in this product assess a 12b-1 fee of 0.25% of the average daily net assets allocated to those Underlying Funds. Over time these fees will increase the cost of your investment.
There is an annualized 0.25% fee applicable to the Milliman Variable Insurance Trust. This amount is generally used to pay financial intermediaries for services provided over the life of your contract.
The 12b-1 fees compensate us for costs associated with the servicing of these shares, including, but not limited to, reimbursing us for expenditures we make to registered representatives in selling firms for providing services to contract Owners who are indirect beneficial Owners of these shares and for maintaining contract Owner accounts.
Transfer Fee
Transfers	$25

The transfer fee compensates us for the cost of processing your transfers. The fee for each transfer is $25. The fee will be waived on transfers made on our website or other electronic means acceptable by us. If the total number of transfers in a contract year during the Accumulation Phase exceeds 50 (regardless of the manner in which the transfers are made), the waiver will no longer apply and you will be charged $25.00 per transfer.
Optional 10-Year Account Value Buffer Benefit Fees
Once you elect the 10-Year Account Value Buffer Benefit, an annualized fee will be calculated and deducted from the contract value each Benefit Quarter Anniversary beginning on the first Benefit Quarter Anniversary and every Benefit Quarter Anniversary thereafter until the earlier of the Benefit Date or cancellation of the 10-Year Account Value Buffer Benefit. The amount deducted is a percentage of Net Purchase Payments as of each Benefit Quarter. The fees are as follows:
Benefit Percentage	Fee
10%	0.40%
20%	0.75%
The annualized fee will be calculated each Benefit Quarter Anniversary beginning on the first Benefit Quarter Anniversary after the contract issue date. For example, if you select the Benefit Percentage of 10%, the annual fee of 0.40% will be calculated each Benefit Quarter Anniversary at 0.10%. The fee will be multiplied by the Net Purchase Payments received as of the Benefit Quarter Anniversary the fee is calculated. The resulting amount will be deducted from the contract value each Benefit Quarter Anniversary beginning on the first Benefit Quarter Anniversary after the contract issue date. The amount deducted from the contract value will not exceed the lesser of (a) and (b) Where:
(a) is the fee amount calculated on that Benefit Quarter Anniversary.
(b) is the contract value as of the same Benefit Quarter Anniversary.
Upon cancellation of the 10-Year Account Value Buffer Benefit, the quarterly fee will be charged to your contract value on a prorated basis. If you terminate the 10-Year Account Value Buffer Benefit by annuitizing your contract before the Benefit Date, we will not assess a 10-Year Account Value Buffer Benefit fee.
Please see APPENDIX C — STATE CONTRACT AVAILABILITY AND/OR VARIABILITY for state specific information regarding the assessment of the fee.
Optional Return of Purchase Payment Death Benefit Fee
If you elect the Return of Purchase Payment death benefit, the annualized fee is 0.20% of the average daily ending net asset value allocated to the Variable Portfolio(s).
Premium Tax
Certain states charge the Company a tax on Purchase Payments up to a maximum of 3.5%. These states permit us to either deduct the premium tax when you make a
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Purchase Payment or when you fully surrender your contract or begin the Income Phase. Please see APPENDIX C - STATE CONTRACT AVAILABILITY AND/OR VARIABILITY for a listing of the states that charge premium taxes, the percentage of the tax and distinctions in impact on Qualified and Non-Qualified contracts.
Income Taxes
We do not currently deduct income taxes from your contract. We reserve the right to do so in the future.
Reduction or Elimination of Fees, Expenses and Additional Amounts Credited
Sometimes sales of contracts to groups of similarly situated individuals may lower our fees and expenses. We determine which groups are eligible for this treatment. Some of the criteria we evaluate to make a determination are size of the group; amount of expected Purchase Payments; relationship existing between us and the prospective purchaser; length of time a group of contracts is expected to remain active; purpose of the purchase and whether that purpose increases the likelihood that our expenses will be reduced; and/or any other factors that we believe indicate that fees and expenses may be reduced.
The Company may make such a determination regarding sales to its employees, its affiliates’ employees and employees of currently contracted broker-dealers; its registered representatives; and immediate family members of all of those described. Currently, the Company credits an additional amount to contracts sold to the following groups: (1) employees of the Company and its affiliates, and their immediate family members; (2) appointed agents and registered representatives of broker-dealers that sell the Company’s and its affiliates’ variable contracts, and the agents’ and registered representatives’ immediate family members; (3) trustees of mutual funds offered in the Company’s and its affiliates’ variable contracts. The additional amount credited to a contract sold to one of the above individuals will generally equal the commission payable on the initial purchase payment for the contract. This means that the additional amount will generally be 7.00% of the initial Purchase Payment.
Certain broker-dealers may limit crediting this additional amount to employees only.

Payments in connection with distribution of the contract

Payments We Make
We make payments in connection with the distribution of the contracts that generally fall into the three categories below.
As a result of the payments that financial representatives may receive from us or other companies, some financial representatives may have a financial incentive to offer you a new contract in place of the one you already own. You should consider exchanging a contract you already own only if you determine, after comparing the features, fees, and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing contract.
Commissions. Registered representatives of affiliated and unaffiliated broker-dealers (“selling firms”) licensed under federal securities laws and state insurance laws sell the contract to the public. The selling firms have entered into written selling agreements with the Company and AIG Capital Services, Inc., the distributor of the contracts. We pay commissions to the selling firms for the sale of your contract. The selling firms are paid commissions for the promotion and sale of the contracts according to one or more schedules. The amount and timing of commissions will vary depending on the selling firm and its selling agreement with us. For example, as one option, we may pay upfront commission only, up to a maximum 7.00% of each Purchase Payment you invest (which may include promotional amounts we may pay periodically as commission specials). Another option may be a lower upfront commission on each Purchase Payment, with a trail commission of up to a maximum 1.20% of contract value annually for the life of the contract.
The registered representative who sells you the contract typically receives a portion of the compensation we pay to his/her selling firm, depending on the agreement between the selling firms and its registered representative and their internal compensation program. We are not involved in determining your registered representatives’ compensation.
Additional Cash Compensation. We may enter into agreements to pay selling firms support fees in the form of additional cash compensation (“revenue sharing”). These revenue sharing payments may be intended to reimburse the selling firms for specific expenses incurred or may be based on sales, certain assets under management, longevity of assets invested with us and/or a flat fee. Asset-based payments primarily create incentives to service and maintain previously sold contracts. Sales-based payments primarily create incentives to make new sales of contracts.
These revenue sharing payments may be consideration for, among other things, product placement/preference and visibility, greater access to train and educate the selling firm’s registered representatives about our contracts, our participation in sales conferences and educational seminars and for selling firms to perform due diligence on our contracts. The amount of these fees may be tied to the anticipated level of our access in that selling firm.
We enter into such revenue sharing arrangements in our discretion and we may negotiate customized arrangements with selling firms, including affiliated and non-affiliated selling firms based on various factors. These special compensation arrangements are not offered to all selling firms and the terms of such arrangements may vary between selling firms depending on, among other things, the level and type of marketing and distribution support provided, assets under management and the volume and size of the sales of our contracts.
If allowed by his or her selling firm, a registered representative or other eligible person may purchase a contract on a basis in which an additional amount is credited to the contract. Please see REDUCTION OR
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ELIMINATION OF FEES, EXPENSES AND ADDITIONAL AMOUNTS CREDITED above.
We provide a list of firms to whom we paid annual amounts greater than $15,000 under these revenue sharing arrangements in 2021 in the Statement of Additional Information which is available upon request.
Non-Cash Compensation. Some registered representatives and their supervisors may receive various types of non-cash compensation such as gifts, promotional items and entertainment in connection with our marketing efforts. We may also pay for registered representatives to attend educational and/or business seminars. Any such compensation is paid in accordance with SEC and FINRA rules.
We do not assess a specific charge directly to you or your Separate Account assets in order to cover commissions and other sales expenses and incentives we pay. However, we anticipate recovering these amounts from our profits which are derived from the fees and charges collected under the contract. We hope to benefit from these revenue sharing arrangements through increased sales of our contracts and greater customer service support.
Revenue sharing arrangements may provide selling firms and/or their registered representatives with an incentive to favor sales of our contracts over other variable annuity contracts (or other investments) with respect to which a selling firm does not receive the same level of additional compensation. You should discuss with your selling firm and/or registered representative how they are compensated for sales of a contract and/or any resulting real or perceived conflicts of interest. You may wish to take such revenue sharing arrangements into account when considering or evaluating any recommendation relating to this contract.
Payments We Receive
We and our affiliates may directly or indirectly receive revenue sharing payments from the Trust, its investment advisors, subadvisors and/or distributors (or affiliates thereof), in connection with certain administrative, marketing and other services we provide and related expenses we incur. The availability of these revenue sharing arrangements creates an incentive for us to seek and offer Underlying Funds (and classes of shares of such Underlying Funds, if applicable) that pay us higher amounts. Other Underlying Funds (or available classes of shares) may have lower fees and better overall investment performance. Therefore, the amount of fees we collect may be greater or smaller based on the Underlying Funds you select.
We and our affiliates generally receive three kinds of payments described below.
Rule 12b-1 Fees. We receive 12b-1 fees of up to 0.25% of the average daily net assets in certain Underlying Funds that are attributable to the contract and to certain other variable insurance products that we and our affiliates issue. Rule 12b-1 fees and service fees paid out of Underlying Fund assets will reduce the amount of assets that otherwise would be available for investment, and reduce the Underlying Fund’s investment return. The dollar amount of asset-based payments we receive from the Underlying Funds is not set and will fluctuate over time depending on the Underlying Funds’ net asset value and the amount of assets invested.
Administrative, Marketing and Support Service Fees. We receive compensation of up to 0.25% annually based on assets under management from certain Trust’s investment advisors, subadvisors and/or distributors (or affiliates thereof). These payments may be derived, in whole or in part, from the profits the investment advisor realizes on the investment management fees deducted from assets of the Underlying Funds or wholly from the assets of the Underlying Funds. Contract Owners, through their indirect investment in the Trust, bear the costs of these investment management fees, which in turn will reduce the return on your investment. The payments we receive are generally based on assets under management from certain Trust’s investment advisors or their affiliates and vary by Trust. Some investment advisors, subadvisors and/or distributors (or affiliates thereof) pay us more than others. The amount may be significant.
Other Payments. Certain investment advisors, subadvisors and/or distributors (or affiliates thereof) may help offset the costs we incur for marketing activities and training to support sales of the Underlying Funds in the contract. These amounts are paid voluntarily and may provide such advisors, subadvisors and/or distributors access to national and regional sales conferences attended by our employees and registered representatives. The amounts paid depend on the nature of the meetings, the number of meetings attended, the costs expected to be incurred and the level of the advisor’s, subadvisor’s or distributor’s participation.
In addition, we (and our affiliates) may receive occasional gifts, entertainment or other compensation as an incentive to market the Underlying Funds and to cooperate with their marketing efforts. As a result of these payments, the investment advisors, subadvisors and/or distributors (or affiliates thereof) may benefit from increased access to our wholesalers and to our affiliates involved in the distribution of the contract.

Annuity Income Options

The Income Phase
What is the Income Phase?
During the Income Phase, we use the money accumulated in your contract to make regular payments to you. This is known as “annuitizing” your contract. At this point, the Accumulation Phase ends. You will no longer be able to take withdrawals of contract value and all other features and benefits of your contract will terminate, including your ability to surrender your contract.
Beginning the Income Phase is an important event. You have different options available to you. You should discuss your options with your financial representative and/or tax adviser so that together you may make the best decision for your particular circumstances.
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When does the Income Phase begin?
Generally, you can annuitize your contract any time after your second contract anniversary (“Annuity Date”) and on or before the Latest Annuity Date, defined below, by completing and mailing the Annuity Option Selection Form to our Annuity Service Center.
If you do not request to annuitize your contract on the Annuity Date of your choice, your contract will be annuitized on the Latest Annuity Date. If your contract is jointly owned, the Latest Annuity Date is based on the older Owner’s date of birth. Your Latest Annuity Date is defined as the first NYSE business day of the month following your 95th birthday.
How do I elect to begin the Income Phase?
You must select one of the annuity income payment options, listed below, that best meets your needs by mailing a completed Annuity Option Selection Form to our Annuity Service Center. If you do not select an annuity income payment option, your contract will be annuitized in accordance with the default annuity income payment option specified under Annuity Income Options below.
What is the impact on the 10-Year Account Value Buffer Benefit and death benefits if I annuitize?
If you elect the 10-Year Account Value Buffer Benefit and annuitize your contract prior to the Benefit Date, the 10-Year Account Value Buffer Benefit will be terminated. Upon annuitizing the contract, the death benefit will terminate. Please see DEATH BENEFITS above.
Annuity Income Options
You must send a written request to our Annuity Service Center to select an annuity income option. Once you begin receiving annuity income payments, you cannot change your annuity income option. If you elect to receive annuity income payments but do not select an annuity income option, your annuity income payments shall be in accordance with Option 4 for a period of 10 years; for annuity income payments based on joint lives, the default is Option 3 for a period of 10 years. Generally, the amount of each annuity income payment will be less with greater frequency of payments or if you chose a longer period certain guarantee.
We base our calculation of annuity income payments on the life expectancy of the Annuitant and the annuity rates set forth in your contract. In most contracts, the Owner and Annuitant are the same person. The Owner may change the Annuitant if different from the Owner at any time prior to the Annuity Date. The Owner must notify us if the Annuitant dies before the Annuity Date and designate a new Annuitant. If we do not receive a new Annuitant election, the Owner may not select an annuity income option based on the life of the Annuitant.
If the contract is owned by a non-natural Owner, the Annuitant cannot be changed after the contract has been issued and the death of the Annuitant will trigger the payment of the death benefit.
If you elect a lifetime based annuity income option without a guaranteed period, your annuity income payments depend on longevity only. That means that you may potentially not live long enough to receive an annuity income payment. If you die before the first annuity income payment, no annuity income payments will be made.
Annuity Income Option 1 – Life Income Annuity
This option provides annuity income payments for the life of the Annuitant. Annuity income payments end when the Annuitant dies.
Annuity Income Option 2 – Joint and Survivor Life Income Annuity
This option provides annuity income payments for the life of the Annuitant and for the life of another designated person. Upon the death of either person, we will continue to make annuity income payments during the lifetime of the survivor. Annuity income payments end when the survivor dies. For Qualified contracts, under certain circumstances, the survivor’s annuity income payments may be limited based on the Internal Revenue Code.
Annuity Income Option 3 – Joint and Survivor Life Income Annuity with 10 or 20 Years Guaranteed
This option is similar to Option 2 above, with an additional guarantee of payments for at least 10 or 20 years, depending on the period chosen. If the Annuitant and the survivor die before all of the guaranteed annuity income payments have been made, the remaining annuity income payments are made to the Beneficiary under your contract. A guarantee of payments greater than 10 years may not be available to all Beneficiaries. For Qualified contracts, under certain circumstances the survivor's annuity income payments may be limited based on the Internal Revenue Code.
Annuity Income Option 4 – Life Income Annuity with 10 or 20 Years Guaranteed
This option is similar to income Option 1 above with an additional guarantee of payments for at least 10 or 20 years, depending on the period chosen. If the Annuitant dies before all guaranteed annuity income payments are made, the remaining annuity income payments are made to the Beneficiary under your contract. A guarantee of payments greater than 10 years may not be available to all Beneficiaries. For Qualified contracts, under certain circumstances the Beneficiary’s annuity income payments may be limited based on the Internal Revenue Code.
Annuity Income Option 5 – Income for a Specified Period
This option provides annuity income payments for a guaranteed period ranging from 5 to 30 years, depending on the period chosen. If the Annuitant dies before all the guaranteed annuity income payments are made, the remaining annuity income payments are made to the Beneficiary under your contract. A guarantee of payments for more than 10 years may not be available to all Beneficiaries. For Qualified contracts, under certain circumstances the Beneficiary’s annuity income payments may be limited based on the Internal Revenue Code. Additionally, if variable annuity income payments are elected under this option, you (or the Beneficiary under the contract if the Annuitant dies prior to all guaranteed annuity income payments being made) may redeem any remaining guaranteed variable annuity income payments after the
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Annuity Date. Upon your request, the contract may be commuted if a period certain annuitization income option has been elected. The amount available upon such redemption would be the discounted present value of any remaining guaranteed annuity income payments that would reflect the fluctuating trading costs for liquidating the securities in place to pay for these contractual obligations. The detrimental impact depends on the nature of the securities (and which may include short-term, medium term, and/or long-term investments) resulting in varying losses to the Company.
Fixed Annuity Income Payments
Your annuity income payments are fixed. The Company guarantees the amount of each payment.
Annuity Income Payments
We make annuity income payments on a monthly, quarterly, semi-annual or annual basis as elected by you. You instruct us to send you a check or to have the payments directly deposited into your bank account. If state law allows, we distribute annuities with a contract value of $5,000 or less in a lump sum. Also, if state law allows and the selected annuity income option results in annuity income payments of less than $50 per payment, we may decrease the frequency of payments.
The value of fixed annuity income payments, if elected, will not be less than 1%.
Deferment of Payments
We may defer making fixed payments for up to six months, or less if required by law. Interest is credited to you during the deferral period. Please see ACCESS TO YOUR MONEY above for a discussion of when payments from a Variable Portfolio may be suspended or postponed.

Taxes

The Federal income tax treatment of annuity contracts or retirement plans/programs is complex and sometimes uncertain. The discussion below is intended for general informational purposes only and does not include all the Federal income tax rules that may affect you and your contract. This discussion also does not address other Federal tax consequences (including consequences of sales to foreign individuals or entities), state or local tax consequences, estate or gift tax consequences, or the impact of foreign tax laws, associated with your contract.
Tax laws are subject to legislative modification, and while many such modifications will have only a prospective application, it is important to recognize that a change could have a retroactive effect as well. As a result, you should always consult a tax adviser about the application of tax rules found in the Internal Revenue Code (“IRC”), Treasury Regulations and applicable Internal Revenue Service (“IRS”) guidance to your individual situation.
Refer to the Statement of Additional Information for further details.
Annuity Contracts in General
The IRC provides for special rules regarding the tax treatment of annuity contracts.
•	Generally, taxes on the earnings in your annuity contract are deferred until you take the money out.
•	Qualified contracts that satisfy specific IRC requirements automatically provide tax deferral regardless of whether the underlying contract is an annuity, a trust, or a custodial account.
•	Different rules and tax treatment apply depending on how you take the money out and whether your contract is Qualified or Non-Qualified.
Non-Qualified Contract
If you do not purchase your contract under an employer-sponsored retirement plan/arrangement, or an Individual Retirement Account or Individual Retirement Annuity (“IRA”), including a Roth IRA, your contract is referred to as a Non-Qualified contract.
Qualified Contract
If you purchase your contract under an employer-sponsored retirement plan/arrangement or an Individual Retirement Account or Individual Retirement Annuity (“IRA”), including Roth IRA, your contract is referred to as a Qualified contract.
Employer-sponsored plans/arrangements include:
•	Tax-Sheltered Annuities (also referred to as 403(b) annuities)
•	Plans of self-employed individuals (often referred to as H.R. 10 Plans or Keogh Plans)
•	Pension and profit sharing plans including 401(k) plans, and governmental 457(b) plans
If you are purchasing the contract as an investment vehicle for a trust under a Qualified contract, you should consider that the contract does not provide any additional tax-deferral benefits beyond the treatment provided by the trust itself.
In addition, if the contract itself is a qualifying arrangement (as with a 403(b) annuity or IRA), the contract generally does not provide tax deferral benefits beyond the treatment provided to alternative qualifying arrangements such as trusts or custodial accounts. However, in both cases the contract offers features and benefits that other investments may not offer. You and your financial representative should carefully consider whether the features and benefits, including the investment options, lifetime annuity income options, and protection through the 10-Year Account Value Buffer Benefit, death benefits and other benefits provided under an annuity contract issued in connection with a Qualified contract are suitable for your needs and objectives and are appropriate in light of the expense.
On December 20, 2019, the Setting Every Community Up for Retirement Enhancement (SECURE) Act was signed into law as part of larger appropriations legislation. The SECURE Act includes many provisions affecting Qualified Contracts, some of which became effective upon enactment
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or on January 1, 2020, and certain provisions were retroactively effective. Some of the provisions effective January 1, 2020 include:
•	an increase in the age at which required minimum distributions (RMDs) generally must commence, to age 72, for those born on or after July 1, 1949, from the previous age of 70 ½;
•	new limitations on the period for beneficiary distributions following the death of the plan participant or IRA owner (when the death occurs on or after January 1, 2020);
•	elimination of the age 70 ½ restriction on traditional IRA contributions for tax years beginning 2020 (combined with an offset to the amount of eligible qualified charitable distributions (QCDs) by the amount of post-70 ½ IRA contributions);
•	a new exception to the 10% additional tax on early distributions, for the qualified birth or adoption of a child, which also became an allowable plan distribution event; and,
•	reduction of the earliest permissible age for in-service distributions from pension plans and certain Section 457 plans to 59 ½.
The foregoing is not an exhaustive list. The SECURE Act included many additional provisions affecting Qualified Contracts.
Some provisions in the Act are subject to the terms of an employer’s retirement plan and may not be available with your annuity.
Tax Treatment of Purchase Payments
Non-Qualified Contract
In general, your cost basis in a Non-Qualified contract is equal to the Purchase Payments you put into the contract. You have already been taxed on the Purchase Payments you contributed in your Non-Qualified contract.
Qualified Contract
Typically, for employer sponsored plans/arrangements and tax-deductible IRA contributions, you have not paid any tax on the Purchase Payments contributed to your contract and therefore, you have no cost basis in your contract. However, you normally will have cost basis in a Roth IRA, a designated Roth account in a 403(b), 401(k), or governmental 457(b) plan, and you may have cost basis in a traditional IRA or in another Qualified contract.
Qualified Contract—Tax-Sheltered Annuity (403(b))
The Treasury Department has published comprehensive 403(b) regulations, which include new rules and requirements that employers maintain their 403(b) plans pursuant to a written plan. IRS guidance and/or the terms of the written plan may impose restrictions on the availability of loans, distributions, transfers and exchanges, regardless of when a contract was purchased. The Company does not accept Purchase Payments (including contributions, transfers and exchanges) into new or existing
403(b) annuities. You may wish to discuss the regulations and/or the general information above with your tax adviser.
Tax Treatment of Distributions
Distributions from Non-Qualified Contracts
Federal tax rules generally require that all Non-Qualified contracts issued by the same company to the same policyholder during the same calendar year will be treated as one annuity contract for purposes of determining the taxable amount upon distribution.
The taxable portion of any withdrawals, whether annuity income payment or other withdrawal, generally is subject to applicable state and/or local income taxes, and may be subject to an additional 10% penalty tax unless withdrawn in conjunction with the following circumstances:
•	after attaining age 59½;
•	when paid to your Beneficiary after you die;
•	after you become disabled (as defined in the IRC);
•	when paid as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated Beneficiary for a period of 5 years or attainment of age 59½, whichever is later;
•	under an immediate annuity contract.
Partial or Total Withdrawals
If you make partial or total withdrawals from a Non-Qualified contract, the IRC generally treats such withdrawals as coming first from taxable earnings and then coming from your Purchase Payments.
Annuitization
If you annuitize your contract, a portion of each annuity income payment will be considered, for tax purposes, to be a return of a portion of your Purchase Payment, generally until you have received all of your Purchase Payment. The portion of each annuity income payment that is considered a return of your Purchase Payment will not be taxed.
Annuity to Annuity Transfer
A transfer of contract value to another annuity contract generally will be tax reported as a distribution unless we have sufficient information, on a form satisfying us, to confirm that the transfer qualifies as an exchange under IRC Section 1035 (a “1035 exchange”).
Additional Tax on Net Investment Income
Information in this section generally does not apply to Qualified contracts, however taxable distributions from such contracts may be taken into account in determining the applicability of the Modified Adjusted Gross Income (“MAGI”) threshold.
Under Federal Tax law, there is a tax on net investment income, at the rate of 3.8% of applicable thresholds for MAGI ($250,000 for joint filers; $125,000 for married individuals filing separately; and, $200,000 for individual filers). An individual with MAGI in excess of the threshold
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will be required to pay this 3.8% tax on net investment income in excess of the applicable MAGI threshold. For this purpose, net investment income generally will include taxable withdrawals from a Non-Qualified contract, as well as other taxable amounts including amounts taxed annually to an Owner that is not a natural person (see Contracts Owned by a Trust or Corporation below).
Distributions from Qualified Contracts
Generally, you have not paid any taxes on the Purchase Payments used to buy a Qualified contract. As a result, most amounts withdrawn from the contract or received as annuity income payments will be taxable income. Exceptions to this general rule include withdrawals attributable to after-tax amounts permitted under the employer’s plan or contributed to a Roth IRA or non-deductible traditional IRA.
Withdrawals from other Qualified contracts are often limited by the IRC and by the employer-sponsored plan/arrangement.
The taxable portion of any withdrawal or annuity income payment from a Qualified contract (except for Tax-Sheltered Annuities) will be subject to an additional 10% penalty tax, under the IRC, except in the following circumstances:
•	after attainment of age 59½;
•	when paid to your Beneficiary after you die;
•	after you become disabled (as defined in the IRC);
•	as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint expectancies) of you and your designated Beneficiary for a period of 5 years or attainment of age 59½, whichever is later;
•	dividends paid with respect to stock of a corporation described in IRC Section 404(k);
•	for payment of medical expenses to the extent such withdrawals do not exceed limitations set by the IRC for deductible amounts paid during the taxable year for medical care;
•	for payment of health insurance if you are unemployed and meet certain requirements;
•	distributions from IRAs for qualifying higher education expenses or first home purchases, with certain limitations;
•	payments to certain individuals called up for active duty after September 11, 2001;
•	payments up to $3,000 per year for health, life and accident insurance by certain retired public safety officers, which are federal income tax-free;
•	amounts distributed from a Code Section 457(b) plan other than to the extent such amounts in a governmental Code Section 457(b) plan represent rollovers from an IRA or employer-sponsored plan to which the 10% penalty would otherwise apply and which are treated as distributed from a Qualified plan for purposes of the premature distribution penalty;
•	distributions for parents after the “qualified birth or adoption” of a new child (subject to limitations).
Non-IRA contracts:
•	payments to employees after separation from service after attainment of age 55 (does not apply to IRAs); and
•	transfers to alternate payees pursuant to a qualified domestic relations order (does not apply to IRAs).
Annuitization
Unlike a Non-Qualified contract, if you annuitize your Qualified annuity contract the entire annuity income payment will be considered income, for tax purposes.
Direct and Indirect Rollovers
Under certain circumstances, you may be able to transfer amounts distributed from your employer sponsored plan/arrangement to another eligible plan or IRA. Generally, a distribution may be eligible for rollover but certain types of distributions cannot be rolled over, such as distributions received on account of:
(a)	a required minimum distribution,
(b)	a hardship withdrawal, or
(c)	a series of substantially equal payments (at least annually) made over your life expectancy or the joint life expectancies of you and your designated Beneficiary or a distribution made for a specified period of 10 years or more.
The IRS issued Announcement 2014-32 confirming its intent to apply the one-rollover-per-year limitation of 408(d)(3)(B) on an aggregate basis to all IRAs that an individual owns. This means that an individual cannot make a tax-free IRA-to-IRA rollover if he or she has made such a rollover involving any of the individual’s IRAs in the current tax year. If an intended rollover does not qualify for tax-free rollover treatment, contributions to your IRA may constitute excess contributions that may exceed contribution limits. This one-rollover-per-year limitation does not apply to direct trustee-to-trustee transfers. You should always consult your tax adviser before you move or attempt to move any funds.
The IRC limits the withdrawal of an employee’s elective deferral Purchase Payments from a Tax-Sheltered Annuity (TSA) contract under IRC 403(b). Generally, withdrawals can only be made when an Owner:
•	reaches age 59½;
•	severs employment with the employer;
•	dies;
•	birth or adoption of child (subject to limitations);
•	becomes disabled (as defined in the IRC); or
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•	experiences a financial hardship (as defined in the IRC).*
*	In the case of hardship, the Owner can only withdraw Purchase Payments.
Additional plan limitations may also apply.
Annuity to Annuity Transfer (Tax-Sheltered Annuities)
Qualifying transfers (including intra-plan exchanges) of amounts from one TSA contract or account to another TSA contract or account, and qualifying transfers to a state defined benefit plan to purchase service credits, where permitted under the employer’s plan, generally are not considered distributions, and thus are not subject to the above IRC withdrawal limitations. If amounts are transferred to a contract with less restrictive IRC withdrawal limitations than the account from which it is transferred, the more restrictive withdrawal limitations will continue to apply.
Transfers among 403(b) annuities and/or 403(b)(7) custodial accounts generally are subject to rules set out in the plan, the IRC, treasury regulations, IRS pronouncements, and other applicable legal authorities.
Required Minimum Distributions
Information in this section generally does not apply to Non-Qualified contracts.
Failure to satisfy the minimum distribution requirements may result in a tax penalty. You should consult your tax adviser for more information.
Commencement Date
Generally, the IRC requires that you begin taking annual distributions from Qualified annuity contracts by April 1 of the calendar year following the later of (1) the calendar year in which you attain age 72 (or age 70 ½, for individuals born prior to July 1, 1949), or (2) the calendar year in which you sever employment from the employer sponsoring the plan. If you own a traditional IRA, you must begin receiving minimum distributions by April 1 of the calendar year following the calendar year in which you reach age 72 (or age 70 ½, for individuals born prior to July 1, 1949). If you choose to delay your first distribution until the year after the year in which you reach 72 (70 ½, if applicable) or sever employment, as applicable, then you will be required to withdraw your second required minimum distribution on or before December 31 in that same year. For each year thereafter, you must withdraw your required minimum distribution by December 31.
Combining Distributions from Multiple Contracts
If you own more than one IRA, you may be permitted to take your annual distributions in any combination from your IRAs. A similar rule applies if you own more than one TSA. However, you cannot satisfy this distribution requirement for your IRA contract by taking a distribution from a TSA, and you cannot satisfy the requirement for your TSA by taking a distribution from an IRA.
Automatic Withdrawal Option
You may elect to have the required minimum distribution amount on your contract calculated and withdrawn each year under the automatic withdrawal option. You may select monthly, quarterly, semiannual, or annual withdrawals for this purpose. This service is provided as a courtesy and we do not guarantee the accuracy of our calculations. Accordingly, we recommend you consult your tax adviser concerning your required minimum distribution.
Impact of Optional Benefits
IRS regulations require that the annuity contract value used to determine required minimum distributions include the actuarial present value of other benefits under the contract, such as enhanced death benefits and/or the 10-Year Account Value Buffer Benefit. As a result, if you request a minimum distribution calculation, or if one is otherwise required to be provided, in those specific circumstances where this requirement applies, the calculation may be based upon a value that is greater than your contract value, resulting in a larger required minimum distribution. This regulation does not apply to required minimum distributions made under an irrevocable annuity income option. You should discuss the effect of these regulations with your tax adviser.
Tax Treatment of Death Benefits
The taxable amount of any death benefits paid under the contract are taxable to the Beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply whether the death benefit is paid as lump sum or annuity income payments. Estate taxes may also apply.
Enhanced death benefits are used as investment protection and are not expected to give rise to any adverse tax effects. However, the IRS could take the position that some or all of the charges for these death benefits should be treated as a partial withdrawal from the contract. In that case, the amount of the partial withdrawal may be includible in taxable income and subject to the 10% penalty if the Owner is under 59½, unless another exception applies. You should consult your tax adviser for more information.
If you own a Qualified contract and purchase an enhanced death benefit, the IRS may consider these benefits “incidental death benefits” or “life insurance.” The IRC imposes limits on the amount of the incidental benefits and/or life insurance allowable for Qualified contracts and the employer-sponsored plans under which they are purchased. If the death benefit(s) selected by you are considered to exceed these limits, the benefit(s) could result in taxable income to the Owner of the Qualified contract, and in some cases could adversely impact the qualified status of the Qualified contract or the plan. You should consult your tax adviser regarding these features and benefits prior to purchasing a contract.
Contracts Owned by a Trust or Corporation
A Trust or Corporation or other Owner that is not a natural person (“Non-Natural Owner”) that is considering purchasing this contract should consult a tax adviser.
Generally, the IRC does not confer tax-deferred status upon a Non-Qualified contract owned by a Non-Natural Owner for federal income tax purposes. Instead in such cases, the
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Non-Natural Owner pays tax each year on the contract’s value in excess of the Owner’s cost basis, and the contract’s cost basis is then increased by a like amount. However, this treatment is not applied to a contract held by a trust or other entity as an agent for a natural person nor to contracts held by Qualified Plans. Please see the Statement of Additional Information for a more detailed discussion of the potential adverse tax consequences associated with non-natural ownership of a Non-Qualified annuity contract.
Withholding
Taxable amounts distributed from annuity contracts are subject to federal and state income tax reporting and withholding. In general, we will withhold federal income tax from the taxable portion of such distribution based on the type of distribution and, in certain cases, the amount of your distribution. An election out of withholding must be made on forms that we provide. If you are a U.S. person (which includes a resident alien), and your address of record is a non-U.S. address, we are required to withhold income tax unless you provide us with a U.S. residential address.
State income tax withholding rules vary and we will withhold based on the rules of your state of residence.
Special tax rules apply to withholding for nonresident aliens, and we generally withhold income tax for nonresident aliens at a 30% rate. A different withholding rate may be applicable to a nonresident alien based on the terms of an existing income tax treaty between the United States and the nonresident alien’s country. You should consult your tax adviser as to the availability of an exemption from, or reduction of, such tax under an applicable income tax treaty, if any.
Any income tax withheld is a credit against your income tax liability. Regardless of the amount withheld by us, you are liable for payment of federal and state income tax on the taxable portion of annuity distributions. You should consult with your tax adviser regarding the payment of the correct amount of these income taxes and potential liability if you fail to pay such taxes.
20% Withholding on Eligible Rollover Distributions
For certain qualified employer sponsored plans, we are required to withhold 20% of the taxable portion of your withdrawal that constitutes an “eligible rollover distribution” for Federal income taxes. The amount we withhold is determined by the Code.
You may avoid withholding if you directly transfer a withdrawal from this Contract to another qualified plan or IRA. Similarly, you may be able to avoid withholding on a transfer into the Contract from an existing qualified plan you may have with another provider by arranging to have the transfer made directly to us.
Foreign Account Tax Compliance Act (“FATCA”)
A Contract Owner who is not a “United States person” which is defined to mean:
•	a citizen or resident of the United States
•	a partnership or corporation created or organized in the United States or under the law of the United States or of any state, or the District of Columbia
•	any estate or trust other than a foreign estate or foreign trust (see Internal Revenue Code section 7701(a)(31) for the definition of a foreign estate and a foreign trust)
should be aware that FATCA, enacted in 2010, provides that a 30% withholding tax will be imposed on certain gross payments (which could include distributions from cash value life insurance or annuity products) made to a foreign entity if such entity fails to provide applicable certifications under a Form W-9, Form W-8 BEN-E, Form W-8 IMY, or other applicable form. Certain withholding certifications will remain effective until a change in circumstances makes any information on the form incorrect. Notwithstanding the preceding sentence, the Form W-8 BEN-E, is only effective for three years from date of signature unless a change in circumstances makes any information on the form incorrect. An entity, for this purpose, will be considered a foreign entity unless it provides an applicable withholding certification to the contrary. The Contract Owner must inform the Company within 30 days of any change in circumstances that makes any information on the form incorrect by furnishing a new IRS Form W-9, Form W-8 BEN-E, Form W-8IMY, or acceptable substitute form.
Gifts, Pledges and/or Assignments of a Contract
Non-Qualified Contracts
If you transfer ownership of your Non-Qualified contract to a person other than your spouse (or former spouse incident to divorce) as a gift you will pay federal income tax on the contract’s cash value to the extent it exceeds your cost basis. The recipient’s cost basis will be increased by the amount on which you will pay federal taxes. In addition, the IRC treats any assignment or pledge (or agreement to assign or pledge) of any portion of a Non-Qualified contract as a withdrawal. Please see the Statement of Additional Information for a more detailed discussion regarding potential tax consequences of gifting, assigning, or pledging a Non-Qualified contract.
Qualified Contracts
The IRC prohibits Qualified annuity contracts including IRAs from being transferred, assigned or pledged as security for a loan.
This prohibition, however, generally does not apply to loans under an employer-sponsored plan (including loans from the annuity contract) that satisfy certain requirements, provided that:
•	the plan is not an unfunded deferred compensation plan; and
•	the plan funding vehicle is not an IRA.
You should consult a tax advisor as to the availability of this exception.
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Diversification and Investor Control
Diversification
For a contract to be treated as a variable annuity for Federal income tax purposes, the underlying investments under the variable annuity must be “adequately diversified”. Treasury Regulations provide standards that must be met to comply with the rules. If the variable annuity fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the Contract Value over the contract Purchase Payments. We expect that the manager of the Underlying Funds monitors the Funds so as to comply with these Treasury Regulations.
Investor Control
These investor control limitations generally do not apply to Qualified contracts, which are referred to as “Pension Plan Contracts” for purposes of this rule, although the limitations could be applied to Qualified contracts in the future.
Under certain circumstances, you, and not the Company, could be treated as the owner of the Underlying Funds under your Non-Qualified contract, based on the degree of control you exercise over the underlying investments. If this occurs, you may be currently taxed on income and gains attributable to the assets under the contract.
There is little guidance in this area, and the determination of whether you possess sufficient incidents of ownership over Variable Portfolio assets to be deemed the owner of the Underlying Funds depends on all of the relevant facts and circumstances. However, IRS Revenue Ruling 2003-91 provides that an annuity owner’s ability to choose among general investment strategies either at the time of the initial purchase or thereafter, does not constitute control sufficient to cause the contract holder to be treated as the owner of the Variable Portfolios. The Revenue Ruling provides that if, based on all the facts and circumstances, you do not have direct or indirect control over the Separate Account or any Variable Portfolio asset, then you do not possess sufficient incidents of ownership over the assets supporting the annuity to be deemed the owner of the assets for federal income tax purposes. We do not know what limits may be set by the IRS in any future guidance that it may issue and whether such limits will apply to existing contracts.
While we believe the contract does not give you investment control over the Underlying Funds, we reserve the right to modify the contract as necessary in an attempt to prevent you from being considered as the owner of the assets of the contract for purposes of the Code.
Our Taxes
The Company is taxed as a life insurance company under the Code. We are entitled to certain tax benefits related to the investment of company assets, including assets of the Separate Account, which may include the foreign tax credit and the corporate dividends received deduction. These potential benefits are not passed back to you, since we are the owner of the assets from which tax benefits may be derived.

Other Information

The Distributor
AIG Capital Services, Inc., 21650 Oxnard Street, Suite 750, Woodland Hills, CA 91367-4997, distributes the contracts. AIG Capital Services, Inc., an indirect, wholly-owned subsidiary of AGL, is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority (“FINRA”). No underwriting fees are retained by AIG Capital Services, Inc. in connection with the distribution of the contracts.
The Company
American General Life Insurance Company
American General Life Insurance Company (“AGL”) is a stock life insurance company organized under the laws of the state of Texas on April 11, 1960. AGL’s home office is 2727-A Allen Parkway, Houston, Texas 77019-2191. AGL is successor in interest to a company originally organized under the laws of Delaware on January 10, 1917.
Contracts are issued by AGL in all states, except New York.
AGL is obligated to pay all amounts promised to investors under a contract issued by AGL.
Ownership Structure of the Company
AGL is an indirect, majority owned subsidiary of American International Group, Inc. (“AIG”), a Delaware corporation.
AGL is regulated for the benefit of policy Owners by the insurance regulator in its state of domicile and also by all state insurance departments where it is licensed to conduct business. AGL is required by its regulators to hold a specified amount of reserves in order to meet its contractual obligations to contract Owners. Insurance regulations also require AGL to maintain additional surplus to protect against a financial impairment; the amount of which surplus is based on the risks inherent in AGL’s operations.
American International Group, Inc. (AIG) is a leading global insurance organization. AIG provides a wide range of property casualty insurance, life insurance, retirement products, and other financial services to commercial and individual customers in more than 80 countries and jurisdictions. AIG common stock is listed on the New York Stock Exchange.
More information about AIG may be found in the regulatory filings AIG files from time to time with the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov.
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Operation of the Company
The operations of the Company are influenced by many factors, including general economic conditions, monetary and fiscal policies of the federal government, and policies of state and other regulatory authorities. The level of sales of the Company’s financial and insurance products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets, terms and conditions of competing financial and insurance products and the relative value of such brands.
The Company is exposed to market risk, interest rate risk, contract Owner behavior risk and mortality/longevity risk. Market volatility may result in increased risks related to guaranteed death and the 10-Year Account Value Buffer Benefit on the Company’s financial and insurance products, as well as reduced fee income in the case of assets held in separate accounts, where applicable. These guaranteed benefits are sensitive to equity market and other conditions. The Company primarily uses capital market hedging strategies to help cover the risk of paying the 10-Year Account Value Buffer Benefit in excess of contract values as a result of significant downturns in equity markets or as a result of other factors. The Company has treaties to reinsure a portion of the guaranteed minimum income benefits and guaranteed death benefits for equity and mortality risk on some of its older contracts. Such risk mitigation may or may not reduce the volatility of net income and capital and surplus resulting from equity market volatility.
The Company is regulated for the benefit of contract Owners by the insurance regulator in its state of domicile; and also by all state insurance departments where it is licensed to conduct business. The Company is required by its regulators to hold a specified amount of reserves in order to meet its contractual obligations to contract Owners. Insurance regulations also require the Company to maintain additional surplus to protect against a financial impairment the amount of which is based on the risks inherent in the Company’s operations.
The Separate Account
The Variable Annuity Account Ten ("Separate Account"), is a separate account of AGL. The Separate Account was established under Texas law on January 29, 2021.
The Separate Account is registered with the SEC as a unit investment trusts under the Investment Company Act of 1940, as amended.
Purchase Payments you make that are allocated to the Variable Portfolios are invested in the Separate Account. The Company owns the assets in the Separate Account and invests them on your behalf, according to your instructions. Purchase Payments invested in the Separate Account are not guaranteed and will fluctuate with the value of the Variable Portfolios you select. Therefore, you assume all of the investment risk for contract value allocated to the Variable Portfolios. These assets are kept separate from our
General Account and may not be charged with liabilities arising from any other business we may conduct. Additionally, income gains and losses (realized and unrealized) resulting from assets in the Separate Account are credited to or charged against the Separate Account without regard to other income gains or losses of the Company.
You benefit from dividends received by the Separate Account through an increase in your unit value. The Company expects to benefit from these dividends through tax credits and corporate dividends received deductions; however, these corporate deductions are not passed back to the Separate Account or to contract Owners.
The General Account
Obligations that are paid out of the Company’s general account (“General Account”) include any amounts owed under your contract for death benefit and/or the 10-Year Account Value Buffer Benefit which are in excess of portions of contract value allocated to the Variable Portfolios. The obligations and guarantees under the contract are the sole responsibility of the Company. Therefore, payments of these obligations are subject to our financial strength and claims paying ability, and our long term ability to make such payments.
The General Account assets are invested in accordance with applicable state regulation. These assets are exposed to the typical risks normally associated with a portfolio of fixed income securities, namely interest rate, option, liquidity and credit risk. The Company manages its exposure to these risks by, among other things, closely monitoring and matching the duration and cash flows of its assets and liabilities, monitoring or limiting prepayment and extension risk in its portfolio, maintaining a large percentage of its portfolio in highly liquid securities and engaging in a disciplined process of underwriting, reviewing and monitoring credit risk. With respect to the 10-Year Account Value Buffer Benefit available in your contract, we also manage interest rate and certain market risk through a hedging strategy in the portfolio and we may require that those who elect the 10-Year Account Value Buffer Benefit allocate their Purchase Payments in accordance with specified investment parameters.
Financial Statements
The financial statements described below are important for you to consider. Information about how to obtain these financial statements is also provided below.
The Company and the Separate Account
The financial statements of the Company and the Separate Account are required to be provided because you must look to those entities directly to satisfy our obligations to you under the Contract.
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Instructions to Obtain Financial Statements
The financial statements of the Company and Separate Account are included in the Statement of Additional Information and available on the Company's website ww.aig.com/ProductProspectuses and SEC's website at http://www.sec.gov. You may also request a free copy of the Statement of Additional Information by following the instructions on the back page or by contacting our Annuity Service Center at:
Mailing Address:
American General Life Insurance Company
Attn: Annuity Service Center
P.O. Box 9450
Amarillo, Texas 79105-9450
Telephone Number: (877) 445-1262
We encourage both existing and prospective contract Owners to read and understand the financial statements.
Administration
We are responsible for the administrative servicing of your contract. Please contact our Annuity Service Center at (877) 445-1262, if you have any comments, questions or service requests.
We send out transaction confirmations and quarterly statements. During the Accumulation Phase, you will receive confirmation of transactions for your contract. Transactions made pursuant to contractual or systematic agreements, such as dollar cost averaging, if available, may be confirmed quarterly. Purchase Payments received through the automatic payment plan or a salary reduction arrangement, may also be confirmed quarterly. For all other transactions, we send confirmations. It is your responsibility to review these documents carefully and notify our Annuity Service Center of any inaccuracies immediately. We investigate all inquiries. Depending on the facts and circumstances, we may retroactively adjust your contract, provided you notify us of your concern within 30 days of receiving the transaction confirmation or quarterly statement. Any other adjustments we deem warranted are made as of the time we receive notice of the error.
Legal Proceedings
There are no pending legal proceedings affecting the Separate Account. Various federal, state or other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, subpoenas, investigations, market conduct exams or other regulatory inquiries. Based on the current status of pending regulatory examinations, investigations and inquiries involving the Company, the Company believes that none of these matters will have a material adverse effect on the ability of the principal underwriter to perform its contract with the Registrant or of the depositor to meet its obligations under the variable annuity contracts.
Various lawsuits against the Company have arisen in the ordinary course of business. As of December 16, 2021, the Company believes that none of these matters will have a material adverse effect on the ability of the principal underwriter to perform its contract with the Registrant or of the depositor to meet its obligations under the variable annuity contracts.
Registration Statements
Registration statements under the Securities Act of 1933, as amended, related to the contracts offered by this prospectus are on file with the SEC. This prospectus does not contain all of the information contained in the registration statements and exhibits. For further information regarding the Separate Account, the Company and its General Account, the Variable Portfolios and the contract, please refer to the registration statements and exhibits.
40

Appendix A – Underlying Funds Available Under the Contract

The following is a list of Underlying Funds available under the contract. More information about the Underlying Funds is available in the prospectuses for the Underlying Funds, which may be amended from time to time and can be found online at www.aig.com/ProductProspectuses. You can also request this information at no cost by calling (855) 421-2692. Not all Underlying Funds may be available at the time the contract is purchased.
With the exception of the Milliman Money Market Fund, all of the Underlying Funds in this variable annuity contain different Term Start Dates and Fund Frequencies. Therefore, not all the Underlying Funds listed herein may be available for allocation at the time you wish to invest in them.
For initial and subsequent Purchase Payments, you can only provide allocation instructions for Current Funds, Next Funds and the Milliman Money Market Fund. Prior to your initial or subsequent Purchase Payment being allocated to one or more Next Funds, you must first elect to allocate your initial or subsequent Purchase Payment to the money market fund where it will be invested until it is transferred to the Next Funds on their respective Term Start Dates based on your allocation instructions. Note: In certain instances, this may cause your money to be invested in the money market fund for up to 90 days before being allocated to other funds per your allocation instructions.
For Transfers, you may transfer funds to any Variable Portfolios with Term Start Dates that occurred on or before the transfer request. You may also request transfers to funds with Term Start Dates that have not yet occurred, provided, the Term Start Date occurs within 30 days from receipt of the transfer request.
This variable annuity is unlike other variable annuities because it offers specific types of funds. Other than the money market fund, all of the Underlying Funds contained within this variable annuity employ strategies which seek to provide a ‘structured outcome’ investment experience. These strategies seek to deliver performance defined by upside capture parameters and seek to provide targeted downside protection parameters based on the performance of one or more referenced indices. There are no guarantees the parameters will be met. Please see the funds' prospectuses for complete details.
The current expenses and performance information below reflect fees and expenses of the Underlying Funds, but do not reflect the other fees and expenses that your contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Underlying Fund’s past performance is not necessarily an indication of future performance.
Type	Underlying Fund – Share Class 3 Advisor	Current Expenses	Average Annual Total Returns (as of 12/31/2020)
			1 Year	5 Year	10 Year
Cash	Milliman Money Market Fund Milliman Financial Risk Management, LLC	0.43%*	N/A	N/A	N/A
Large Cap Equity	Milliman 6-Month Buffered S&P 500 with Par Up Strategy
	Milliman 6-Month Buffered S&P 500 with Par Up Outcome Fund – Jan/Jul Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A
	Milliman 6-Month Buffered S&P 500 with Par Up Outcome Fund – Feb/Aug[1] Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A
	Milliman 6-Month Buffered S&P 500 with Par Up Outcome Fund – Mar/Sep[2] Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A
	Milliman 6-Month Buffered S&P 500 with Par Up Outcome Fund – Apr/Oct[3] Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A
	Milliman 6-Month Buffered S&P 500 with Par Up Outcome Fund – May/Nov[4] Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A
Milliman 6-Month Parred Down S&P 500 with Par Up Strategy
	Milliman 6-Month Parred Down S&P 500 with Par Up Outcome Fund – Jan/Jul Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A

Type	Underlying Fund – Share Class 3 Advisor	Current Expenses	Average Annual Total Returns (as of 12/31/2020)
			1 Year	5 Year	10 Year
Large Cap Equity (continued)	Milliman 6-Month Parred Down S&P 500 with Par Up Outcome Fund – Feb/Aug[1] Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A
	Milliman 6-Month Parred Down S&P 500 with Par Up Outcome Fund – Mar/Sep[2] Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A
	Milliman 6-Month Parred Down S&P 500 with Par Up Outcome Fund – Apr/Oct[3] Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A
	Milliman 6-Month Parred Down S&P 500 with Par Up Outcome Fund – May/Nov[4] Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A
Milliman 1-Year Buffered S&P 500 with Spread Strategy
	Milliman 1-Year Buffered S&P 500 with Spread Outcome Fund – Jan Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A
	Milliman 1-Year Buffered S&P 500 with Spread Outcome Fund – Feb[1] Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A
	Milliman 1-Year Buffered S&P 500 with Spread Outcome Fund – Mar[2] Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A
	Milliman 1-Year Buffered S&P 500 with Spread Outcome Fund – Apr[3] Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A
	Milliman 1-Year Buffered S&P 500 with Spread Outcome Fund – May[4] Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A
Milliman 1-Year Floored S&P 500 with Par Up Strategy
	Milliman 1-Year Floored S&P 500 with Par Up Outcome Fund – Jan Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A
	Milliman 1-Year Floored S&P 500 with Par Up Outcome Fund – Feb[1] Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A
	Milliman 1-Year Floored S&P 500 with Par Up Outcome Fund – Mar[2] Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A
	Milliman 1-Year Floored S&P 500 with Par Up Outcome Fund – Apr[3] Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A
	Milliman 1-Year Floored S&P 500 with Par Up Outcome Fund – May[4] Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A
Milliman 1-Year Buffered S&P 500 & Nasdaq with Stacker Cap Strategy
	Milliman 1-Year Buffered S&P 500 & Nasdaq with Stacker Cap Outcome Fund – Jan Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A
	Milliman 1-Year Buffered S&P 500 & Nasdaq with Stacker Cap Outcome Fund – Feb[1] Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A
	Milliman 1-Year Buffered S&P 500 & Nasdaq with Stacker Cap Outcome Fund – Mar[2] Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A

Type	Underlying Fund – Share Class 3 Advisor	Current Expenses	Average Annual Total Returns (as of 12/31/2020)
			1 Year	5 Year	10 Year
Large Cap Equity (continued)	Milliman 1-Year Buffered S&P 500 & Nasdaq with Stacker Cap Outcome Fund – Apr[3] Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A
	Milliman 1-Year Buffered S&P 500 & Nasdaq with Stacker Cap Outcome Fund – May[4] Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A
Milliman 1-Year Buffered S&P 500 & Russell 2000 with Stacker Cap Strategy
	Milliman 1-Year Buffered S&P 500 & Russell 2000 with Stacker Cap Outcome Fund – Jan Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A
	Milliman 1-Year Buffered S&P 500 & Russell 2000 with Stacker Cap Outcome Fund – Feb[1] Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A
	Milliman 1-Year Buffered S&P 500 & Russell 2000 with Stacker Cap Outcome Fund – Mar[2] Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A
	Milliman 1-Year Buffered S&P 500 & Russell 2000 with Stacker Cap Outcome Fund – Apr[3] Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A
	Milliman 1-Year Buffered S&P 500 & Russell 2000 with Stacker Cap Outcome Fund – May[4] Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A
Milliman 1-Year Buffered S&P 500 & MSCI EAFE with Stacker Cap Strategy
	Milliman 1-Year Buffered S&P 500 & MSCI EAFE with Stacker Cap Outcome Fund – Jan Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A
	Milliman 1-Year Buffered S&P 500 & MSCI EAFE with Stacker Cap Outcome Fund – Feb[1] Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A
	Milliman 1-Year Buffered S&P 500 & MSCI EAFE with Stacker Cap Outcome Fund – Mar[2] Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A
	Milliman 1-Year Buffered S&P 500 & MSCI EAFE with Stacker Cap Outcome Fund – Apr[3] Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A
	Milliman 1-Year Buffered S&P 500 & MSCI EAFE with Stacker Cap Outcome Fund – May[4] Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A
Milliman 6-Year Buffered S&P 500 with Par Up Strategy
	Milliman 6-Year Buffered S&P 500 with Par Up Outcome Fund – Jan (I) Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A
	Milliman 6-Year Buffered S&P 500 with Par Up Outcome Fund – Apr (I)[3] Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A
	Milliman 6-Year Buffered S&P 500 with Par Up Outcome Fund – July (I)[5] Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A
Milliman 6-Year Parred Down S&P 500 with Par Up Strategy
	Milliman 6-Year Parred Down S&P 500 with Par Up Outcome Fund – Jan (I) Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A

Type	Underlying Fund – Share Class 3 Advisor	Current Expenses	Average Annual Total Returns (as of 12/31/2020)
			1 Year	5 Year	10 Year
Large Cap Equity (continued)	Milliman 6-Year Parred Down S&P 500 with Par Up Outcome Fund – Apr (I)[3] Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A
	Milliman 6-Year Parred Down S&P 500 with Par Up Outcome Fund – July (I)[5] Milliman Financial Risk Management, LLC	0.99%*	N/A	N/A	N/A

* This Underlying Fund is subject to an expense reimbursement or fee waiver arrangement resulting in a temporary expense reduction. See the Underlying Fund prospectus for additional information.

[1]	Available for investment on or about February 10, 2022.
[2]	Available for investment on or about March 10, 2022.
[3]	Available for investment on or about April 10, 2022.
[4]	Available for investment on or about May 10, 2022.
[5]	Available for investment on or about July 10, 2022.

Appendix B – Death Benefits Following Spousal Continuation

The following details the Contract Value and Return of Purchase Payment death benefits payable upon the Continuing Spouse’s death. The death benefit we will pay to the new Beneficiary chosen by the Continuing Spouse varies depending on the death benefit option elected by the original Owner of the contract, whether the 10-Year Account Value Buffer Benefit was elected, the age of the Continuing Spouse as of the Continuation Date and the Continuing Spouse’s date of death.
Capitalized terms used in this Appendix have the same meaning as they have in the prospectus.
We define “Continuation Net Purchase Payments” as Net Purchase Payments made on or after the Continuation Date. For the purpose of calculating Continuation Net Purchase Payments, the amount that equals the contract value on the Continuation Date, including the Continuation Contribution, is considered the initial Continuation Purchase Payment. We define “Continuation Purchase Payments” as Purchase Payments made on or after the Continuation Date.
The term “withdrawals” as used in describing the death benefits is defined as withdrawals and the fees and charges applicable to those withdrawals.
The term “Withdrawal Adjustment” is used, if the 10-Year Account Value Buffer Benefit had been elected, to describe the way in which the amount of the death benefit will be adjusted for withdrawals depending on when the Continuing Spouse takes a withdrawal and the amount of the withdrawal.
Contract Value Death Benefit Payable Upon Continuing Spouse’s Death
The Contract Value death benefit, included in the contract for no additional fee, will be equal to the contract value on the business day during which we receive all required documentation.
The Company will not accept Purchase Payments from anyone age 86 or older. Therefore, the death benefit calculations described below assume that no Purchase Payments are received on or after the Continuing Spouse's 86th birthday.
Return of Purchase Payment death benefit Payable Upon Continuing Spouse’s Death:
If the Continuing Spouse is not age 76 or older on the Continuation Date, the death benefit will be the greater of:
Contract value; or
Continuation Net Purchase Payments.
If the Continuing Spouse is age 76 or older on the Continuation Date, the death benefit is equal to the contract value and the Return of Purchase Payment death benefit fee will no longer be deducted as of the Continuation Date.
We reserve the right to modify, suspend or terminate the Spousal Continuation provision (in its entirety or any component) at any time for prospectively issued contracts.

B-1

Appendix C – STATE CONTRACT AVAILABILITY AND/OR VARIABILITY

PROSPECTUS PROVISION	AVAILABILITY OR VARIATION	ISSUE STATE
Free Look	If you are age 60 or older on the contract issue date:
The Free Look period is 30 days; and
If you invest in the money market fund, the Free Look amount is calculated as the Purchase Payments paid; or
If you invest in Variable Portfolio(s), the Free Look amount is calculated as the greater of (1) Purchase Payments or (2) the value of your contract plus any fees paid on the day we received your request in Good Order at the Annuity Service Center.
	If you are age 60 or younger on the contract issue date, the Free Look amount is calculated as the value of your contract plus fees and charges on the day we received your request in Good Order at the Annuity Service Center.	California
Free Look	The Free Look period is 21 days and the amount is calculated as the value of your contract plus fees and charges on the day we receive your request in Good Order at the Annuity Service Center.	Florida
Joint Ownership	Benefits and Features to be made available to Domestic Partners.	California District of Columbia Maine Nevada Oregon Washington Wisconsin
Joint Ownership	Benefits and Features to be made available to Civil Union Partners.	California Colorado Hawaii Illinois New Jersey Rhode Island
Premium Tax	We deduct premium tax charges of 0.50% for Qualified contracts and 2.35% for Non-Qualified contracts based on contract value when you begin the Income Phase.	California
Premium Tax	We deduct premium tax charges of 2.0% for Non-Qualified contracts based on total Purchase Payments when you begin the Income Phase.	Maine Colorado
Premium Tax	We deduct premium tax charges of 3.5% for Non-Qualified contracts based on contract value when you begin the Income Phase.	Nevada
Premium Tax	For the first $500,000 in the contract, we deduct premium tax charges of 1.25% for Non-Qualified contracts based on total Purchase Payments when you begin the Income Phase. For any amount in excess of $500,000 in the contract, we deduct front-end premium tax charges of 0.08% for Non-Qualified contracts based on total Purchase Payments when you begin the Income Phase.	South Dakota
Premium Tax	We deduct premium tax charges of 1.0% for Non-Qualified contracts based on total Purchase Payments when you begin the Income Phase.	Wyoming
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Appendix D – 10-Year Account Value Buffer Examples

The following examples demonstrate how contributions, withdrawals, gains, and losses in the contract affect the 10-Year Account Value Buffer (“AVB”). The 10-Year AVB only provides a benefit if the Contract Value is less than Net Purchase Payments on the 10th contract anniversary; however, the buffer amount added to the contract value will not allow the contract value to exceed the Net Purchase Payments as of that date.
The examples are based on a hypothetical contract over an extended period of time and do not assume any specific rate of return nor do they represent how your contract will actually perform.
Example 1: Initial Values
The values shown below are based on the following assumptions:
•	Initial Purchase Payment = $100,000
•	10-Year AVB Percentage = 10%
•	Covered Person = Owner age 65 on the Issue Date
•	Death Benefit = Standard

Values as of	Purchase Payments Invested	Contract Value	Net Purchase Payments
Issue Date	$100,000	$100,000	$100,000
Example 2: Impact of Adding Subsequent Purchase Payments
The values shown below are based on the assumptions stated in Example 1 above, in addition to the following:
•	Subsequent Purchase Payment invested in the first Contract Year = $50,000.
•	Subsequent Purchase Payment invested in the second Contract Year = $75,000.
•	No withdrawals taken in the first 2 Contract Years.

Values as of	Purchase Payment Invested	Assumed Contract Value	Net Purchase Payments
Issue Date	$100,000	$100,000	$100,000
Year 1	$50,000	$149,000	$150,000
1st Anniversary	—	$155,000	$150,000
Year 2	$75,000	$228,000	$225,000
2nd Anniversary	—	$246,000	$225,000
The Net Purchase Payments increase dollar-for-dollar by adding subsequent Purchase Payments as follows:
•	In year 1, a subsequent Purchase Payment of $50,000 was added. The Net Purchase Payments increased to $150,000 ($100,000 + $50,000).
•	In year 2, a subsequent Purchase Payment of $70,000 was added. The Net Purchase Payments increased to $225,000 ($150,000 + $75,000).
Example 3: Impact of Taking Withdrawals
The values shown below are based on the assumptions stated in Examples 1 and 2 above, in addition to the following:
•	A withdrawal of $24,000 was taken in the 5th benefit year.
D-1

•	A withdrawal of $10,000 was taken in the 6th benefit year.

Values as of	Assumed Contract Value	Withdrawal Taken	Contract Value After Withdrawal	Net Purchaase Payments
2nd Anniversary	$246,000	—	$246,000	$225,000
3rd Anniversary	$238,000	—	$238,000	$225,000
4th Anniversary	$244,000	—	$244,000	$225,000
Year 5	$240,000	$24,000	$216,000	$202,500
5th Anniversary	$206,000	—	$202,000	$202,500
Year 6	$200,000	$10,000	$190,000	$192,375
6th Anniversary	$196,000	—	$196,000	$192,375
The Net Purchase Payments reduced in the same proportion by which the contract value is reduced by the withdrawal amount.
•	In Year 5, the reduction proportion was 10.0% ($24,000 / $240,000; the reduced Net Purchase Payments was $202,500 ($225,000 × 1-10.0%).
•	In Year 6, the reduction proportion was 5.0% ($10,000 / $200,000; the reduced Net Purchase Payments was $192,375 ($202,500 × 1-5.0%).
Note:    In year 5 the reduction proportion of 10.0% has less impact to the Net Purchase Payments because Contract Value was greater than the Net Purchase Payments: The $24,000 withdrawal reduced Net Purchase Payments by $22,500. Compared to year 6, the reduction proportion of 5.0% has a higher impact because Contract Value was less than the Net Purchase Payments: The $10,000 withdrawal reduced the Net Purchase Payments by $10,125.
Example 4: Impact of 10-Year Account Value Buffer Credit
The values shown below are based on the assumptions stated in Examples 1, 2 and 3 above, in addition to the following:
•	On the 10th Contract Anniversary, the 10-Year Account Value Buffer Credit is assessed and applied to the Contract Value

Values as of	Assumed Contract Value	Net Purchase Payments	10-Year AVB Credit @ 10% of Net Purchase Payments	Maximum 10-Year AVB Credit	Contract Value After AVB Credit
6th Anniversary	$196,000	$192,375	—	—	—
7th Anniversary	$206,000	$192,375	—	—	—
8th Anniversary	$189,000	$192,375	—	—	—
9th Anniversary	$193,000	$192,375	—	—	—
10th Anniversary	$182,000	$192,375	$19,237.50	$10,375	$192,375
The 10th Contract Anniversary Contract Value ($182,000) is less than the Net Purchase Payments ($192,375), the 10-Year AVB Credit increases the Contract Value, not to exceed the Net Purchase Payments, to $192,375 as follows:
•	The 10-Year AVB Credit is assessed on the 10th Contract Anniversary. The amount of the 10-Year AVB Credit is the lesser of (a) and (b) where:
(a)	is the greater of (i) $192,375 (Net Purchase Payments) minus $182,000 (Contract Value) on the 10th Contract Anniversary = $10,375 and (ii) $0.
(b)	is 10% (10-Year AVB Percentage) multiplied by $192,375 (Net Purchase Payments) as of the 10th Contract Anniversary = $19,237.50.
Therefore, the Contract Value increases to $192,375 by applying the 10-Year AVB Credit ($182,000 Contract Value + $10,375 10-Year AVB Credit = $192,375).
D-2

Appendix E – Optional Return Of Purchase Payment Death Benefit Examples

The following examples demonstrate how market performance, subsequent Purchase Payments, and withdrawals impact the Return of Purchase Payment death benefit. The examples are based on a hypothetical contract over an extended period of time and do not assume any specific rate of return nor do they represent how your contract will actually perform.
Example 1: Initial Values
The values shown below are based on the following assumptions:
•	Initial Purchase Payment = $100,000
•	Owner age 60 on the Issue Date

Values as of	Purchase Payment Invested	Contract Value	Net Purchase Payments	Return of Purchase Payment Death Benefit
Issue Date	$100,000	$100,000	$100,000	$100,000
Example 2: Impact of Adding Subsequent Purchase Payments
The values shown below are based on the assumptions stated in Example 1 above, in addition to the following:
•	Subsequent Purchase Payment invested in the first Contract Year = $60,000.
•	Subsequent Purchase Payment invested in the second Contract Year = $90,000.
•	No withdrawals taken in the first 2 Contract Years.

Values as of	Purchase Payment Invested	Assumed Contract Value	Net Purchase Payments	Return of Purchase Payment Death Benefit
Contract Date	$100,000	$100,000	$100,000	$100,000
Year 1	$60,000	$165,000	$160,000	$165,000
1st Anniversary	—	$155,000	$160,000	$160,000
Year 2	$90,000	$245,000	$250,000	$250,000
2nd Anniversary	—	$260,000	$250,000	$260,000
The values of the feature are impacted by adding subsequent Purchase Payments and the Contract Value at the time the death benefit is being calculated.
•	The Net Purchase Payments are recalculated at the time each subsequent Purchase Payment is received.
•	The Return of Purchase Payment death benefit is the greater of the Contract Value or the Net Purchase Payments.
Example 3: Impact of Taking Withdrawals on Net Purchase Payments
The values shown below are based on the assumptions stated in Examples 1 and 2 above, in addition to the following:
•	A withdrawal of $15,000 was taken in the third Contract Year.
•	A withdrawal of $23,000 was taken in the fourth Contract Year.

Values as of	Assumed Contract Value	Withdrawal Taken	Contract Value After Withdrawal	Net Purchase Payments	Return of Purchase Payment Death Benefit
Year 3	$300,000	$15,000	$285,000	$237,500	$285,000
3rd Anniversary	$265,000	—	$265,000	$237,500	$265,000
Year 4	$230,000	$23,000	$207,000	$213,750	$213,750
4th Anniversary	$220,000	—	$220,000	$213,750	$220,000
•	The Net Purchase Payments are reduced in the same proportion by which the contract value is reduced by the withdrawal amount.
○	In year 3, the reduction proportion was 5.0% ($15,000/$300,000); the reduced Net Purchase Payments were $237,500 ($250,000 x 1 – 5.0%). The Return of Purchase Payment death benefit was $285,000.
E-1

○	In year 4, the reduction proportion was 10.0% ($23,000/$230,000); the reduced Net Purchased Payments were $213,750 ($237,500 x 1 – 10.0%). The Return of Purchase Payment death benefit was $213,750.
Note:     In year 3, the reduction proportion of 5.0% has less impact to the Net Purchase Payments because Contract Value was greater than Net Purchase Payments: The $15,000 withdrawal reduced Net Purchase Payments by $12,500. Compared to year 4, the reduction proportion of 10.0% has a higher impact because Contract Value was less than the Net Purchase Payments: The $23,000 withdrawal reduced Net Purchase Payments by $23,750.
E-2

The Statement of Additional Information (SAI) contains additional information about the contract, the Company, and the Separate Account, including financial statements. The SAI is dated the same date as this prospectus, and the SAI is incorporated by reference into this prospectus. You may request a free copy of the SAI or submit inquiries by:
•	Mailing (you may use the form below): American General Life Insurance Company Attn: Annuity Service Center, P.O. Box 9450 Amarillo, Texas 79105-9450
•	Calling: (855) 421-2692
•	Visiting: www.aig.com/annuities
•	Emailing: AdvancedOutcomesAnnuities@aig.com
You may also obtain other information about the Separate Account on the SEC’s website at www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Please forward a copy (without charge) of the Advanced Outcomes Annuity Variable Annuity Statement of Additional Information to:
(Please print or type and fill in all information.)

Name

Address

City/State/Zip

Contract Issue Date:

Date:	Signed:
Return to: American General Life Insurance Company, Annuity Service Center, P.O. Box 9450 Amarillo, Texas 79105-9450

EDGAR Contract Identifier: C000227807

STATEMENT OF ADDITIONAL INFORMATION
FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT
ISSUED BY
AMERICAN GENERAL LIFE INSURANCE COMPANY
IN CONNECTION WITH
VARIABLE ANNUITY ACCOUNT TEN
ADVANCED OUTCOMES ANNUITY
This Statement of Additional Information is not a prospectus; it should be read with the prospectus, dated January 1, 2022, relating to the annuity contracts described above. A copy of the prospectus may be obtained without charge by calling (855) 421-2692, visiting www.aig.com/annuities, or writing us at:
AMERICAN GENERAL LIFE INSURANCE COMPANY
ATTN: ANNUITY SERVICE CENTER
P.O. BOX 9450
AMARILLO, TEXAS 79105-9450
January 1, 2022

Separate Account and the Company
American General Life Insurance Company (“AGL” or the “Company”) is a stock life insurance company organized under the laws of the State of Texas on April 11, 1960. AGL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. The Company is an indirect, majority owned subsidiary of American International Group, Inc. (“American International Group”), a Delaware corporation. American International Group is a holding company which, through its subsidiaries, is engaged primarily in a broad range of insurance and insurance-related activities in the United States and abroad. The commitments under the contacts are the Company’s, and American International Group has no legal obligation to back those commitments.
On December 31, 2012, SunAmerica Annuity and Life Assurance Company (“SunAmerica Annuity”), American General Assurance Company (“AGAC”), American General Life and Accident Insurance Company (“AGLA”), American General Life Insurance Company of Delaware (“AGLD”), SunAmerica Life Insurance Company (“SALIC”) and Western National Life Insurance Company, (“WNL”), affiliates of American General Life Insurance Company, merged with and into American General Life Insurance Company (“Merger”).
Variable Annuity Account Ten (“Separate Account”) was established by AGL under Texas law on January 29, 2021.
The Separate Account meets the definition of a “Separate Account” under the federal securities laws and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. This registration does not involve supervision of the management of the Separate Account or the Company by the SEC.
The assets of the Separate Account are the property of the Company. However, the assets of the Separate Account, equal to its reserves and other contract liabilities, are not chargeable with liabilities arising out of any other business the Company may conduct. Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to other income, gains, or losses of the Company.
The Separate Account is divided into Variable Portfolios, with the assets of each Variable Portfolio invested in the shares of one of the Underlying Funds. The Company does not guarantee the investment performance of the Separate Account, its Variable Portfolios or the Underlying Funds. Values allocated to the Separate Account will vary with the values of shares of the Underlying Funds, and are also reduced by contract charges and fees.
Since the Separate Account is always fully invested in shares of the Underlying Funds, its investment performance reflects the investment performance of those entities. The values of such shares held by the Separate Account fluctuate and are subject to the risks of changing economic conditions as well as the risk inherent in the ability of the Underlying Funds’ management to make necessary changes in their funds to anticipate changes in economic conditions. Therefore, the owner bears the entire investment risk that the basic objectives of the contract may not be realized, and that the adverse effects of inflation may not be lessened. There can be no assurance that the aggregate amount of annuity income payments will equal or exceed the Purchase Payments made with respect to a particular account for the reasons described above, or because of the premature death of an Annuitant.
Custodian
The Company acts as custodian of the Separate Account. We have custody of all assets and cash of the Separate Account and handle the collection of proceeds of shares of the Underlying Funds bought and sold by the Separate Account.
General Account
The general account is made up of all of the general assets of the Company other than those allocated to the Separate Account or any other segregated asset account of the Company. All of the Company’s assets held in the general account will be available to fund the Company’s obligations under the contracts as well as such other claims.
The Company will invest the assets of the general account in the manner chosen by the Company and allowed by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.

Annuity Income Payments
Monthly Annuity Income Payments
Only fixed annuity income payment options are available under the contract. The monthly annuity income payments are determined by applying the contract value allocated to the Variable Portfolio(s), less any premium tax if applicable, and then applying it to the annuity table specified in the contract for annuity income payments. Those tables are based on a set amount per $1,000 of proceeds applied. The appropriate rate must be determined by the sex (except where, as in the case of certain Qualified contracts and other employer-sponsored retirement plans, such classification is not permitted) and age of the Annuitant and designated second person, if any, and the annuity income option selected.
The dollars applied are then divided by 1,000 and the result multiplied by the appropriate annuity factor appearing in the table to compute the amount of the monthly annuity income payment.

Taxes
General
Note:    Discussions regarding the tax treatment of any annuity contract or retirement plan and program are intended for general purposes only and are not intended as tax advice, either general or individualized, nor should they be interpreted to provide any predictions or guarantees of a particular tax treatment. Such discussions generally are based upon the company’s understanding of current tax rules and interpretations, and may include areas of those rules that are more or less clear or certain. Tax laws are subject to legislative modification, and while many such modifications will have only a prospective application, it is important to recognize that a change could have retroactive effect as well. You should seek competent tax or legal advice, as you deem necessary or appropriate, regarding your own circumstances. We do not guarantee the tax status or treatment of your annuity.
Section 72 of the Internal Revenue Code of 1986, as amended (the “Code” or “IRC”) governs taxation of annuities in general. A natural owner is not taxed on increases in the value of a contract until distribution occurs, either in the form of a non-annuity distribution or as annuity income payments under the annuity option elected. For a lump-sum payment received as a total surrender (total redemption), the recipient is taxed on the portion of the payment that exceeds the cost basis of the contract. For a payment received as a withdrawal (partial redemption), federal tax liability is determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the contract is withdrawn. For Non-Qualified contracts, the cost basis is generally the Purchase Payments. The taxable portion of the lump-sum payment is taxed at ordinary income tax rates. Tax penalties may also apply.
If you purchase your contract under one of a number of types of employer-sponsored retirement plans, as an individual retirement annuity, or under an individual retirement account, your contract is referred to as a Qualified Contract. Examples of qualified plans or arrangements are: Individual Retirement Annuities and Individual Retirement Accounts (IRAs), Roth IRAs, Tax-Sheltered Annuities (also referred to as 403(b) annuities or 403(b) contracts), plans of self-employed individuals (often referred to as H.R. 10 Plans or Keogh Plans), pension and profit sharing plans including 401(k) plans, and governmental 457(b) plans. Typically, for employer-sponsored retirement plans and tax-deductible IRA contributions, you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your contract. However, you normally will have a cost basis in a Roth IRA, a designated Roth account in a 403(b), 401(k), or governmental 457(b) plan, and you may have cost basis in a traditional IRA or in another Qualified contract.
For annuity income payments, the portion of each payment that is in excess of the exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (if any, and adjusted for any period or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amount equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of qualified plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Owners, annuitants and beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.
The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company and its operations form a part of the Company.
On December 20, 2019, the Setting Every Community Up for Retirement Enhancement (SECURE) Act was signed into law as part of larger appropriations legislation.  The SECURE Act includes many provisions affecting Qualified Contracts, some of which became effective upon enactment or on January 1, 2020, and certain provisions were retroactively effective. Some of the provisions effective January 1, 2020 include:
•	an increase in the age at which required minimum distributions (RMDs) generally must commence, to age 72, for those born on or after July 1, 1949, from the previous age of 70 ½;
•	new limitations on the period for beneficiary distributions following the death of the plan participant or IRA owner (when the death occurs on or after January 1, 2020);

•	elimination of the age 70 ½ restriction on traditional IRA contributions for tax years beginning 2020 (combined with an offset to the amount of eligible qualified charitable distributions (QCDs) by the amount of post-70 ½ IRA contributions);
•	a new exception to the 10% additional tax on early distributions, for the qualified birth or adoption of a child, which also became an allowable plan distribution event; and,
•	reduction of the earliest permissible age for in-service distributions from pension plans and certain Section 457 plans to 59 ½.
The foregoing is not an exhaustive list.  The SECURE Act included many additional provisions affecting Qualified Contracts.
Tax Treatment of Distributions – Non-Qualified Contracts
If you make partial or total withdrawals from a non-qualified contract, the Code generally treats such withdrawals as coming first from taxable earnings and then coming from your Purchase Payments. If you annuitize your contract, a portion of each annuity income payment will be considered, for tax purposes, to be a return of a portion of your Purchase Payment, generally until you have received all of your Purchase Payment. Any portion of each annuity income payment that is considered a return of your Purchase Payment will not be taxed. Additionally, the taxable portion of any withdrawals, whether annuitized or other withdrawals, generally is subject to applicable state and/or local income taxes, and may be subject to an additional 10% penalty tax unless withdrawn in conjunction with the following circumstances:
•	after attaining age 59½;
•	when paid to your beneficiary after you die;
•	after you become disabled (as defined in the Code);
•	when paid as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint expectancies) of you and your designated beneficiary for a period of 5 years or attainment of age 59½, whichever is later;
•	under an immediate annuity contract.
Among other provisions, the Health Care and Education Reconciliation Act imposes a new tax on net investment income. This tax is at the rate of 3.8% of applicable thresholds for Modified Adjusted Gross Income (“MAGI”) ($250,000 for joint filers; $125,000 for married individuals filing separately; and, $200,000 for individual filers). An individual with MAGI in excess of the threshold will be required to pay this new tax on net investment income in excess of the applicable MAGI threshold. For this purpose, net investment income generally will include taxable withdrawals from a Non-Qualified contract, as well as other taxable amounts including amounts taxed annually to an owner that is not a natural person. This new tax generally does not apply to Qualified contracts, however taxable distributions from such contracts may be taken into account in determining the applicability of the MAGI thresholds.
Tax Treatment of Distributions – Qualified Contracts
Generally, you have not paid any federal taxes on the Purchase Payments used to buy a Qualified contract. As a result, most amounts withdrawn from the contract or received as annuity income payments will be taxable income. Exceptions to this general rule include withdrawals attributable to after-tax Roth IRA contributions and designated Roth contributions to a 403(b), 401(k), or governmental 457(b) plan. Withdrawals from Roth IRAs are generally treated for federal tax purposes as coming first from the Roth contributions that have already been taxed, and as entirely income tax free. Withdrawals from designated Roth accounts in a 403(b), 401(k) or governmental 457(b) plan, and withdrawals generally from Qualified contracts, are treated generally as coming pro-rata from amounts that already have been taxed and amounts that are taxed upon withdrawal. Qualified Distributions from Roth IRAs and designated Roth accounts in 403(b), 401(k), and governmental 457(b) plans which satisfy certain qualification requirements, including at least five years in a Roth account under the plan or IRA and either attainment of age 59½, death or disability (or, if an IRA for the purchase of a first home), will not be subject to federal income taxation.

The taxable portion of any withdrawal or annuity income payment from a Qualified contract will be subject to an additional 10% federal penalty tax, under the IRC, except in the following circumstances:
•	after attainment of age 59½;
•	when paid to your beneficiary after you die;
•	after you become disabled (as defined in the IRC);
•	as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint expectancies) of you and your designated beneficiary for a period of 5 years or attainment of age 59½, whichever is later;
•	payments to employees after separation from service after attainment of age 55 (does not apply to IRAs);
•	dividends paid with respect to stock of a corporation described in IRC Section 404(k);
•	for payment of medical expenses to the extent such withdrawals do not exceed limitations set by the IRC for deductible amounts paid during the taxable year for medical care;
•	payments to alternate payees pursuant to a qualified domestic relations order (does not apply to IRAs);
•	for payment of health insurance if you are unemployed and meet certain requirements;
•	distributions from IRAs for certain higher education expenses;
•	distributions from IRAs for first home purchases;
•	amounts distributed from a Code Section 457(b) plan other than amounts representing rollovers from an IRA or employer sponsored plan to which the 10% penalty would otherwise apply;
•	payments to certain reservists called up for active duty after September 11, 2001; or
•	payments up to $3,000 per year for health, life and accident insurance by certain retired public safety officers;
•	distributions for parents after the “qualified birth or adoption” of a new child (subject to limitations).
The Code generally requires the Company (or, in some cases, a plan administrator) to withhold federal tax on the taxable portion of any distribution or withdrawal from a contract, subject in certain instances to the payee’s right to elect out of withholding or to elect a different rate of withholding. For “eligible rollover distributions” from contracts issued under certain types of qualified plans, not including IRAs, 20% of the distribution must be withheld, unless the payee elects to have the distribution “rolled over” or “transferred to another eligible plan in a direct trustee-to-trustee” transfer. This requirement is mandatory and cannot be waived by the owner. Withholding on other types of distributions, including distributions from IRAs can be waived. An “eligible rollover distribution” is the taxable portion of any amount received by a covered employee from a retirement plan qualified under Sections 401 or 403 or, if from a plan of a governmental employer, under Section 457(b) of the Code, or from a tax-sheltered annuity qualified under Section 403(b) of the Code other than (1) substantially equal periodic payments calculated using the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee and his or her designated Beneficiary, or for a specified period of ten years or more; (2) financial hardship withdrawals; (3) minimum distributions required to be made under the Code; and (4) distribution of contributions to a Qualified contract which were made in excess of the applicable contribution limit. Failure to “roll over” the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a federal penalty tax on premature withdrawals, described later in this section. Only (1) the participant, or, (2) in the case of the participant’s death, the participant’s surviving spouse, or (3) in the case of a domestic relations order, the participant’s spouse or ex-spouse may roll over a distribution into a plan of the participant’s own. An exception to this rule is that a non-spousal beneficiary may, subject to plan provisions, roll inherited funds from an eligible retirement plan into an Inherited IRA. An Inherited IRA is an IRA created for the sole purpose of receiving funds inherited by non-spousal beneficiaries of eligible retirement plans. The distribution must be transferred to the Inherited IRA in a direct “trustee-to-trustee” transfer. Inherited IRAs must meet the distribution requirements relating to IRAs inherited by non-spousal beneficiaries under Code sections 408(a)(6) and (b)(3) and 401(a)(9).

Funds in a Qualified contract may be rolled directly over to a Roth IRA. Withdrawals or distributions from a contract other than eligible rollover distributions are also subject to withholding on the taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming 3 withholding exemptions.
The Small Business Jobs Act of 2010 subsequently added the ability for “in-Plan” rollovers of eligible rollover distribution from pre-tax accounts to a designated Roth account in certain employer-sponsored plans which otherwise include or permit designated Roth accounts. The American Taxpayer Relief Act of 2013 (“ATRA”) expanded the ability for such in-Plan Roth conversions by permitting eligible plans that include an in-plan Roth contribution feature to offer participants the option of converting any amounts held in the plan to after-tax Roth, regardless of whether those amounts are currently distributable.
Diversification – Separate Account Investments
Section 817(h) of the Code imposes certain diversification standards on the underlying assets of Non-Qualified variable annuity contracts. These requirements generally do not apply to Qualified contracts, which are considered “Pension Plan Contracts” for purposes of these Code requirements. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department (“Treasury Department”). Disqualification of the contract as an annuity contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of any payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts, such as your contract, meet the diversification requirements if, as of the close of each calendar quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.
The Treasury Department has issued regulations which establish diversification requirements for the investment portfolios underlying variable contracts such as the contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations an investment portfolio will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments. For purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, “each United States government agency or instrumentality shall be treated as a separate issuer.”
Non-Natural Owners
Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person such as a corporation or certain other entities. Such Contracts generally will not be accorded tax-deferred status. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person or to Contracts held by qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.
Multiple Contracts
The Code provides that multiple Non-Qualified annuity contracts which are issued within a calendar year to the same contract owner by one company are treated as one annuity contract for purposes of determining the federal tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. (However, they may be treated as issued on the issue date of the contract being exchanged, for certain purposes, including for determining whether the contract is an immediate annuity contract.) Owners should consult a tax adviser prior to purchasing more than one Non-Qualified annuity contract from the same issuer in any calendar year.

Tax Treatment of Assignments of Qualified Contracts
Generally, a Qualified contract, including an IRA, may not be assigned or pledged. One exception to this rule is if the assignment is part of a permitted loan program under an employer-sponsored plan (other than a plan funded with IRAs) or pursuant to a domestic relations order meeting the requirements of the plan or arrangement under which the contract is issued (for many plans, a Qualified Domestic Relations Order, or QDRO), or, in the case of an IRA, pursuant to a decree of divorce or separation maintenance or a written instrument incident to such decree.
Tax Treatment of Gifting, Assigning or Transferring Ownership of a Non-Qualified Contract
Under IRC Section 72(e), if you transfer ownership of your Non-Qualified Contract to a person other than your spouse (or former spouse if incident to divorce) for less than adequate consideration you will be taxed on the earnings above the Purchase Payments at the time of transfer. If you transfer ownership of your Non-Qualified Contract and receive payment less than the Contract’s value, you will also be liable for the tax on the Contract’s value above your Purchase Payments not previously withdrawn.
The new Contract owner’s Purchase Payments (basis) in the Contract will be increased to reflect the amount included in your taxable income.
Foreign Account Tax Compliance (“FATCA”)
A Contract Owner who is not a “United States person” which is defined under the Internal Revenue Code section to mean:
•	a citizen or resident of the United States
•	a partnership or corporation created or organized in the United States or under the law of the United States or of any state, or the District of Columbia
•	any estate or trust other than a foreign estate or foreign trust (see Internal Revenue Code section 7701(a)(31) for the definition of a foreign estate and a foreign trust)
should be aware that FATCA provides that a 30% withholding tax will be imposed on certain gross payments (which could include distributions from cash value life insurance or annuity products) made to a foreign entity if such entity fails to provide applicable certifications under a Form W-9, Form W-8-BEN-E, Form W-8-IMY, or other applicable form. Certain withholding certifications will remain effective until a change in circumstances makes any information on the form incorrect. Notwithstanding the preceding sentence, the Form W-8 BEN-E is only effective for three years from date of signature unless a change in circumstances makes any information on the form incorrect. The Contract Owner must inform the Company within 30 days of any change in circumstances that makes any information on the form incorrect by furnishing a new IRS Form W-9, Form W-8 BEN-E, Form W-8IMY, or acceptable substitute form. An entity, for this purpose, will be considered a foreign entity unless it provides an applicable certification to the contrary.
Other Withholding Tax
A Contract Owner that is not exempt from United States federal withholding tax should consult its tax advisor as to the availability of an exemption from, or reduction of, such tax under an applicable income tax treaty, if any.
Federal Withdrawal Restrictions from Qualified Contracts
The IRC limits the withdrawal of Purchase Payments from certain Tax-Sheltered Annuities (TSAs) and certain other Qualified contracts. Withdrawals generally can only be made when an owner: (1) reaches age 59½; (2) separates from employment from the employer sponsoring the plan; (3) dies; (4) becomes disabled (as defined in the IRC) (does not apply to section 457(b) plans); (5) experiences a financial hardship (as defined in the IRC); or (6) has a qualified birth or adoption of a child (subject to limitations). In the case of hardship, the owner generally can only withdraw Purchase Payments. There are certain exceptions to these restrictions which are generally based upon the type of investment arrangement, the type of contributions, and the date the contributions were made. Transfers of amounts from one Qualified contract to another investment option under the same plan, or to another contract or account of the same plan type or from a qualified plan to a state defined benefit plan to purchase service credits are not considered distributions, and thus are not subject to these withdrawal limitations. Such transfers may, however, be subject to limitations under the annuity contract or Plan.

Partial 1035 Exchanges of Non-Qualified Annuities
Section 1035 of the Code provides that a Non-Qualified annuity contract may be exchanged in a tax-free transaction for another Non-Qualified annuity contract. Historically, it was generally understood that only the exchange of an entire annuity contract, as opposed to a partial exchange, would be respected by the IRS as a tax-free exchange. However, Revenue Procedure 2011-38 provides that a direct transfer of a portion of the cash surrender value of an existing annuity contract for a second annuity contract, regardless of whether the two annuity contracts are issued by the same or different companies, will be treated as a tax-free exchange under Code section 1035 if no amounts, other than amounts received an annuity for a period of 10 years or more or during one or more lives, are received under the original contract or the new contract during the 180 days beginning on the date of the transfer (in the case of a new contract, on the date the contract is placed in-force). Owners should seek their own tax advice regarding such transactions and the tax risks associated with subsequent surrenders or withdrawals.
Qualified Plans
The contracts offered by this prospectus are designed to be available for use under various types of qualified plans. Taxation of owners in each qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners and Beneficiaries are cautioned that benefits under a qualified plan may be subject to limitations under the IRC and the employer-sponsored plan, in addition to the terms and conditions of the contracts issued pursuant to the plan. The following are general descriptions of the types of qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general information purposes only. The tax rules regarding qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a qualified plan. Contracts issued pursuant to qualified plans include special provisions restricting contract provisions that may otherwise be available and described in this prospectus. Generally, contracts issued pursuant to qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain contractual withdrawal penalties and restrictions may apply to surrender from Qualified contracts.
(a) Plans of Self-Employed Individuals: “H.R. 10 Plans”
Section 401 of the Code permits self-employed individuals to establish qualified plans for themselves and their employees, commonly referred to as “H.R. 10” or “Keogh” Plans. Contributions made to the plan for the benefit of the employees will not be included in the gross income of the employees, for federal tax purposes, until distributed from the plan if certain conditions are met. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations and restrictions on these plans, such as: amounts of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.
(b) Tax-Sheltered Annuities
Section 403(b) of the Code permits the purchase of “tax-sheltered annuities” by public schools and not-for-profit organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employee until the employee receives distributions from the contract if certain conditions are met. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. One of these limits, on the amount that the employee may contribute on a voluntary basis, is imposed by the annuity contract as well as by the Code. That limit for 2021 is the lesser of 100% of includible compensation or $19,500. The limit may be increased by up to $3,000 for certain employees with at least fifteen years of full-time equivalent service with an eligible employer, and by an additional $6,500 in 2021 for employees age 50 or older, provided that other applicable requirements are satisfied. Total combined employer and employee contributions for 2021 may not exceed the lesser of $58,000 or 100% of compensation. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an Investment.
403(b) regulations published by the Department of Treasury include several rules and requirements, such as a requirement that employers maintain their 403(b) plans pursuant to a written plan. The final regulations, subsequent

IRS guidance, and the terms of the written plan may impose new restrictions on both new and existing contracts, including restrictions on the availability of loans, distributions, transfers and exchanges, regardless of when a contract was purchased.
403(b) regulations generally do not affect a participant’s ability to transfer some or all of a 403(b) account to a state-defined benefit plan to purchase service credits, where such a transfer is otherwise consistent with applicable rules and requirements and with the terms of the employer’s plan.
The foregoing discussion is intended as a general discussion only, and you may wish to discuss the 403(b) regulations and/or the general information above with your tax advisor.
(c) Individual Retirement Annuities
Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as a traditional “Individual Retirement Annuity” (“IRA”). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual’s gross income. The ability to deduct an IRA contribution to a traditional IRA is subject to limits based upon income levels, retirement plan participation status, and other factors. The maximum IRA (traditional and/or Roth) contribution for 2021 is the lesser of $6,000 or 100% of compensation. Individuals age 50 or older may be able to contribute an additional $1,000 in 2021. IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Sales of contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment. If neither the Owner nor the Owner’s spouse is covered by an employer retirement plan, the IRA contribution may be fully deductible. If the Owner, or if filing jointly, the Owner or spouse, is covered by an employer retirement plan, the Owner may be entitled to only a partial (reduced) deduction or no deduction at all, depending on adjusted gross income. The rules concerning what constitutes “coverage” are complex and purchasers should consult their tax advisor or Internal Revenue Service Publication 590-A & B for more details. The effect of income on the deduction is sometimes called the adjusted gross income limitation (AGI limit). A modified AGI at or below a certain threshold level allows a full deduction of contributions regardless of coverage under an employer’s plan. If you and your spouse are filing jointly and have a modified AGI in 2021 of less than $105,000, your contribution may be fully deductible; if your income is between $105,000 and $125,000, your contribution may be partially deductible and if your income is $125,000 or more, your contribution may not be deductible. If you are single and your income in 2021 is less than $66,000, your contribution may be fully deductible; if your income is between $66,000 and $76,000, your contribution may be partially deductible and if your income is $76,000 or more, your contribution may not be deductible. If you are married filing separately and you lived with your spouse at anytime during the year, and your income exceeds $10,000, none of your contribution may be deductible. If you and your spouse file jointly, and you are not covered by a plan but your spouse is: if your modified AGI in 2021 is between $198,000 and $208,000, your contribution may be partially deductible.
(d) Roth IRAs
Section 408A of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Contributions to a Roth IRA are not deductible but distributions are tax-free if certain requirements are satisfied. The maximum IRA (traditional and/or Roth) contribution for 2021 is the lesser of $6,000 or 100% of compensation. Individuals age 50 or older may be able to contribute an additional $1,000 in 2021. Unlike traditional IRAs, to which everyone can contribute even if they cannot deduct the full contribution, Roth IRAs have income limitations on who can establish such a contract. Generally, you can make a full or partial contribution to a Roth IRA if you have taxable compensation and your modified adjusted gross income in 2021 is less than: $198,000 for married filing jointly or qualifying widow(er), $10,000 for married filing separately and you lived with your spouse at any time during the year, and $125,000 for single, head of household, or married filing separately and you did not live with your spouse at any time during the year. All persons may be eligible to convert a distribution from an employer-sponsored plan or from a traditional IRA into a Roth IRA. Conversions or rollovers from qualified plans into Roth IRAs normally require taxes to be paid on any previously untaxed amounts included in the amount converted. If the Contracts are made available for use with Roth IRAs, they may be subject to special requirements imposed by the Internal Revenue Service (“IRS”). Purchasers of the Contracts for this purpose will be provided with such supplementary information as may be required by the IRS or other appropriate agency.

(e) Pension and Profit-Sharing Plans
Section 401(a) of the Code permits certain employers to establish various types of retirement plans, including 401(k) plans, for employees. However, governmental employers may not establish new 401(k) plans. These retirement plans may permit the purchase of the contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be includible in the gross income of the employee until distributed from the plan if certain conditions are met. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; investing and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.
(f) Deferred Compensation Plans — Section 457(b)
Under Section 457(b) of the Code, governmental and certain other tax-exempt employers may establish, for the benefit of their employees, deferred compensation plans, which may invest in annuity contracts. The Code, as in the case of employer sponsored retirement plans generally establishes limitations and restrictions on eligibility, contributions and distributions. Under these plans, contributions made for the benefit of the employees will not be includible in the employees’ gross income until distributed from, or in some cases made available under the plan. Funds in a non-governmental 457(b) plan remain assets of the employer and are subject to claims by the creditors of the employer. All 457(b) plans of state and local governments must hold assets and income in a qualifying trust, custodial account, or annuity contract for the exclusive benefit of participants and their Beneficiaries.
Broker-Dealer Firms Receiving Revenue Sharing Payments
The following list includes the names of member firms of FINRA (or their affiliated broker-dealers) that received a revenue sharing payment of more than $15,000 as of the calendar year ending December 31, 2021, from American General Life Insurance Company. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Contract.
Ameriprise Financial Services, Inc.	MML Investors Services, LLC
Avantax Investment Services, Inc	Morgan Stanley & Co., Incorporated
BBVA Compass Investment Solutions, Inc.	NEXT Financial Group, Inc.
Cadaret, Grant & Co, Inc	PNC Investments
Cetera Advisor Network LLC	Primerica Financial Services
Cetera Advisors LLC	PRUCO Securities LLC
Cetera Financial Specialists LLC	Raymond James & Associates
Cetera Investment Services LLC	Raymond James Financial
Citigroup Global Markets Inc.	RBC Capital Markets Corporation
Citizens Securities CUNA Brokerage Services Inc.	Royal Alliance Associates, Inc.
CUSO Financial Services, L.P.	SagePoint Financial, Inc.
Edward D. Jones & Co., L.P.	Santander Securities
First Allied Securities	Securities America, Inc.
FSC Securities Corp.	TBS Agency Inc.
GENESIS DEVELOPMENT GROUP	The Huntington Investment Co.
Grove Point Investments, LLC	Triad Advisors, Inc
Investacorp, Inc	UBS Financial Services Inc.
Kestra Investment Services	US Bancorp Investments Inc
Lincoln Financial Advisor	Voya Financial Advisors, Inc.
Lincoln Financial Securities	Wells Fargo Advisor, LLC
LPL Financial Corporation	Woodbury Financial Services, Inc.
M&T Securities, Inc.
We will update this list annually; interim arrangements may not be reflected. You are encouraged to review the prospectus for each Underlying Fund for any other compensation arrangements pertaining to the distribution of Underlying Fund shares.
Certain broker dealers with which we have selling agreements are our affiliates. In an effort to promote the sale of our products, affiliated firms may pay their registered representatives additional cash incentives which may include but are not limited to bonus payments, expense payments, health and retirement benefits or the waiver of overhead costs or expenses in connection with the sale of the Contracts, that they would not receive in connection with the sale of contracts issued by unaffiliated companies.
Distribution of Contracts
The contracts are offered on a continuous basis through AIG Capital Services, Inc., located at 21650 Oxnard Street, Suite 750 Woodland Hills, CA 91367-4997. AIG Capital Services, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority. The Company and AIG Capital Services, Inc. are each an indirect, majority owned subsidiary of American International Group. No underwriting fees are paid in connection with the distribution of the contracts.

Financial Statements
PricewaterhouseCoopers LLP, located at 1000 Louisiana Street, Suite 5800, Houston, TX 77002, serves as the independent registered public accounting firm for American General Life Insurance Company (“AGL”).
You may obtain a free copy of these financial statements if you write us at our Annuity Service Center or by calling (855) 421-2692. The financial statements have also been filed with the SEC and can be obtained through its website at http://www.sec.gov.
The financial statements of Variable Annuity Account Ten of American General Life Insurance Company is not included in this Statement of Additional Information because Variable Annuity Account Ten has not yet commenced operations.
The following financial statements are in this Statement of Additional Information in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting:
•	The Audited Statutory Financial Statements of American General Life Insurance Company as of December 31, 2020 and December 31, 2019 and for each of the three years in the period ended December 31, 2020.
The financial statements of AGL should be considered only as bearing on the ability of AGL to meet its obligation under the contracts.

American General Life Insurance Company Audited Statutory Financial Statements At December 31, 2020 and 2019 and for each of the three years ended December 31, 2020

AMERICAN GENERAL LIFE INSURANCE COMPANY

TABLE OF CONTENTS TO AUDITED STATUTORY FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

SUPPLEMENTAL INFORMATION
Supplemental Schedule of Assets and Liabilities	82
Supplemental Investment Risks Interrogatories	84
Supplemental Summary Investment Schedule	90
Supplemental Schedule of Reinsurance Disclosures	91

Report of Independent Auditors

To the Board of Directors and Shareholders of American General Life Insurance Company

We have audited the accompanying statutory financial statements of American General Life Insurance Company (the “Company”), an indirect, wholly-owned subsidiary of American International Group, Inc., which comprise the statutory statements of admitted assets, liabilities and capital and surplus as of December 31, 2020 and 2019, and the related statutory statements of operations and changes in capital and surplus, and of cash flows for each of the three years in the period ended December 31, 2020.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the Texas Department of Insurance. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the Texas Department of Insurance, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

The effects on the financial statements of the variances between the statutory basis of accounting described in Note 2 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the “Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles” paragraph, the financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2020 and 2019, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2020.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and capital and surplus of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in accordance with the accounting practices prescribed or permitted by the Texas Department of Insurance described in Note 2.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the statutory-basis financial statements taken as a whole. The Supplemental Schedule of Assets and Liabilities, Supplemental Investment Risks Interrogatories, Supplemental Summary Investment Schedule, and Supplemental Schedule of Reinsurance Disclosures (collectively, the “supplemental schedules”) of the Company as of December 31, 2020 and for the year then ended are presented to comply with the National Association of Insurance Commissioners’ Annual Statement Instructions and Accounting Practices and Procedures Manual and for purposes of additional analysis and are not a required part of the statutory-basis financial statements. The supplemental schedules are the responsibility of management and were derived from and relate directly to the underlying accounting and other records used to prepare the statutory-basis financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the statutory-basis financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statutory-basis financial statements or to the statutory-basis financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the statutory-basis financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

April 23, 2021

AMERICAN GENERAL LIFE INSURANCE COMPANY

STATUTORY STATEMENTS OF ADMITTED ASSETS, LIABILITIES AND CAPITAL AND SURPLUS

	December 31,

(in millions)	2020	2019

Admitted assets

Cash and investments

Bonds	$105,020	$98,988

Preferred stock	85	299

Common stock	1,019	669

Cash, cash equivalents and short-term investments	1,059	446

Mortgage loans	21,378	21,446

Real estate	9	184

Contract loans	1,235	1,264

Derivatives	975	625

Securities lending reinvested collateral assets	1,692	1,283

Derivative cash collateral	14	26

Other invested assets	5,441	4,934

Total cash and investments	137,927	130,164

Amounts recoverable from reinsurers	364	366

Amounts receivable under reinsurance contracts	294	789

Current federal income tax recoverable	-	68

Deferred tax asset	759	618

Due and accrued investment income	1,412	1,407

Premiums due, deferred and uncollected	234	156

Receivables from affiliates	124	180

Other assets	980	1,015

Separate account assets	63,095	57,530

Total admitted assets	$205,189	$192,293

See accompanying Notes to Statutory Financial Statements.

AMERICAN GENERAL LIFE INSURANCE COMPANY

STATUTORY STATEMENTS OF ADMITTED ASSETS, LIABILITIES AND CAPITAL AND SURPLUS (CONTINUED)

	December 31,

(in millions, except per share data)	2020	2019

Liabilities

Policy reserves and contractual liabilities

Life and annuity reserves	$101,264	$97,632

Liabilities for deposit-type contracts	13,034	12,038

Accident and health reserves	756	766

Premiums received in advance	9	12

Policy and contract claims	728	540

Policyholder dividends	16	17

Total policy reserves and contractual liabilities	115,807	111,005

Payable to affiliates	250	267

Interest maintenance reserve	2,002	1,605

Federal income taxes payable	3	-

Derivatives	238	227

Payable for securities lending	1,679	1,452

Repurchase agreements	119	68

Collateral for derivatives program	619	356

Funds held under coinsurance	11,517	11,253

Accrued expenses and other liabilities	1,638	1,885

Net transfers from separate accounts due or accrued	(1,385)	(1,601)

Asset valuation reserve	2,096	1,957

Separate account liabilities	63,095	57,530

Total liabilities	197,678	186,004

Commitments and contingencies (see Note 20)

Capital and surplus

Common stock, $10 par value; 600,000 shares authorized, issued and outstanding	6	6

Preferred stock, $100 par value; 8,500 shares authorized, issued and outstanding	1	1

Gross paid-in and contributed surplus	3,510	3,510

Special surplus funds	(128)	-

Unassigned surplus	4,122	2,772

Total capital and surplus	7,511	6,289

Total liabilities and capital and surplus	$205,189	$192,293

See accompanying Notes to Statutory Financial Statements.

AMERICAN GENERAL LIFE INSURANCE COMPANY

STATUTORY STATEMENTS OF OPERATIONS

	Years Ended December 31,

(in millions)	2020	2019	2018

Revenues

Premiums and annuity considerations	$10,941	$14,330	$(10,325)

Net investment income	6,035	6,103	6,243

Amortization of interest maintenance reserve	151	123	141

Reserve adjustments on reinsurance ceded	(2,069)	(2,360)	17,732

Commissions and expense allowances	646	730	814

Separate account fees	1,422	1,297	1,167

Other income	503	429	437

Total revenues	17,629	20,652	16,209

Benefits and expenses

Death benefits	811	547	260

Annuity benefits	2,563	2,515	1,537

Surrender benefits	6,857	7,303	7,119

Other benefits	668	643	271

Change in reserves	3,672	6,086	3,792

Commissions	962	1,143	1,131

General insurance expenses	928	913	828

Net transfers to (from) separate accounts	273	(192)	(774)

Other expenses	602	694	638

Total benefits and expenses	17,336	19,652	14,802

Net gain from operations before dividends to policyholders and federal income taxes	293	1,000	1,407

Dividends to policyholders	3	4	(13)

Net gain from operations after dividends to policyholders and before federal income taxes	290	996	1,420

Federal income tax expense	961	760	513

Net (loss) gain from operations	(671)	236	907

Net realized capital gains (losses), net of tax	640	(144)	(342)

Net (losses) income	$(31)	$92	$565

See accompanying Notes to Statutory Financial Statements.

AMERICAN GENERAL LIFE INSURANCE COMPANY

STATUTORY STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS

(in millions)	Common & Preferred Stock	Gross Paid- In and Contributed Surplus	Special Surplus Funds	Unassigned Surplus	Total Capital and Surplus

Balance, January 1, 2018	$7	$3,510	$-	$4,467	$7,984

Net income	-	-	-	565	565
Change in net unrealized capital gains (losses)	-	-	-	32	32
Change in net unrealized foreign exchange capital gains (losses)	-	-	-	(256)	(256)
Change in deferred tax	-	-	-	24	24
Change in non-admitted assets	-	-	-	(292)	(292)
Change in asset valuation reserve	-	-	-	(47)	(47)
Change in surplus from separate accounts	-	-	-	74	74
Other changes in surplus in separate accounts	-	-	-	(74)	(74)
Capital Changes:
Dividends to stockholder	-	-	-	(1,697)	(1,697)
Prior period corrections (see Note 2)	-	-	-	38	38

Balance, December 31, 2018	$7	$3,510	$-	$2,834	$6,351

Net income	-	-	-	92	92
Change in net unrealized capital gains (losses)	-	-	-	743	743
Change in net unrealized foreign exchange capital gains (losses)	-	-	-	207	207
Change in deferred tax	-	-	-	901	901
Change in non-admitted assets	-	-	-	(510)	(510)
Change in liability for reinsurance in unauthorized and certified companies	-	-	-	(1)	(1)
Change in reserve on account of change in valuation basis	-	-	-	22	22
Change in asset valuation reserve	-	-	-	(374)	(374)
Change in surplus from separate accounts	-	-	-	162	162
Other changes in surplus in separate accounts	-	-	-	(162)	(162)
Cumulative effect of changes in accounting principles	-	-	-	(318)	(318)
Capital Changes:
Change in surplus as a result of reinsurance	-	-	-	(12)	(12)
Dividends to stockholder	-	-	-	(890)	(890)
Prior period corrections (see Note 2)	-	-	-	(206)	(206)
Other changes	-	-	-	284	284

Balance, December 31, 2019	$7	$3,510	$-	$2,772	$6,289

Net loss	-	-	-	(31)	(31)
Change in net unrealized capital gains (losses)	-	-	-	155	155
Change in net unrealized foreign exchange capital gains (losses)	-	-	-	351	351
Change in deferred tax	-	-	-	850	850
Change in non-admitted assets	-	-	-	(643)	(643)
Change in reserve on account of change in valuation basis	-	-	-	47	47
Change in asset valuation reserve	-	-	-	(139)	(139)
Change in surplus from separate accounts	-	-	-	204	204
Other changes in surplus in separate accounts	-	-	-	(204)	(204)
Change in surplus as a result of reinsurance	-	-	-	(5)	(5)
Prior period corrections (see Note 2)	-	-	-	31	31
Reinsurance permitted practice	-	-	-	353	353
Other changes	-	-	(128)	381	253

Balance, December 31, 2020	$7	$3,510	$(128)	$4,122	$7,511

See accompanying Notes to Statutory Financial Statements.

AMERICAN GENERAL LIFE INSURANCE COMPANY

STATUTORY STATEMENTS OF CASH FLOWS

	Years Ended December 31,

(in millions)	2020	2019	2018

Cash from operations
Premium and annuity considerations, collected, net of reinsurance	$10,930	$14,286	$11,771
Net investment income collected	5,508	5,563	5,468
Other income	298	(65)	(1,848)

Total revenue received	16,736	19,784	15,391
Benefits paid	10,280	11,381	9,107
Net transfers to separate accounts	56	17	(971)
Commissions and expenses paid	1,984	3,278	2,907
Dividends paid to policyholders	3	2	(10)
Federal income taxes paid	1,207	681	540

Total benefits and expenses paid	13,530	15,359	11,573

Net cash provided by operations	3,206	4,425	3,818

Cash from investments
Proceeds from investments sold, matured or repaid:
Bonds	20,811	20,870	18,960
Stocks	306	148	10
Mortgage loans	2,882	2,040	1,594
Real estate	168	38	36
Other invested assets	1,429	2,245	882
Derivatives	1,576	2,005	-
Securities lending reinvested collateral assets	-	-	2,066
Miscellaneous proceeds	256	100	1,235

Total proceeds from investments sold, matured or repaid	27,428	27,446	24,783
Cost of investments acquired:
Bonds	26,051	24,100	19,254
Stocks	451	489	325
Mortgage loans	2,752	4,459	4,157
Real estate	12	35	36
Other invested assets	1,537	2,500	1,343
Securities lending reinvested collateral assets	409	931	-
Miscellaneous purchases	200	9	1,309

Total cost of investments acquired	31,412	32,523	26,424

Net adjustment in contract loans	(26)	(40)	(33)

Net cash (used in) investing activities	(3,958)	(5,037)	(1,608)

Cash from financing and miscellaneous sources
Cash provided (applied):
Net deposits on (withdrawals from) deposit-type contracts	995	(393)	1,983
Dividends to Parent	-	(890)	(1,697)
Change in securities lending	227	1,005	(2,013)
Other, net	143	(211)	945

Net cash provided by (used in) financing and miscellaneous activities	1,365	(489)	(782)
Net increase (decrease) in cash, cash equivalents and short-term investments	613	(1,101)	1,428
Cash, cash equivalents and short-term investments at beginning of year	446	1,547	119

Cash, cash equivalents and short-term investments at end of year	$1,059	$446	$1,547

Non-cash activities, excluded from above:
Non-cash transfer from mortgage loans to other invested assets	$179	$-	$-
Non-cash transfer from common stocks to other invested assets	111	-	-
Non-cash transfer from other invested assets to bonds	59	-	-
Non-cash transfer from other invested assets to common stocks	47	57	-
Non-cash transfer from other invested assets to mortgage loans	31	5	787
Non-cash transfer from common stocks to bonds	-	22	-
Non-cash AIG Global Real Estate transactions	-	-	644
Non-cash Fortitude Re settlement	-	-	230
Non-cash Investment Real Estate sale	-	-	128

See accompanying Notes to Statutory Financial Statements.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

American General Life Insurance Company (AGL or the Company), including its wholly owned subsidiaries, is a wholly owned subsidiary of AGC Life Insurance Company (AGC Life or the Parent), an indirect, wholly owned subsidiary of American International Group, Inc. (AIG Parent). AIG Parent is a holding company, which through its subsidiaries provides a wide range of property casualty insurance, life insurance, retirement products and other financial services to commercial and individual customers in more than 80 countries and jurisdictions. The term “AIG Parent” means American International Group, Inc. and not any of AIG Parent’s consolidated subsidiaries.

The Company is a stock life insurance company domiciled and licensed under the laws of the State of Texas and is subject to regulation by the Texas Department of Insurance (TDI). The Company is also subject to regulation by the states in which it is authorized to transact business. The Company is licensed in 49 states and the District of Columbia.

The Company is a leading provider in the United States of individual term and universal life insurance solutions to middle-income and high-net-worth customers, as well as a leading provider in the United States of fixed and variable annuities. AGL’s primary products include term life insurance, universal, variable universal and whole life insurance, accident and health insurance, single- and flexible-premium deferred fixed and variable annuities, fixed index deferred annuities, single-premium immediate and delayed-income annuities, private placement variable annuities, private placement variable universal life, structured settlements, corporate- and bank-owned life insurance, terminal funding annuities, guaranteed investment contracts, funding agreements, stable value wrap products and group benefits. The Company distributes its products through a broad multi-channel distribution network, which includes independent marketing organizations, independent insurance agents and financial advisors, banks, broker dealers, structured settlement brokers and benefit consultants and direct-to-consumer through AIG Direct Insurance Services, Inc. (AIG Direct).

SunAmerica Asset Management LLC (SAAMCo), together with its wholly owned distributor, AIG Capital Services, Inc., and its wholly owned servicing agent, SunAmerica Fund Services, Inc., represent the Company’s asset management operations. These companies earn fee income by managing, distributing and administering a diversified family of mutual funds, and variable subaccounts offered within the variable annuity and variable universal life products, and by distributing retail mutual funds and providing professional management of individual, corporate and pension plan portfolios.

The operations of the Company are influenced by many factors, including general economic conditions, financial condition of AIG Parent, monetary and fiscal policies of the United States federal government and policies of state and other regulatory authorities. The level of sales of the Company’s insurance and financial products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets and terms and conditions of competing products. The Company is exposed to the risks normally associated with a portfolio of fixed income securities, which include interest rate, option, liquidity and credit risks. The Company controls its exposure to these risks by, among other things, closely monitoring and managing the duration and cash flows of its assets and liabilities, monitoring and limiting prepayments and extension risk in its portfolio, maintaining a large percentage of the Company’s portfolio in highly liquid securities, engaging in a disciplined process of underwriting, and reviewing and monitoring credit risk.

The Company is also exposed to market risk, policyholder behavior risk and mortality/longevity risk. Market volatility and other equity market conditions may affect the Company’s exposure to risks related to guaranteed death benefits and guaranteed living benefits on variable annuity products, and may reduce fee income on variable product assets held in separate accounts. Such guaranteed benefits are sensitive to equity and interest rate market conditions.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the TDI. These accounting practices vary in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP), as described herein.

The TDI recognizes only statutory accounting practices (SAP) prescribed or permitted by the State of Texas for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under the Texas Insurance Law. The National Association of Insurance Commissioners’ (NAIC) Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the State of Texas.

The state has adopted certain prescribed accounting practices that differ from those found in the NAIC SAP. In 1984, the Company increased the value of its home office real estate properties to reflect the then current market value in accordance with prescribed guidance. On January 2, 2020, the Company entered in a sales/leaseback transaction on the above mentioned properties, therefore the prescribed accounting practice no longer applies for 2020. Please refer to note 21 for further detail.

Effective December 31, 2015 and subsequent reporting periods through September 30, 2019, AGL received approval from the TDI to apply a permitted practice in its financial statements allowing AGL to use the criteria established in Actuarial Guideline 43, instead of the criteria established in Statement of Statutory Accounting Principles (“SSAP”) No. 86, “Accounting for Derivative Instruments and Hedging, Income Generation, and Replication (Synthetic Asset) Transactions” to determine if a hedge was effective for certain interest rate swaps that were used to hedge guaranteed minimum withdrawal benefits. Thus, specific interest rate swaps that AGL determined were effective hedges were reported at amortized cost, pursuant to the accounting guidance set forth in SSAP 86.

Effective December 31, 2017, AGL received approval from the TDI expanding the aforementioned permitted practice to also include swaptions in its 2017 Annual Statement and subsequent reporting periods through September 30, 2019. Upon adoption, the effect of the original and expanded permitted practices were respectively reported as changes in accounting principle, consistent with SSAP No. 3, “Accounting Changes and Corrections of Errors”.

Upon expiration of the above permitted practices for swaps and swaptions subsequent to September 30, 2019, AGL applied the guidance in SSAP 86 and recognized this change in accounting principle as of the beginning of the year (i.e., January 1, 2019), as required by SSAP 3, which decreased AGL’s surplus by approximately $318 million at January 1, 2019. Subsequent to January 1, 2019, application of guidance in SSAP 86 to AGL’s hedging instruments (swaps and swaptions) increased AGL’s surplus by approximately $0.9 billion, primarily due to the recognition of unrealized gains. AGL began prospectively accounting for the subject interest rate derivatives that hedge interest rate risk related to guaranteed minimum withdrawal benefits under SSAP 108 guidance effective January 1, 2020. The adoption of SSAP 108 coincided with the implementation of the related reserve guidance in the NAIC Valuation Manual (VM) subsection 21 (VM 21), Requirements for Principle-Based Reserves for Variable Annuities.

In addition, AGL received a new permitted practice with respect to an excess of loss reinsurance agreement (the “XoL Agreement”) for the reporting period ending December 31, 2019 as follows:

Effective December 31, 2019 and subsequent reporting periods through September 30, 2020, AGL received approval from the TDI to apply a permitted practice in its financial statements allowing AGL to recognize an admitted asset related to the notional value of coverage defined in the XoL Agreement. This asset is reported in Other assets in the balance sheet. The XoL Agreement has a 20 year term and provides coverage to AGL for aggregate claims incurred during the agreement term associated with guaranteed minimum withdrawal benefits on certain fixed index annuities generally issued prior to April 2019 (“Block 1”) exceeding an attachment point defined in the XoL agreement. The permitted practice allows AGL to manage its reserves in a manner more in line with anticipated principle-based reserving requirements under development for fixed index annuities. As a condition for approving the permitted practice, the TDI imposed certain conditions relating to the permitted practice.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Effective October 1, 2020 and subsequent reporting periods through September 30, 2023, this permitted practice was expanded to similarly recognize an additional admitted asset related to the notional value of coverage defined in a separate excess of loss agreement. This additional reinsurance agreement has a 25 year term and provides coverage to AGL for aggregate excess of loss claims associated with guaranteed minimum withdrawal benefits on a block of fixed index annuities generally issued in April 2019 or later, including certain new business issued after the effective date (“Block 2”). In addition, effective December 31, 2020, this expanded permitted practice also extended the term of the permitted practice for Block 1 from September 30, 2020 to September 30, 2023. The reinsurance agreement covering contracts in Block 1 was also amended to conform certain provisions to be consistent with the Block 2 reinsurance agreement. These assets are approximately $600 million in total and are reported in Other assets on the balance sheet. The permitted practice allows AGL to manage its reserves in a manner more in line with anticipated principle-based reserving requirements under development for fixed index annuities. As a condition for approving the permitted practice, the TDI imposed certain conditions relating to the permitted practice.

At December 31, 2020 the company had five non-conforming Credit Tenant Loans (CTLs) for $36 million that had been filed with the SVO and reported on schedule D-1 and not on schedule BA.

The Insurance Commissioner of the State of Texas has the right to permit other specific practices that deviate from prescribed practices.

The following table presents a reconciliation of the Company’s net income and capital and surplus between NAIC SAP basis and the basis including practices prescribed or permitted by the State of Texas:

			December 31,

(in millions)	SSAP	#	2020	2019	2018

NET INCOME

State basis			$(31)	$92	$565

State permitted practices that increase (decrease) NAIC SAP:
Effective interest rate hedges – NII	86		-	-	47
Effective interest rate hedges - RG(L)			-	-	12

Net (loss) income, NAIC SAP			$(31)	$92	$624

SURPLUS

State basis			$7,511	$6,289	$6,351
State permitted practices that increase (decrease) NAIC SAP:
Effective interest rate hedges	86		-	-	(403)
XoL reinsurance agreement	4		(614)	(284)	-
State prescribed practices that increase (decrease) NAIC SAP:
Depreciation of home office property	40R		-	(24)	(24)
Non-conforming CTLs	1		36	-	-
Non-conforming CTLs	1		(36)	-	-

Statutory capital and surplus, NAIC SAP			$6,897	$5,981	$5,924

In the event AGL had not employed any or all of these permitted and prescribed practices, AGL’s risk-based capital (RBC) would not have triggered a regulatory event.

Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting practices prescribed or permitted by the TDI requires management to make estimates and assumptions that affect the reported amounts in the statutory financial statements and the accompanying notes. It also requires disclosure of contingent assets and liabilities at the date of the statutory financial statements and the reported amounts of revenue and expense during the period. The areas of significant judgments and estimates include the following:

•	application of other-than-temporary impairments (OTTI);

•	estimates with respect to income taxes, including recoverability of deferred tax assets (DTA);

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

•	fair value measurements of certain financial assets; and

•	policy reserves for life, annuity and accident and health insurance contracts, including guarantees.

These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. To the extent actual experience differs from the assumptions used, the Company’s Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus, Statutory Statements of Operations and Statutory Statements of Cash Flows could be materially affected.

Significant Accounting Policies

Bonds not backed by other loans are carried at amortized cost except for those with a NAIC designation of “6” or “6*”. Bonds with a NAIC 6 designation are carried at the lower of amortized cost or fair value, with unrealized losses charged directly to unassigned surplus. Bonds that have not been filed and have not received a designation in over one year from the NAIC’s Investment Analysis Office (IAO) receive a “6*” designation and are carried at zero, with the unrealized loss charged directly to unassigned surplus. Bonds filed with the IAO which receive a “6*” designation may carry a value greater than zero. Securities are assigned a NAIC 5* designation if the Company certifies that (1) the documentation necessary to permit a full credit analysis does not exist, (2) the issuer or obligor is current on all contracted interest and principal payments and (3) the Company has an actual expectation of ultimate repayment of all contracted interest and principal. Securities with NAIC 5* designations are deemed to possess the credit characteristics of securities assigned a NAIC 5 designation. The discount or premium on bonds is amortized using the effective yield method.

Loan-backed and structured securities (LBaSS) include residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), asset-backed securities (ABS), pass-thru securities, lease-backed securities, equipment trust certificates, loan-backed securities issued by special purpose corporations or trusts, and securities where there is not direct recourse to the issuer. LBaSS are carried on a basis consistent with that of bonds not backed by loans. Income recognition for LBaSS is determined using the effective yield method and estimated cash flows. Prepayment assumptions for single-class and multi-class mortgage-backed securities (MBS) and ABS were obtained from an outside vendor or internal estimates. The Company uses independent pricing services and broker quotes in determining the fair value of its LBaSS. The Company uses the retrospective adjustment method to account for the effect of unscheduled payments affecting high credit quality securities, while securities with less than high credit quality and securities for which the collection of all contractual cash flows is not probable are both accounted for using the prospective adjustment method.

RBC charges for LBaSS are based on the final NAIC designations, which are determined with a multi-step approach. The initial designation is used to determine the carrying value of the security. The final NAIC designation is used for reporting and affects RBC. The final NAIC designation is determined in one of three ways. The final NAIC designation for most RMBS and CMBS is determined by financial modeling conducted by BlackRock. RMBS and CMBS that are not financially modeled, primarily due to a lack of publicly available information and most remaining LBaSS are subject to a modified designation based on an NAIC matrix and the Company’s statement value for the security. For credit tenant loans, equipment trust certificates, any corporate-like securities rated by the NAIC’s IAO, interest only securities, and those securities with an original NAIC designation of 5, 5*, 6 or 6*, the final NAIC designation is based on the IAO or Credit Rating Provider rating and is not subject to a modified designation or financial modeling.

Short sale is the sale of a security which is not owned by the Company at the time of sale. Short sales are normally settled by the delivery of a security borrowed by or on behalf of seller. A short sale as defined in Statement of Statutory Accounting Principle (SSAP) No. 103 “Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” is reported as a contra-asset (negative asset) initially reported at fair value, with changes in fair value recognized as unrealized gains and losses.

Preferred stocks with NAIC designations of “1” through “3” are carried at amortized cost. All other preferred stocks are stated at the lower of cost, amortized cost or fair value, with unrealized capital losses charged directly to unassigned surplus. Provisions made for impairment are recorded as realized capital losses when declines in fair value are determined to be other than temporary.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Unaffiliated common stocks are carried at fair value, with unrealized capital gains and losses credited or charged directly to unassigned surplus. Provisions made for impairment are recorded as realized capital losses when declines in fair value are determined to be other than temporary. For Federal Home Loan Bank (FHLB) capital stock, which is only redeemable at par, the fair value shall be presumed to be par, unless considered other-than-temporarily impaired.

The Company has no investments in insurance subsidiary, controlled, and affiliated (SCA) entities. Investments in non-insurance SCA entities are recorded based on the equity of the investee per audited financial statements prepared pursuant to U.S. GAAP, which is adjusted to a statutory basis of accounting, if applicable. All investments in non-insurance SCA entities for which either audited U.S. GAAP financial statements or audited foreign GAAP basis financial statements that include a footnote reconciling net income and equity on a foreign GAAP basis to U.S. GAAP are not available, are non-admitted as assets. Undistributed equity in earnings of affiliates is included in unassigned surplus as a component of unrealized capital gains or losses. Dividends received from such affiliates are recorded as investment income when declared.

Mortgage and mezzanine real estate loans are carried at unpaid principal balances less allowances for credit losses and plus or minus adjustments for the accretion or amortization of discount or premium. Interest income on performing loans is accrued as earned.

Mortgage loans are considered impaired when collection of all amounts due under contractual terms is not probable. Impairment is measured using either i) the present value of expected future cash flows discounted at the loan’s effective interest rate, ii) the loan’s observable market price, if available, or iii) the fair value of the collateral if the loan is collateral dependent. An allowance is typically established for the difference between the impaired value of the loan and its current carrying amount. Additional allowance is established for incurred but not specifically identified impairments, based on statistical models primarily driven by past due status, debt service coverage, loan-to-value ratio, property occupancy, profile of the borrower and of the major property tenants, and economic trends in the market where the property is located. When all or a portion of a loan is deemed uncollectible, the uncollectible portion of the carrying amount of the loan is charged off against the allowance.

Real estate consists of properties occupied by the Company, properties held for the production of income and properties held for sale. Properties occupied by the Company and held for the production of income are carried at depreciated cost, less encumbrances, unless events or circumstances indicate the carrying amount of the asset (amount prior to reduction for encumbrances) may not be recoverable. Properties held for sale are carried at the lower of its depreciated cost or fair value less estimated costs to sell the property and net of encumbrances. Real estate obtained through foreclosure, in satisfaction of a loan, is recorded at the time of foreclosure at the lower of fair value as determined by acceptable appraisal methodologies, or the carrying amount of the related loan. Land is reported at cost.

Cash, cash equivalents and short-term investments include cash on hand and amounts due from banks and highly liquid debt instruments that have original maturities within one year of date of purchase and are carried at amortized cost. Short-term investments include interest-bearing money market funds, investment pools and other investments with original maturities within one year from the date of purchase.

Contract loans are carried at unpaid balances, which include unpaid principal plus accrued interest, including 90 days or more past due. All loan amounts in excess of the contract cash surrender value are considered non-admitted assets.

Derivative instruments used in hedging transactions that meet the criteria of a highly effective hedge are reported in a manner consistent with the hedged asset or liability (hedge accounting). Changes in statement value or cash flow of derivatives that qualify for hedge accounting are recorded consistent with the changes in the statement value or cash flow of the hedged asset or liability. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge (ineffective hedges) are accounted for at fair value and the changes in fair value are recorded as unrealized gains or losses.

Statement of Statutory Accounting Principles (SSAP) 108, Derivatives Hedging Variable Annuity Guarantees, was used as allowed in 2020. SSAP 108 allows special accounting treatment for limited derivatives hedging variable annuity guarantee benefits subject to fluctuation as a result of interest rate sensitivity.

Hedge accounting was not used for any derivative instruments in 2020 or 2019.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Other invested assets principally consist of investments in limited partnerships and limited liability companies. Investments in these assets, except for joint ventures, partnerships and limited liability companies with a minor ownership interest, are reported using the equity method. Under SAP, such investments are generally reported based on audited U.S. GAAP equity of the investee, with subsequent adjustment to a statutory basis of accounting, if applicable.

Joint ventures, partnerships and limited liability companies in which the Company has a minor ownership interest (i.e., less than 10 percent) or lacks control, are generally recorded based on the underlying audited U.S. GAAP equity of the investee, with some prescribed exceptions. SAP allows the use of (a) the U.S. GAAP equity as set forth in the footnote reconciliation of foreign GAAP equity and income to U.S. GAAP within audited foreign GAAP financial statements or (b) the International Financial Reporting Standards (IFRS) basis equity in audited IFRS financial statements as an acceptable basis for the valuation of minor/non-controlled investments. The audited U.S. tax basis equity may also be used in certain circumstances.

All other investments in entities for which audited U.S. GAAP financial statements, or another acceptable audited basis of accounting as described above were not available have been non-admitted as assets. Undistributed accumulated earnings of such entities are included in unassigned surplus as a component of unrealized capital gains or losses. Distributions received that are not in excess of the undistributed accumulated earnings are recognized as investment income. Impairments that are determined to be other than temporary are recognized as realized capital losses.

Securities lending and repurchase agreements: The Company has a securities lending program, which was approved by its Board of Directors and lends securities from its investment portfolio to supplement liquidity or for other uses as deemed appropriate by management. Under the program, securities are lent to financial institutions, and in return the Company receives cash as collateral equal to 102 percent of the fair value of the loaned securities. The cash collateral received is invested in short-term investments that may be sold or repledged or partially used for short-term liquidity purposes based on conservative cash flow forecasts. Securities lent by the Company under these transactions may be sold or repledged by the counterparties. The liability for cash collateral received is reported in payable for securities lending in the Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus. The Company monitors the fair value of securities loaned and obtains additional collateral as necessary. At the termination of the transactions, the Company and its counterparties are obligated to return the collateral provided and the securities lent, respectively. These transactions are treated as secured financing arrangements.

In addition, the Company is a party to secured financing transactions involving securities sold under agreements to repurchase (repurchase agreements), in which the Company transfers securities in exchange for cash, with an agreement by the Company to repurchase the same or substantially similar securities on agreed upon dates specified in the agreements.

Investment income due and accrued is non-admitted from investment income for bonds and other invested assets when collection of interest is overdue by more than 90 days, or is uncertain, and for mortgage loans when loans are foreclosed, or delinquent in payment for greater than 90 days, or when collection of interest is uncertain.

Net realized capital gains and losses, which are determined by using the specific identification method, are reflected in income net of applicable federal income taxes and transfers to the interest maintenance reserve.

The Company regularly evaluates its investments for other-than-temporary impairment (OTTI) in value. The determination that a security has incurred an OTTI in value and the amount of any loss recognition requires the judgment of the Company’s management and a continual review of its investments.

For bonds, other than LBaSS, an OTTI shall be considered to have occurred if it is probable that the Company will not be able to collect all amounts due under the contractual terms in effect at the acquisition date of the debt security. If it is determined an OTTI has occurred, the cost basis of bonds are written down to fair value and the amount of the write-down is recognized as a realized capital loss.

For LBaSS, a non-interest related OTTI resulting from a decline in value due to fundamental credit problems of the issuer is recognized when the projected discounted cash flows for a particular security are less than its amortized cost. When a non-interest related OTTI occurs, the LBaSS is written down to the present value of future cash flows expected to be collected. An OTTI is also deemed to have occurred if the Company intends to sell the LBaSS or does not have

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

the intent and ability to retain the LBaSS until recovery. If the decline is interest-related, the LBaSS is written down to fair value.

In periods subsequent to the recognition of an OTTI loss, the Company generally accretes the difference between the new cost basis and the future cash flows expected to be collected, if applicable, as interest income over the remaining life of the security based on the amount and timing of estimated future cash flows.

Non-admitted assets are excluded from admitted assets and the change in the aggregate amount of such assets is reflected as a separate component of unassigned surplus. Non-admitted assets include all assets specifically designated as non-admitted and assets not designated as admitted, such as a negative IMR, a certain portion of DTAs, prepaid expenses, electronic data processing (EDP) equipment assets, agents’ balances or other receivables over 90 days. Non-admitted assets were $4.0 billion and $3.4 billion at December 31, 2020 and 2019, respectively.

Interest maintenance reserve (IMR) is calculated based on methods prescribed by the NAIC and was established to prevent large fluctuations in interest-related investment gains and losses resulting from sales (net of taxes) and interest-related OTTI (net of taxes). An OTTI occurs when the Company, at the reporting date, has the intent to sell an investment or does not have the intent and ability to hold the security before recovery of the cost of the investment. For LBaSS, if the Company recognizes an interest-related OTTI, the non-interest-related OTTI is recorded to the asset valuation reserve, and the interest-related portion to IMR. Such gains and losses are deferred into the IMR and amortized into income using the grouped method over the remaining contractual lives of the securities sold.

Asset valuation reserve (AVR) is used to stabilize surplus from fluctuations in the market value of bonds, stocks, mortgage loans, real estate, limited partnerships and other investments. Changes in the AVR are recorded as direct increases or decreases in surplus.

Separate account assets and liabilities generally represent funds for which the contract holder, rather than the Company, bears the investment risk. Separate account contract holders have no claim against the assets of the general account of the Company, except for certain guaranteed products. Separate account assets are generally reported at fair value. In addition, certain products with fixed guarantees and market-value-adjusted (MVA) fixed annuity contracts in which the assets are generally carried at amortized cost are required by certain states to be carried in a separate account. The operations of the separate accounts are excluded from the Statutory Statements of Operations and Statutory Statements of Cash Flows of the Company. The Company receives fees for assuming mortality and certain expense risks. Such fees are included in separate account fees in the Statutory Statements of Operations. Reserves for variable annuity contracts are provided in accordance with the Variable Annuity Commissioners’ Annuity Reserve Valuation Method (VACARVM) under subsection 21 of the Valuation Manual (“VM-21”) for 2020, and under Actuarial Guideline 43 (AG 43) for prior years. Reserves for variable universal life accounts are provided in accordance with subsection 20 of the Valuation Manual (“VM-20”) for new business issued in 2020, and in accordance with the Commissioners’ Reserve Valuation Method (CRVM) for policies issued prior to 2020.

Policy reserves are established according to different methods.

Life, annuity, and health reserves are developed by actuarial methods and are generally determined based on published tables using specified interest rates, mortality or morbidity assumptions, and valuation methods prescribed or permitted by statutes that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the TDI.

Principle-based reserving (“PBR”) is designed to tailor the reserving process to more closely reflect the risks of specific products, rather than the previous prescribed approach. Reserve requirements for AIG’s life insurance policies issued after January 1, 2020 are contained in subsection 20 of the Valuation Manual (“VM-20”), “Requirements for Principle-Based Reserves for Life Products”, policies issued prior to that date are reserved for using the Commissioners Reserve Valuation Method (“CRVM”). Under VM-20, these reserves are generally more sensitive to changes in actuarial assumptions.

The Company waives the deduction of deferred fractional premiums on the death of the life and annuity policy insured and returns any premium beyond the date of death. The Company reported additional reserves for surrender values in excess of the corresponding policy reserves.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The Company performs annual cash flow testing in accordance with the Actuarial Opinion and Memorandum Regulation to ensure adequacy of the reserves. Additional reserves are established where the results of cash flow testing under various interest rate scenarios indicate the need for such reserves or where the net premiums exceed the gross premiums on any insurance in force. Total cash flow testing reserves were $229 million at December 31, 2020.

A majority of the Company’s variable annuity products are issued with a guaranteed minimum death benefit (GMDB) which provides that, upon the death of a contractholder, the contractholder’s beneficiary will receive the greater of (1) the contractholder’s account value, or (2) a GMDB that varies by product. Depending on the product, the GMDB may equal the principal invested, adjusted for withdrawals; or the greatest contract value, adjusted for withdrawals, at the specified contract anniversaries; or the principal invested, adjusted for withdrawals, accumulated at the specified rate per annum. These benefits have issue age and other restrictions to reduce mortality risk exposure. The Company bears the risk that death claims following a decline in the financial markets may exceed contract holder account balances, and that the fees collected under the contract are insufficient to cover the costs of the benefit to be provided. Death benefits on GMDB policies generally reduce on a proportional basis or on a dollar-for-dollar basis when a partial withdrawal occurs.

Reserves for GMDB benefits are included in the VACARVM reserve. PBR is designed to tailor the reserving process to more closely reflect the risks of specific products, rather than the factor-based approach typically employed historically. Variable Annuity (“VA”) reserving requirements for 2020 are contained in subsection 21 of the Valuation Manual (“VM-21”), “Reserves for Variable Requirements for Principle-Based Annuities”, and replace the previous Actuarial Guideline XLVIII (“AG 43”) requirements, which also employed a principle-based approach. The Company fully applied VM-21 requirements to reserving for both new and existing VA contracts effective January 1, 2020. Prior to 2020, AG 43 required the Company to perform a stochastic valuation analysis of the total reserves held for all variable annuity contracts with GMDB. These reserves were derived by using the 70 percent Conditional Tail Expectation of the modeled reserves and were based on prudent estimate assumptions. In addition, a deterministic valuation was also performed using assumptions prescribed in AG 43. The greater of these two reserve balances was the AG 43 reserve. However, the Company was previously holding reserves at the C3 Phase II Total Asset Requirement level, which was higher than the AG 43 amount.

Life policies underwritten as substandard are charged extra premiums. Reserves are computed for a substandard policy by adding the reserve for an otherwise identical non-substandard policy plus a factor times the extra premium charge for the year. The factor varies by duration, type of plan, and underwriting. In addition, an extra mortality reserve is reported for ordinary life insurance policies classified as group conversions. Substandard structured settlement annuity reserves are determined by making a constant addition to the mortality rate of the applicable valuation mortality table so that the life expectancy on the adjusted table is equal to the life expectancy determined by the Company’s underwriters at issue.

The Company had $75.8 billion of insurance in-force and $1.5 billion of reserves as of December 31, 2020, and $97.7 billion of insurance in-force and $1.7 billion of reserves as of December 31, 2019, for which the gross premiums are less than the net premiums according to the standard of valuation set by the TDI.

Tabular interest, tabular less actual reserves released, and tabular cost have been determined by formula, except for universal life insurance and deferred annuity reserves, which include fund accumulations for which tabular interest has been determined from basic data. For the determination of tabular interest on funds not involving life contingencies, the actual credited interest is used.

Liabilities for deposit-type contracts, which include supplementary contracts without life contingencies and annuities certain, are based on the discounting of future payments at an annual statutory effective rate. Tabular interest on other funds not involving life contingencies is based on the interest rate at which the liability accrues.

Policy and contract claims represent the ultimate net cost of all reported and unreported claims incurred during the year. Reserves for unpaid claims are estimated using individual case-basis valuations and statistical analyses. Those estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary, as experience develops or new information becomes known; such adjustments are included in current operations.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Reserves for future policy benefits to be paid on life and accident and health policies, incurred in the statement period, but not yet reported, were established using historical data from claim lag experience. The data is aggregated from product specific studies performed on the Company’s business.

Premiums and annuity considerations and related expenses are recognized over different periods. Life premiums are recognized as income over the premium paying periods of the related policies. Annuity considerations are recognized as revenue when received. Premiums for deposit-type products are credited directly to the respective reserves and are not recorded in the Statutory Statement of Operations. Health premiums are earned ratably over the terms of the related insurance and reinsurance contracts or policies. Acquisition costs such as commissions and other expenses related to the production of new business are charged to the Statutory Statements of Operations as incurred.

Reinsurance premiums and benefits paid or provided are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

Annuity and deposit-type contract surrender benefits are reported on a cash basis, and include annuity benefits, payments under supplementary contracts with life contingencies, surrenders and withdrawals. Withdrawals from deposit-type contracts directly reduce the liability for deposit-type contracts and are not reported in the Statutory Statements of Operations.

General insurance expenses include allocated expenses pursuant to a cost allocation agreement. The Company purchases administrative, accounting, marketing and data processing services from AIG Parent or its subsidiaries and is charged based on estimated levels of usage, transactions or time incurred in providing the respective services. The allocation of costs for investment management services purchased from AIG Parent or its subsidiaries is based on the level of assets under management.

Federal income tax expense (benefit) is recognized and computed on a separate company basis pursuant to a tax sharing agreement with AIG Parent, because the Company is included in the consolidated federal income tax return of its ultimate parent, AIG Parent. To the extent that benefits for net operating losses, foreign tax credits or net capital losses are utilized on a consolidated basis, the Company would recognize tax benefits based upon the amount of those deductions and credits utilized in the consolidated federal income tax return. The federal income tax expense or benefit reflected in the Statutory Statements of Operations represents income taxes provided on income that is currently taxable, but excludes tax on the net realized capital gains or losses.

Income taxes on capital gains or losses reflect differences in the recognition of capital gains or losses on a statutory accounting basis versus a tax accounting basis. The most significant of such differences involve impairments of investments, which are recorded as realized losses in the Statutory Statements of Operations but are not recognized for tax purposes, and the deferral of net capital gains and losses into the IMR for statutory income but not for taxable income. Capital gains and losses on certain related-party transactions are recognized for statutory financial reporting purposes but are deferred for income tax reporting purposes until the security is sold to an outside party.

A deferred tax asset (DTA) or deferred tax liability (DTL) is included in the Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus, which reflects the expected future tax consequences of temporary differences between the statement values of assets and liabilities for statutory financial reporting purposes and the amounts used for income tax reporting purposes. The change in the net DTA or DTL is reflected in a separate component of unassigned surplus. Net DTA are limited in their admissibility.

Accounting Changes

Actuarial Change / Reserve PBR (VM-20 and VM-21)

Principle-based reserving (“PBR”) is designed to tailor the reserving process to more closely reflect the risks of specific products, rather than the previous prescribed approach. Reserve requirements for AIG’s life insurance policies issued after January 1, 2020 are contained in subsection 20 of the Valuation Manual (“VM-20”), “Requirements for Principle-Based Reserves for Life Products”, policies issued prior to that date are reserved for using the Commissioners Reserve Valuation Method (“CRVM”). Under VM-20, these reserves are generally more sensitive to changes in actuarial assumptions.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

PBR is designed to tailor the reserving process to more closely reflect the risks of specific products, rather than the factor-based approach typically employed historically. Variable Annuity (“VA”) reserving requirements are contained in subsection 21 of the Valuation Manual (“VM-21”), “Reserves for Variable Requirements for Principle-Based Annuities”, and replace the previous Actuarial Guideline XLVIII (“AG 43”) requirements, which also employed a principle-based approach. The Company fully applied VM-21 requirements to reserving for both new and existing VA contracts effective January 1, 2020. Under VM-21, these reserves are generally more sensitive to changes in interest rates. The impact of the implementation was $47 million.

SSAP 108

The Company adopted Statement of Statutory Accounting Principles (“SSAP”) 108, Derivatives Hedging Variable Annuity Guarantees, on January 1, 2020. The adoption of SSAP 108 coincided with the implementation of the related reserve guidance in VM-21 described above. The TDI approved, in December 2019, AGL’s plan to transition from a permitted practice to SSAP 86 in 2019 and from SSAP 86 to SSAP 108 in January 2020. The adoption of SSAP 86 was accounted for as a change in accounting principle as of the beginning of the previous year (i.e., January 1, 2019).

SSAP 108 allows special accounting treatment for limited derivatives hedging variable annuity guarantee benefits subject to fluctuation as a result of interest rate sensitivity. Accordingly, the statutory accounting guidance in this standard is considered a special accounting provision, only permitted if all the components in the standard are met. Prior to implementing a hedging program for application within the scope of this standard, a reporting entity must obtain explicit approval from its domiciliary state commissioner. As such, unlike most SSAPs, the guidance in SSAP 108 is not required to be adopted by all reporting entities that account for derivatives. The special accounting provision permits reporting entities to utilize a form of macro-hedging in which a portfolio of variable annuity policies are jointly designated as the host contracts containing the hedge item, in a fair value hedge, pursuant to a Clearly Defined Hedging Strategy defined within VM-21. AGL will dynamically hedge the interest rate risk of guaranteed minimum withdrawal benefits (“GMWB”) cash flows for variable annuities, defined as the fair value of rider claims, net of rider fees.

At inception and on an ongoing basis, the hedging relationship must be highly effective in achieving offsetting changes in fair value attributed to the hedged risk during the period that the hedge is designated. The term “highly effective” describes a fair value hedge relationship where the change in fair value of the derivative instrument is within 80 to 125 percent of the opposite change in fair value of the hedged item attributed to the hedged risk.

The guidance in this SSAP is required to be applied on a prospective basis for qualifying hedge programs in place on or after the effective date. Reporting entities that have previously received permitted practices for qualifying hedge programs must work with their domiciliary state regulator to determine the appropriate method in transitioning from previously approved permitted practices to the guidance in SSAP 108.

In implementing SSAP 108, AGL uses the same fair value definition that is used for its economic hedge target, which enables the Company to leverage the existing modeling and attribution platform currently in place for hedging analysis. In addition, the Company uses the VM-21 interest rate sensitivities measured at the beginning of the quarter to estimate the reserve movement attributed to interest rate movement, which leverages the existing modeling and attribution platform in place for Statutory analysis. These approaches and the overall use of the special accounting provision of SSAP 108 in 2020 have received the approval of the TDI.

The Company uses a portfolio of interest rates swaps and swaptions to hedge the interest rate risk associated with a portfolio of GMWB riders on its variable annuities. This hedging relationship was highly effective and complied with the “Clearly Defined Hedging Strategy” of VM-21. Please see Note 7 for further details regarding the financial impact of SSAP 108.

Market Value Reserve Method

Effective January 1, 2019, the Company changed the Actuarial Guideline XXXV Type 2 computational method from Commissioners Annuity Reserve Valuation Method with Updated Market Values (CARVM-UMV) to Market Value Reserve Method (MVRM) using Black-Scholes Projection Method as approved by the domiciliary commissioner.

There were no other new accounting standards that were effective during the periods covered by this statement that had a material impact on the operations of the Company.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Correction of Errors

SAP requires that corrections of errors related to prior periods be reported as adjustments to unassigned surplus to the extent that they are not material to prior periods.

In 2020, five out-of-period errors were identified and corrected, which increased unassigned surplus by $31 million. The most significant of these was an increase in variable annuity reserves due to an incorrect application of incident rates.

In 2019, five out-of-period errors were identified and corrected, which decreased unassigned surplus by $206 million. The most significant of these was an increase in indexed annuity reserves due to an incorrect application of incident rates.

In 2018, six out-of-period errors were identified and corrected, which increased unassigned surplus by $38 million. The most significant of these were in universal life business reflecting a reduction in reserves and adjustments to reinsurance premiums, partially offset by an increase in annuity reserves.

Differences in Statutory Accounting and U.S. GAAP Accounting

The accompanying statutory financial statements have been prepared in accordance with accounting practices prescribed or permitted by the TDI. These accounting practices vary in certain respects from U.S. GAAP. The primary differences between NAIC SAP and U.S. GAAP are as follows.

The objectives of U.S. GAAP differ from the objectives of SAP. U.S. GAAP is designed to measure the entity as a going concern and to produce general purpose financial statements to meet the varying needs of the different users of financial statements. SAP is designed to address the accounting requirements of regulators, who are the primary users of statutory-basis financial statements and whose primary objective is to measure solvency. As a result, U.S. GAAP stresses measurement of earnings and financial condition of a business from period to period, while SAP stresses measurement of the ability of the insurer to pay claims in the future.

Investments. Under SAP, investments in bonds and preferred stocks are generally reported at amortized cost. However, if bonds are designated category “6” and preferred stocks are designated categories “4 – 6” by the NAIC, these investments are reported at the lesser of amortized cost or fair value with a credit or charge to unrealized investment gains or losses. For U.S. GAAP, such fixed-maturity investments are designated at purchase as held-to-maturity, trading, or available-for-sale. Held-to-maturity fixed-maturity investments are reported at amortized cost, and the remaining fixed-maturity investments are reported at fair value, with unrealized capital gains and losses reported in operations for those designated as trading and as a component of other comprehensive income for those designated as available-for-sale.

Under SAP, all single- and multi-class MBS or other ABS (e.g., Collateralized Mortgage Obligations (CMO) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium with respect to such securities using either the retrospective or prospective method. For LBaSS subsequent to July 1, 2009, if it is determined that a decline in fair value is other than temporary the cost basis of the security is written down to the discounted estimated future cash flows. Bonds, other than LBaSS, that are other-than-temporarily impaired are written down to fair value. For U.S. GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, MBS and ABS securities), other than high credit quality securities, would be adjusted using the prospective method when there is a change in estimated future cash flows. If high-credit quality securities must be adjusted, the retrospective method would be used. For all bonds, if it is determined that a decline in fair value is other-than-temporary, the cost basis of the security would be written down to the discounted estimated future cash flows, while the non-credit portion of the impairment would be recorded as an unrealized loss in other comprehensive income.

Under SAP, when it is probable that the insurer will be unable to collect all amounts due according to the contractual terms of the mortgage agreement, valuation allowances are established for temporarily-impaired mortgage loans based on the difference between the unpaid loan balance and the estimated fair value of the underlying real estate, less estimated costs to obtain and sell. The initial valuation allowance and subsequent changes in the allowance for

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

mortgage loans are charged or credited directly to unassigned surplus rather than as a component of earnings as would be required under U.S. GAAP. If the impairment is other-than-temporary, a direct write down is recognized as a realized loss, and a new cost basis is established. Under U.S. GAAP, effective January 1, 2020, the Company adopted the new accounting standard for current expected credit losses (CECL). This standard requires an allowance for credit losses based on the expectation of lifetime credit losses. Prior to the adoption of CECL, valuation allowances would be established when the insurer determines it is probable that it will be unable to collect principal and interest due according to the contractual terms of the loan agreement. Such U.S. GAAP allowances would be based on the difference between the unpaid loan balance and the present value of expected future cash flows discounted at the loan’s original effective interest rate or, if foreclosure is probable, on the estimated fair value of the underlying real estate.

Under SAP, joint ventures, partnerships and limited liability companies in which the insurer has a minor ownership interest (i.e., less than 10 percent) or lacks control are generally recorded based on the underlying audited U.S. GAAP basis equity of the investee. Under U.S. GAAP, joint ventures, partnerships and limited liability companies in which the insurer has a significant ownership interest or is deemed to have control are accounted for under the equity method, where that is not the case, such investments are carried at fair value with changes in fair value recognized in earnings in 2018 for equity securities previously designated as available-for-sale and through net income for equity securities measured at fair value at the Company’s election. Prior to 2018, equity securities designated as available-for-sale were carried at fair value with changes in fair value recorded through other comprehensive income.

Real Estate. Under SAP, investments in real estate are reported net of related obligations; under U.S. GAAP, investments in real estate are reported on a gross basis. Under SAP, real estate owned and occupied by the insurer is included in investments; under U.S. GAAP, real estate owned and occupied by the insurer is reported as an operating asset, and operating income and expenses include rent for the insurer’s occupancy of those properties.

Derivatives. Under SAP, derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value with the changes in fair value recorded as unrealized capital gains or losses. Under U.S. GAAP, such derivative instruments are accounted for at fair value with the changes in fair value recorded as realized capital gains or losses. Under U.S. GAAP, fair value measurement for free standing derivatives incorporate either counterparty’s credit risk for derivative assets or the insurer’s credit risk for derivative liabilities by determining the explicit cost to protect against credit exposure. This credit exposure evaluation takes into consideration observable credit default swap rates. Under SAP, non-performance risk (own credit-risk) is not reflected in the fair value calculations for derivative liabilities. Under U.S. GAAP, index life insurance features in certain variable universal life contracts and certain guaranteed features of variable annuities are bifurcated and accounted for separately as embedded policy derivatives. Under SAP, embedded derivatives are not bifurcated or accounted for separately from the host contract.

Interest Maintenance Reserve. Under SAP, the insurer is required to maintain an IMR. IMR is calculated based on methods prescribed by the NAIC and was established to prevent large fluctuations in interest-related capital gains and losses realized through sales or OTTI. IMR applies to all types of fixed maturity investments, including bonds, preferred stocks, MBS, ABS and mortgage loans. After-tax capital gains or losses realized upon the sale or impairment of such investments resulting from changes in the overall level of interest rates are excluded from current period net income and transferred to the IMR. The transferred after-tax net realized capital gains or losses are then amortized into income over the remaining period to maturity of the divested asset. Realized capital gains and losses are reported net of tax and transfers to the IMR, after net gain from operations. Any negative IMR balance is treated as non-admitted asset. This reserve is not required under U.S. GAAP and pre-tax realized capital gains and losses are reported as component of total revenues, with related taxes included in taxes from operations.

Asset Valuation Reserve. Under SAP, the insurer is required to maintain an AVR, which is computed in accordance with a prescribed formula and represents a provision for possible fluctuations in the value of bonds, equity securities, mortgage loans, real estate, and other invested assets. The level of AVR is based on both the type of investment and its credit rating. Under SAP, AVR is included in total adjusted capital for RBC analysis purposes. Changes to AVR are charged or credited directly to unassigned surplus. This reserve is not required under U.S. GAAP.

Subsidiaries. Under SAP, investments in insurance subsidiaries are recorded based upon the underlying audited statutory equity of a subsidiary with all undistributed earnings or losses shown as an unrealized capital gain or loss in unassigned surplus. Dividends received by the parent company from its subsidiaries are recorded through net

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

investment income. Under U.S. GAAP, subsidiaries’ financial statements are combined with the parent company’s financial statements through consolidation. All intercompany balances and transactions are eliminated under U.S. GAAP. Dividends received by the parent company from its subsidiaries reduce the parent company’s investment in the subsidiaries.

Policy Acquisition Costs and Sales Inducements. Under SAP, policy acquisition costs are expensed when incurred. Under U.S. GAAP, acquisition costs that are incremental and directly related to the successful acquisition of new and renewal of existing insurance and investment-type contracts, are deferred and amortized, generally in proportion to the present value of expected future gross profit margins. For all other insurance contracts, to the extent recoverable from future policy revenues, deferred policy acquisition costs (DAC) are amortized, with interest, over the premium-paying period of the related contracts, using assumptions that are consistent with those used in computing policy benefit reserves. Under SAP, sales inducements are expensed when incurred. Under U.S. GAAP, certain sales inducements on interest-sensitive life insurance contracts and deferred annuities are deferred and amortized over the life of the contract using the same methodology and assumptions used to amortize DAC.

Deferred Premiums. Under SAP, when deferred premiums exist, statutory deferred premiums are held as a statutory asset, while under U.S. GAAP, deferred premiums are held as a contra-liability in the future policy benefits liability.

Non-admitted Assets. Certain assets designated as “non-admitted,” principally any negative IMR, agents’ balances or unsecured loans or advances to agents, certain DTAs, furniture, equipment and computer software, receivables over 90 days and prepaid expenses, as well as other assets not specifically identified as admitted assets within the NAIC SAP, are excluded from the Statutory Statements of Admitted Assets, Liabilities, Capital and Surplus and are charged directly to unassigned surplus. Under U.S. GAAP, such assets are included in the balance sheet.

Universal Life and Annuity Policies. Under SAP, revenues for universal life and annuity policies containing mortality or morbidity risk considerations consist of the entire premium received, and benefits incurred consist of the total of death benefits paid and the change in policy reserves. Payments received on contracts that do not incorporate any mortality or morbidity risk considerations (deposit-type contracts) are credited directly to an appropriate liability for deposit-type contract account without recognizing premium income. Interest credited to deposit-type contracts is recorded as an expense in the Statutory Statements of Operations as incurred. Payments that represent a return of policyholder balances are recorded as a direct reduction of the liability for deposit-type contracts, rather than a benefit expense. Under U.S. GAAP, premiums received in excess of policy charges are not recognized as premium revenue, and benefits represent the excess of benefits paid over the policy account value and interest credited to the account values.

Benefit Reserves. Under SAP, loading is the difference between the gross and valuation net premium. Valuation net premium is calculated using valuation assumptions which are different for statutory and U.S. GAAP. Statutory valuation assumptions are set by the insurer within limits as defined by statutory law. U.S. GAAP valuation assumptions are set by the insurer based on management’s estimates and judgment.

Policyholder funds not involving life contingencies use different valuation assumptions for SAP and U.S. GAAP. Under SAP, prescribed rates of interest related to payout annuities are used in the discounting of expected benefit payments, while under U.S. GAAP, the insurer’s best estimates of interest rates are used.

Under SAP, the Commissioners’ Reserve Valuation Method is used for the majority of individual insurance reserves. Under U.S. GAAP, individual insurance policyholder liabilities for traditional forms of insurance are generally established using the net level premium method. For interest-sensitive policies, a liability for policyholder account balances is established under U.S. GAAP based on the contract value that has accrued to the benefit of the policyholder. Policy assumptions used in the estimation of policyholder liabilities are generally prescribed under SAP. Under U.S. GAAP, policy assumptions are based upon best estimates as of the date the policy was issued, with provisions for the risk of adverse deviation.

Under SAP, the CARVM is used for the majority of individual deferred annuity reserves, while under U.S. GAAP, individual deferred annuity policyholder liabilities are generally equal to the contract value that has accrued to the benefit of the policyholder, together with liabilities for certain contractual guarantees, if applicable.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Under SAP, reserves for fixed rate deposit-type contracts are based upon their accumulated values, discounted at an annual statutory effective rate, while under U.S. GAAP, reserves for deposit-type contracts are recorded at their accumulated values.

Reinsurance. Under SAP, policy and contract liabilities ceded to reinsurers are reported as reductions of the related reserves rather than as assets as required under U.S. GAAP. Under SAP, a liability for reinsurance balances has been provided for unsecured policy reserves, unearned premiums, and unpaid losses ceded to reinsurers not licensed to assume such business. Changes to these amounts are credited or charged directly to unassigned surplus. Under U.S. GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Under SAP, the criteria used to demonstrate risk transfer varies from U.S. GAAP, which may result in transactions that are accounted for as reinsurance for SAP and deposit accounting for U.S. GAAP. Under SAP, the reserve credit permitted for unauthorized reinsurers is less than or equal to the amount of letter of credit or funds held in trust by the reinsurer. Under U.S. GAAP, assumed and ceded reinsurance is reflected on a gross basis in the balance sheet, and certain commissions allowed by reinsurers on ceded business are deferred and amortized on a basis consistent with DAC.

Policyholder Dividend Liabilities. Under SAP, policyholder dividends are recognized when declared. Under U.S. GAAP, policyholder dividends are recognized over the term of the related policies.

Separate Accounts. Under SAP, separate account surplus created through the use of the CRVM, the VACARVM or other reserving methods is reported by the general account as an unsettled transfer from the separate account. The net change on such transfers is included as a part of the net gain from operations in the general account. This is not required under U.S. GAAP.

Separate accounts include certain non-unitized assets which primarily represent MVA fixed options of variable annuity contracts issued in various states. Under SAP, these contracts are accounted for in the separate account financial statements, while under U.S. GAAP, they are accounted for in the general account.

Deferred Income Taxes. Under SAP, statutory DTAs that are more likely than not to be realized are limited to: 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross DTA expected to be realized within a maximum three years of the reporting date or a maximum 15 percent of the capital and surplus excluding any net DTA, EDP equipment and operating software and any net positive goodwill, plus 3) the amount of the remaining gross DTA that can be offset against existing gross DTLs. The remaining DTAs are non-admitted. Deferred taxes do not include amounts for state taxes. Under U.S. GAAP, state taxes are included in the computation of deferred taxes, all DTAs are recorded and a valuation allowance is established if it is more likely than not that some portion of the DTA will not be realized. Under SAP, income tax expense is based upon taxes currently payable. Changes in deferred taxes are reported in surplus and subject to admissibility limits. Under U.S. GAAP, changes in deferred taxes are recorded in income tax expense.

Offsetting of Assets and Liabilities. Under SAP, offsetting of assets and liabilities is not permitted when there are master netting agreements unless four requirements for valid right of offset are met. The requirements include 1) each of the two parties owes the other determinable amounts, 2) the reporting party has the right to set off the amount owed with the amount owed by the other party, 3) the reporting party intends to set off, and 4) the right of setoff is enforceable. The prohibition against offsetting extends to derivatives and collateral posted against derivative positions, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions. Under U.S. GAAP, these amounts under master netting arrangements may be offset and presented on a net basis.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

3. INVESTMENTS

Bonds and Equity Securities

The following table presents the statement value, gross unrealized gain, gross unrealized loss and the estimated fair value of bonds and equity securities by major security type:

(in millions)	Statement Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2020
Bonds:
U.S. government obligations	$1,576	$302	$(5)	$1,873
All other governments	3,007	493	(16)	3,484
States, territories and possessions	379	86	(1)	464
Political subdivisions of states, territories and possessions	338	101	-	439
Special revenue	8,300	1,321	(2)	9,619
Industrial and miscellaneous	87,640	12,759	(297)	100,102
Hybrid securities	582	163	(6)	739
Bank loans	2,848	6	(67)	2,787
Parent, subsidiaries and affiliates	350	-	-	350
Total bonds	105,020	15,231	(394)	119,857
Preferred stock	85	10	-	95
Common stock*	1,019	-	-	1,019
Total equity securities	1,104	10	-	1,114
Total	$106,124	$15,241	$(394)	$120,971
December 31, 2019
Bonds:
U.S. government obligations	$2,389	$199	$(3)	$2,585
All other government	3,044	353	(20)	3,377
States, territories and possessions	397	49	(4)	442
Political subdivisions of states, territories and possessions	336	68	-	404
Special revenue	7,859	789	(14)	8,634
Industrial and miscellaneous	81,146	8,142	(239)	89,049
Hybrid securities	722	227	(2)	947
Bank loans	3,095	12	(29)	3,078
Total bonds	98,988	9,839	(311)	108,516
Preferred stock	299	112	-	411
Common stock*	669	-	-	669
Total equity securities	968	112	-	1,080
Total	$99,956	$9,951	$(311)	$109,596

* Common stock includes $825 million and $398 million of investments in affiliates at December 31, 2020 and 2019, respectively.

Bonds and Equity Securities in Loss Positions

The following table summarizes the fair value and gross unrealized losses (where fair value is less than amortized cost) on bonds and equity securities, including amounts on NAIC 6 and 6* bonds, aggregated by

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

major investment category and length of time that individual securities have been in a continuous unrealized loss position:

	Less than 12 Months		12 Months or More		Total
(in millions)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses

December 31, 2020
Bonds:
U.S. government obligations	$35	$(5)	$-	$-	$35	$(5)
All other government	66	(2)	73	(13)	139	(15)
U.S. States, territories and possessions	12	(1)	-	-	12	(1)
Political subdivisions of states, territories and possessions	5	-	-	-	5	-
Special revenue	333	(2)	-	-	333	(2)
Industrial and miscellaneous	6,404	(175)	2,130	(127)	8,534	(302)
Hybrid securities	54	(3)	24	(3)	78	(6)
Bank loans	1,788	(70)	-	-	1,788	(70)

Total bonds	8,697	(258)	2,227	(143)	10,924	(401)

Preferred stock	4	-	-	-	4	-

Total equity securities	4	-	-	-	4	-

Total	$8,701	$(258)	$2,227	$(143)	$10,928	$(401)

December 31, 2019
Bonds:
U.S. government obligations	$152	$(3)	$12	$(1)	$164	$(4)
All other government	77	(2)	105	(18)	182	(20)
U.S States, territories and possessions	90	(4)	-	-	90	(4)
Political subdivisions of states, territories and possessions	8	-	-	-	8	-
Special revenue	460	(13)	106	(1)	566	(14)
Industrial and miscellaneous	5,545	(123)	2,418	(120)	7,963	(243)
Hybrid securities	8	-	24	(2)	32	(2)
Bank loans	1,594	(30)	-	-	1,594	(30)

Total	$7,934	$(175)	$2,665	$(142)	$10,599	$(317)

As of December 31, 2020 and 2019, the number of bonds and equity securities in an unrealized loss position was 1,111 and 1,147, respectively. Bonds comprised 1,109 of the total, of which 218 were in a continuous loss position greater than 12 months at December 31, 2020. Bonds comprised 1,134 of the total, of which 310 were in a continuous loss position greater than 12 months at December 31, 2019.

The Company did not recognize the unrealized losses in earnings on these fixed maturity securities at December 31, 2020 and 2019, respectively, because the Company neither intends to sell the securities nor does the Company believe that it is more likely than not that the Company will be required to sell these securities before recovery of their amortized cost basis. For fixed maturity securities with significant declines, the Company performed fundamental credit analyses on a security-by-security basis, which included consideration of credit enhancements, expected defaults on underlying collateral, review of relevant industry analyst reports and forecasts and other available market data.

Contractual Maturities of Bonds

The following table presents the statement value and fair value of bonds by contractual maturity:

(in millions)	Statement Value	Fair Value

December 31, 2020
Due in one year or less	$2,557	$2,589
Due after one year through five years	11,272	11,842
Due after five years through ten years	17,153	19,134
Due after ten years	47,180	56,836
LBaSS	27,025	29,623

Total	$105,187	$120,024

Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Bonds in or near default as to payment of principal or interest had a statement value of $109 million and $160 million at December 31, 2020 and 2019, respectively, which is the fair value. At December 31, 2020 and 2019, the Company had no income excluded from due and accrued for bonds.

At December 31, 2020, the Company’s bond portfolio included bonds totaling $7.7 billion not rated investment grade by the NAIC designations (categories 3-6). These bonds accounted for 4 percent of the Company’s total assets and 6 percent of invested assets. These below investment grade securities, excluding structured securities, span across 15 industries. At December 31, 2019, the Company’s bond portfolio included bonds totaling $6.5 billion not rated investment grade by the NAIC designations (categories 3-6). These bonds accounted for 4 percent of the Company’s total assets and 5 percent of invested assets. These below investment grade securities, excluding structured securities, span across 15 industries.

The following table presents the industries that constitute more than 10% of the below investment grade securities:

	December 31,
	2020	2019
Consumer cyclical	17.4%	16.9%
Consumer non-cyclical	15.6	19.0
Capital Goods	10.0	11.3
Energy	-	10.0

LBaSS

The Company determines fair value of LBaSS based on the amount at which a security could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The majority of the Company’s ABS, RMBS, CMBS, and collateralized debt obligations (CDO) are priced by approved independent third-party valuation service providers and broker dealer quotations. Small portions of the LBaSS that are not traded in active markets are priced by market standard internal valuation methodologies, which include discounted cash flow methodologies and matrix pricing. The estimated fair values are based on available market information and management’s judgments.

The following table presents the statement value and fair value of LBaSS:

	December 31, 2020		December 31, 2019
(in millions)	Statement Value	Fair Value	Statement Value	Fair Value
Loan-backed and structured securities	$27,025	$29,623	$27,857	$30,083

Prepayment assumptions for single class, multi-class mortgage-backed and ABS were obtained from independent third-party valuation service providers or internal estimates. These assumptions are consistent with the current interest rate and economic environment.

At December 31, 2020 and 2019, the Company had exposure to a variety of LBaSS. These securities could have significant concentrations of credit risk by country, geographical region, property type, servicer or other characteristics. As part of the quarterly surveillance process, the Company takes into account many of these characteristics in making the OTTI assessment.

At December 31, 2020 and 2019, the Company did not have any LBaSS with a recognized OTTI due to the intent to sell or an inability or lack of intent to retain the security for a period of time sufficient to recover the amortized cost basis.

During 2020, 2019 and 2018, the Company recognized total OTTI of $57 million, $40 million and $47 million, respectively, on LBaSS that were still held by the Company. In addition, at December 31, 2020 and 2019, the Company held loan-backed impaired securities (fair value is less than cost or amortized cost) for which an OTTI had not been recognized in earnings as a realized loss. Such impairments include securities with a recognized OTTI for non-interest (credit) related declines that were recognized in earnings, but for which an associated interest-related decline has not been recognized in earnings as a realized capital loss.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following table summarizes the fair value and aggregate amount of unrealized losses on LBaSS and length of time that individual securities have been in a continuous unrealized loss position:

	Less than 12 Months		12 Months or More		Total
(in millions)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
December 31, 2020
LBaSS	$3,518	$(60)	$1,561	$(47)	$5,079	$(107)

December 31, 2019
LBaSS	$2,765	$(34)	$1,424	$(41)	$4,189	$(75)

In its OTTI assessment, the Company considers all information relevant to the collectability of the security, including past history, current conditions and reasonable forecasts when developing an estimate of future cash flows. Relevant analyst reports and forecasts for the asset class also receive appropriate consideration. The Company also considers how credit enhancements affect the expected performance of the security. In addition, the Company generally considers its cash and working capital requirements and expected cash flows in relation to its business plans and how such forecasts affect the intent and ability to hold such securities to recovery of their amortized cost.

The Company does not have any LBaSS for which it is not practicable to estimate fair values.

The following table presents the rollforward of non-interest related OTTI for LBaSS:

	December 31,
(in millions)	2020	2019
Balance, beginning of year	$1,293	$1,402
Increases due to:
Credit impairment on new securities subject to impairment losses	16	17
Additional credit impairment on previously impaired investments	41	23
Reduction due to:
Credit impaired securities fully disposed for which there was no prior intent or requirement to sell	30	149
Balance, end of year	$1,320	$1,293

See Note 23 for a list with each LBaSS at a CUSIP level where the present value of cash flows expected to be collected is less than the amortized cost basis during the current year and a list of the Company’s structured notes holding at December 31, 2020.

Mortgage Loans

Mortgage loans had outstanding principal balances of $21.7 billion and $21.6 billion at December 31, 2020 and 2019, respectively. Contractual interest rates range from 1.45 percent to 10.25 percent. The mortgage loans at December 31, 2020 had maturity dates ranging from 2021 to 2069.

The Company’s mortgage loans are collateralized by a variety of commercial real estate property types located throughout the U.S. and Canada. The commercial mortgage loans are non-recourse to the borrower.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following tables present the geographic and property-type distribution of the Company’s mortgage loan portfolio:

	December 31,
	2020	2019
Geographic distribution:
Mid-Atlantic	32.1%	28.9%
Foreign	24.0	25.3
Pacific	11.2	14.5
South Atlantic	11.6	10.8
West South Central	7.0	6.7
New England	4.7	4.8
East North Central	5.0	4.4
Mountain	3.3	3.4
East South Central	0.6	0.7
West North Central	0.5	0.5
Total	100.0%	100.0%
Property type distribution:
Multi-family	37.7%	36.6%
Office	28.4	27.6
Retail	12.1	11.8
Industrial	10.7	9.7
Hotel/Motel	6.2	6.2
Other	4.9	8.1
Total	100.0%	100.0%

At December 31, 2020, there were 273 mortgage loans with outstanding balances of $20 million or more, which loans collectively, aggregated approximately 88 percent of this portfolio.

The following table presents the minimum and maximum lending rates for new mortgage loans during 2020 and 2019:

	Years Ended December 31,
	2020		2019
(in millions)	Maximum	Minimum	Maximum	Minimum
Hotel/Motel	12.00%	4.25%	4.89%	4.89%
Retail	6.15	4.00	6.36	6.36
Office	6.07	2.16	4.66	1.75
Multi-family	6.02	2.05	6.22	2.05
Industrial	5.59	2.85	5.59	1.45
Other	5.05	2.72	-	-

The Company reduced the interest rate on three loans during 2020. The Company did not reduce any interest rates during 2019.

The maximum percentage of any one loan to the value of security at the time of the loan, exclusive of insured or guaranteed or purchase money mortgage was 115.0 percent for both 2020 and 2019.

At December 31, 2020, the Company held $284 million in impaired mortgages with $148 million of related allowances for credit losses and $136 million in impaired loans without a related allowance. At December 31, 2019, the Company held $197 million in impaired mortgages with $85 million of related allowances for credit losses and $112 million in impaired loans without a related allowance. The Company’s average recorded investment in impaired loans was $240 million and $178 million, at December 31, 2020 and 2019, respectively. The Company recognized interest income of $3 million, $2 million and $5 million, in 2020, 2019 and 2018, respectively.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following table presents a rollforward of the changes in the allowance for losses on mortgage loans receivable:

	December 31,
(in millions)	2020	2019	2018
Balance, beginning of year	$197	$172	$129
Additions (reductions) charged to unrealized capital loss	77	25	43
Direct write-downs charged against allowance	-	-	-
Balance, end of year	$274	$197	$172

During 2020, the Company did not derecognized any mortgage loans and did not recognized any real estate collateral as a result of foreclosure.

The mortgage loan portfolio has been originated by the Company under strict underwriting standards. Commercial mortgage loans on properties such as offices, hotels and shopping centers generally represent a higher level of risk than do mortgage loans secured by multi-family residences. This greater risk is due to several factors, including the larger size of such loans and the more immediate effects of general economic conditions on these commercial property types. However, due to the Company’s strict underwriting standards, the Company believes that it has prudently managed the risk attributable to its mortgage loan portfolio while maintaining attractive yields.

The following table presents the age analysis of mortgage loans:

	December 31,
(in millions)	2020	2019
Current	$21,131	$21,439
30 - 59 days past due	106	5
60 - 89 days past due	76	1
90 - 179 days past due	64	-
Greater than 180 days past due	1	1
Total	$21,378	$21,446

At December 31, 2020 and 2019, the Company had mortgage loans outstanding under participant or co-lender agreements of $19.0 billion and $18.5 billion, respectively.

The Company had $229 million and $185 million in restructured loans at December 31, 2020 and 2019, respectively.

Aggregate mortgage loans having the following loan-to-value ratios as determined from the most current appraisal as of December 31, 2020:

(in millions)	Residential		Commercial		Agricultural
Loan-to-Value	Amount	Percentage of Total Admitted Assets	Amount	Percentage of Total Admitted Assets	Amount	Percentage of Total Admitted Assets
a. above 95%	$2	-%	$204	0.10%	$-	-%
b. 91% to 95%	9	-	45	-	-	-
c. 81% to 90%	46	-	270	0.20	-	-
d. 71% to 80%	200	0.10	777	0.50	-	-
e. below 70%	504	0.40	19,321	13.60	-	-

Troubled Debt Restructuring

The Company held no restructured debt for which impairment was recognized for both December 31, 2020 and 2019. At December 31, 2020 and 2019, the Company had no outstanding commitments to debtors that hold loans with restructured terms.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Real Estate

The following table presents the components of the Company’s investment in real estate:

	December 31,
(in millions)	2020	2019
Properties occupied by the Company	$6	$63
Properties held for production of income	3	120
Properties held for sale	-	1
Total	$9	$184

The Company did not recognize gains or losses on the sale of real estate property in 2020. The Company recognized gains of $4 million and $1 million on the sale of real estate property in 2019 and 2018, respectively. The Company did not recognize any impairment write-downs for its investment in real estate during 2020 and 2019. The Company recognized $11 million impairment write-downs for its investment in real estate during 2018.

Other Invested Assets

The following table presents the components of the Company’s other invested assets:

	December 31,
(in millions)	2020	2019
Investments in limited liability companies	$1,183	$1,335
Investments in limited partnerships	2,725	2,407
Other unaffiliated investments	1,502	1,153
Receivable for securities	106	109
Initial margin for futures	40	5
Non-admitted assets	(115)	(75)
Total	$5,441	$4,934

The Company utilizes the look-through approach in valuing its investments in affiliated joint ventures or partnerships that have the characteristics of real estate investments. These affiliated real estate investments had an aggregate value of $834 million at December 31, 2020. All liabilities, commitments, contingencies, guarantees, or obligations of these holding company entities, which are required to be recorded as liabilities, commitments, contingencies, guarantees or obligations under applicable accounting guidance, are reflected in the Company’s determination of the carrying value of the investment in each of the respective holding company entities, if applicable.

The Company recorded impairment write-downs in joint ventures was $29 million, $62 million and $44 million during 2020, 2019 and 2018, respectively.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Net Investment Income

The following table presents the components of net investment income:

	Years ended December 31,
(in millions)	2020	2019	2018
Bonds	$4,841	$4,949	$4,897
Preferred stocks	9	15	13
Common stocks	4	6	5
Cash and short-term investments	34	58	29
Mortgage loans	898	864	798
Real estate*	5	47	50
Contract loans	78	80	82
Derivatives	90	60	210
Investment income from affiliates	119	170	165
Other invested assets	193	110	239
Gross investment income	6,271	6,359	6,488
Investment expenses	(236)	(256)	(245)

Net investment income	$6,035	$6,103	$6,243

* Includes amounts for the occupancy of Company-owned property of $2 million in 2020, and $12 million in both 2019 and 2018.

Net Realized and Unrealized Capital Gains (Losses)

The following table presents the components of Net realized capital gains (losses):

	Years Ended December 31,
(in millions)	2020	2019	2018
Bonds	$566	$484	$(81)
Preferred stocks	5	4	-
Common stocks	74	(24)	-
Cash and short-term investments	5	2	(2)
Mortgage loans	-	(47)	(26)
Real estate	7	4	(10)
Derivatives	649	(210)	(330)
Other invested assets	199	173	28
Realized capital gains (losses)	1,505	386	(421)
Federal income tax (expense) benefit	(316)	(81)	88
Net gains transferred to IMR	(549)	(449)	(9)

Net realized capital gains (losses)	$640	$(144)	$(342)

During 2020, 2019 and 2018, the Company recognized $117 million, $86 million and $192 million, respectively, of impairment write-downs in accordance with the impairment policy described in Note 2.

The following table presents the proceeds from sales of bonds and equities and the related gross realized capital gains and gross realized capital losses:

	Years Ended December 31,
(in millions)	2020	2019	2018
Proceeds	$11,460	$11,792	$8,165

Gross realized capital gains	$1,076	$799	$191
Gross realized capital losses	(334)	(194)	(176)

Net realized capital gains	$742	$605	$15

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following table presents the net change in unrealized capital gains (losses) of investments (including foreign exchange capital gains (losses):

	Years Ended December 31,
(in millions)	2020	2019	2018
Bonds	$213	$97	$(171)
Preferred and common stocks	(23)	55	(12)
Mortgage loans	175	147	(248)
Real estate	(24)	-	-
Derivatives	271	981	88
Other invested assets	47	13	(6)
Other	(29)	7	32
Federal income tax expense	(124)	(350)	93

Net change in unrealized gains (losses) of investments	$506	$950	$(224)

5GI Securities Measured at Aggregate Book Adjusted Carrying Value and Fair Value

The following table presents 5GI Securities measured at aggregate book adjusted carrying value (BACV) and aggregate fair value at December 31:

Investment	Number of 5GI Securities		Aggregate BACV (in millions)		Aggregate Fair Value (in millions)
	2020	2019	2020	2019	2020	2019
Bonds - AC	9	10	$36	$68	$35	$66
LB&SS - AC	3	2	93	34	101	35
Preferred Stock - AC	3	-	3	-	3	-
Preferred Stock - FV	-	-	-	-	-	-

Total	15	12	$132	$102	$139	$101
AC-Amortized Cost
FV-Fair Value

4. SECURITIES LENDING AND REPURCHASE AGREEMENTS

Securities Lending

As of December 31, 2020 and 2019, the Company had bonds loaned with a fair value of approximately $1.6 billion and $1.4 billion, respectively, pursuant to the securities lending program.

The following table presents the aggregate fair value of cash collateral received related to the securities lending program and the terms of the contractually obligated collateral positions:

	December 31,
(in millions)	2020	2019
30 days or less	$583	$295
31 to 60 days	494	439
61 to 90 days	602	718
Subtotal	1,679	1,452
Securities collateral received	-	-

Total collateral received	$1,679	$1,452

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following table presents the aggregate amortized cost and fair value of cash collateral reinvested related to the securities lending program by maturity date:

	December 31, 2020		December 31, 2019
(in millions)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Open positions	$1,692	$1,692	$1,283	$1,283
Subtotal	1,692	1,692	1,283	1,283
Securities collateral received	-	-	-	-
Total collateral reinvested	$1,692	$1,692	$1,283	$1,283

Repurchase Agreements

At December 31, 2020 and 2019, bonds with a fair value of approximately $127 million and $153 million, respectively, were subject to repurchase agreements to secure amounts borrowed by the Company.

The following table presents the aggregate fair value of cash collateral received related to the repurchase agreement program and the terms of the contractually obligated collateral positions:

	December 31,
(in millions)	2020	2019
Open positions	$-	$-
30 days or less	-	29
31 to 60 days	-	-
61 to 90 days	-	-
Greater than 90 days	119	39
Subtotal	119	68
Securities collateral received	-	-
Total collateral received	$119	$68

The following table presents the original (flow) and residual maturity for bi-lateral repurchase agreement transactions for the year ended December 31, 2020:

(in millions)	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER

a. Maximum Amount

1. Open - No Maturity	$102	$133	$196	$154

2. Overnight	57	24	15	18

3. 2 Days to 1 Week	29	15	91	61

4. > 1 Week to 1 Month	-	-	-	-

5. > 1 Month to 3 Months	-	-	-	-

6. > 3 Months to 1 Year	-	-	-	-

7. > 1 Year	-	-	-	-

b. Ending Balance

1. Open - No Maturity	$28	$53	$95	$58

2. Overnight	-	-	1	-

3. 2 Days to 1 Week	19	15	91	61

4. > 1 Week to 1 Month	-	-	-	-

5. > 1 Month to 3 Months	-	-	-	-

6. > 3 Months to 1 Year	-	-	-	-

7. > 1 Year	-	-	-	-

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following table presents the Company’s liability to return collateral for the year ended December 31, 2020:

(in millions)	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER

a. Maximum Amount

1. Cash (Collateral - All)	$188	$172	$303	$232

2. Securities Collateral (FV)	-	-	-	-

b. Ending Balance

1. Cash (Collateral - All)	$48	$69	$187	$119

2. Securities Collateral (FV)	-	-	-	-

The Company requires a minimum of 95 percent of the fair value of securities sold under the repurchase agreements to be maintained as collateral. Cash collateral received is invested in corporate bonds and the offsetting collateral liability for repurchase agreements is included in other liabilities.

The following table presents the aggregate amortized cost and fair value of cash collateral reinvested related to the repurchase agreement program by maturity date:

	December 31, 2020		December 31, 2019
(in millions)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Open positions	$114	$127	$139	$153
Greater than three years	-	-	-	-
Subtotal	114	127	139	153
Securities collateral received	-	-	-	-

Total collateral reinvested	$114	$127	$139	$153

The following table presents the fair value of securities under bi-lateral repurchase agreement transactions for the year ended December 31, 2020:

(in millions)	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER

a. Maximum Amount

1. BACV	$-	$-	$-	$-

2. Nonadmitted - Subset of BACV	-	-	-	-

3. Fair Value	-	-	-	-

b. Ending Balance

1. BACV	$88	$156	$408	$114

2. Nonadmitted - Subset of BACV	-	-	-	-

3. Fair Value	82	174	455	127

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following table presents the fair value of securities under bi-lateral repurchase agreement transactions for the year ended December 31, 2020:

(in millions)	1 None	2 NAIC 1	3 NAIC 2	4 NAIC 3

Ending Balance

a. Bonds - BACV	$-	$14	$72	$24

b. Bonds - FV	-	15	82	26

c. LB & SS - BACV	-	-	-	-

d. LB & SS - FV	-	-	-	-

e. Preferred Stock - BACV	-	-	-	-

f. Preferred Stock - FV	-	-	-	-

g. Common Stock	-	-	-	-

h. Mortgage Loans - BACV	-	-	-	-

i. Mortgage Loans - FV	-	-	-	-

j. Real Estate - BACV	-	-	-	-

k. Real Estate - FV	-	-	-	-

l. Derivatives - BACV	-	-	-	-

m. Derivatives - FV	-	-	-	-

n. Other Invested Assets - BACV	-	-	-	-

o. Other Invested Assets - FV	-	-	-	-

p. Total Assets - BACV	-	14	72	24

q. Total Assets - FV	-	15	82	26

(in millions)	5 NAIC 4	6 NAIC 5	7 NAIC 6	8 Non-Admitted

Ending Balance

a. Bonds - BACV	$3	$-	$-	$-

b. Bonds - FV	4	-	-	-

c. LB & SS - BACV	-	-	-	-

d. LB & SS - FV	-	-	-	-

e. Preferred Stock - BACV	-	-	-	-

f. Preferred Stock - FV	-	-	-	-

g. Common Stock	-	-	-	-

h. Mortgage Loans - BACV	-	-	-	-

i. Mortgage Loans - FV	-	-	-	-

j. Real Estate - BACV	-	-	-	-

k. Real Estate - FV	-	-	-	-

l. Derivatives - BACV	-	-	-	-

m. Derivatives - FV	-	-	-	-

n. Other Invested Assets - BACV	-	-	-	-

o. Other Invested Assets - FV	-	-	-	-

p. Total Assets - BACV	3	-	-	-

q. Total Assets - FV	4	-	-	-

5. RESTRICTED ASSETS

The Company has restricted assets as detailed below. Assets under restriction are general account assets and are not part of the Separate Accounts.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following table presents the carrying value of the Company’s restricted assets:

	December 31,
(in millions)	2020	2019
On deposit with states	$48	$48
Securities lending	1,320	1,210
Collateral held on securities lending	1,679	1,452
FHLB stock and collateral pledged	3,570	3,555
Subject to repurchase agreements	114	139
Collateral for derivatives	1,054	912
Guaranteed interest contracts	36	41
Other restricted assets	99	104

Total	$7,920	$7,461

6. SUBPRIME MORTGAGE RISK EXPOSURE

The following features are commonly recognized characteristics of subprime mortgage loans:

•	An interest rate above prime to borrowers who do not qualify for prime rate loans;
•	Borrowers with low credit ratings (FICO scores);
•	Interest-only or negative amortizing loans;
•	Unconventionally high initial loan-to-value ratios;
•	Low initial payments based on a fixed introductory rate that expires after a short initial period, then adjusts to a variable index rate plus a margin for the remaining term of the loan;
•	Borrowers with less than conventional documentation of their income and/or net assets;
•	Very high or no limits on how much the payment amount or the interest rate may increase at reset periods, potentially causing a substantial increase in the monthly payment amount; and/or,
•	Substantial prepayment penalties and/or prepayment penalties that extend beyond the initial interest rate adjustment period.

Non-agency RMBS can belong to one of several different categories depending on the characteristics of the borrower, the property and the loan used to finance the property. Categorization is a function of FICO score, the type of loan, loan-to-value ratio, and property type and loan documentation.

Generally, subprime loans are made to borrowers with low FICO scores, low levels of equity and reduced income/asset documentation. Due to these characteristics, subprime borrowers pay a substantially higher interest rate than prime borrowers. In addition, they often utilize mortgage products that reduce their monthly payments in the near-term. These include adjustable-rate mortgages with low initial rates or interest-only loans. Borrowers in products like this often experience significant “payment shock” when the teaser payment resets upwards after the initial fixed period.

The primary classification mechanism the Company uses for subprime loans is FICO score. Specifically, a pool with an average FICO at origination less than 650 is considered to be subprime. However, the Company may subjectively adjust this classification based on an assessment of the other parameters mentioned above.

To monitor subprime securities, the Company uses a model with vintage-specific assumptions for delinquency roll rates, loss severities and the timing of losses. As and when needed, these vintage-based assumptions are supplemented with deal-specific information including, but not limited to, geographic distribution, realized loss severities, trigger status and scenario analysis.

The Company has no direct exposure through investments in subprime mortgage loans. The Company’s exposure is through other investments, primarily in RMBS, as described above.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following table presents information regarding the Company’s investments with subprime exposures:

(in millions)	Actual Cost	Book Adjusted Statement Value	Fair Value	OTTI Recognized to Date
December 31, 2020
In general account:
RMBS	$992	$950	$1,190	$(27)
CDOs	1,003	1,001	1,025	(10)
Total subprime exposure	$1,995	$1,951	$2,215	$(37)
December 31, 2019
In general account:
RMBS	$1,077	$969	$1,204	$(18)
CDOs	922	918	949	(10)
CMBS	11	11	11	-
Total subprime exposure	$2,010	$1,898	$2,164	$(28)

The Company has no underwriting exposure to subprime mortgage risk through mortgage guaranty or financial guaranty insurance coverage.

7. DERIVATIVES

The Company has taken positions in certain derivative financial instruments to mitigate or hedge the impact of changes in interest rates, foreign currencies, equity markets, swap spreads, volatility, correlations and yield curve risk on cash flows from investment income, policyholder liabilities and equity. Financial instruments used by the Company for such purposes include interest rate swaps, interest rate swaptions, cross-currency swaps, futures and futures options on equity indices, and futures and futures options on government securities. The Company does not engage in the use of derivative instruments for speculative purposes and is neither a dealer nor trader in derivative instruments.

All derivative instruments are recognized in the financial statements. Effective January 1, 2020 AGL adopted Statement of Statutory Accounting Principles 108, Derivatives Hedging Variable Annuity Guarantees (“SSAP 108”). SSAP 108 allows special accounting treatment for limited derivatives hedging variable annuity guarantee benefits subject to fluctuation as a result of interest rate sensitivity. The special accounting provision permits reporting entities to utilize a form of macro-hedging in which a portfolio of variable annuity policies are jointly designated as the host contracts containing the hedge item, in a fair value hedge, pursuant to a Clearly Defined Hedging Strategy (CDHS) defined within Valuation Manual 21 (VM-21). Under SSAP 108 all derivatives are reported at fair value (“FV”). FV change in hedge instruments attributable to the hedged risk that offset the change in reserve attributable to the hedged risk is recognized as realized gain/loss in the current period there were no excludable components.

As of December 31, 2020, fair value of the derivatives was a liability of $310 million, full contract fair value was a liability of $3.6 billion and hedge target fair value was a liability of $3.5 billion. For the period ending December 31, 2020, FV change in hedge instruments attributable to the hedged risk that offset the change in reserve attributable to the hedged risk was a realized gain of $740 million. FV change in hedge instruments attributable to the hedged risk that do not offset the change in reserve attributable to the hedged risk are recognized as deferred assets/liabilities in the current period and amortized over projected VA guarantees’ Macaulay Duration within the Standard Projection, but not more than 10 years. At December 31, 2020, the FV change in hedge instruments attributable to the hedged risk that do not offset the change in reserve attributable to the hedged risk was a deferred liability of $355 million. For the period ending December 31, 2020, amortization was a realized gain of $41 million. FV change in hedge instruments not attributable to the hedged risk are recognized as unrealized gain/loss, if any. All FV changes in hedge instruments were attributable to the hedged risk for the period. Based on the currently liability profile, deferred asset/liabilities are being amortized over 10 years.

The Company has determined that its other derivative financial instruments do not qualify for hedge accounting. As a result, excluding the special accounting treatment for limited derivatives hedging variable annuity guarantees noted above, derivatives are accounted for at fair value and the changes in the fair value recorded in surplus as unrealized

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

gains or losses, net of deferred taxes. The value of the Company’s exchange traded futures contracts relates to the one-day lag in the net cash settlement of these contracts.

The Company recognized a net unrealized capital gain of $271 million in 2020, an unrealized capital gain of $981 million in 2019 and an unrealized capital gain of $88 million in 2018, related to derivatives that did not qualify for hedge accounting.

Net cash collateral received for derivative transactions increased in the year 2020, as a result increases in fair values of derivatives covered by ISDA Master Agreements and Credit Support Annex provisions. At December 31, 2020, the Company held collateral for SSAP 86 and SSAP 108 derivatives of $264 million, which is invested in cash, cash equivalents and/or short-term investments.

Refer to Note 3 for disclosures related to net realized capital gains (losses).

Swaps, Options, and Futures

Interest rate or cross-currency swap agreements are agreements to exchange with a counterparty, at specified intervals, payments of differing character (for example, variable-rate payments exchanged for fixed-rate payments) or in different currencies, based on an underlying principal balance, notional amount. Generally no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each contractual payment due date, and this net payment is included in the Statutory Statement of Operations.

Options are contracts that grant the purchaser, for a premium payment, the right, but not the obligation, either to purchase or sell a financial instrument at a specified price within a specified period of time. The Company purchases call options on the S&P 500 Index to offset the risk of certain guarantees of specific equity-index annuity and universal life policy values. The Company also purchases put options on the S&P 500 Index to offset volatility risk arising from minimum guarantees embedded in variable annuities. The options are carried at fair value, with changes in fair value recognized in unrealized investment gains and losses.

Financial futures are contracts between two parties that commit one party to purchase and the other to sell a particular commodity or financial instrument at a price determined on the final settlement day of the contract. Futures contracts detail the quality and quantity of the underlying asset; they are standardized to facilitate trading on a futures exchange. Some futures contracts may call for physical delivery of the asset, while others are settled in cash. The Company uses futures contracts on Euro dollar deposits, U.S. Treasury Notes, U.S. Treasury Bonds, the S&P 500 Index, MidCap 400, Russell 2000, MSCI EAFE, foreign government debt securities, and foreign denominated equity indices to offset the risk of certain guarantees on annuity policy values.

Interest Rate Risk

Interest rate derivatives are used to manage interest rate risk associated with certain guarantees of variable annuities and equity indexed annuities and certain bonds. The Company’s interest rate hedging derivative instruments include (1) interest rate swaps and swaptions; (2) listed futures on government securities; and (3) listed futures options on government securities.

Currency Risk

Foreign exchange contracts used by the Company include cross-currency swaps, which are used to reduce risks from changes in currency exchange rates with respect to investments denominated in foreign currencies that the Company holds.

Equity Risk

Equity derivatives are used to mitigate financial risk embedded in certain insurance liabilities.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Credit Risk

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit ratings. For over-the-counter (OTC) derivatives, the Company’s net credit exposure is determined based on master netting agreements, which take into consideration all derivative positions with the counterparty, as well as collateral posted by the counterparty at the balance sheet date. The Company is exposed to credit risk when the net position with a particular counterparty results in an asset that exceeds collateral pledged by that counterparty.

For OTC contracts, the Company generally uses an International Swaps and Derivative Association Master Agreement (ISDA Master Agreement) and Credit Support Annexes with bilateral collateral provisions to reduce counterparty credit exposures. An ISDA Master Agreement is an agreement between two counterparties, which may cover multiple derivative transactions and such ISDA Master Agreement generally provides for the net settlement of all or a specified group of these derivative transactions, as well as transferred collateral, through a single payment, in a single currency, in the event of a default affecting any one derivative transaction or a termination event affecting all or a specified group of the transactions. The Company minimizes the risk that counterparties might be unable to fulfill their contractual obligations by monitoring counterparty credit exposure and collateral value and may require additional collateral to be posted upon the occurrence of certain events or circumstances. In the unlikely event of a failure to perform by any of the counterparties to these derivative transactions, there would not be a material effect on the Company’s admitted assets, liabilities or capital and surplus.

The Company has also entered into exchange-traded options and futures contracts. Under exchange-traded futures contracts, the Company agrees to purchase a specified number of contracts with other parties and to post or receive variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The parties with whom the Company enters into exchange-traded futures are regulated futures commission merchants who are members of a trading exchange. The credit risk of exchange-traded futures is partially mitigated because variation margin is settled daily in cash. Exchange-traded option contracts are not subject to daily margin settlements and amounts due to the Company based upon favorable movements in the underlying securities or indices are owed upon exercise.

The following table presents the notional amounts, statement values and fair values of the Company’s derivative instruments:

	December 31, 2020			December 31, 2019
(in millions)	Contract or Notional Amount	Statement Value	Fair Value	Contract or Notional Amount	Statement Value	Fair Value
Assets:
Interest rate contracts	$35,628	$1,723	$1,723	$33,189	$1,170	$1,170
Foreign exchange contracts	2,823	384	384	3,750	438	438
Equity contracts	48,218	5,707	5,707	40,674	3,516	3,516
Credit contracts	3,680	2	2	7,728	3	3
Derivative assets, gross	90,349	7,816	7,816	85,341	5,127	5,127
Counter party netting*	-	(6,841)	(6,841)	-	(4,502)	(4,502)
Derivative assets, net	$90,349	$975	$975	$85,341	$625	$625
Liabilities:
Interest rate contracts	$21,921	$1,404	$1,404	$14,079	$1,227	$1,227
Foreign exchange contracts	7,165	567	567	6,354	395	395
Equity contracts	35,368	5,102	5,102	34,406	3,100	3,100
Credit contracts	-	-	-	-	-	-
Other contracts	54	6	6	56	7	7
Derivative liabilities, gross	64,508	7,079	7,079	54,895	4,729	4,729
Counter party netting*	-	(6,841)	(6,841)	-	(4,502)	(4,502)
Derivative liabilities, net	$64,508	$238	$238	$54,895	$227	$227

* Represents netting of derivative exposures covered by a qualifying master netting agreement.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The Company has a right of offset of its derivatives asset and liability positions with various counterparties. The following table presents the effect of the right of offsets:

	December 31, 2020		December 31, 2019
(in millions)	Assets	Liabilities	Assets	Liabilities
Gross amount recognized	$7,816	$(7,079)	$5,127	$(4,729)
Amount offset	(6,841)	6,841	(4,502)	4,502
Net amount presented in the Statement of Admitted Assets, Liabilities, and Capital and Surplus	$975	$(238)	$625	$(227)

* Common stock includes $825 million and $398 million of investments in affiliates at December 31, 2020 and 2019, respectively.

8. INFORMATION ABOUT FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK

The following table presents the Company’s derivative financial instruments with concentrations of credit risk:

	December 31, 2020		December 31, 2019
(in millions)	Contract or Notional Amount	Final Maturity Date	Contract or Notional Amount	Final Maturity Date
Derivative assets:
Interest rate contracts	$35,628	2069	$33,189	2069
Foreign exchange contracts	2,823	2048	3,750	2049
Equity contracts	48,218	2028	40,674	2028
Credit contracts	3,680	2025	7,728	2024
Derivative liabilities:
Interest rate contracts	21,921	2070	14,079	2055
Foreign exchange contracts	7,165	2060	6,354	2060
Equity contracts	35,368	2022	34,406	2022
Credit contracts	-		-
Other contracts	54	2042	56	2042

The credit exposure to the Company’s derivative contracts is limited to the fair value of such contracts that are favorable to the Company at the reporting date.

The credit exposure to the Company’s derivative contracts aggregated $1.0 billion and $725 million at December 31, 2020 and 2019, respectively.

9. FAIR VALUE MEASUREMENTS

Fair Value Measurements

The Company carries certain financial instruments at fair value. The Company defines the fair value of a financial instrument as the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company is responsible for the determination of the value of the investments carried at fair value and the supporting methodologies and assumptions.

The degree of judgment used in measuring the fair value of financial instruments generally inversely correlates with the level of observable valuation inputs. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments for which no quoted prices are available have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction, liquidity and general market conditions.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Fair Value Hierarchy

Assets and liabilities recorded at fair value are measured and classified in accordance with a fair value hierarchy consisting of three “levels” based on the observability of valuation inputs:

•

Level 1: Fair value measurements based on quoted prices (unadjusted) in active markets that the Company has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Company does not adjust the quoted price for such instruments.

•

Level 2: Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

•

Level 3: Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3. The circumstances for using these measurements include those in which there is little, if any, market activity for the asset or liability. Therefore, the Company must make certain assumptions as to the inputs a hypothetical market participant would use to value that asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In those cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Bonds: Fair value is based principally on value from independent third-party valuation service providers, broker quotes and other independent information.

Preferred stocks: Fair value of unaffiliated preferred stocks is based principally on value from independent third-party service providers, broker quotes and other independent information.

Cash, cash equivalents and short term investments: Carrying amount approximate fair value because of the relatively short period of time between origination and expected realization and their limited exposure to credit risk.

Mortgage loans: Fair values are primarily determined by discounting future cash flows to the present at current market rates, using expected prepayment rates.

Contract loans: Carrying amounts, which approximate fair value, are generally equal to unpaid principal amount as of each reporting date. No consideration is given to credit risk because contract loans are effectively collateralized by the cash surrender value of the policies.

Securities lending reinvested collateral assets: Securities lending assets are generally invested in short-term investments and thus carrying amounts approximate fair values because of the relatively short period of time between origination and expected realizations.

Separate account assets: Variable annuity and variable universal life assets are carried at the market value of the underlying securities. Certain separate account assets related to market value adjustment fixed annuity contracts are carried at book value. Fair value is based principally on the value from independent third-party valuation service providers, broker quotes and other independent information.

Policy reserves and contractual liabilities: Fair value for investment contracts (those without significant mortality risk) not accounted for at fair value were estimated for disclosure purposes using discounted cash flow calculations based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. When no similar contracts are being offered, the discount rate is the appropriate swap rates (if available) or current risk-free interest rates consistent with the currency in which cash flows are denominated.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Payable for securities lending: Cash collateral received from the securities lending program is invested in short-term investments and the offsetting liability is included in payable for securities lending. The carrying amount of this liability approximates fair value because of the relatively short period between origination of the liability and expected settlement.

Receivables/payables for securities: Such amounts represent transactions of a short-term nature for which the statement value is considered a reasonable estimate of fair value.

Fair Value Information about Financial Instruments Not Measured at Fair Value

The following table presents the aggregate fair values of the Company’s financial instruments not measured at fair value compared to their statement values:

(in millions)	Aggregate Fair Value	Admitted Assets or Liabilities	Level 1	Level 2	Level 3
December 31, 2020
Assets:
Bonds	$119,814	$104,978	$-	$104,516	$15,298
Preferred stocks	95	85	9	82	4
Common stocks	139	139	-	139	-
Cash, cash equivalents and short-term investments	1,059	1,059	68	991	-
Mortgage loans	22,934	21,378	-	-	22,934
Contract loans	1,235	1,235	-	-	1,235
Receivables for securities	106	106	-	106	-
Securities lending reinvested collateral assets	1,692	1,692	-	1,692	-
Separate account assets	9,937	9,563	-	9,937	-
Liabilities:
Policy reserves and contractual liabilities	13,327	12,154	-	199	13,128
Payable for securities	257	257	-	257	-
Payable for securities lending	1,679	1,679	-	1,679	-
December 31, 2019
Assets:
Bonds	$108,500	$98,976	$-	$92,575	$15,925
Preferred stocks	409	299	5	315	89
Common stocks	143	143	-	143	-
Cash, cash equivalents and short-term investments	446	446	(65)	511	-
Mortgage loans	22,526	21,446	-	-	22,526
Contract loans	1,264	1,264	-	-	1,264
Receivables for securities	110	110	-	110	-
Securities lending reinvested collateral assets	1,283	1,283	-	1,283	-
Separate account assets	8,269	7,795	-	8,269	-
Liabilities:
Policy reserves and contractual liabilities	12,012	11,090	-	239	11,773
Payable for securities	433	433	-	433	-
Payable for securities lending	1,452	1,452	-	1,452	-

Valuation Methodologies of Financial Instruments Measured at Fair Value

Bonds

Bonds with NAIC 6 or 6* designations and preferred stocks with NAIC 4, 5 or 6 designations are carried at the lower of amortized cost or fair value. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Whenever available, the Company obtains quoted prices in active markets for identical assets at the balance sheet date to measure bonds at fair value. Market price data generally is obtained from exchange or dealer markets.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The Company estimates the fair value of securities not traded in active markets, by referring to traded securities with similar attributes, using dealer quotations, a matrix pricing methodology, discounted cash flow analyses or internal valuation models. This methodology considers such factors as the issuer’s industry, the security’s rating and tenor, its coupon rate, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors. For bonds that are not traded in active markets or that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments generally are based on available market evidence. In the absence of such evidence, management’s best estimate is used.

Fair values for bonds and preferred stocks based on observable market prices for identical or similar instruments implicitly include the incorporation of counterparty credit risk. Fair values for bonds and preferred stocks based on internal models incorporate counterparty credit risk by using discount rates that take into consideration cash issuance spreads for similar instruments or other observable information.

Common Stocks (Unaffiliated)

Whenever available, the Company obtains quoted prices in active markets for identical assets at the balance sheet date to measure equity securities at fair value. Market price data is generally obtained from exchanges or dealer markets.

Freestanding Derivatives

Derivative assets and liabilities can be exchange-traded or traded OTC. The Company generally values exchange-traded derivatives, such as futures and options, using quoted prices in active markets for identical derivatives at the balance sheet date.

OTC derivatives are valued using market transactions and other observable market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. When models are used, the selection of a particular model to value an OTC derivative depends on the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation models can require a variety of inputs, including contractual terms, market prices and rates, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be corroborated by observable market data by correlation or other means, and model selection does not involve significant management judgment.

Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. When the Company does not have corroborating market evidence to support significant model inputs and cannot verify the model using market transactions, the transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so the model value at inception equals the transaction price. Subsequent to initial recognition, the Company updates valuation inputs when corroborated by evidence such as similar market transactions, independent third-party valuation services and/or broker or dealer quotations, or other empirical market data. When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management’s best estimate is used.

Separate Account Assets

Separate account assets are comprised primarily of registered and open-ended variable funds that trade daily and are measured at fair value using quoted prices in active markets for identical assets. Certain separate account assets are carried at amortized cost.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Assets and Liabilities Measured at Fair Value

The following table presents information about assets and liabilities measured at fair value:

(in millions)	Level 1	Level 2	Level 3	Counterparty Netting*	Total
December 31, 2020
Assets at fair value:
Bonds
Industrial and miscellaneous	$-	$14	$2	$-	$16
Bank loans	-	16	10	-	26
Total bonds	-	30	12	-	42
Common stock
Industrial and miscellaneous	5	-	-	-	5
Mutual funds	-	50	-	-	50
Parent, subsidiaries and affiliates	4	-	-	-	4
Total common stock	9	50	-	-	59
Derivative assets:
Interest rate contracts	-	1,723	-	-	1,723
Foreign exchange contracts	-	384	-	-	384
Equity contracts	8	5,521	179	-	5,708
Credit contracts	-	-	2	-	2
Counterparty netting	-	-	-	(6,841)	(6,841)
Total derivative assets	8	7,628	181	(6,841)	976
Separate account assets	51,430	2,103	-	-	53,533
Total assets at fair value	$51,447	$9,811	$193	$(6,841)	$54,610
Liabilities at fair value:
Derivative liabilities:
Interest rate contracts	$1	$1,403	$-	$-	$1,404
Foreign exchange contracts	-	567	-	-	567
Equity contracts	8	5,045	49	-	5,102
Credit contracts	-	-	-	-	-
Other contracts	-	-	6	-	6
Counterparty netting	-	-	-	(6,841)	(6,841)
Total derivative liabilities	9	7,015	55	(6,841)	238
Total liabilities at fair value	$9	$7,015	$55	$(6,841)	$238
December 31, 2019
Assets at fair value:
Bonds
Industrial and miscellaneous	$-	$11	$1	$-	$12
Total bonds	-	11	1	-	12
Common stock
Industrial and miscellaneous	72	-	20	-	92
Mutual funds	-	37	-	-	37
Parent, subsidiaries and affiliates	6	-	-	-	6
Total common stock	78	37	20	-	135
Derivative assets:
Interest rate contracts	1	1,169	-	-	1,170
Foreign exchange contracts	-	438	-	-	438
Equity contracts	5	3,357	154	-	3,516
Credit contracts	-	-	3	-	3
Counterparty netting	-	-	-	(4,502)	(4,502)
Total derivative assets	6	4,964	157	(4,502)	625
Separate account assets	47,758	1,977	-	-	49,735
Total assets at fair value	$47,842	$6,989	$178	$(4,502)	$50,507
Liabilities at fair value:
Derivative liabilities:
Interest rate contracts	$-	$1,226	$-	$-	$1,226
Foreign exchange contracts	-	395	-	-	395
Equity contracts	5	3,073	23	-	3,101
Other contracts	-	-	7	-	7
Counterparty netting	$-	$-	$-	$(4,502)	$(4,502)
Total derivative liabilities	5	4,694	30	(4,502)	227
Total liabilities at fair value	$5	$4,694	$30	$(4,502)	$227

* Represents netting of derivative exposures covered by a qualifying master netting agreement.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Changes in Level 3 Fair Value Measurements

The following tables present changes in Level 3 assets and liabilities measured at fair value and the gains (losses) related to the Level 3 assets and liabilities that remained on the Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus:

(in millions)	Bonds	Preferred Stocks	Common Stocks	Derivative Assets	Total Assets	Derivative Liabilities
Balance, January 1, 2018	$2	-	$3	$79	$84	$5
Total realized/unrealized capital gains or losses:
Included in net (loss) income	(1)	-	-	13	12	1
Included in surplus	(1)	-	6	(44)	(39)	1
Purchases, issuances and settlements	12	75	1	21	109	(1)
Transfers into Level 3	17	-	-	-	17	-
Transfers out of Level 3	(15)	-	(7)	-	(22)	-
Balance, December 31, 2018	$14	75	$3	$69	$161	$6
Total realized/unrealized capital gains or losses:
Included in net (loss) income	-	-	(7)	(19)	(26)	12
Included in surplus	(1)	-	(1)	67	65	23
Purchases, issuances and settlements	(2)	-	2	40	40	(11)
Transfers into Level 3	15	-	23	-	38	-
Transfers out of Level 3	(25)	(75)	-	-	(100)	-
Balance, December 31, 2019	$1	-	$20	$157	$178	$30
Total realized/unrealized capital gains or losses:
Included in net (loss) income	(2)	-	-	88	86	44
Included in surplus	2	1	-	30	33	24
Purchases, issuances and settlements	(14)	-	(30)	(94)	(138)	(43)
Transfers into Level 3	39	1	10	-	50	-
Transfers out of Level 3	(14)	(2)	-	-	(16)	-
Balance, December 31, 2020	$12	-	$-	$181	$193	$55

Assets are transferred out of Level 3 when circumstances change such that significant inputs can be corroborated with market observable data or when the asset is no longer carried at fair value. This may be due to a significant increase in market activity for the asset, a specific event, one or more significant inputs becoming observable or when a long-term interest rate significant to a valuation becomes short-term and thus observable. Transfers out of level 3 can also occur due to favorable credit migration resulting in a higher NAIC designation. Securities are generally transferred into Level 3 due to a decrease in market transparency, downward credit migration and an overall increase in price disparity for certain individual security types. The Company’s policy is to recognize transfers in and out at the end of the reporting period, consistent with the date of the determination of fair value.

In both 2020 and 2019, there were no transfers between Level 1 and Level 2 securities and transfers between Level 2 and Level 3 securities were less than one million.

Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3 in the tables above. As a result, the unrealized capital gains (losses) on instruments held at December 31, 2020 and 2019 may include changes in fair value that were attributable to both observable and unobservable inputs.

Quantitative Information About Level 3 Fair Value Measurements

The Company had no quantitative information about level 3 fair value measurements to report at December 31, 2020.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Gross Basis Fair Value Measurements

The following table presents the Company’s derivative assets and liabilities measured at fair value, on a gross basis, before counterparty and cash collateral netting:

(in millions)	Level 1	Level 2	Level 3	Total
December 31, 2020
Derivative assets at fair value	$8	$7,628	$181	$7,817
Derivative liabilities at fair value	9	7,015	55	7,079

December 31, 2019
Derivative assets at fair value	$6	$4,964	$157	$5,127
Derivative liabilities at fair value	5	4,694	30	4,729

10. AGGREGATE POLICY RESERVES AND DEPOSIT FUND LIABILITIES

The following table presents the Company’s reserves by major category:

	Years ended December 31,
(in millions)	2020	2019
Life insurance	$39,829	$38,744
Annuities (excluding supplementary contracts with life contingencies)	80,859	78,030
Supplementary contracts with life contingencies	560	531
Accidental death benefits	17	18
Disability - active lives	34	32
Disability - disabled lives	237	247
Excess of VM-21 reserves over basic reserves	1,504	-
Excess of AG 43 reserves over basic reserves	-	1,291
Deficiency reserves	1,477	1,660
Other miscellaneous reserve	1,077	1,032
Gross life and annuity reserves	125,594	121,585
Reinsurance ceded	(24,330)	(23,953)
Net life and annuity reserves	101,264	97,632
Accident and health reserves
Unearned premium reserves	9	10
Present value of amounts not yet due on claims	215	230
Additional contract reserves	544	543
Gross accident and health reserves	768	783
Reinsurance ceded	(12)	(17)
Net accident and health reserves	756	766
Aggregate policy reserves	$102,020	$98,398

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following table presents the withdrawal characteristics of annuity actuarial reserves and deposit-type contract funds and other liabilities without life contingencies:

A. Individual Annuities:

	December 31, 2020

(in millions)	General account	Separate account with guarantees	Separate account nonguaranteed	Total	% of Total
(1) Subject to discretionary withdrawal :
a. With market value adjusted	$26,372	$1,962	$-	$28,334	26.16%
b. At book value less current surrender charge of 5% or more	10,368	-	-	10,368	9.57%
c. At fair value	-	47	30,098	30,145	27.83%
d. Total with market adjustment or at fair value	36,740	2,009	30,098	68,847	63.56%
e. At book value without adjustment (minimal or no charge or adjustment)	25,026	-	5	25,031	23.11%
(2) Not subject to discretionary withdrawal	14,362	16	61	14,439	13.33%
(3) Total (gross: direct + assumed)	$76,128	$2,025	$30,164	$108,317	100.00%
(4) Reinsurance ceded	264	-	-	264
(5) Total (net)* (3) - (4)	$75,864	$2,025	$30,164	$108,053
(6) Amount included in A(1)b above that will move to A(1)e in the year after statement date:	$1,430	$-	$-	$1,430
* Reconciliation of total annuity actuarial reserves and deposit fund liabilities.

B. Group Annuities:

	December 31, 2020

(in millions)	General account	Separate account with guarantees	Separate account nonguaranteed	Total	% of Total
(1) Subject to discretionary withdrawal :
a. With market value adjusted	$194	$67	$-	$261	0.85%
b. At book value less current surrender charge of 5% or more	48	-	-	48	0.16%
c. At fair value	-	-	18,764	18,764	61.39%
d. Total with market adjustment or at fair value	242	67	18,764	19,073	62.40%
e. At book value without adjustment (minimal or no charge or adjustment)	2,818	-	-	2,818	9.22%
(2) Not subject to discretionary withdrawal	2,231	6,443	-	8,674	28.38%
(3) Total (gross: direct + assumed)	$5,291	$6,510	$18,764	$30,565	100.00%
(4)Reinsurance ceded	66	-	-	66
(5) Total (net)* (3) - (4)	$5,225	$6,510	$18,764	$30,499
(6) Amount included in B(1)b above that will move to B(1)e in the year after statement date:	$5	$-	$-	$5
* Reconciliation of total annuity actuarial reserves and deposit fund liabilities.

C. Deposit-Type Contracts (no life contingencies):

	December 31, 2020

(in millions)	General account	Separate account with guarantees	Separate account nonguaranteed	Total	% of Total
(1) Subject to discretionary withdrawal :
a. With market value adjusted	$-	$-	$-	$-	-%
b. At book value less current surrender charge of 5% or more	-	-	-	-	-%
c. At fair value	-	-	-	-	-%
d. Total with market adjustment or at fair value	-	-	-	-	-%
e. At book value without adjustment (minimal or no charge or adjustment)	615	-	1	616	4.68%
(2) Not subject to discretionary withdrawal	12,436	-	107	12,543	95.32%
(3) Total (gross: direct + assumed)	$13,051	$-	$108	$13,159	100.00%
(4) Reinsurance ceded	17	-	-	17
(5) Total (net)* (3) - (4)	$13,034	$-	$108	$13,142
(6) Amount included in C(1)b above that will move to C(1)e in the year after statement date:	$-	$-	$-	$-
* Represents annuity reserves reported in separate accounts liabilities.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Withdrawal characteristics of Life Actuarial Reserves as of December 31, 2020:

	December 31, 2020
	General Account			Separate Account - Nonguaranteed
(in millions)	Account value	Cash value	Reserve	Account value	Cash value	Reserve
A Subject to discretionary withdrawal, surrender values, or policy loans:
(1) Term policies with cash value	$1	$416	$2,920	$-	$-	$-
(2) Universal life	6,058	5,939	6,737	-	-	-
(3) Universal life with secondary guarantees	1,758	1,466	6,832	-	-	-
(4) Indexed universal life	727	581	708	-	-	-
(5) Indexed universal life with secondary guarantees	985	640	1,112	-	-	-
(6) Indexed life	-	-	-	-	-	-
(7) Other permanent cash value life insurance	2,142	8,652	9,963	1,868	1,868	1,868
(8) Variable life	-	-	-	-	-	-
(9) Variable universal life	127	112	141	1,113	1,107	2,042
(10) Miscellaneous reserves	-	1	1	-	-	-
B Not subject to discretionary withdrawal or no cash values
(1) Term policies without cash value	XXX	XXX	$11,415	XXX	XXX	$-
(2) Accidental death benefits	XXX	XXX	17	XXX	XXX	-
(3) Disability - active lives	XXX	XXX	34	XXX	XXX	-
(4) Disability - disabled lives	XXX	XXX	237	XXX	XXX	-
(5) Miscellaneous reserves	XXX	XXX	2,398	XXX	XXX	-
C Total (gross: direct + assumed)	$11,798	$17,807	$42,515	$2,981	$2,975	$3,910
D Reinsurance ceded	6,370	9,392	23,983	-	-	-
E Total (net) (C) - (D)	$5,428	$8,415	$18,532	$2,981	$2,975	$3,910

11. SEPARATE ACCOUNTS

Separate Accounts

The separate accounts held by the Company consist primarily of variable life insurance policies and variable annuities. These contracts generally are non-guaranteed in nature such that the benefit is determined by the performance and/or market value of the investments held in the separate account. The net investment experience of the separate account is credited directly to the policyholder and can be positive or negative.

Certain other separate accounts relate to MVA fixed annuity contracts in which the assets are carried at amortized cost. These policies are required to be held in the Company’s separate account by certain states, including Texas.

Certain other separate accounts relate to flexible premium adjustable life insurance and terminal funding annuities in which the assets are carried at amortized cost. These contracts provide the greater of guaranteed interest returns defined in the policy or interest in excess of the guaranteed rate as defined by the Company.

The Company does not engage in securities lending transactions within the separate accounts.

In accordance with the products/transactions recorded within the separate account, some assets are considered legally insulated whereas others are not legally insulated from the general account. The legal insulation of the separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account.

During 2019, AGL established an insulated subaccount CRT-1 of separate account CRT for a reinsurance transaction. Excluding the initial premium and after foreign exchange conversions, the aggregate amount transferred from the general account to the subaccount CRT-1 was $7 million during the fourth quarter of 2020 and $1 million on a cumulative basis. A reserve of $0 is maintained at December 31, 2020 in the general account related to subaccount CRT-1. The insulated separate account maintained a reserve of $197 million at December 31, 2020 for this subaccount CRT-1.

During 2020, AGL established an insulated subaccount CRT-2 of separate account CRT for a reinsurance transaction. Excluding the initial premium and after foreign exchange conversions, the aggregate amount transferred from the subaccount CRT-2 to the general account, was $18 million during the fourth quarter of 2020 and $4 million on a

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

cumulative basis. A reserve of $0 is maintained at December 31, 2020 in the general account related to subaccount CRT-2. The insulated separate account maintained a reserve of $539 million at December 31, 2020 for this subaccount CRT-2.

During 2020, AGL established an insulated subaccount CRT-3 of separate account CRT for a reinsurance transaction. Excluding the initial premium and after foreign exchange conversions, the aggregate amount transferred from the general account to the subaccount CRT-3 was $0 during the fourth quarter of 2020 and $12 million on a cumulative basis. A reserve of $0 is maintained at December 31, 2020 in the general account related to subaccount CRT-3. The insulated separate account maintained a reserve of $444 million at December 31, 2020 for this subaccount CRT-3.

The following table presents separate account assets by product or transaction:

	December 31, 2020		December 31, 2019
(in millions)	Legally Insulated Assets	Separate Accounts Assets (Not Legally Insulated)	Legally Insulated Assets	Separate Accounts Assets (Not Legally Insulated)
Variable annuities	$49,901	$-	$46,380	$-
Variable life	3,574	-	3,354	-
Bank-owned life insurance – hybrid	464	-	444	-
Deferred annuities with MVA features	452	-	491	-
Terminal funding	6,897	-	4,988	-
Stable value wrap	57	-	51	-
Annuities with MVA features	-	1,727	-	1,616
Fixed annuities excess interest adjustment features	-	23	-	206
Total	$61,345	$1,750	$55,708	$1,822

Some separate account liabilities are guaranteed by the general account. To compensate the general account for the risks taken, the separate accounts pay risk charges to the general account.

If claims were filed on all contracts, the current total maximum guarantee the general account would provide to the separate account as of December 31, 2020 and 2019 is $6.2 billion and $5.5 billion, respectively.

There was no separate account business seed money at December 31, for both 2020 and 2019.

The following table presents the risk charges paid by the separate accounts and the guarantees paid by the general account:

(in millions)	Risk Charge paid by the Separate Account	Guarantees Paid by the General Account
2020	$450	$43
2019	383	35
2018	324	41
2017	292	40
2016	330	52

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following table presents information regarding the separate accounts:

(in millions)	Indexed	Non- indexed Guarantee less than or equal to 4%	Non- indexed Guarantee more than 4%	Non-guaranteed Separate Accounts	Total
December 31, 2020
Premiums, considerations or deposits	$287	$-	$15	$4,263	$4,565
Reserves for accounts with assets at:
Market value	$-	$-	$-	$52,439	$52,439
Amortized costs	1,542	6,988	404	-	8,934
Total reserves	$1,542	$6,988	$404	$52,439	$61,373
By withdrawal characteristics:
Subject to discretionary withdrawal with MVA	$1,542	$5,360	$404	$-	$7,306
At market value	-	-	-	52,324	52,324
Subtotal	1,542	5,360	404	52,324	59,630
Not subject to discretionary withdrawal	-	1,628	-	114	1,742
Total reserves	$1,542	$6,988	$404	$52,438	$61,372
December 31, 2019
Premiums, considerations or deposits	$397	$-	$16	$3,693	$4,106
Reserves for accounts with assets at:
Market value	$-	$-	$-	$48,744	$48,744
Amortized costs	1,258	5,178	422	-	6,858
Total reserves	$1,258	$5,178	$422	$48,744	$55,602
By withdrawal characteristics:
Subject to discretionary withdrawal with MVA	$1,258	$3,567	$422	$-	$5,247
At market value	-	-	-	48,639	48,639
Subtotal	1,258	3,567	422	48,639	53,886
Not subject to discretionary withdrawal	-	1,611	-	105	1,716
Total reserves	$1,258	$5,178	$422	$48,744	$55,602
December 31, 2018
Premiums, considerations or deposits	$241	$-	$43	$3,090	$3,374
Reserves for accounts with assets at:
Market value	$-	$-	$-	$42,885	$42,885
Amortized costs	958	3,769	415	-	5,142
Total reserves	$958	$3,769	$415	$42,885	$48,027
By withdrawal characteristics:
Subject to discretionary withdrawal with MVA	$958	$2,199	$415	$-	$3,572
At market value	-	-	-	42,802	42,802
Subtotal	958	2,199	415	42,802	46,374
Not subject to discretionary withdrawal	-	1,570	-	83	1,653
Total reserves	$958	$3,769	$415	$42,885	$48,027

Reconciliation of Net Transfers to or from Separate Accounts

The following table presents a reconciliation of the net transfers to (from) separate accounts:

	Years ended December 31,
(in millions)	2020	2019	2018
Transfers to separate accounts	$4,553	$4,106	$3,373
Transfers from separate accounts	(4,280)	(4,298)	(4,147)
Net transfers to (from) separate accounts	273	(192)	(774)
Reconciling adjustments:
Deposit-type contracts	-	-	-
Total reconciling adjustments	-	-	-
Transfers as reported in the Statutory Statements of Operations	$273	$(192)	$(774)

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

12. RESERVES FOR GUARANTEED POLICY BENEFITS AND ENHANCEMENTS

Variable annuity contracts may include certain contractually guaranteed benefits to the contract holder. These guaranteed features include GMDB that are payable in the event of death, and living benefits that are payable in the event of annuitization, or, in other instances, at specified dates during the accumulation period. Living benefits include guaranteed minimum withdrawal benefits (GMWB) and, to a lesser extent, guaranteed minimum accumulation benefits (GMAB), which are no longer offered. A variable annuity contract may include more than one type of guaranteed benefit feature; for example, it may have both a GMDB and a GMWB. However, a policyholder generally can only receive payout from one guaranteed feature on a contract containing a death benefit and a living benefit, i.e. the features are mutually exclusive. A policyholder cannot purchase more than one living benefit on one contract. The net amount at risk for each feature is calculated irrespective of the existence of other features; as a result, the net amount at risk for each feature is not additive to that of other features.

Reserves for GMDB, GMIB and GMWB were included in the VACARVM reserves. Total reserves in excess of basic reserves were $1.5 billion at December 31, 2020 and 2019. The Company chose to record reserves in excess of VM-21 minimum reserves in December 31, 2020 and AG 43 in 2019, such that the reserves in both periods equal the C3 Phase II Total Asset Requirement level.

GMDB and GMIB

Depending on the product, the GMDB feature may provide a death benefit of either (a) total deposits made to the contract less any partial withdrawals plus a minimum return or (b) the highest contract value attained, typically on any anniversary date minus any subsequent withdrawals following the contract anniversary. GMIB guarantees a minimum level of periodic income payments upon annuitization. GMDB is the Company’s most widely offered benefit; variable annuity contracts may also include GMIB to a lesser extent, which is no longer offered.

The net amount at risk, which represents the guaranteed benefit exposure in excess of the current account value if death claims were filed on all contracts related to GMDB, was $0.8 billion and $0.9 billion at December 31, 2020 and 2019, respectively.

GMWB

Certain of the Company’s variable annuity contracts offer optional GMWB. With a GMWB, the contract holder can monetize the excess of the guaranteed amount over the account value of the contract only through a series of withdrawals that do not exceed a specific percentage per year of the guaranteed amount. If, after the series of withdrawals, the account value is exhausted, the contract holder will receive a series of annuity payments equal to the remaining guaranteed amount, and, for lifetime GMWB products, the annuity payments continue as long as the covered person(s) are living.

The net amount at risk for GMWB represents the present value of minimum guaranteed withdrawal payments, in accordance with contract terms, in excess of account value. The net amount at risk related to these guarantees was $995 million and $281 million at December 31, 2020 and 2019, respectively. The Company uses derivative instruments and other financial instruments to mitigate a portion of the exposure that arises from GMWB.

13. PARTICIPATING POLICY CONTRACTS

Participating policy contracts entitle a policyholder to share in earnings through dividend payments. These contracts represented less than 1.0 percent of gross insurance in-force at December 31, 2020, 2019 and 2018. Policyholder dividends for the years ended December 31, 2020, 2019 and 2018 were $5 million, $4 million, and $(13) million, respectively.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

14. PREMIUM AND ANNUITY CONSIDERATION DEFERRED AND UNCOLLECTED

The following table presents the deferred and uncollected insurance premiums and annuity consideration (before deduction for amounts non-admitted):

	December 31, 2020		December 31, 2019
(in millions)	Gross	Net of Loading	Gross	Net of Loading
Ordinary new business	$19	$19	$(18)	$(18)
Ordinary renewal	(360)	212	(336)	170
Group life	1	1	1	1
Total	$(340)	$232	$(353)	$153

15. REINSURANCE

In the ordinary course of business, the Company utilizes internal and third-party reinsurance relationships to manage insurance risks and to facilitate capital management strategies. Long-duration reinsurance is effected principally under yearly renewable term treaties. Pools of highly-rated third party reinsurers are utilized to manage net amounts at risk in excess of retention limits. Reinsurance agreements do not relieve the Company of its direct obligations from its beneficiaries. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any reinsurer fails to meet the obligations assumed under any reinsurance agreement. In addition, the Company assumes reinsurance from other insurance companies.

Effective December 31, 2019, the Company entered into an excess of loss reinsurance agreement providing coverage for aggregate claims incurred during the agreement term associated with guaranteed minimum withdrawal benefits on certain fixed index annuities generally issued prior to April 2019 (“Block 1”) exceeding an attachment point defined in the treaty. Effective October 1, 2020, the Company entered into an additional excess of loss reinsurance agreement covering certain fixed indexed annuities with guaranteed living benefits issued in April 2019 or later, including certain new business issued after the effective date (“Block 2”). The Company did not recognize any reserve credits associated with these treaties, but did recognize an asset related to a permitted practice, associated with the notional value of coverage defined in the treaties. Please see Note 2 for further details regarding the permitted practice.

Reinsurance premiums assumed in 2020, 2019 and 2018 were $1.0 billion, $238 million and $26 million, respectively. Reinsurance premiums ceded in 2020, 2019 and 2018 were $3.3 billion, $2.9 billion and $25.2 billion, respectively. Additionally, reserves on reinsurance assumed were $2.6 billion at December 31, 2020 and $1.6 billion at both December 31, 2019 and 2018. The reserve credit taken on reinsurance ceded was $24.4 billion, $24.0 billion and $23.3 billion at December 31, 2020, 2019 and 2018, respectively. Amounts payable or recoverable for reinsurance on policy and contract liabilities are not subject to periodic or maximum limits. At December 31, 2020 and 2019, the Company’s reinsurance recoverables were $364 million and $366 million, respectively.

The Company does not have any reinsurance agreements in effect under which the reinsurer may unilaterally cancel any reinsurance for reasons other than for nonpayment of premium or other similar credits. The Company has no reinsurance agreements in effect such that the amount of losses paid or accrued through the statement date may result in a payment to the reinsurer of amounts which, in aggregate and allowing for offset of mutual credits from other reinsurance agreements with the same reinsurer, exceed the total revenue collected under the reinsured policies.

The NAIC Model Regulation “Valuation of Life Insurance Policies” (Regulation XXX) requires U.S. life insurers to establish additional statutory reserves for term life insurance policies with long-term premium guarantees and universal life policies with secondary guarantees (ULSGs). In addition, NAIC Actuarial Guideline 38 (Guideline AXXX) clarifies the application of Regulation XXX as to these guarantees, including certain ULSGs. Prior to 2016, the Company managed the capital impact of statutory reserve requirements under Regulation XXX and Guideline AXXX through intercompany reinsurance transactions. Regulation XXX and Guideline AXXX reserves related to new and in-force business (term and universal life) were ceded to the Parent under a coinsurance/modified coinsurance agreement effective January 1, 2011 (the AGC Life Co/ModCo Agreement), prior to the recapture of in-force business effective December 31, 2016. New business is still ceded under this treaty. Concurrent with the recapture of this in-force business, the reserves were ceded to an unaffiliated reinsurer via amendment to a treaty effective July 1, 2016.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

In 2020, the AGC Life Co/ModCo Agreement increased the Company’s pre-tax earnings by $337 million, while in 2019, the AGC Life Co/ModCo Agreement increased pre-tax earnings by $520 million. In 2018, the AGC Life Co/ModCo Agreement increased pre-tax earnings by $382 million.

In February 2018, the Company and its U.S. life insurance company affiliates, Variable Annuity Life Insurance Company and The United States Life Insurance Company in the City of New York, each executed their respective Modified Coinsurance (ModCo) Agreements (The Agreements) with Fortitude Reinsurance Company, Ltd (FRL), (formerly DSA Reinsurance Company Limited), at the time a wholly owned AIG subsidiary and registered Class 4 and Class E reinsurer in Bermuda. The Agreements were effective as of January 1, 2017 in respect of certain closed blocks of business (including structured settlements and single premium immediate annuities). Fortitude Group Holdings, LLC (Fortitude Holdings) was formed by AIG to act as a holding company for FRL.

The initial consideration represented the book value of ModCo Assets held by the Company on behalf of FRL and was equal to the ModCo Reserves ceded at the effective date. While there was no net impact from the initial accounting as of the effective date, there was a significant offsetting impact on certain individual line items in the Summary of Operations.

Total returns on the ModCo Assets subsequent to the effective date inure to the benefit of FRL and are reported with the ModCo reserve adjustments. The Company did not receive a ceding commission at contract inception.

The Company completed its initial settlement with FRL in June 2018 and settles all payable or receivable balances quarterly. The fourth quarter settlement of $145 million was paid in March 2021.

On November 13, 2018, AIG completed the sale of a 19.9 percent ownership interest in Fortitude Holdings to TC Group Cayman Investment Holdings, L.P. (TCG), an affiliate of The Carlyle Group L.P. Subsequent to this sale, Fortitude Holdings owns 100 percent of the outstanding common shares of FRL and AIG has an 80.1 percent ownership interest in Fortitude Holdings.

On November 25, 2019, AIG entered into a membership interest purchase agreement with Fortitude Holdings, The Carlyle Group L.P. (Carlyle), Carlyle FRL, L.P., an investment fund advised by an affiliate of Carlyle (Carlyle FRL), T&D United Capital Co., Ltd. (T&D) and T&D Holdings, Inc., pursuant to which, subject to the satisfaction or waiver of certain conditions set forth therein, Carlyle FRL will purchase from AIG a 51.6 percent ownership interest in Fortitude Holdings and T&D will purchase from AIG a 25 percent ownership interest in Fortitude Holdings. Upon closing of the Fortitude Sale, AIG will have a 3.5 percent ownership interest in Fortitude Holdings. Additional information about this transaction is set forth in AIG’s Parent 10-K for year ending December 31, 2019.

On June 2, 2020, AIG Parent completed the sale of a majority of the interests in Fortitude Group Holdings, LLC (Fortitude Holdings) to Carlyle FRL, L.P. (Carlyle FRL), an investment fund advised by an affiliate of The Carlyle Group Inc. (Carlyle), and T&D United Capital Co., Ltd. (T&D), a subsidiary of T&D Holdings, Inc., under the terms of a membership interest purchase agreement entered into on November 25, 2019 by and among AIG Parent, Fortitude Holdings, Carlyle FRL, Carlyle, T&D and T&D Holdings, Inc. (the Majority Interest Fortitude Sale). AIG Parent established Fortitude Reinsurance Company Ltd. (Fortitude Re), a wholly owned subsidiary of Fortitude Holdings, in 2018 in a series of reinsurance transactions related to AIG Parent’s Legacy Portfolio. As of December 31, 2020, approximately $30.5 billion of reserves from AIG’s Parent’s Legacy Life and Retirement Run-Off Lines and approximately $4.1 billion of reserves from AIG’ Parent’s Legacy General Insurance Run-Off Lines, related to business written by multiple wholly-owned AIG subsidiaries, had been ceded to Fortitude Re under these reinsurance transactions. As of closing of the Majority Interest Fortitude Sale, these reinsurance transactions are no longer considered affiliated transactions and Fortitude Re is the reinsurer of the majority of AIG Parent’s Legacy Portfolio. As these reinsurance transactions are structured as modified coinsurance and loss portfolio transfers with funds withheld, following the closing of the Majority Interest Fortitude Sale, AIG Parent continues to reflect the invested assets, which consist mostly of available for sale securities, supporting Fortitude Re’s obligations, in AIG’ Parent’s financial statements.

Following closing, AIG contributed $700 million of the proceeds of the Majority Interest Fortitude Sale to certain of its General Insurance subsidiaries and $135 million of the proceeds of the Majority Interest Fortitude Sale to The United States Life Insurance Company in the City of New York. AIG retained $615 million of the proceeds it had previously

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

expected to contribute to certain of its Life and Retirement subsidiaries; as a result of the lower contribution, AIG received reduced dividend distributions from its Life and Retirement subsidiaries in 2020 compared to its original plan.

Effective as of July 1, 2020, the Company executed a First Amendment to the Amended and Restated Modified Coinsurance Agreement (the “Amended ModCo”) with Fortitude Reinsurance Company, Ltd. (“Fortitude”) pursuant to which certain business ceded under the Amended ModCo was recaptured by AGL from Fortitude and certain additional business was ceded by the Company to Fortitude.

The table below presents the impact of the execution of the ModCo Agreement in February 2018 with an effective date of January 1, 2017, by line item in the Company’s statements of assets, liabilities, surplus and other funds and on the summary of operations:

				Balance as of December 31, 2020
Statutory Statements of Assets, Liabilities and Capital and
Funds withheld				$145

Increase (Decrease) (in millions)	Initial Accounting	As of the Years Ended December 31, 2019, 2018 and 2017	Total Reported at December 31, 2019	As of and Year Ended December 31, 2020
Statutory Statement of Operations
Premiums and annuity considerations	$(22,152)	$(882)	$(23,035)	$(574)
Commissions and expense allowances	-	162	162	63
Reserve adjustments on reinsurance ceded	22,152	(5,027)	17,126	(1,644)
Total revenues	-	(5,747)	(5,747)	(2,155)
Death benefits	-	(770)	(770)	(259)
Annuity benefits	-	(3,077)	(3,077)	(991)
Surrender benefits	-	(388)	(388)	(123)
Other benefits	-	(781)	(781)	(208)
Other expenses	-	(1)	(1)	-
Total benefits and expenses	-	(5,017)	(5,017)	(1,581)
Net gain from operations before dividends to policyholders and federal income taxes	-	(730)	(730)	(574)
Dividends to policyholders	-	(38)	(38)	(10)
Net gain from operations after dividends to policyholders and before federal income	$-	$(692)	$(692)	$(564)

During 2020, the Company did not commute any treaties with non-affiliated reinsurers. In 2019 and 2018, the Company commuted reinsurance treaties with non-affiliated reinsurers, which resulted in increases in the Company’s pre-tax earnings of less than a million dollars.

The Company has an annuity Co/ModCo agreement with an affiliate, AIG Life of Bermuda, Ltd. (AIGB), in which AIGB reinsures certain deferred annuity contracts issued between 2003 and 2007. The agreement is such that the Company retains and controls assets held in relation to the related reserve. As of December 31, 2020 and 2019, the assets and liabilities resulting from the agreement and recorded in the accompanying financial statements were $6.0 billion and $6.5 billion, respectively. In 2020, 2019 and 2018, the Agreement decreased the Company’s pre-tax earnings by $1 million.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

16. FEDERAL INCOME TAXES

Recent U.S. Tax Law Changes

On December 22, 2017, the United States enacted Public Law 115-97, known as the Tax Cuts and Jobs Act (“the Tax Act”). The Tax Act reduced the statutory rate of U.S. federal corporate income tax to 21 percent and enacted numerous other changes impacting the Company.

The Tax Act includes provisions for Global Intangible Low-Taxed Income (“GILTI”), under which taxes on foreign income are imposed on the excess of a deemed return on tangible assets of foreign corporations and for Base Erosion and Anti-Abuse Tax (“BEAT”), under which taxes are imposed on certain base eroding payments to affiliated foreign companies. While the U.S. tax authorities issued formal guidance, including recently issued proposed and final regulations for BEAT and other provisions of the Tax Act, there are still certain aspects of the Tax Act that remain unclear and subject to substantial uncertainties. Additional guidance is expected in future periods. Such guidance may result in changes to the interpretations and assumptions the Company made and actions the Company may take, which may impact amounts recorded with respect to international provisions of the Tax Act, possibly materially. Consistent with accounting guidance, the Company treats BEAT as a period tax charge in the period the tax is incurred and has made an accounting policy election to treat GILTI taxes in a similar manner. No provision for income tax related to GILTI or BEAT was recorded as of December 31, 2020.

On March 27, 2020, the U.S. enacted the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act to mitigate the economic impacts of the COVID-19 crisis. The tax provisions of the CARES Act have not had and are currently not expected to have a material impact on the Company’s U.S. federal tax liabilities.

The following table presents the components of the net deferred tax assets and liabilities:

	December 31, 2020			December 31, 2019			Change

(in millions)	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
Gross DTA	$2,694	$1,968	$4,662	$2,353	$1,540	$3,893	$341	$428	$769
Statutory valuation allowance adjustment	-	-	-	-	-	-	-	-	-
Adjusted gross DTA	2,694	1,968	4,662	2,353	1,540	3,893	341	428	769
DTA non-admitted	1,505	1,968	3,473	1,348	1,540	2,888	157	428	585
Net admitted DTA	1,189	-	1,189	1,005	-	1,005	184	-	184
DTL	430	-	430	387	-	387	43	-	43
Total	$759	$-	$759	$618	$-	$618	$141	$-	$141

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following table presents the ordinary and capital DTA admitted assets as the result of the application of SSAP 101:

	December 31, 2020			December 31, 2019			Change

(in millions)	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
Admission calculation components
SSAP 101
Federal income taxes paid in prior years recoverable through loss carry backs	$-	$-	$-	$-	$-	$-	$-	$-	$-
Adjusted gross DTA expected to be realized (excluding amount of DTA from above) after application of the threshold limitation	759	-	759	618	-	618	141	-	141
1. Adjusted gross DTA expected to be realized following the reporting date	759	-	759	618	-	618	141	-	141
2. Adjusted gross DTA allowed per limitation threshold	-	-	1,329	-	-	1,145	-	-	184
Adjusted gross DTA (excluding the amount of DTA from above) offset by gross DTL	430	-	430	387	-	387	43	-	43
DTA admitted as the result of application of SSAP 101	$1,189	$-	$1,189	$1,005	$-	$1,005	$184	$-	$184

The following table presents the ratio percentage and amount of adjusted capital to determine the recovery period and threshold limitation amount:

	Years ended December 31,
($ in millions)	2020	2019
Ratio percentage used to determine recovery period and threshold limitation amount	777%	724%

Amount of adjusted capital and surplus used to determine recovery period and threshold limitation amount	$8,857	$7,636

The Company has no tax planning strategies used in the determination of adjusted gross DTA’s or net admitted DTA’s.

The Company’s planning strategy does not include the use of reinsurance.

The Company is not aware of any significant DTLs that are not recognized in the statutory financial statements.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following tables present the major components of the current income tax expense and net deferred tax assets (liabilities):

	Years Ended December 31,
(in millions)	2020	2019	2018
Current income tax expense
Federal	$961	$760	$513
Foreign	-	-	-
Subtotal	961	760	513
Federal income tax on net capital gains (losses)	316	81	(88)
Federal income tax incurred	$1,277	$841	$425

	Years Ended December 31,
(in millions)	2020	2019	Change
Deferred tax assets:
Ordinary:
Policyholder reserves	$1,255	$1,068	$187
Investments	14	27	(13)
Deferred acquisition costs	817	658	159
Fixed assets	407	377	30
Compensation and benefits accrual	42	48	(6)
Tax credit carryforward	123	141	(18)
Other (including items less than 5% of total ordinary tax assets)	36	34	2
Subtotal	2,694	2,353	341
Non-admitted	1,505	1,348	157
Admitted ordinary deferred tax assets	1,189	1,005	184
Capital:
Investments	1,968	1,540	428
Subtotal	1,968	1,540	428
Non-admitted	1,968	1,540	428
Admitted capital deferred tax assets	-	-	-
Admitted deferred tax assets	1,189	1,005	184
Deferred tax liabilities:
Ordinary:
Deferred and uncollected premium	104	92	12
Policyholder reserves	250	231	19
General expense	76	64	12
Subtotal	430	387	43
Capital:
Other (including items less than 5% of total capital tax liabilities)	-	-	-
Subtotal	-	-	-
Deferred tax liabilities	430	387	43
Net deferred tax assets	$759	$618	$141

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The change in net deferred income taxes is comprised of the following (this analysis is exclusive of non-admitted assets as the change in non-admitted assets and the change in net deferred income taxes are reported in separate components of capital and surplus):

	Years Ended December 31,
(in millions)	2020	2019	Change
Total adjusted deferred tax assets	$4,662	$3,893	$769
Total deferred tax liabilities	430	387	43
Net adjusted deferred tax assets	$4,232	$3,506	726
Tax effect of unrealized gains (losses)			124
Change in net deferred income tax			$850

The provision for incurred federal taxes is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The following table presents the significant items causing this difference:

	December 31, 2020		December 31, 2019		December 31, 2018
(in millions)	Amount	Effective Tax Rate	Amount	Effective Tax Rate	Amount	Effective Tax Rate
Income tax expense at applicable rate	$262	21.0%	$196	21.0%	$208	21.0%
Change in valuation adjustment	-	-	(220)	(23.6)	220	22.2
Amortization of interest maintenance reserve	111	8.9	71	7.6	(30)	(3.0)
Prior year return true-ups and adjustments	7	0.5	(60)	(6.4)	7	0.7
Surplus adjustments	62	5.1	(44)	(4.6)	8	0.8
Dividends received deduction	(20)	(1.6)	(29)	(3.1)	(20)	(2.1)
Other permanent adjustments	3	0.2	12	1.2	1	0.1
Disregarded entities	7	0.6	10	1.1	20	2.1
Change in non-admitted assets	(13)	(1.0)	4	0.4	(13)	(1.3)
LTIP Shortfall Deduction	7	0.6	-	-	-	-
Statutory income tax expense (benefit)	$426	34.3%	$(60)	(6.4)%	$401	40.5%

Federal income taxes incurred	$1,277	102.5%	$841	90.2%	$425	42.9%
Change in net deferred income taxes	(851)	(68.2)	(901)	(96.6)	(24)	(2.4)
Statutory income tax expense (benefit)	$426	34.3%	$(60)	(6.4)%	$401	40.5%

At December 31, 2020, the Company had the following foreign tax credits carryforwards:

(in millions)
Year Expires	Amount
2021	$8
2022	7
2023	1
2024	1
2025	-
Total	$17

At December 31, 2020, the Company had no operating loss carryforwards or capital loss carryforwards.

At December 31, 2020, the Company had an alternative minimum tax credit of $1 million.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

At December 31, 2020, the Company had the following general business credit carryforwards:

(in millions)
Year Expires	Amount
2025	$3
2026	6
2027	10
2028	13
2029	19
2030	38
2031	7
2032	8
Total	$104

At December 31, 2020, the Company had charitable contribution carryforwards less than a million dollars, which expire in 2021.

The following table presents income tax incurred that is available for recoupment in the event of future net losses:

(in millions)
December 31,	Capital
2018	$15
2019	183
2020	430
Total	$628

In general, realization of DTAs depends on a company’s ability to generate sufficient taxable income of the appropriate character within the carryforward periods in the jurisdictions in which the net operating losses and deductible temporary differences were incurred. In accordance with the requirements established in SSAP 101, the Company assessed its ability to realize DTAs of $4.7 billion and concluded that no valuation allowance was required at December 31, 2020. Similarly, the Company concluded that no valuation allowance was required on the DTAs of $3.9 billion at December 31, 2019.

The Company had no deposits admitted under Internal Revenue Code Section 6603.

The following table presents a reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits, excluding interest and penalties:

	Years Ended December 31,
(in millions)	2020	2019
Gross unrecognized tax benefits at beginning of year	$17	$17
Increases in tax position for prior years	-	-
Decreases in tax position for prior years	-	-
Gross unrecognized tax benefits at end of year	$17	$17

As of December 31, 2020 and 2019, the amounts of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate were $17 million and $17 million respectively.

Interest and penalties related to unrecognized tax benefits are recognized in income tax expense. At December 31, 2020 and 2019, the Company had accrued liabilities of $7.2 million and $6.5 million, respectively, for the payment of interest (net of the federal benefit) and penalties. In 2020, 2019 and 2018, the Company recognized expense of less than $1 million interest (net of the federal benefit) and penalties.

The Company regularly evaluates proposed adjustments by taxing authorities. At December 31, 2020, such proposed adjustments would not have resulted in a material change to the Company’s financial condition, although it is possible that the effect could be material to the Company’s results of operations for an individual reporting period. Although it is reasonably possible that a change in the balance of unrecognized tax benefits may occur within the next twelve months,

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

based on the information currently available, the Company does not expect any change to be material to its financial condition.

The Company is currently under Internal Revenue Service (IRS) examinations for the taxable years 2007 - 2013. Although the final outcome of possible issues raised in any future examination are uncertain, the Company believes that the ultimate liability, including interest, will not materially exceed amounts recorded in the financial statements. The Company’s taxable years 2007 - 2020 remain subject to examination by major tax jurisdictions.

The Company is not subject to the repatriation transition tax for the year ended December 31, 2020.

Alternative Minimum Tax Credit

(in thousands)	2020
(1) Gross AMT Credit Recognized as:
a. Current year recoverable	$2
b. Deferred tax asset (DTA)	1

(2) Beginning balance of AMT credit carryforward	$3
(3) Amounts recovered	2
(4) Adjustments	-
(5) Ending Balance of AMT credit carryforward (5=2-3-4)	1
(6) Reduction for sequestration	-
(7) Nonadmitted by reporting entity	1
(8) Reporting entity ending balance (8=5-6-7)	$-

The Company joins in the filing of a consolidated federal income tax return with AIG Parent.

The Company has a written agreement with AIG Parent under which each subsidiary agrees to pay AIG Parent an amount equal to the consolidated federal income tax expense multiplied by the ratio that the subsidiary’s separate return tax liability bears to the consolidated tax liability, plus one hundred percent of the excess of the subsidiary’s separate return tax liability over the allocated consolidated tax liability. AIG Parent agrees to pay each subsidiary for the tax benefits, if any, of net operating losses, net capital losses and tax credits which are not usable by the subsidiary but which are used by other members of the consolidated group.

The following table lists those companies that form part of the 2020 AIG consolidated federal tax return:

Company	Company	Company	Company	Company
A.I. Credit Corp.	AGC Life Insurance Company	AGL Loan Investments Corporation	AGLIC Investments Bermuda Limited	AH SLP 1094 San Lucas, LLC
AH SubGP 1000 Woodwind Lakes, LLC	AH SubGP 1007 Highland Meadow, LLC	AH SubGP 1020 Collingham, LLC	AH SubGP 1045 Montgomery, LLC	AH SubGP 1098 Green Pines, LLC

AH SubGP 1158 Flat Iron, LLC	AH SubGP 1170 Palms at Vero Beach, LLC	AH SubGP 1212 Painted Desert, LLC	AH SubGP 1248 North Vista, LLC	AH SubGP 1263 West Virginia, LLC

AH SubGP 1384 Woodglen, LLC	AH SubGP 1433 Magnolia, LLC	AH SubGP 1450 Timber, LLC	AH SubGP 1470 Palmetto, LLC	AH SubGP 1480 Eastmont Senior, LLC

AH SubGP 1535 Hunter’s Run, LLC	AH SubGP 1548 Walnut, LLC	AH SubGP 1551 Spanish Creek, LLC	AH SubGP 1597 Broadmoor, LLC	AH SubGP 1600 Rainer, LLC

AH SubGP 1631 Broadway, LLC	AH SubGP 1694 Sonoma, LLC	AH SubGP 245 Garland, LLC	AH SubGP 479 Sunrise, LLC	AH SubGP 516 Merrilltown, LLC

AH SubGP 641 McKinney Apartments, LLC	AH SubGP 665 Salinas Bay, LLC	AH SubGP 693 Parkland Pointe, LLC	AH SubGP 716 Villas of Mission Bend, LLC	AH SubGP 759 Parker Commons, LLC

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Company	Company	Company	Company	Company
AH SubGP 785 Mayfield, LLC	AH SubGP 787 North Knoll, LLC	AH SubGP 835 Whispering, LLC	AH SubGP 842 Huebner, LLC	AH SubGP 911 Mainland, LLC

AH SubGP 929 Collinwood, LLC	AH SubGP 936 Emmaus, LLC	AH SubGP 997 Maxey, LLC	AH SubGP Crestview Duplexes, LLC	AH SubGP GAG Gandolf, LLC

AH SubGP MDL, LLC	AIG Aerospace Adjustment Services, Inc.	AIG Aerospace Insurance Services, Inc.	AIG Asset Management (U.S.), LLC	AIG Asset Management EU CLO, LLC

AIG Assurance Company	AIG BG Holdings LLC	AIG Capital Corporation	AIG Capital Services, Inc.	AIG Claims, Inc.

AIG Commercial Equipment Finance, Inc.	AIG Consumer Finance Group, Inc.	AIG Credit (Europe) Corporation	AIG Credit Corp.	AIG Direct Insurance Services, Inc.

AIG Employee Services, Inc.	AIG FCOE, Inc.	AIG Federal Savings Bank	AIG Financial Products Corp.	AIG Fund Services, Inc.

AIG G5, Inc.	AIG Global Asset Management Holdings Corp.	AIG Global Capital Markets Securities, LLC	AIG Global Real Estate Investment Corp.	AIG Insurance Management Services, Inc.

AIG International Inc.	AIG Kirkwood, Inc.	AIG Korean Real Estate Development YH	AIG Life Holdings, Inc.	AIG Life of Bermuda, Ltd.

AIG Markets, Inc.	AIG Matched Funding Corp.	AIG Mortgage Capital, LLC	AIG North America, Inc.	AIG Partnership Holdings Corp.

AIG PC Global Services Inc.	AIG Procurement Services, Inc.	AIG Property Casualty Company	AIG Property Casualty U.S., Inc.	AIG Property Casualty, Inc.

AIG Realty, Inc.	AIG Securities Lending Corp.	AIG Shared Services	AIG Shared Services Corporation	AIG Specialty Insurance Company

AIG Spring Ridge I, Inc.	AIG Technologies, Inc.	AIG Technologies, Inc. (U.K. branch)	AIG Travel, Inc.	AIG Warranty Services of Florida, Inc.

AIG Warranty Services, Inc.	AIG WarrantyGuard, Inc.	AIG.COM, Inc.	AIG-FP Capital Preservation Corp.	AIG-FP Matched Funding Corp.

AIG-FP Pinestead Holdings Corp.	AIGGRE Dakota Springs Investor LLC	AIGGRE DC Ballpark Investor, LLC	AIGGRE Europe Real Estate Fund I	AIGGRE Livermore Longfellow Investor LLC

AIGGRE Market Street II LLC	AIGGRE North Getty Investor LLC	AIGGRE U.S. Real Estate Fund I	AIGGRE U.S. Real Estate Fund II	AIGGRE U.S. Real Estate Fund II GP, LLC

AIGGRE U.S. Real Estate Fund III	AIGGRE VISTA, LLC	AIGT Inc. Hong Kong Branch	AIU Insurance Company	Akita, Inc.

Alabaster Capital LLC	AlphaCat Capital Inc.	AM Holdings LLC	American Athletic Club, Inc.	American General Annuity Service Corporation

American General Assignment	American General Assignment Corporation	American General Insurance Agency, Inc.	American General Life Insurance Company	American General Life Services Company, LLC

American General Realty	American Home Assurance Company	American International Facilities Management	American International Group, Inc.	American International Realty Corporation

American International Reinsurance	Applewood Funding Corp.	Arthur J. Glatfelter Agency, Inc.	Barnegat Funding Corp.	Blackboard Customer Care Insurance Services

Blackboard Insurance Company	Blackboard Services, LLC	Blackboard Specialty Insurance Company	Blackboard U.S. Holdings, Inc.	CAP Investor 1, LLC

CAP Investor 2, LLC	CAP Investor 4, LLC	CAP Investor 5, LLC	CAP Investor 8, LLC	CAP Investor 10, LLC

CAP Investor 14, LLC	Charleston Bay SAHP Corp.	Commerce and Industry Insurance Company	Connective Mortgage Advisory Company	Crop Risk Services, Inc.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Company	Company	Company	Company	Company

Crossings SAHP Corp.	Design Professionals Association	DIL/SAHP Corp.	DSA P&C Solutions, Inc.	Eaglestone Reinsurance Company
Eastgreen, Inc.	First Principles Capital Management, LLC	Forest SAHP Corp.	Fortitude Group Holdings, LLC	Fortitude Group Services, Inc.
Fortitude Life & Annuity Solutions, Inc.	Fortitude Re Investments, LLC	Fortitude Reinsurance Company, Ltd.	Foundry Insurance Agency, Inc.	GIG of Missouri, Inc.
GIG Reinsurance Company, Ltd.	Glatfelter Claims Management, Inc.	Glatfelter Properties, LLC	Glatfelter Underwriting Services, Inc.	Grand Savannah SAHP Corp.
Granite State Insurance Company	Health Direct, Inc.	Illinois National Insurance Co.	Integrated Manufacturing Companies, Inc.	Knickerbocker Corporation

LBMA Equipment Services, Inc.	Lexington Insurance Company	Lexington Specialty Insurance Agency, Inc.	Livetravel, Inc.	LSTREET I, LLC
LSTREET II, LLC	MG Reinsurance Limited	MIP Mezzanine, LLC	MIP PE Holdings, LLC	Morefar Marketing, Inc.
Mt. Mansfield Company, Inc.	National Union Fire Insurance	National Union Fire Insurance Company	New Hampshire Insurance Company	PCG 2019 Corporate Member Limited
Pearce & Pearce, Inc.	Pine Street Real Estate Holdings Corp.	Prairie SAHP Corp.	Raptor Funding Corp.	Rialto Melbourne Investor LLC
Risk Specialists Companies	SA Affordable Housing, LLC	SA Investment Group, Inc.	SA SubGP 1000 Woodwind Lakes, LLC	SAAHP GP Corp.
SAFG Retirement Services, Inc.	SAHP GA III - SC LLC	SAI Deferred Compensation Holdings, Inc.	Sandstone (2016) Ltd.	SCSP Corp.

Service Net Solutions of Florida, LLC	Service Net Warranty, LLC	SLP Housing GPDNAC, LLC	SNW Insurance Agency, LLC	Spruce Peak Realty, LLC
Stowe Mountain Holdings, Inc.	Stratford Insurance Company	SubGen NT, Inc.	SunAmerica Affordable Housing Partners, Inc.	SunAmerica Asset Management, LLC
SunAmerica Fund Assets 104, LLC	SunAmerica Fund Assets 110, LLC	SunAmerica Fund Assets 112, LLC	SunAmerica Fund Assets 119, LLC	SunAmerica Fund Assets 150, LLC
SunAmerica Fund Assets 163, LLC	SunAmerica Fund Assets, LLC	SunAmerica Life Reinsurance Company	SunAmerica Retirement Markets, Inc.	Susquehanna Agents Alliance, LLC

The Glatfelter Agency, Inc.	The Insurance Company of the State of Pennsylvania	The United States Life Insurance Company of the City of New York	The Variable Annuity Life Insurance Company	Travel Guard Group, Inc.
Tudor Insurance Company	U G Corporation	VALIC Financial Advisors, Inc.	VALIC Retirement Services Company	Validus America, Inc.
Validus Re Americas (New Jersey), Inc.	Validus Reaseguros, Inc.	Validus Services, Inc.	Validus Specialty Underwriting Services, Inc.	Validus Specialty, LLC

Volunteer Firemen’s Insurance Services, Inc.	Webatuck Corp.	Westco Claims Management Services, Inc.	Westco Insurance Managers, Inc.	Western World Insurance Company
Western World Insurance Group, Inc.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

17. CAPITAL AND SURPLUS

RBC standards are designed to measure the adequacy of an insurer’s statutory capital and surplus in relation to the risks inherent in its business. The RBC standards consist of formulas that establish capital requirements relating to asset, insurance, business and interest rate risks. The standards are intended to help identify companies that are under-capitalized, and require specific regulatory actions in the event an insurer’s RBC is deficient. The RBC formula develops a risk-adjusted target level of adjusted statutory capital and surplus by applying certain factors to various asset, premium and reserve items. Higher factors are applied to more risky items and lower factors are applied to less risky items. Thus, the target level of statutory surplus varies not only because of the insurer’s size, but also on the risk profile of the insurer’s operations. At December 31, 2020, the Company exceeded RBC requirements that would require any regulatory action.

Dividends that the Company may pay to the Parent in any year without prior approval of the TDI are limited by statute. The maximum amount of dividends in a 12-month period, measured retrospectively from the date of payment, which the Company can pay without the Company obtaining the prior approval of the TDI is limited to the greater of: (1) 10 percent of the Company’s statutory surplus as regards to policyholders at the preceding December 31; or (2) the preceding year’s statutory net gain from operations. Additionally, unless prior approval of the TDI is obtained, dividends can only be paid out of the Company’s unassigned surplus. Subject to the TDI requirements, the maximum dividend payout that may be made in 2021 without prior approval of the TDI is $751 million. Dividend payments in excess of positive retained earnings are classified and reported as a return of capital.

Dividends are paid as determined by the Board of Directors and are noncumulative. The following table presents the dividends paid by the Company during 2020, 2019 and 2018:

Date	Type	Cash or Non-cash	Amount (in millions)
2019
March 28, 2019	Extraordinary	Cash	$330
June 26, 2019	Extraordinary	Cash	330
September 25, 2019	Ordinary	Cash	230
2018
March 27, 2018	Extraordinary	Cash	$337
June 26, 2018	Extraordinary	Cash	680
September 24, 2018	Extraordinary	Cash	680

The Company’s cumulative preferred stock has an $80 dividend rate and is redeemable at $1,000 per share. The holder of this stock, the Parent, is entitled to one vote per share. The company paid no dividends to its parent in 2020.

18. RETIREMENT PLANS AND SHARE-BASED AND DEFERRED COMPENSATION PLANS

The Company does not directly sponsor any defined benefit or defined contribution plans and does not participate in any multi-employer plans.

Employee Retirement Plan

The Company’s employees participate in various AIG Parent-sponsored defined benefit pension and postretirement plans. AIG Parent, as sponsor, is ultimately responsible for the maintenance of these plans in compliance with applicable laws. The Company is not directly liable for obligations under these plans; its obligation results from AIG Parent’s allocation of the Company’s share of expenses from the plans based on participants’ earnings for the pension plans and on estimated claims less contributions from participants for the postretirement plans.

Effective January 1, 2016, the U.S. defined benefit pension plans were frozen. Consequently, these plans are closed to new participants and current participants no longer earn benefits. However, interest credits continue to accrue on the

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

existing cash balance accounts and participants are continuing to accrue years of service for purposes of vesting and early retirement eligibility and subsidies as they continue to be employed by AIG Parent and its subsidiaries.

The following table presents information about employee-related costs (expense credits) allocated to the Company:

	Years ended December 31,
(in millions)	2020	2019	2018
Defined benefit plans	$(10)	$(2)	$(12)
Postretirement medical and life insurance plans	1	1	1
Total	$(9)	$(1)	$(11)

Defined Contribution Plan

AIG Parent sponsors a 401(k) plan which provides for pre-tax salary reduction contributions by its U.S. employees. The Company made matching contributions of 100 percent of the first six percent of participant contributions, subject to IRS-imposed limitations.

Effective January 1, 2016, AIG Parent provides participants in the plan an additional fully vested, non-elective, non-discretionary employer contribution equal to three percent of the participant’s annual base compensation for the plan year, paid each pay period regardless of whether the participant currently contributes to the plan, and subject to the IRS-imposed limitations.

The Company’s pre-tax expense associated with this plan was $27 million, $28 million and $27 million in 2020, 2019 and 2018, respectively.

Share-based and Deferred Compensation Plans

AIG sponsors Long Term Incentive Plans (“LTIP”) that provide for annual awards to certain employees, including senior executive officers and other highly compensated employees that may be a combination of one or more of the following units: performance share units (“PSUs”), restricted stock units (“RSUs”), or stock options.

The number of PSUs issued on the grant date (the target) provides the opportunity for the LTIP participant to receive shares of AIG Common Stock based on AIG achieving specified performance goals at the end of a three-year performance period. These performance goals are pre-established by AIG’s Compensation and Management Resources Committee for each annual grant and may differ from year to year. The actual number of PSUs earned can vary from zero to 200 percent of the target for the 2020, 2019 and 2018 awards, depending on AIG’s performance relative to a specified peer group and/or the outcome of pre-established financial goals, as applicable. RSUs and stock options are earned based on continued service by the participant.

Vesting occurs on January 1 of the year immediately following the end of the three-year performance period. For awards granted prior to 2017, vesting occurs in three equal installments beginning on January 1 of the year immediately following the end of a performance period and January 1 of each of the next two years. Recipients must be employed at each vesting date to be entitled to share delivery, except upon the occurrence of an accelerated vesting event, such as an involuntary termination without cause, disability, retirement eligibility or death during the vesting period.

LTI awards accrue dividend equivalent units (“DEUs”) in the form of additional PSUs and/or RSUs whenever a cash dividend is declared on shares of AIG Common Stock; the DEUs are subject to the same vesting terms and conditions as the underlying unit.

The Company receives an allocation from AIG for these expenses. The Company recognized compensation expenses of $22 million, $27 million and $28 million as of December 31, 2020, 2019 and 2018, respectively, based on the value of AIG’s common stock on the date of grant of which all was recharged to related parties.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Modification of LTI Awards

During the third quarter of 2019, the Company added a modifier to the 2019 performance share units awarded to certain senior executives to cap payout at 100 percent of target if our total shareholder return for the three-year performance period is below peer median. The Company did not recognize any incremental compensation expense as a result of this modification. During the third quarter of 2020, the Company reduced the performance goals from three to two metrics for the 2018 LTI and 2019 LTI awards for certain PSU recipients.

19. DEBT

The Company is a member of the Federal Home Loan Bank (FHLB) of Dallas. The Company’s interest in the stock of FHLB of San Francisco was redeemed on March 24, 2016.

Membership with the FHLB provides the Company with collateralized borrowing opportunities, primarily as an additional source of liquidity or for other uses deemed appropriate by management. The Company’s ownership in the FHLB stock is reported as common stock. Pursuant to the membership terms, the Company elected to pledge such stock to the FHLB as collateral for the Company’s obligations under agreements entered into with the FHLB.

Cash advances obtained from the FHLB are reported in and accounted for as borrowed money. The Company may periodically obtain cash advances on a same-day basis, up to a limit determined by management and applicable laws. The Company is required to pledge certain mortgage-backed securities, government and agency securities and other qualifying assets to secure advances obtained from the FHLB. To provide adequate collateral for potential advances, the Company has pledged securities to the FHLB in excess of outstanding borrowings. Upon any event of default by the Company, the recovery by the FHLB would generally be limited to the amount of the Company’s liability under advances borrowed. The Company’s net borrowing capacity as of December 31, 2020 is $1.4 billion.

The following table presents the aggregate carrying value of stock held with the FHLB of Dallas and the classification of the stock:

	December 31,
(in millions)	2020	2019
Membership stock - Class B	$7	$7
Activity stock	129	129
Excess stock	2	6
Total	$138	$142

Actual or estimated borrowing capacity as determined by the insurer	$4,560	$5,296

The Company did not hold any Class A at December 31, 2020 or 2019.

The following table presents the amount of collateral pledged, including FHLB common stock held, to secure advances from the FHLB:

	December 31, 2020		December 31, 2019
(in millions)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Amount pledged	$3,570	$3,810	$3,697	$3,812

Maximum amount pledged during reporting period	4,398	4,609	3,908	3,928

The Company’s borrowing capacity determined quarterly based upon the borrowing limit imposed by statute in the state of domicile.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following table presents the outstanding funding agreements and maximum borrowings from the FHLB:

	December 31,
(in millions)	2020	2019
Amount outstanding	$3,148	$3,148

Maximum amount borrowed during reporting period	$3,148	$3,148

While the funding agreements are presented herein to show all amounts received from FHLB, the funding agreements are treated as deposit-type contracts, consistent with the other funding agreements for which the Company’s intent is to earn a spread and not to fund operations. The Company had no debt outstanding with the FHLB at December 31, 2020 or 2019.

The following table reflects the principal amounts of the funding agreements issued to the FHLB:

(in millions)
Funding Agreements	Date Issued	Amounts
10-year floating rate	February 15, 2018	$1,148
10-year floating rate	February 15, 2018	1,277
10-year floating rate	February 15, 2018	175
10-year floating rate	February 6, 2018	87
10-year floating rate	January 25, 2018	31
10-year floating rate	January 13, 2017	57
10-year floating rate	February 1, 2017	67
7-year floating rate	May 24, 2017	52
10-year floating rate	June 15, 2016	254

20. COMMITMENTS AND CONTINGENCIES

Commitments

The Company had commitments to provide funding to various limited partnerships totaling $2.9 billion and $3.1 billion at December 31, 2020 and 2019, respectively. The commitments to invest in limited partnerships and other funds may be called at the discretion of each fund, as needed and subject to the provisions of such fund’s governing documents, for funding new investments, follow-on investments and/or fees and other expenses of the fund. Of the total commitments at December 31, 2020, $1.2 billion are currently expected to expire in 2021, and the remainder by 2023 based on the expected life cycle of the related funds and the Company’s historical funding trends for such commitments.

At December 31, 2020 and 2019, the Company had $1.8 billion and $1.8 billion, respectively, of outstanding commitments related to various funding obligations associated with its investments in commercial mortgage loans. Of the total current commitments, $472 million are expected to expire in 2021 and the remainder by 2050, based on the expected life cycle of the related loans and the Company’s historical funding trends for such commitments.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The Company has various long-term, noncancelable operating leases, primarily for office space and equipment, which expire at various dates over the next several years. At December 31, 2020, the future minimum lease payments under the operating leases are as follows:

(in millions)
2021	$17
2022	16
2023	13
2024	7
2025	6
Remaining years after 2025	6
Total	$65

Rent expense was $19 million, $18 million and $17 million in 2020, 2019 and 2018, respectively.

Contingencies

Legal Matters

Various lawsuits against the Company have arisen in the ordinary course of business. The Company believes it is unlikely that contingent liabilities arising from such lawsuits will have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Regulatory Matters

All fifty states and the District of Columbia have laws requiring solvent life insurance companies, through participation in guaranty associations, to pay assessments to protect the interests of policyholders of insolvent life insurance companies. These state insurance guaranty associations generally levy assessments, up to prescribed limits, on member insurers in a particular state based on the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Such assessments are used to pay certain contractual insurance benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. The Company accrues liabilities for guaranty fund assessments when an assessment is probable and can be reasonably estimated. The Company estimates the liability using the latest information available from the National Organization of Life and Health Insurance Guaranty Associations. While the Company cannot predict the amount and timing of any future guaranty fund assessments, the Company has established reserves it believes are adequate for assessments relating to insurance companies that are currently subject to insolvency proceedings.

The Company accrued $41 million and $41 million for these guarantee fund assessments at December 31, 2020 and 2019, respectively. The Company has recorded receivables of $31 million and $33 million at December 31, 2020 and 2019, respectively, for expected recoveries against the payment of future premium taxes.

During 1997 and 1998, the Company participated in a workers’ compensation underwriting pool with a third party insurance company. Both companies share equally in the pool. Collectively, the workers’ compensation business is assumed from over 50 ceding companies and retro-ceded to 15 programs. The business covers risks primarily from the 1997 and 1998 underwriting years but also includes risk from the 1996 underwriting year. There were no reinsurance recoverables on claim liabilities and reserves included in these financial statements related to the workers’ compensation business at both December 31, 2020 and 2019. While not included in these statutory financial statements, the Company is contingently liable for losses incurred by its 50 percent pool participant should that third party become insolvent or otherwise unable to meet its obligations under the pool agreement.

At December 31, 2020 and 2019, the Company had admitted assets of $234 million and $156 million, respectively, in premiums receivable due from policyholders (or agents). The Company routinely evaluates the collectability of these

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

receivables. Based upon Company experience, the potential for any loss is not believed to be material to the Company’s financial condition.

During 2020 and 2019, the Company wrote accident and health insurance premiums that were subject to the risk-sharing provisions of the Affordable Care Act (ACA). However, the Company had no balances for the risk corridors program due to exclusion from the program. There was no financial impact of risk-sharing provisions on assets, liabilities or operations, related to the Permanent ACA Risk Adjustment Program. In addition, there was no financial impact of risk-sharing provisions on assets and liabilities related to the Transitional ACA Reinsurance Program. Under this program, the Company has recorded an insignificant amount in reinsurance recoveries due to ACA Reinsurance payments.

Various federal, state or other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, subpoenas, investigations, market conduct exams or other regulatory inquiries. Based on the current status of pending regulatory examinations, investigations, and inquiries involving the Company, the Company believes it is not likely that these regulatory examinations, investigations, or inquiries will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

The Company provides products and services that are subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA), or the Internal Revenue Code of 1986, as amended (the Internal Revenue Code). Plans subject to ERISA include certain pension and profit sharing plans and welfare plans, including health, life and disability plans. As a result, the Company’s activities are subject to the restrictions imposed by ERISA and the Internal Revenue Code, including the requirement under ERISA that fiduciaries must perform their duties solely in the interests of ERISA plan participants and beneficiaries, and that, fiduciaries may not cause a covered plan to engage in certain prohibited transactions. The applicable provisions of ERISA and the Internal Revenue Code are subject to enforcement by the DOL, the Internal Revenue Service (IRS) and the Pension Benefit Guaranty Corporation.

The Company and its distributors are subject to laws and regulations regarding the standard of care applicable to sales of its products and the provision of advice to its customers. In recent years, many of these laws and regulations have been revised or reexamined while others have been newly adopted. The Company continues to closely follow these legislative and regulatory activities. Changes in standard of care requirements or new standards issued by governmental authorities, such as the DOL, the SEC, the NAIC or state regulators and/or legislators, may affect the Company’s businesses, results of operations and financial condition. While the Company cannot predict the long-term impact of these legislative and regulatory developments on the Company’s business, the Company believes its diverse product offerings and distribution relationships position the Company to compete effectively in this evolving marketplace.

The SECURE Act (Setting Every Community Up for a Retirement Enhancement Act) includes a number of provisions aimed at increasing retirement savings, including repealing the maximum age for traditional IRA contributions, increasing the age for required minimum distributions from retirement accounts and incentivizing small businesses to start new retirement plans for employees. SECURE Act was signed into law as part of broader federal legislation on December 20, 2019, with many provisions effective January 1, 2020. Some of the changes in law made by the SECURE Act are complex and still require further regulatory guidance. We have implemented new processes and procedures, where needed, designed to comply with the new requirements.

Business Interruption Insurance Recoveries

The Company did not receive any business interruption insurance recoveries during the periods covered by this statement.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

21. RELATED PARTY TRANSACTIONS

Events Related to AIG Parent

On October 26, 2020, AIG announced its intention to separate its Life & Retirement business from AIG. No decisions have yet been made regarding the structure of the proposed initial disposition of up to a 19.9% interest in the Life and Retirement business. In addition, any separation transaction will be subject to the satisfaction of various conditions and approvals, including approval by the AIG Board of Directors, receipt of insurance and other required regulatory approvals, and satisfaction of any applicable requirements of the Securities and Exchange Commission. No assurance can be given regarding the form that a separation transaction may take or the specific terms or timing thereof, or that a separation will in fact occur. For further information regarding AIG’s announcement, please refer to AIG’s Form 10-K for the year ended December 31, 2020.

AIG Parent continues to execute initiatives focused on organizational simplification, operational efficiency, and business rationalization. In keeping with AIG’s broad and ongoing efforts to transform for long-term competitiveness, AIG Parent recognized restructuring costs of $435 million, $218 million and $395 million of pre-tax restructuring and other costs in 2020, 2019 and 2018, respectively, primarily comprised of employee severance charges.

CARES Act

On March 27, 2020, the U.S. enacted the Coronavirus Aid, Relief, and Economic Security (CARES) Act to mitigate the economic impacts of the COVID-19 crisis. This legislation contains multiple provisions, including some that provide greater access to assets held in tax-qualified retirement plans and IRAs for qualifying individuals, which have relevance to the products and services offered by the Company. The relief provided in the CARES Act includes, among others, temporary liberalization of access to distributions and loans, and loan repayment suspension, for eligible individuals in many defined contribution retirement plans; a waiver of the 10% additional tax on qualifying distributions which otherwise applies to early distributions (generally, prior to age 59 1⁄2) from retirement plans and IRAs; and a temporary waiver of required minimum distributions due to be taken in 2020 from retirement plans and IRAs. The Company has implemented an array of forms, processes and procedures to assist in making these provisions available to plan sponsors, plan participants and IRA owners. All of these temporary provisions expired by the end of 2020. Any additional liberalization would require enactment of new legislation.

COVID-19

The impact of COVID-19 crisis is evolving rapidly and will depend upon the scope and duration of the crisis as well as the actions taken by governments, regulators and other third parties in response, all of which are highly uncertain at this time. Please refer to AIG’s Form 10-K for the year ended December 31, 2020, for additional information regarding the impact of this event on AIG and its businesses.

Specific to AIG’s Life & Retirement segment, which includes the Company’s businesses, the most significant impacts relating to COVID-19 have been the impact of interest rate and equity market levels on spread and fee income, and adverse mortality. Additionally, we have a diverse investment portfolio with material exposures to various forms of credit risk. Because of the far reaching economic impacts of COVID-19, it is likely that there will be continued impact on the value of the portfolio; however, at this point in time, uncertainty surrounding the duration and severity of the COVID-19 crisis make the short-term or long-term financial impact difficult to quantify. Our management is actively monitoring the Company’s claims activity and evaluating the potential direct and indirect impacts that COVID-19 may have on the Company’s businesses, operations and investments (including resulting from accommodations if any we may provide to our clients during this crisis).

Additional information on AIG Parent is publicly available in AIG Parent’s regulatory filings with the SEC, which can be found at www.sec.gov. Information regarding AIG Parent as described herein is qualified by regulatory filings AIG Parent files from time to time with the SEC.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Selkirk Transactions

During 2013 and 2014, the Company entered into securitization transactions in which portfolios of the Company’s commercial mortgage loans were transferred to special purpose entities, with the Company retaining a significant beneficial interest in the securitized loans. As consideration for the transferred loans, the Company received beneficial interests in certain special purpose entities and cash proceeds from the securitized notes issued to third party investors by other special purpose entities. The transfer was accounted for as a sale and the Company derecognized the commercial mortgage loans transferred. The beneficial interests in loan-backed and structured securities and equity interests received by the Company were initially recognized at fair value as unaffiliated investments, as these securities are non-recourse to the issuer, and interest and principal payments are dependent upon the cash flows from the underlying unaffiliated mortgage loans.

Lighthouse VI

During 2013, the Company, along with an affiliate, executed three transactions in which a portfolio of securities was, in each transaction, transferred into a newly established Common Trust Fund (CTF) in exchange for proportionate interests in all assets within each CTF as evidenced by specific securities controlled by and included within the Company’s Representative Security Account (RSA).

In each transaction, a portion of the Company’s securities were transferred to the RSA of the affiliate, VALIC, in exchange for other VALIC securities.

During 2015, the Company transferred securities to two separate CTFs, of which 20% were then transferred to the RSA of VALIC. The transfer was accounted for as a sale by the Company to VALIC. The remaining 80% of the securities were transferred to the Company’s RSA.

Ambrose

During 2013 and 2014, the Company entered into securitization transactions in which the Company transferred portfolios of high grade corporate securities, and structured securities acquired from AIG, to newly formed special purpose entities (the Ambrose entities). As consideration for the transferred securities, the Company received beneficial interests in tranches of structured securities issued by each Ambrose entity. These structured securities were designed to closely replicate the interest and principal amortization payments of the transferred securities.

The Ambrose entities received capital commitments from a non-U.S. subsidiary of AIG, which are guaranteed by AIG. Pursuant to these capital commitments, the promissor will contribute funds to the respective Ambrose entity upon demand.

These capital commitments received by the Ambrose entities range from $300 million to $400 million per entity.

American Home and National Union Guarantees

The Company has a General Guarantee Agreement with American Home Assurance Company (American Home), an indirect wholly owned subsidiary of AIG Parent. Pursuant to the terms of this agreement, American Home has unconditionally and irrevocably guaranteed insurance policies the Company issued between March 3, 2003 and December 29, 2006.

The Company, as successor-in-interest to American General Life and Accident Insurance Company (AGLA) has a General Guarantee Agreement with American Home. Pursuant to the terms of this agreement, American Home has unconditionally and irrevocably guaranteed policies of insurance issued by AGLA between March 3, 2003 and September 30, 2010.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The Company, as successor-in-interest to SunAmerica Annuity and Life Assurance Company (SAAL) and SunAmerica Life Insurance Company (SALIC) has a General Guarantee Agreement with American Home. Pursuant to the terms of this agreement, American Home has unconditionally and irrevocably guaranteed policies of insurance issued by SAAL and SALIC between January 4, 1999 and December 29, 2006.

The Company, as successor-in-interest to American General Life Insurance Company of Delaware, formerly known as AIG Life Insurance Company (AIG Life), has a General Guarantee Agreement with National Union Fire Insurance Company of Pittsburg, Pa. (National Union), an indirect wholly owned subsidiary of AIG Parent. Pursuant to the terms of this agreement, National Union has unconditionally and irrevocably guaranteed insurance policies issued by AIG Life between July 13, 1998 and April 30, 2010.

American Home’s and National Union’s audited statutory financial statements are filed with the SEC in the Company’s registration statements for variable products that are subject to the Guarantees.

Cut-Through Agreement

The Company and AIG Life of Bermuda, Ltd. (“AIGB”) entered into a Cut-through Agreement in which insureds, their beneficiaries and owners were granted a direct right of action against the Company in the event AIGB becomes insolvent or otherwise cannot or refuses to perform its obligations under certain life insurance policies issued by AIGB. The Cut-through Agreement was approved by the TDI. The amount of the retained liability on AIGB’s books related to this agreement was approximately $330,000 at December 31, 2020 and 2019. The Company believes the probability of loss under this agreement is remote. No liability has been recognized in relation to this guarantee due to immateriality.

Affiliate Transactions

During the year ended December 31, 2020, the Company purchased or sold securities, at fair market value, from or to one or more of its affiliates in the ordinary course of business. For additional information regarding purchase and sale transactions involving the Company with an affiliate, please refer to the Company’s Annual Registration Statement and monthly amendments filed with the TDI.

Effective January 1, 2011, AGL entered into a Reinsurance Agreement (AGL-1101) with AGC Life pursuant to which certain blocks of life business issued by AGL were ceded to AGCL. The Reinsurance Agreement was non-disapproved by the TDI and Missouri Department of Insurance. Amendment 29 to the reinsurance agreement was approved by the TDI and MDOI effective December 31, 2020 to add certain term and universal life policies issued by AGL on or after January 1, 2020 to the reinsurance agreement. Amendment 29 will be closed to new business as of December 31, 2021.

On June 2, 2020, in connection with AIG Parent’s completion of the sale of a majority of the interests in Fortitude Group Holdings, LLC, the Company executed an Amended and Restated Modified Coinsurance Agreement (the “Amended and Restated ModCo”) with Fortitude Reinsurance Company, Ltd. (“Fortitude”) with an effective date of June 1, 2020. Fortitude is a wholly owned subsidiary of Fortitude Group Holdings, LLC. The Amended and Restated ModCo amends and restates the Modified Coinsurance Agreement previously executed by the Company with Fortitude in February 2018. Following AIG Parent’s completion of the aforementioned sale, Fortitude is no longer an affiliate of the Company.

On January 2, 2020, AGL sold its Houston Campus properties to an affiliate, 2929 REH, a newly formed limited liability company incorporated in the state of Texas. 2929 REH is owned by AIG Life Holdings, Inc. and Knickerbocker Corporation, a Texas corporation wholly owned by AIG Life Holdings, Inc. The sale of the properties is treated as a sale and leaseback transaction pursuant to SSAP 22R. The gain on sale of $253 million was recognized directly to special surplus funds and will be subsequently amortized to unassigned surplus over a 10 year period. Amortization for the period ending December 31, 2020 was $25 million.

AIG Life Holdings, Inc. issued two senior promissory notes to AGL in the amount of $150 million and $200 million (“2019 Promissory Notes”), respectively in exchange for cash. Each of the promissory notes was supported by a guarantee issued by AIG Parent for the benefit of AGL, with maturity dates of five and four years respectively and interest rates of

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

2.52% and 2.40% per year respectively. On December 30, 2019, the TDI issued a letter allowing AGL to record the total amounts due under each promissory note as an admitted asset for the period ending March 31, 2020 and in each subsequent quarter thereafter subject to certain conditions and in accordance with applicable provisions of SSAP 25.

In January 2019, AGL and several of its U.S. insurance company affiliates established AIGGRE U.S. Real Estate Fund III, LP (“U.S. Fund III”), a real estate investment fund managed by AIGGRE. At the closing of U.S. Fund III on January 2, 2019, the Company made a capital commitment to the fund of up to $655 million, which represents approximately 43.7% equity interests in the fund. In connection with the closing of U.S. Fund III, the Company contributed to the fund its interests in certain real estate equity investments with an aggregate fair value of approximately $142.5 million and received a cash payment of approximately $39 million. In December 2020, AGL and several of its U.S. insurance company affiliates sold a portion of their equity interests in U.S. Fund III to third parties. AGL sold equity interests in the fund representing approximately 9.2% of U.S. Fund III to the third parties for a purchase price of approximately $73.2 million. At the close of the sale to the third parties, a portion of the purchase price was paid in cash and the remainder is being paid based on the terms of loan agreements between AGL and the third parties. As of December 31, 2020, after the sale to third parties, the Company’s unfunded capital commitment to U.S. Fund III was approximately $128 million.

In March 2019, the Company and several of its U.S. insurance company affiliates established AIGGRE Europe Real Estate Fund II, LP (“Europe Fund II), a real estate investment fund managed by AIGGRE. In connection with the closing of Europe Fund II, the Company made a capital commitment to the fund of up to $223.4 million (representing an approximately 48.3% equity interest therein), and contributed to the fund a combination of the Company’s interests in certain real estate equity investments (with an aggregate fair value of approximately $6.8 million) and cash (approximately $10.6 million). The Company’s unfunded capital commitment to Europe Fund II upon closing of the fund was approximately $206 million.

In 2018, AGLIC Investments Bermuda Limited, a Bermuda corporation (“AGLIC Bermuda”) was formed by the Company as an investment subsidiary under Texas Insurance Code Section 823.255. The Company made capital contributions of $320 million, $297 million and $105 million in 2020, 2019 and 2018, respectively. AGLIC Bermuda made distributions to the Company of $8 million in 2020 and $0 for 2019 and 2018.

In 2018, the Company and several of its U.S. insurance company affiliates restructured their respective ownership interests in certain real estate equity investments previously originated by an affiliate, AIG Global Real Estate Investment Corp. (including its investment management affiliates, “AIGGRE”), by contributing such interests to three separate real estate investment funds managed by AIGGRE: AIGGRE U.S. Real Estate Fund I, LP (“U.S. Fund I”), AIGGRE U.S. Real Estate Fund II, LP (“U.S. Fund II” and, together with U.S. Fund I, the “U.S. Funds”), and AIGGRE Europe Real Estate Fund I S.C.SP (“Europe Fund I”). The U.S. Funds each closed on November 1, 2018. In connection with the closing of U.S. Fund I, the Company made a capital commitment to the fund of up to $288 million (representing an approximately 24% equity interest therein), and contributed to the fund a combination of the Company’s interests in certain real estate equity investments (with an aggregate fair value of approximately $150.8 million) and cash (approximately $41.7 million). In connection with the closing of U.S. Fund II, the Company made a capital commitment to the fund of up to $675 million (representing approximately 25% equity interest therein), and contributed to the fund the Company’s interests in certain real estate equity investments with an aggregate fair value of approximately $527.4 million and received a cash payment from the fund of approximately $7.4 million. Further, Europe Fund I closed on November 2, 2018. In connection with the closing of Europe Fund I, the Company made a capital commitment to the fund of up to $189.1 million (representing an approximately 29% equity interest therein) and contributed to the fund the Company’s interests in certain real estate equity investments with an aggregate fair value of approximately $143 million and received a cash payment from the fund of approximately $18.9 million.

As a result of these transactions, the Company received equity in the Funds equaling the fair value of the assets transferred. The transfer is accounted for at fair value with any gain deferred until permanence of transfer of risk and rewards can be established. Any loss is recognized immediately, if any. The difference between the carrying value of the assets transferred and consideration received is recorded as a basis difference, which will be admitted subject to applicable limits and amortized over the duration of the Funds.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

At December 31, 2020, the Company’s unfunded capital commitment to U.S. Fund I, U.S. Fund II, U.S Fund III, Europe Fund I and Europe Fund II were approximately $90.7 million, $93.2 million, $128 million, $57.9 million and $229.9 million, respectively.

At December 31, 2019, the Company’s unfunded capital commitment to U.S. Fund I, U.S. Fund II, U.S Fund III, Europe Fund I and Europe Fund II were approximately $93.9 million, $104.3 million, $396.9 million, $52.7 million and $249.9 million, respectively.

At December 31, 2018, the Company’s unfunded capital commitment to U.S. Fund I, U.S. Fund II and Europe Fund I were approximately $94.9 million, $145.5 million and $86 million, respectively.

In February 2018, the Company executed a Modified Coinsurance (ModCo) Agreement with Fortitude Reinsurance Company, Ltd (FRL), (formerly DSA Reinsurance Company Limited), an AIG subsidiary and registered Class 4 and Class E reinsurer in Bermuda. See Note 15 for additional information regarding this reinsurance transaction.

In October 2017, the Company’s subsidiary, AIG Home Loan 2, transferred a portfolio of U.S. residential mortgage loans with a carrying value of $410 million to a newly formed special purpose vehicle. The transaction involved securitization of the transferred loans and the special purpose vehicle issued residential mortgage-backed securities. The residential mortgage-backed securities purchased by the Company from the special purpose vehicle are accounted for as non-affiliated securities and are valued and reported in accordance with the designation assigned by the NAIC Securities Valuation Office and SSAP 43 - Revised – Loan-Backed and Structured Securities.

In May 2017, the Company’s wholly owned subsidiary, AIG Home Loan 2, LLC, transferred certain residential mortgage loans (RMLs) to the Company as a return of capital distribution. The RMLs were recorded by the Company in the amount of $1.5 billion, which was the loans’ adjusted carrying value at the time of transfer. Prior to the transfer, the RMLs were indirectly owned by the Company through its investment in AIG Home Loan 2, LLC, which was reported on Schedule BA. After the transfer, the RMLs are directly owned by the Company and reported as Schedule B assets.

In February 2017, the Company purchased commercial mortgage loans from certain affiliated AIG domestic property casualty insurance companies for initial cash consideration totaling approximately $843 million, based on the outstanding principal balance of each loan, which was ultimately trued up to fair value based on underlying property appraisals and valuations.

In January and February 2017, the Company purchased investment grade private placement bonds from certain affiliated AIG domestic property casualty insurance companies, at fair market value, for cash consideration totaling approximately $425 million.

Financing Agreements

On January 1, 2015, the Company and certain of its affiliates entered into a revolving loan facility with AIG Parent, in which the Company and each such affiliate can borrow monies from AIG Parent subject to certain terms and conditions. Principal amounts borrowed under this facility may be repaid and re-borrowed, in whole or in part, from time to time, without penalty. However, the total aggregate amount of loans borrowed by all borrowers under the facility cannot exceed $500 million. The loan facility also sets forth individual borrowing limits for each borrower, with the Company’s maximum borrowing limit being $500 million.

At both December 31, 2020 and 2019, the Company did not have notes payable balance outstanding under this facility.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Investments in Subsidiary, Controlled and Affiliated

The following table presents information regarding the Company’s investments in non-insurance SCA entities as of December 31, 2020:

(in millions)	Gross Amount	Non-admitted Amount	Admitted Asset Amount	Date of NAIC Filing
AIG Inc	$4	$-	$4	June 16, 2020
AGLIC INVESTMENTS BERMUDA LTD.	719	-	719	October 13, 2020
AGL LOAN INVESTMENTS CORPORATION	80	-	80	May 7, 2020
AIG Direct - SER B	4	4	-	NA
AIG Direct - SER A	4	4	-	NA
AIG Direct - NON VOTING	1	1	-	NA
UG Corp COM	2	2	-	NA
AIG LIFE FUNDS HLDGS LTD	22	-	22	December 17, 2020
Sunamerica Affordable Housing LLC	71	71	-	NA
SunAmerica Asset Management LLC	786	-	786	NA
Selkirk No. 1 Investments	9	-	9	NA
Selkirk No. 3A Investments	3	-	3	NA
AIGGRE U.S. Real Estate Fund II, LP	272	-	272	NA
AIGGRE U.S. Real Estate Fund III, LP	292	-	292	NA
AIGGRE Europe Real Estate Fund I S.C.SP	65	-	65	NA
AIGGRE U.S. Real Estate Fund I, LP	64	-	64	NA
AIGGRE Europe Real Estate Fund II LR Feeder, LLC	86	-	86	NA
Total	$2,484	$82	$2,402

Operating Agreements

The Company has investments in a Liquidity Pool in which funds are managed by an affiliate, AIG Parent Capital Management Corporation, in the amount of $823 million and $446 million at December 31, 2020 and 2019, respectively. These funds were reclassified in 2020 to cash equivalents from short-term investments per NAIC guidelines.

Pursuant to service and expense agreements, AIG and affiliates provide, or cause to be provided, administrative, marketing, investment management, accounting, occupancy, and data processing services to the Company. The allocation of costs for services is based generally on estimated levels of usage, transactions or time incurred in providing the respective services. Generally, these agreements provide for the allocation of costs upon either the specific identification basis or a proportional cost allocation basis which management believes to be reasonable. In all cases, billed amounts pursuant to these agreements do not exceed the cost to AIG or the affiliate providing the service. The Company was charged $100 million and $88 million, as part of the cost sharing expenses attributed to the Company but incurred by AIG and affiliates in 2020 and 2019, respectively. The Company is also party to several other service and/or cost sharing agreements with its affiliates. The Company was charged $43 million, $86 million and $106 million under such agreements for expenses attributed to the Company but incurred by affiliates in 2020, 2019 and 2018, respectively.

Pursuant to an amended and restated investment advisory agreement, the majority of the Company’s invested assets are managed by an affiliate. The investment management fees incurred were $119 million in 2020, $111 million in 2019 and $104 million in 2018, respectively.

The majority of the Company’s Swap agreements are entered into with an affiliated counterparty, AIG Markets, Inc. (See Note 7).

Other

The Company engages in structured settlement transactions, certain of which involve affiliated property and casualty insurance companies that are subsidiaries of AIG Parent. In a structured settlement arrangement, a property and

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

casualty insurance policy claimant has agreed to settle a casualty insurance claim in exchange for fixed payments over either a fixed determinable period of time or a life contingent period. In such claim settlement arrangements, a casualty insurance claim payment provides the funding for the purchase of a single premium immediate annuity issued by the Company for the ultimate benefit of the claimant. In certain structured settlement arrangements, the affiliated property and casualty insurance company remains contingently liable for the payments to the claimant.

22. SUBSEQUENT EVENTS

Management considers events or transactions that occur after the reporting date, but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosures. The Company has evaluated subsequent events through April 23, 2021, the date the financial statements were issued.

On February 8, 2021, AIG Life and Retirement announced that SunAmerica Asset Management, LLC (“SAAMCo”) , a subsidiary of the Company, entered into a definitive agreement with Touchstone Investments (“Touchstone”), an indirect wholly-owned subsidiary of Western & Southern Financial Group, to sell certain assets of SAAMCo’s Retail Mutual Funds business. SAAMCO’s Mutual Funds business manages $7.8 billion in assets across eighteen funds as of December 31, 2020, of which twelve funds with $7.5 billion in assets would be proposed to be merged into Touchstone funds in the transaction. The closing is subject to customary approvals and is targeted for mid-2021.

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

23. LOAN-BACKED AND STRUCTURED SECURITY IMPAIRMENTS AND STRUCTURED NOTES HOLDINGS

LBaSS

The following table presents the LBaSS held by the Company at December 31, 2020 for which it had recognized non-interest related OTTI subsequent to the adoption of SSAP 43R:

(in thousands)
CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Date of Financial Statement Where Reported
61748HJY8	$3,823	$3,626	$197	$3,626	$3,363	03/31/2020
073873AA9	1,006	999	7	999	954	03/31/2020
81744AAA6	576	559	17	559	539	03/31/2020
32051GTX3	1,599	1,591	8	1,591	1,592	03/31/2020
885220HM8	3,754	3,662	92	3,662	3,330	03/31/2020
007036UQ7	1,153	946	207	946	998	03/31/2020
05952DAB4	3,705	3,573	132	3,573	3,434	03/31/2020
00703QAD4	11,308	10,871	437	10,871	10,449	03/31/2020
45254TSM7	11,383	9,327	2,056	9,327	7,880	03/31/2020
92922F8M3	2,026	1,713	313	1,713	1,867	03/31/2020
5899295L8	282	276	6	276	269	03/31/2020
251510CV3	3,107	3,046	61	3,046	2,948	03/31/2020
45254NNP8	3,102	3,036	66	3,036	3,053	03/31/2020
36297TAE2	674	668	6	668	670	03/31/2020
92922FQ43	8,302	7,198	1,104	7,198	7,376	03/31/2020
362341FR5	727	715	12	715	631	03/31/2020
86361WAA9	7,290	7,155	135	7,155	7,272	03/31/2020
45254NML8	1,997	1,936	61	1,936	1,911	03/31/2020
466247TQ6	1,856	1,743	113	1,743	1,771	03/31/2020
12544MAA7	5,522	5,439	83	5,439	5,450	03/31/2020
74923JAE7	5,839	4,512	1,327	4,512	5,564	03/31/2020
35729PPX2	8,466	8,274	192	8,274	7,767	03/31/2020
61744CXM3	9,110	7,462	1,648	7,462	8,516	03/31/2020
86359AET6	3,323	3,208	115	3,208	3,006	03/31/2020
86360QAE5	11,091	10,901	190	10,901	10,762	03/31/2020
74922MAC5	7,097	6,704	393	6,704	6,164	03/31/2020
94984GAD9	679	652	27	652	571	03/31/2020
46630GAH8	5,940	5,817	123	5,817	5,815	03/31/2020
12489WQX5	13,430	13,109	321	13,109	13,213	03/31/2020
68389FHT4	3,768	3,703	65	3,703	3,673	03/31/2020
93364FAD3	4,428	4,208	220	4,208	4,017	03/31/2020
25150WAA2	23,499	22,750	749	22,750	21,361	03/31/2020
04542BGW6	224	222	2	222	221	03/31/2020
12489WHZ0	440	434	6	434	425	03/31/2020
81375WAL0	466	462	4	462	454	03/31/2020
94986DAA0	1,315	1,268	47	1,268	1,089	03/31/2020
92927XAH7	8,679	8,239	440	8,239	8,375	03/31/2020
761118HA9	2,341	2,074	267	2,074	2,043	03/31/2020
74923CAE2	10,432	7,148	3,284	7,148	9,893	03/31/2020
65538PAC2	4,641	2,849	1,792	2,849	4,406	03/31/2020
362290AM0	257	249	8	249	255	03/31/2020
32051GJ48	1,444	1,374	70	1,374	1,314	03/31/2020
466286AA9	5,978	5,740	238	5,740	5,408	03/31/2020
32051GJ55	1,830	1,809	21	1,809	1,626	03/31/2020
55028BAA5	2,699	2,660	39	2,660	2,616	03/31/2020

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

(in thousands)
CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Date of Financial Statement Where Reported
456610AA2	$7,607	$7,261	$346	$7,261	$6,760	03/31/2020
78473WAE3	7,682	7,218	464	7,218	6,984	03/31/2020
007037AB0	7,907	7,765	142	7,765	7,227	03/31/2020
45667QAC5	4,139	4,091	48	4,091	3,980	03/31/2020
61748HLA7	2,528	2,347	181	2,347	2,384	03/31/2020
65537KAX8	4,327	3,862	465	3,862	4,141	03/31/2020
456680AE7	7,855	7,819	36	7,819	7,799	03/31/2020
05539TAQ8	104	71	33	71	86	03/31/2020
881561VZ4	334	332	2	332	329	03/31/2020
84751PBL2	147	146	1	146	144	03/31/2020
92990GAA1	1,085	1,068	17	1,068	1,004	03/31/2020
36228FZA7	727	707	20	707	661	03/31/2020
456680AC1	3,853	3,741	112	3,741	3,494	03/31/2020
466247EC3	639	603	36	603	553	03/31/2020
073879BA5	4,417	4,281	136	4,281	4,099	03/31/2020
881561RR7	1,878	1,741	137	1,741	1,774	03/31/2020
12669EF50	2,644	2,572	72	2,572	2,500	03/31/2020
04541GTN2	8,249	8,111	138	8,111	7,914	03/31/2020
805564PQ8	155	138	17	138	147	03/31/2020
073879CD8	1,398	1,365	33	1,365	1,345	03/31/2020
36185MDS8	678	678	-	678	676	03/31/2020
05949CRW8	1,681	1,595	86	1,595	1,595	03/31/2020
86359BWR8	1,011	988	23	988	914	03/31/2020
466247BE2	437	417	20	417	388	03/31/2020
36228FZB5	172	168	4	168	161	03/31/2020
466247CP6	1,924	1,886	38	1,886	1,615	03/31/2020
466247BG7	132	122	10	122	129	03/31/2020
94984MAB0	1,264	1,223	41	1,223	1,080	03/31/2020
362341ZV4	4,468	4,452	16	4,452	4,366	03/31/2020
36228F4S2	627	607	20	607	534	03/31/2020
68389FKQ6	6,216	6,083	133	6,083	6,136	03/31/2020
41161PSJ3	5,359	5,131	228	5,131	5,210	03/31/2020
007036HZ2	5,763	5,649	114	5,649	5,280	03/31/2020
576433QT6	2,380	2,331	49	2,331	2,267	03/31/2020
02660THY2	13,294	12,952	342	12,952	12,492	03/31/2020
02150TAD2	23,466	22,739	727	22,739	22,893	03/31/2020
02660VAG3	3,507	3,374	133	3,374	3,168	03/31/2020
81744FHV2	2,990	2,860	130	2,860	2,833	03/31/2020
75114GAA7	16,828	16,761	67	16,761	15,982	03/31/2020
93362FAK9	3,415	3,296	119	3,296	3,378	03/31/2020
52523MAC4	5,308	5,131	177	5,131	4,960	03/31/2020
5899297K8	6,497	6,286	211	6,286	6,066	03/31/2020
12669GXQ9	11,721	11,352	369	11,352	11,404	03/31/2020
17025TAR2	862	861	1	861	811	03/31/2020
94983JAG7	5,691	5,530	161	5,530	4,920	03/31/2020
542514SW5	8,316	8,129	187	8,129	8,033	03/31/2020
64352VPQ8	9,160	8,831	329	8,831	8,153	03/31/2020
542514SD7	4,756	4,654	102	4,654	4,067	03/31/2020
12559QAG7	49,491	47,231	2,260	47,231	42,382	03/31/2020
76112BN48	9,655	9,228	427	9,228	8,589	03/31/2020
74978AAE0	5,114	4,851	263	4,851	4,352	03/31/2020
59001FAQ4	3,395	3,328	67	3,328	3,241	03/31/2020
57643LHS8	24,870	23,947	923	23,947	21,943	03/31/2020

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

(in thousands)
CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Date of Financial Statement Where Reported
89176EAC4	$5,111	$5,096	$15	$5,096	$4,488	03/31/2020
43739EBN6	3,745	3,586	159	3,586	3,290	03/31/2020
81745XCC9	3,735	3,691	44	3,691	3,364	03/31/2020
89178BAC8	30,572	30,208	364	30,208	23,789	03/31/2020
74922AAA5	7,802	7,522	280	7,522	7,526	03/31/2020
74922WAA7	7,271	6,964	307	6,964	6,929	03/31/2020
94983RAD6	2,566	2,502	64	2,502	2,532	03/31/2020
073871AA3	4,799	4,214	585	4,214	4,687	03/31/2020
86361GAC0	4,390	3,965	425	3,965	4,243	03/31/2020
83611MGV4	17,189	16,526	663	16,526	15,478	03/31/2020
45256VAA5	8,700	7,491	1,209	7,491	8,145	03/31/2020
45669BAA0	23,106	22,580	526	22,580	21,625	03/31/2020
362341EN5	1,693	1,686	7	1,686	1,686	03/31/2020
92922FQF8	305	301	4	301	302	03/31/2020
12667FFK6	4,625	4,598	27	4,598	4,594	03/31/2020
55027YAD0	917	898	19	898	868	03/31/2020
86358EFJ0	3,888	3,758	130	3,758	3,593	03/31/2020
59024NAA5	8,902	8,502	400	8,502	8,136	03/31/2020
45660NS22	3,301	3,179	122	3,179	2,889	03/31/2020
12667FYS8	370	368	2	368	367	03/31/2020
058928AN2	1,540	1,525	15	1,525	1,494	03/31/2020
881561XM1	1,111	1,102	9	1,102	1,099	03/31/2020
466247ED1	973	848	125	848	937	03/31/2020
466275AA2	1,099	1,085	14	1,085	1,059	03/31/2020
47631WAB3	310	-	310	-	214	03/31/2020
07387AEG6	1,082	1,076	6	1,076	1,047	03/31/2020
75114GAC3	4,749	4,618	131	4,618	4,379	03/31/2020
84751PBK4	2,185	2,123	62	2,123	2,083	03/31/2020
32053AAB2	1,452	1,261	191	1,261	1,283	03/31/2020
45254NRG4	2,783	2,700	83	2,700	2,694	03/31/2020
00764MCG0	1,140	1,087	53	1,087	1,049	03/31/2020
86361EAD3	299	294	5	294	295	03/31/2020
933634AA5	3,411	3,333	78	3,333	3,104	03/31/2020
617505AE2	2,978	2,144	834	2,144	2,699	03/31/2020
16162WMC0	4,839	4,834	5	4,834	4,556	03/31/2020
466247DF7	1,359	1,286	73	1,286	1,171	03/31/2020
59020UDT9	321	308	13	308	308	03/31/2020
32027NGD7	220	210	10	210	193	03/31/2020
45254NJP3	104	102	2	102	95	03/31/2020
126671Z58	1,475	1,463	12	1,463	1,453	03/31/2020
550279AA1	3,949	3,879	70	3,879	3,798	03/31/2020
52525FAC7	2,360	2,350	10	2,350	2,180	03/31/2020
12669ATP9	295	294	1	294	290	03/31/2020
59025JAA3	1,099	1,072	27	1,072	1,002	03/31/2020
125435AA5	1,360	1,323	37	1,323	1,264	03/31/2020
65535VMF2	6,188	6,124	64	6,124	6,005	03/31/2020
12667F4S1	1,394	1,391	3	1,391	1,377	03/31/2020
863579PD4	3,466	3,417	49	3,417	3,303	03/31/2020
12652CBE8	810	791	19	791	740	03/31/2020
693680BK5	252	246	6	246	160	03/31/2020
69374JBU4	166	157	9	157	105	03/31/2020
69372XBS0	274	265	9	265	220	03/31/2020
69372XBQ4	779	768	11	768	699	03/31/2020

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

(in thousands)
CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Date of Financial Statement Where Reported
69372XBT8	$115	$107	$8	$107	$104	03/31/2020
69374XBQ2	696	683	13	683	589	03/31/2020
69374XBT6	95	88	7	88	81	03/31/2020
69375BBQ9	707	697	10	697	597	03/31/2020
69375BBT3	59	54	5	54	52	03/31/2020
693684BR2	891	873	18	873	743	03/31/2020
525221GM3	5,639	5,527	112	5,527	5,613	03/31/2020
02151RAB9	3,441	3,343	98	3,343	3,227	03/31/2020
Quarterly Total	$729,183	$694,300	$34,883	$694,300	$669,546
92927BAA0	$18,349	$18,201	$148	$18,201	$17,008	06/30/2020
39538WGJ1	10,709	10,590	119	10,590	10,066	06/30/2020
92925VAF7	18,617	18,311	306	18,311	17,575	06/30/2020
362341CU1	6,687	6,495	192	6,495	6,232	06/30/2020
94984MAP9	7,800	7,598	202	7,598	6,737	06/30/2020
23242GAD6	45,967	44,902	1,065	44,902	44,662	06/30/2020
126694H27	1,028	1,020	8	1,020	995	06/30/2020
36242D4W0	5,507	5,465	42	5,465	5,256	06/30/2020
07386HJT9	10,360	10,153	207	10,153	9,630	06/30/2020
41162DAD1	27,172	26,733	439	26,733	24,957	06/30/2020
761118MA3	6,632	6,570	62	6,570	5,978	06/30/2020
45662FAD2	3,930	3,852	78	3,852	3,893	06/30/2020
125439AA7	13,922	13,806	116	13,806	12,792	06/30/2020
94985JBP4	1,947	1,907	40	1,907	1,787	06/30/2020
02150AAF8	11,877	11,679	198	11,679	11,394	06/30/2020
126694LE6	924	912	12	912	871	06/30/2020
1266714M5	2,222	2,171	51	2,171	2,025	06/30/2020
07384MG71	4,663	4,591	72	4,591	4,319	06/30/2020
94981VAP2	1,899	1,555	344	1,555	1,585	06/30/2020
939336C92	623	604	19	604	602	06/30/2020
073879BB3	2,599	2,523	76	2,523	2,233	06/30/2020
45254NJN8	438	432	6	432	413	06/30/2020
12669FTC7	1,526	1,452	74	1,452	1,525	06/30/2020
126673XD9	37,629	36,533	1,096	36,533	33,216	06/30/2020
88522WAD5	7,841	7,451	390	7,451	7,108	06/30/2020
466247WT6	11,095	10,936	159	10,936	10,490	06/30/2020
05530VAB5	5,620	5,494	126	5,494	5,150	06/30/2020
12666BAE5	43,021	41,910	1,111	41,910	40,032	06/30/2020
45254NQF7	5,809	5,684	125	5,684	5,348	06/30/2020
23247LAD0	41,117	39,733	1,384	39,733	37,518	06/30/2020
466247PE7	12,132	11,738	394	11,738	11,206	06/30/2020
07401EAE9	13,170	13,033	137	13,033	12,795	06/30/2020
45254TTF1	15,434	14,986	448	14,986	8,697	06/30/2020
46630GBD6	15,723	15,430	293	15,430	14,366	06/30/2020
89175VAC7	26,467	26,389	78	26,389	24,593	06/30/2020
12667FCY9	8,709	8,506	203	8,506	7,984	06/30/2020
81748BCC4	9,512	9,442	70	9,442	8,138	06/30/2020
45254TRP1	1,166	1,149	17	1,149	1,082	06/30/2020
12628KAE2	2,717	2,623	94	2,623	2,593	06/30/2020
46630RAW1	6,468	6,097	371	6,097	4,987	06/30/2020
466247BF9	505	485	20	485	471	06/30/2020
437084AW6	89	88	1	88	82	06/30/2020
05948XTP6	353	317	36	317	310	06/30/2020
05946XJP9	2,033	1,975	58	1,975	2,024	06/30/2020

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

(in thousands)
CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Date of Financial Statement Where Reported
12668BXF5	$2,558	$2,389	$169	$2,389	$2,422	06/30/2020
362669AS2	1,396	1,288	108	1,288	1,098	06/30/2020
225458FM5	4,227	4,116	111	4,116	4,224	06/30/2020
59023PAB9	3,676	3,580	96	3,580	3,441	06/30/2020
Quarterly Total	$483,865	$472,894	$10,971	$472,894	$441,910
3622MSAA0	$1,447	$1,416	$31	$1,416	$1,376	09/30/2020
45255RAB3	28,424	28,174	250	28,174	26,263	09/30/2020
61744CZD1	18,601	18,343	258	18,343	18,806	09/30/2020
16165TBB8	6,796	6,651	145	6,651	6,522	09/30/2020
17180HAA6	165	-	165	-	38	09/30/2020
949789AA9	1,721	1,681	40	1,681	1,545	09/30/2020
93364AAB8	12,688	12,606	82	12,606	11,718	09/30/2020
59020UAY1	826	765	61	765	733	09/30/2020
45660L6N4	15,058	14,409	649	14,409	10,234	09/30/2020
45660LEF2	9,371	9,173	198	9,173	8,889	09/30/2020
12669GW56	1,119	1,087	32	1,087	1,085	09/30/2020
12668BKA0	7,261	7,141	120	7,141	6,775	09/30/2020
12628LAE0	7,674	7,596	78	7,596	5,625	09/30/2020
761118WQ7	5,112	5,077	35	5,077	5,077	09/30/2020
93934FNJ7	45,648	45,295	353	45,295	41,688	09/30/2020
94986QAA1	41,923	40,411	1,512	40,411	37,622	09/30/2020
74928UBZ9	8,920	8,877	43	8,877	8,599	09/30/2020
92922FC22	15,000	14,622	378	14,622	13,284	09/30/2020
16158RAZ9	14,784	14,625	159	14,625	12,832	09/30/2020
16159GAZ2	28,257	28,134	123	28,134	24,651	09/30/2020
46628GAN9	763	744	19	744	722	09/30/2020
466247BW2	337	332	5	332	305	09/30/2020
07387BFZ1	363	48	315	48	50	09/30/2020
25151RAA2	11,065	10,969	96	10,969	10,191	09/30/2020
36242DYH0	1,135	1,041	94	1,041	913	09/30/2020
69372XBR2	1,141	1,127	14	1,127	1,026	09/30/2020
69374XBR0	1,453	1,437	16	1,437	1,202	09/30/2020
Quarterly Total	$287,052	$281,781	$5,271	$281,781	$257,771
88522NAA1	$17,874	$17,604	$270	$17,604	$17,257	12/31/2020
126694JS8	7,360	7,295	65	7,295	7,151	12/31/2020
69374XBS8	573	561	12	561	489	12/31/2020
69375BBS5	471	459	12	459	417	12/31/2020
69375BBR7	1,410	1,394	16	1,394	1,206	12/31/2020
693684BS0	2,044	2,033	11	2,033	1,698	12/31/2020
693684BT8	681	666	15	666	546	12/31/2020
693684BU5	314	305	9	305	300	12/31/2020
949831BJ9	21,219	21,121	98	21,121	20,233	12/31/2020
22544QAH2	286	128	158	128	238	12/31/2020
59022HLP5	254	128	126	128	133	12/31/2020
94984DAC8	221	149	72	149	220	12/31/2020
07384YPN0	42	39	3	39	40	12/31/2020
32051GJ89	115	91	24	91	115	12/31/2020
466247GJ6	616	593	23	593	612	12/31/2020
362341WZ8	4,005	3,971	34	3,971	3,949	12/31/2020
16163LAA0	958	943	15	943	905	12/31/2020
5899296S2	922	905	17	905	861	12/31/2020
94986KAA4	9,568	9,471	97	9,471	8,642	12/31/2020
41161PJX2	3,920	3,594	326	3,594	3,599	12/31/2020

AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

(in thousands)
CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Date of Financial Statement Where Reported
31359UPW9	$1,301	$1,093	$208	$1,093	$878	12/31/2020
92922FEC8	2,878	2,841	37	2,841	2,830	12/31/2020
07383UGB5	8,829	8,305	524	8,305	8,270	12/31/2020
2254W0JD8	995	928	67	928	760	12/31/2020
126673XB3	169	168	1	168	168	12/31/2020
22541QR79	9,480	9,435	45	9,435	8,853	12/31/2020
5899296T0	597	565	32	565	518	12/31/2020
59020UEZ4	2,718	2,679	39	2,679	2,413	12/31/2020
02149QAA8	55,272	53,414	1,858	53,414	52,224	12/31/2020
74160MCZ3	351	348	3	348	347	12/31/2020
466247KL6	229	99	130	99	225	12/31/2020
59549RAG9	2,233	2,223	10	2,223	2,450	12/31/2020
004421MW0	15,175	15,064	111	15,064	14,843	12/31/2020
05946XMG5	1,084	972	112	972	1,211	12/31/2020
126380AU8	4,070	3,524	546	3,524	2,454	12/31/2020
25157GBB7	42,069	41,009	1,060	41,009	40,249	12/31/2020
03215PCV9	469	466	3	466	467	12/31/2020
22541SGR3	883	878	5	878	905	12/31/2020
74160MHE5	308	306	2	306	314	12/31/2020
69371VBH9	1,233	1,220	13	1,220	1,463	12/31/2020
Quarterly Total	$223,196	$216,987	$6,209	$216,987	$210,453
		Year-end total	$57,334

None of the structured notes held by the Company are defined as a Mortgage-Referenced Security by the IAO.

Supplemental Information

AMERICAN GENERAL LIFE INSURANCE COMPANY

SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES

(in millions)	December 31, 2020
Investment income earned:
Government bonds	$87
Other bonds (unaffiliated)	4,754
Bonds of affiliates	9
Preferred stocks (unaffiliated)	9
Common stocks (unaffiliated)	4
Common stocks of affiliates	6
Cash and short-term investments	34
Mortgage loans	901
Real estate	5
Contract loans	78
Other invested assets	288
Derivative instruments	90
Miscellaneous income	6
Gross investment income	$6,271

Real estate owned - book value less encumbrances	$9

Mortgage loans - book value:
Commercial mortgages	$20,451
Residential mortgages	762
Mezzanine loans	355
Affiliated commercial mortgages	84
Total mortgage loans	$21,652

Mortgage loans by standing - book value:
Good standing	$21,386
Good standing with restructured terms	229
Interest overdue more than 90 days, not in foreclosure	36
Foreclosure in process	1
Total mortgage loans	$21,652

Partnerships - statement value	$5,295

Bonds and stocks of parents, subsidiaries and affiliates - statement value:
Bonds	$350
Common stocks	825

Bonds, short-term and cash equivalent bond investments by class and maturity:
Bonds, short-term and cash equivalent bond investments by maturity - statement value:
Due within one year or less	$7,265
Over 1 year through 5 years	23,862
Over 5 years through 10 years	25,805
Over 10 years through 20 years	16,010
Over 20 years	32,253
Total maturity	$105,195

Bonds, short-term and cash equivalent bond investments by class - statement value:
Class 1	$59,270
Class 2	38,253
Class 3	4,729
Class 4	2,259
Class 5	575
Class 6	109
Total by class	$105,195

Total bonds, short-term and cash equivalent bond investments publicly traded	$63,821
Total bonds, short-term and cash equivalent bond investments privately placed	41,374

Preferred stocks - statement value	$85
Common stocks - market value	1,019
Short-term investments - book value	168
Cash equivalents - book value	961
Options, caps and floors owned - statement value	866
Collar, swap and forward agreements open - statement value	(128)
Futures contracts open - current value	(1)
Cash on deposit	(70)

AMERICAN GENERAL LIFE INSURANCE COMPANY

SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES (Continued)

(in millions)	December 31, 2020
Life insurance in-force:
Industrial	$757
Ordinary	78,784
Credit	-
Group	4,161

Amount of accidental death insurance in-force under ordinary policies	4,930,682

Life insurance policies with disability provisions in-force:
Industrial	205
Ordinary	40,179
Group life	42

Supplementary contracts in-force:
Ordinary - not involving life contingencies:
Amount on deposit	735
Income payable	381

Ordinary - involving life contingencies:
Amount on deposit	248
Income payable	81

Group - not involving life contingencies:
Amount on deposit	1
Annuities:
Ordinary:
Immediate - amount of income payable	$1,380
Deferred, fully paid - account balance	56,393
Deferred, not fully paid - account balance	36,758

Group:
Amount of income payable	470
Fully paid - account balance	569
Not fully paid - account balance	21,446

Accident and health insurance - premiums in-force:
Other	$84
Group	-
Credit	-
Deposit funds and dividend accumulations:
Deposit funds - account balance	$7,844
Dividend accumulations - account balance	537

Claim payments in 2020:
Group accident & health:
2020	$65
2019	111
2018	612
2017	25,891
2016	102,394
Prior	330,647

Other accident & health:
2020	(98,877)
2019	(36,642)
2018	25,003
2017	125,078
2016	257,559
Prior	640,044

AMERICAN GENERAL LIFE INSURANCE COMPANY

SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES

DECEMBER 31, 2020

(in millions)

1.  The Company’s total admitted assets as of December 31, 2020 are $205.2 billion.

The Company’s total admitted assets, excluding separate accounts, as of December 31, 2020 are $142.1 billion.

2.  Following are the 10 largest exposures to a single issuer/borrower/investment, by investment category, excluding: (i) U.S. Government, U.S. Government agency securities and those U.S. Government money market funds listed in the Appendix to the IAO Practices and Procedures Manual as exempt, (ii) property occupied by the Company, and (iii) policy loans:

	Issuer	Description of Exposure	Amount	Percentage of Total Admitted Assets
a.	Senior Direct Lending Program LLC	BONDS	$847	0.60%
b.	AIG Global Real Estate Investment Corp	OIA RE	808	0.60
c.	SUNAMERICA INVESTMENT INC.	OIA	786	0.60
d.	Carlyle Group	OIA	725	0.50
e.	Duke Energy Corporation	BONDS	584	0.40
f.	Oracle Corporation	BONDS	581	0.40
g.	CVS Health Corporation	BONDS	569	0.40
h.	Microsoft Corporation	BONDS	555	0.40
i.	Exelon Corporation	BONDS	538	0.40
j.	Anheuser-Busch InBev NV/SA	BONDS	518	0.40

3.  The Company’s total admitted assets held in bonds and preferred stocks, by NAIC rating, are:

Bonds and Short-Term Investments			Preferred Stocks
NAIC Rating	Amount	Percentage of Total Admitted Assets	NAIC Rating	Amount	Percentage of Total Admitted Assets
NAIC - 1	$59,270	41.70%	P/RP - 1	$68	-%
NAIC - 2	38,253	26.90	P/RP - 2	14	-
NAIC - 3	4,729	3.30	P/RP - 3	-	-
NAIC - 4	2,259	1.60	P/RP - 4	-	-
NAIC - 5	575	0.40	P/RP - 5	3	-
NAIC - 6	109	0.10	P/RP - 6	-	-

4.  Assets held in foreign investments:

		Amount	Percentage of Total Admitted Assets
a.	Total admitted assets held in foreign investments	$25,842	18.20%
b.	Foreign currency denominated investments	8,727	6.10
c.	Insurance liabilities denominated in that same foreign currency	-	-

5.  Aggregate foreign investment exposure categorized by NAIC sovereign rating:

		Amount	Percentage of Total Admitted Assets
a.	Countries rated NAIC - 1	$22,914	16.10%
b.	Countries rated NAIC - 2	2,140	1.50
c.	Countries rated NAIC - 3 or below	788	0.60

AMERICAN GENERAL LIFE INSURANCE COMPANY

SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (CONTINUED)

DECEMBER 31, 2020

(in millions)

6. Two largest foreign investment exposures to a single country, categorized by the country’s NAIC sovereign rating:

	Amount	Percentage of Total Admitted Assets
a. Countries rated NAIC - 1
Country 1: United Kingdom	$7,232	5.10%
Country 2: Cayman Islands	2,652	1.90
b. Countries rated NAIC - 2
Country 1: Mexico	579	0.40
Country 2: Peru	320	0.20
c. Countries rated NAIC - 3 or below
Country 1: Turkey	116	0.10
Country 2: South Africa	79	0.10

7. Aggregate unhedged foreign currency exposure:

	Amount	Percentage of Total Admitted Assets
Aggregate unhedged foreign currency exposure	$8,727	6.10%

8. Aggregate unhedged foreign currency exposure categorized by NAIC sovereign rating:

	Amount	Percentage of Total Admitted Assets
a. Countries rated NAIC - 1	$8,716	6.10%
b. Countries rated NAIC - 2	5	-
c. Countries rated NAIC - 3 or below	6	-

9. Two largest unhedged foreign currency exposures to a single country, categorized by the country’s NAIC sovereign rating:

	Amount	Percentage of Total Admitted Assets
a. Countries rated NAIC - 1
Country 1: United Kingdom	$4,971	3.50%
Country 2: Ireland	1,367	1.00
b. Countries rated NAIC - 2
Country 1: Peru	3	-
Country 2: Mexico	2	-
c. Countries rated NAIC - 3 or below
Country 1: Turkey	2	-
Country 2: South Africa	2	-

AMERICAN GENERAL LIFE INSURANCE COMPANY

SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (CONTINUED)

DECEMBER 31, 2020

(in millions)

10.  Ten largest non-sovereign (i.e. non-governmental) foreign issues:

		NAIC Rating	Amount	Percentage of Total Admitted Assets
a.	5555180 DK Resi Holdco I ApS	Mortgage Loan	$361	0.30%
b.	5555207 BAILEY ACQUISITIONS LIMITED	Mortgage Loan	350	0.20
c.	5555143 GS LONDON PORTFOLIO II UNIT TRUST	Mortgage Loan	286	0.20
d.	5555161 Atlantic Estates Limited	Mortgage Loan	274	0.20
e.	5555184 The Arch Company Properties L.P.	Mortgage Loan	273	0.20
f.	5555093 The Blanchardstown Fund, a sub fund of BRE Ireland Retail Fu	Mortgage Loan	255	0.20
g.	Banco Santander, S.A.	NAIC 1 & 2	244	0.20
h.	5555187 GET LIVING LONDON EV HOLDCO LIMITED	Mortgage Loan	237	0.20
i.	5555164 BASILDON PROPERTIES LIMITED	Mortgage Loan	235	0.20
j.	5555138 Victory House (2017) Limited	Mortgage Loan	234	0.20

11.  Assets held in Canadian investments are less than 2.5% of the reporting entity’s total admitted assets.

12.  Assets held in investments with contractual sales restrictions are less than 2.5 percent of the Company’s total admitted assets.

13.  The Company’s admitted assets held in the ten largest equity interests (including investments in the shares of mutual funds, preferred stocks, publicly traded equity securities, and other equity securities and excluding money market and bond mutual funds listed in the Appendix to the SVO Practices and Procedures Manual as exempt or Class 1) are:

		Amount	Percentage of Total Admitted Assets
a.	AIG Global Real Estate Investment Corp	$786	0.60%
b.	Sunamerica Investment Inc.	786	0.60
c.	Carlyle Group	725	0.50
d.	Think Investments LLC	197	0.10
e.	MS Term Facility	195	0.10
f.	Teachers Insurance and Annuity Association of America	190	0.10
g.	AIG Home Loan	140	0.10
h.	Federal Home Loan Banks	139	0.10
i.	Northwestern Mutual Life Insurance Company, The	124	0.10
j.	Marina	119	0.10

AMERICAN GENERAL LIFE INSURANCE COMPANY

SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (CONTINUED)

DECEMBER 31, 2020

(in millions)

14.  Assets held in nonaffiliated, privately placed equities:

		Amount	Percentage of Total Admitted Assets
Aggregate statement value of investment held in nonaffiliated, privately placed equities:		$1,564	1.10%

Largest three investments held in nonaffiliated, privately placed equities:
a.	Carlyle Alternative Opportunities Fund L.P.	$270	0.20
b.	Think Investments Fund LP	197	0.10
c.	MS Term Facility	195	0.10

Ten largest fund managers:

Fund Manager		Total Invested	Diversified	Non- diversified
a.	AIG Global Real Estate Investment Corp	$808	$-	$808
b.	SUNAMERICA INVESTMENT INC.	786	-	786
c.	Carlyle Group	725	725	-
d.	Think Investments LLC	197	197	-
e.	MS Term Facility	195	195	-
f.	TEACHERS INSUR & ANNUITY	190	190	-
g.	AIG Home Loan	140	-	140
h.	NORTHWESTERN MUTUAL LIFE	124	124	-
i.	Marina	119	119	-
j.	NATIONWIDE MUTUAL INSURA	107	107	-

15.  Assets held in general partnership interests are less than 2.5 percent of the Company’s total admitted assets.

16.  Mortgage loans reported in Schedule B, include the following ten largest aggregate mortgage interests. The aggregate mortgage interest represents the combined value of all mortgages secured by the same property or same group of properties:

		Amount	Percentage of Total Admitted Assets
a.	COMMERCIAL MORTGAGE LOAN, Loan No. 8002341, NY	$366	0.30%
b.	COMMERCIAL MORTGAGE LOAN, Loan No. 5555180, DK	361	0.30
c.	COMMERCIAL MORTGAGE LOAN, Loan No. 5555207, GBR	350	0.20
d.	COMMERCIAL MORTGAGE LOAN, Loan No. 5555143, GBR	286	0.20
e.	COMMERCIAL MORTGAGE LOAN, Loan No. 5555161, GBR	274	0.20
f.	COMMERCIAL MORTGAGE LOAN, Loan No. 5555184, GBR	273	0.20
g.	COMMERCIAL MORTGAGE LOAN, Loan No. 8002711, NJ	265	0.20
h.	COMMERCIAL MORTGAGE LOAN, Loan No. 5555093, IRL	255	0.20
i.	COMMERCIAL MORTGAGE LOAN, Loan No. 8002507, NY	255	0.20
j.	COMMERCIAL MORTGAGE LOAN, Loan No. 5555187, GBR	237	0.20

AMERICAN GENERAL LIFE INSURANCE COMPANY

SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (CONTINUED)

DECEMBER 31, 2020

(in millions)

Amount and percentage of the reporting entity’s total admitted assets held in the following categories of mortgage loans:

		Amount	Percentage of Total Admitted Assets
a.	Construction loans	$1,365	1.00%
b.	Mortgage loans over 90 days past due	36	-
c.	Mortgage loans in the process of foreclosure	1	-
d.	Mortgage loans foreclosed	-	-
e.	Restructured mortgage loans	229	0.20

17. Aggregate mortgage loans having the following loan-to-value ratios as determined from the most current appraisal as of the annual statement date:

		Residential		Commercial		Agricultural
Loan-to-Value		Amount	Percentage of Total Admitted Assets	Amount	Percentage of Total Admitted Assets	Amount	Percentage of Total Admitted Assets
a.	above 95%	$2	-%	$204	0.10%	$-	-%
b.	91% to 95%	9	-	45	-	-	-
c.	81% to 90%	46	-	270	0.20	-	-
d.	71% to 80%	200	0.10	777	0.50	-	-
e.	below 70%	504	0.40	19,321	13.60	-	-

18. Assets held in each of the five largest investments in one parcel or group of contiguous parcels of real estate reported in Schedule A are less than 2.5 percent of the Company’s total admitted assets.

19. Assets held in mezzanine real estate loans are less than 2.5 percent of the Company’s total admitted assets.

20. The Company’s total admitted assets subject to the following types of agreements as of the following dates:

Unaudited At End of Each Quarter
		At Year-End		1st Quarter	2nd Quarter	3rd Quarter
		Amount	Percentage of Total Admitted Assets	Amount	Amount	Amount
a.	Securities lending (do not include assets
	held as collateral for such transactions)	$1,320	0.90%	$1,198	$1,355	$1,275
b.	Repurchase agreements	114	0.10	88	156	408
c.	Reverse repurchase agreements	-	-	-	-	-
d.	Dollar repurchase agreements	-	-	-	-	-
e.	Dollar reverse repurchase agreements	-	-	-	-	-

AMERICAN GENERAL LIFE INSURANCE COMPANY

SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (CONTINUED)

DECEMBER 31, 2020

(in millions)

21. The Company’s potential exposure to warrants not attached to other financial instruments, options, caps, and floors:

	Owned		Written
	Amount	Percentage of Total Admitted Assets	Amount	Percentage of Total Admitted Assets
a. Hedging	$-	-%	$-	-%
b. Income generation	-	-	-	-
c. Other	-	-	-	-

22. The Company’s potential exposure (defined as the amount determined in accordance with the NAIC Annual Statement Instructions) for collars, swaps, and forwards as of the following dates:

Unaudited At End of Each Quarter
	At Year-End		1st Quarter	2nd Quarter	3rd Quarter
	Amount	Percentage of Total Admitted Assets	Amount	Amount	Amount
a. Hedging	$830	0.60%	$570	$687	$758
b. Income generation	-	-	-	-	-
c. Replications	-	-	-	-	-
d. Other	-	-	-	-	-

23. The Company’s potential exposure (defined as the amount determined in accordance with the NAIC Annual Statement Instructions) for futures contracts as of the following dates:

Unaudited At End of Each Quarter
	At Year-End		1st Quarter	2nd Quarter	3rd Quarter
	Amount	Percentage of Total Admitted Assets	Amount	Amount	Amount
a. Hedging	$205	0.10%	$147	$228	$176
b. Income generation	-	-	-	-	-
c. Replications	-	-	-	-	-
d. Other	-	-	-	-	-

AMERICAN GENERAL LIFE INSURANCE COMPANY

SUPPLEMENTAL SUMMARY INVESTMENT SCHEDULE

DECEMBER 31, 2020

(in millions)	Gross Investment Holdings		Admitted Assets as Reported in the Annual Statement

Investment Categories	Amount	Percentage	Amount	Securities Lending Reinvested Collateral Amount	Total Amount	Percentage
Bonds:
U.S. governments	$1,576	1.1%	$1,576	$-	$1,576	1.1%
All other governments	3,007	2.2	3,007	-	3,007	2.2
U.S. states, territories and possessions, etc. guaranteed	379	0.3	379	-	379	0.3
U.S. political subdivisions of states, territories, and possessions, guaranteed	338	0.2	338	-	338	0.2
U.S. special revenue and special assessment obligations, etc. non-guaranteed	8,300	6.0	8,300	-	8,300	6.0
Industrial and miscellaneous	87,640	63.5	87,640	-	87,640	63.5
Hybrid securities	582	0.4	582	-	582	0.4
Parent, subsidiaries and affiliates	350	0.3	350	-	350	0.3
SVO identified funds	-	-	-	-	-	-
Unaffiliated Bank loans	2,848	2.1	2,848	-	2,848	2.1
Total long-term bonds	105,020	76.1	105,020	-	105,020	76.1
Preferred stocks:
Industrial and miscellaneous (Unaffiliated)	85	0.1	85	-	85	0.1
Parent, subsidiaries and affiliates	-	-	-	-	-	-
Total preferred stocks	85	0.1	85	-	85	0.1
Common stocks:
Industrial and miscellaneous Publicly traded (Unaffiliated)	5	-	5	-	5	-
Industrial and miscellaneous Other (Unaffiliated)	139	0.1	139	-	139	0.1
Parent, subsidiaries and affiliates Publicly traded	4	-	4	-	4	-
Parent, subsidiaries and affiliates Other	832	0.6	821	-	821	0.6
Mutual funds	50	-	50	-	50	-
Total common stocks	1,030	0.7	1,019	-	1,019	0.7
Mortgage loans:
Farm mortgages	-	-	-	-	-	-
Residential mortgages	762	0.6	762	-	762	0.6
Commercial mortgages	20,535	14.9	20,535	-	20,535	14.9
Mezzanine real estate loans	355	0.3	355	-	355	0.3
Total valuation allowance	(274)	(0.2)	(274)	-	(274)	(0.2)
Total mortgage loans	21,378	15.6	21,378	-	21,378	15.6
Real estate:
Properties occupied by company	6	-	6	-	6	-
Properties held for production of income	3	-	3	-	3	-
Properties held for sale	-	-	-	-	-	-
Total real estate	9	-	9	-	9	-
Cash, cash equivalents and short-term investments:
Cash	(70)	(0.1)	(70)	1,295	1,225	0.9
Cash equivalents	961	0.7	961	397	1,358	1.0
Short-term investments	168	0.1	168	-	168	0.1
Total cash, cash equivalents and short-term investments	1,059	0.7	1,059	1,692	2,751	2.0
Contract loans	1,254	0.9	1,235	-	1,235	0.9

Derivatives	975	0.7	975	-	975	0.7

Other invested assets	5,410	3.9	5,295	-	5,295	3.8

Receivables for securities	106	0.1	106	-	106	0.1

Securities Lending	1,692	1.2	1,692	XXX	XXX	XXX

Other invested assets	55	-	55	-	55	-

Total invested assets	$138,073	100.0%	$137,928	$1,692	$137,928	100%

AMERICAN GENERAL LIFE INSURANCE COMPANY

SUPPLEMENTAL SCHEDULE OF REINSURANCE DISCLOSURES

DECEMBER 31, 2020

The following information regarding reinsurance contracts is presented to satisfy the disclosure requirements in SSAP No. 61R, Life, Deposit-Type and Accident and Health Reinsurance, which apply to reinsurance contracts entered into, renewed or amended on or after January 1, 1996.

1.

Has the Company reinsured any risk with any other entity under a reinsurance contract (or multiple contracts with the same reinsurer or its affiliates) that is subject to Appendix A-791, Life and Health Reinsurance Agreements, and includes a provision that limits the reinsurer’s assumption of significant risks identified in Appendix A-791?

Yes [ ] No [ X ]

If yes, indicate the number of reinsurance contracts to which such provisions apply:             ________

If yes, indicate if deposit accounting was applied for all contracts subject to Appendix A-791 that limit significant risks.

Yes [ ] No [ ] N/A [ X ]

2.

Has the Company reinsured any risk with any other entity under a reinsurance contract (or multiple contracts with the same reinsurer or its affiliates) that is not subject to Appendix A-791, for which reinsurance accounting was applied and includes a provision that limits the reinsurer’s assumption of risk?

Yes [ ] No [ X ]

If yes, indicate the number of reinsurance contracts to which such provisions apply:             ________

If yes, indicate whether the reinsurance credit was reduced for the risk-limiting features.

Yes [ ] No [ ] N/A [ X ]

3.

Does the Company have any reinsurance contracts (other than reinsurance contracts with a federal or state facility) that contain one or more of the following features which may result in delays in payment in form or in fact:

(a)	Provisions that permit the reporting of losses to be made less frequently than quarterly;

(b)	Provisions that permit settlements to be made less frequently than quarterly;

(c)	Provisions that permit payments due from the reinsurer to not be made in cash within ninety (90) days of the settlement date (unless there is no activity during the period); or

(d)	The existence of payment schedules, accumulating retentions from multiple years, or any features inherently designed to delay timing of the reimbursement to the ceding entity.

Yes [ ] No [ X ]

4.

Has the Company reflected reinsurance accounting credit for any contracts that are not subject to Appendix A-791 and not yearly renewable term reinsurance, which meet the risk transfer requirements of SSAP No. 61R?

Type of contract:	Response:	Identify reinsurance contract(s):	Has the insured event(s) triggering contract coverage been recognized?
Assumption reinsurance – new for the reporting period	Yes [ ] No [ X ]		N/A
Non-proportional reinsurance, which does not result in significant surplus relief	Yes [ X ] No [ ]		No

AMERICAN GENERAL LIFE INSURANCE COMPANY

SUPPLEMENTAL SCHEDULE OF REINSURANCE DISCLOSURES

DECEMBER 31, 2020

5.

Has the Company ceded any risk, which is not subject to Appendix A-791 and not yearly renewable term reinsurance, under any reinsurance contract (or multiple contracts with the same reinsurer or its affiliates) during the period covered by the financial statements, and either:

(a) Accounted for that contract as reinsurance under statutory accounting principles (SAP) and as a deposit under generally accepted accounting principles (GAAP); or

Yes [ ] No [ X ] N/A [ ]

(b) Accounted for that contract as reinsurance under GAAP and as a deposit under SAP?

Yes [ ] No [ X ] N/A [ ]

If the answer to item (a) or item (b) is yes, include relevant information regarding GAAP to SAP differences from the accounting policy footnote to the audited statutory-basis financial statements to explain why the contract(s) is treated differently for GAAP and SAP below:

Part C — Other Information
Item 27.     Exhibits
Exhibit Number	Description	Location
(a)	Secretary's Certificate dated March 4, 2021, certifying the Resolution of the Board of Directors of American General Life Insurance Company authorizing establishment of Variable Annuity Account Ten	Incorporated by reference to Initial Registration Statement, File Nos. 333-254664 and 811-23649, filed on March 24, 2021, Accession No. 0001193125-21-092746.
(b)	Custodian Agreements	Not Applicable
(c)(1)	Distribution Agreement	Incorporated by reference to Post-Effective Amendment No. 20 and Amendment 20, File Nos. 333-185762 and 811-03859, filed on April 25, 2019, Accession No. 0001193125-19-119309.
(c)(2)	Selling Agreement	Incorporated by reference to Initial Registration Statement, File Nos. 333-185762 and 811-03859, filed on January 2, 2013, Accession No. 0000950123-12-014430.
(d)(1)	AGL Variable Annuity Contract (ICC21-AG-807 (6-21))	Filed Herewith
(d)(2)	AGL Contract Data Page (Icc21-AG-807-DP)	Filed Herewith
(d)(3)	AGL Nursing Home Waiver Rider (ICC21-AGE-8097 (6/21))	Filed Herewith
(d)(4)	AGL Premium Plus Endorsement (ASE-6245 (12/08))	Incorporated by reference to Post-Effective Amendment No. 1 and Amendment No. 1, File Nos. 333-185762 and 811-03859, filed on April 29, 2013, Accession No. 0000950123-13-002952.
(d)(5)	Guaranteed Minimum Accumulation Benefit Rider ( ICC21-AGE-8095 (6/21))	Filed Herewith
(d)(6)	AGL Optional Return of Purchase Payment Death Benefit Rider (ICC21-AGE-8094 (6/21))	Filed Herewith
(d)(7)	AGL IRA and Roth SEP Endorsement (ICC19-AGE-6171 (5/19))	Filed Herewith
(d)(8)	AGL Roth IRA Endorsement (ICC19-AGE-6172 (5/19))	Filed Herewith
(d)(9)	SECURE Act Endorsement (ICC21-AGE-8088 (1-21))	Filed Herewith
(e)	Application for Contract (ICC21-AGA-807 (6/21))	Filed Herewith
(f)	Corporate Documents of Depositor
(f)(1)	Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective December 31, 1991 (P)	Incorporated by reference to Initial Form Registration Statement, File No. 033-43390 of American General Life Insurance Company Separate Account D, filed on October 16, 1991.
(f)(2)	Amendment to the Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective July 13, 1995	Incorporated by reference to Pre-Effective Amendment No. 3 to Form S-6 Registration Statement, File No. 333-53909, of American General Life Insurance Company Separate Account VL-R, filed on August 19, 1998, Accession No. 0000899243-98-001661.
(f)(3)	Bylaws of American General Life Insurance Company, restated as of June 8, 2005	Incorporated by reference to Post-Effective Amendment No. 11 and Amendment No. 46, File Nos. 333-43264 and 811-08561, of American General Life Insurance Company Separate Account VL-R, filed on August 12, 2005, Accession No. 0001193125-05-165474.
(g)	Reinsurance Contract	Not Applicable
(h)	Participation Agreements

Exhibit Number	Description	Location
(h)(1)	Fund Participation Agreement	Filed Herewith
(i)	Administrative Contracts	Not Applicable
(j)	Other Material Contracts
(j)(1)	Notice of Termination of Support Agreement	Incorporated by reference to Post-Effective Amendment No. 17 and Amendment No. 18, File Nos. 333-137867 and 811-03859, filed on April 27, 2011, Accession No. 0000950123-11-040070.
(j)(2)	Amended and Restated Unconditional Capital Maintenance Agreement between American International Group, Inc. and American General Life Insurance Company	Incorporated by reference to Post-Effective Amendment No. 3 and Amendment No. 3, File Nos. 333-185778 and 811-03859, filed on April 30, 2014, Accession No. 0000950123-14-004617.
(j)(3)	Agreement and Plan of Merger	Incorporated by reference to Initial Registration Statement, File Nos. 333-185762 and 811-03859, filed on January 2, 2013, Accession No. 0000950123-12-014430.
(j)(4)	CMA Termination Agreement	Incorporated by reference to Post-Effective Amendment No. 3 and Amendment No. 3, File Nos. 333-185762 and 811-03859, filed on April 28, 2015, Accession No. 0001193125-15-153218.
(k)	Opinion of Counsel and Consent of Counsel	Incorporated by reference to Initial Registration Statement, File Nos. 333-254664 and 811-23649, filed on March 24, 2021, Accession No. 0001193125-21-092746.
(l)	Consent of Independent Registered Public Accounting Firm	Filed Herewith
(m)	Financial Statements Omitted	None
(n)	Initial Capital Agreement	Not Applicable
(o)	Form of Initial Summary Prospectus	Filed Herewith
(p)	Power of Attorney — American General Life Insurance Company Directors	Filed Herewith

Item 28.     Directors and Officers of the Depositor
The directors and principal officers of the American General Life Insurance Company are set forth below. The business address of each officer and director is 2919 Allen Parkway, Houston, Texas 77019, unless otherwise noted.
Names, Positions and Offices Held with Depositor
Kevin T. Hogan (1)	Director, Chairman, Chief Executive Officer, and President
Jonathan J. Novak (2)	Director and Chief Executive Officer, Institutional Markets
Todd P. Solash (3)	Director and Chief Executive Officer, Individual Retirement and Life Insurance
Elias F. Habayeb (12)	Director, Executive Vice President and Chief Financial Officer
Terri N. Fiedler	Director, Senior Vice President and Chief Distribution Officer
Alireza Vaseghi (1)	Director, Senior Vice President and Chief Investment Officer
Emily W. Gingrich (1)	Director, Senior Vice President, Chief Actuary and Corporate Illustration Actuary
Michael P. Harwood (5)	Director and Senior Vice President
Timothy M. Heslin (5)	President, Life US
Bryan A. Pinsky (3)	President, Individual Retirement
Christopher P. Filiaggi (1)	Senior Vice President and Life Controller
Katherine A. Anderson (4)	Senior Vice President and Chief Risk Officer
David Ditillo (5)	Senior Vice President and Chief Information Officer
Kyle L. Jennings	Senior Vice President and Chief Compliance Officer
Sabyasachi Ray (1)	Senior Vice President and Chief Operating Officer
Christina M. Haley (3)	Senior Vice President, Product Filing
Frank A. Kophamel (5)	Senior Vice President, Deputy Chief Actuary and Appointed Actuary
Gabriel A. Lopez (3)	Senior Vice President, Individual Retirement Operations
Christopher V. Muchmore (3)	Senior Vice President, Chief Financial Officer, Individual Retirement
Sai P. Raman (7)	Senior Vice President, Institutional Markets
Eric G. Tarnow	Senior Vice President, Life Products
Mallary L. Reznik (3)	Senior Vice President, General Counsel and Assistant Secretary
Christine A. Nixon (3)	Senior Vice President
Justin J.W. Caulfield (12)	Vice President and Treasurer
Julie Cotton Hearne	Vice President and Secretary
Lloyd J. Bellow (5)	Vice President and Tax Officer
Daniel R. Cricks (5)	Vice President and Tax Officer
Stephen G. Lunanuova (10)	Vice President and Tax Officer
Thomas C. Spires (5)	Vice President and Tax Officer
Lisa K. Gerhart (5)	Vice President and Assistant Life Controller
Leo W. Grace (5)	Vice President, Product Filing
Tracey E. Harris (4)	Vice President, Product Filing
Mary M. Newitt (3)	Vice President, Product Filing
Mark A. Peterson (8)	Vice President, Distribution
Jennifer A. Roth (3)	Vice President, 38a-1 Compliance Officer
Nicolas Berg (1)	Vice President
Michelle D. Campion (9)	Vice President
Jeffrey S. Flinn (4)	Vice President
Christopher J. Hobson (3)	Vice President
Jennifer N. Miller (9)	Vice President
Thomas A. Musante (9)	Vice President
Stewart R. Polakov (3)	Vice President
Rosemary Foster	Assistant Secretary
Virginia N. Puzon (3)	Assistant Secretary
Marjorie D. Washington	Assistant Secretary
Murtaza A. Cheema	Anti-Money Laundering and Economic Sanctions Compliance Officer
Grace D. Harvey	Illustration Actuary
Laszlo Kulin (10)	Investment Tax Officer

Names, Positions and Offices Held with Depositor
Michael F. Mulligan (3)	Head of International Pension Risk Transfer
Ethan D. Bronsnick (11)	Head of Domestic Pension Risk Transfer
Staci R. Smith	Manager, State Filings
Aileen V. Apuy (2)	Assistant Manager, State Filings
Melissa H. Cozart	Privacy Officer

(1)	28 Liberty Street, Floor 45th, New York, NY 10005-1400
(2)	10880 Wilshire Blvd. Suite 1101, Los Angeles, CA 90024
(3)	21650 Oxnard Street, Woodland Hills, CA 91367
(4)	2929 Allen Parkway, America Tower, Houston, TX, 77019
(5)	2727A Allen Parkway, Life Building, Houston, TX,77019
(6)	3211 Shannon Road, Durham, NC 27707
(7)	50 Danbury Road, Wilton, CT 06897
(8)	340 Seven Springs Way, Brentwood, TN, 32027
(9)	777 S. Figueroa Street, Los Angeles, CA 90017
(10)	30 Hudson Street, Jersey City, NJ,07302
(11)	160 Greene Street, 5 Harborside Plaza, Jersey City, New Jersey, 07311
(12)	1271 Avenue Of The Americas, New York, New York, 10020
Item 29.     Persons Controlled By or Under Common Control with Depositor or Registrant
The Registrant is a separate account of American General Life Insurance Company (“Depositor”). The Depositor is an indirect, majority owned subsidiary of American International Group, Inc. An organizational chart for American International Group, Inc. can be found as Exhibit 21 in American International Group, Inc.’s Form 10-K, SEC File No. 001-08787, Accession No. 0001104659-21-025742, filed on February 19, 2021 . Exhibit 21 is incorporated herein by reference.
Item 30.     Indemnification
Insofar as indemnification for liability arising under the Securities Act of 1933 (“Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
American General Life Insurance Company
To the full extent authorized by law, the corporation shall indemnify any person made, or threatened to be made, a party to an action or proceeding, whether criminal or civil, by reason of the fact that he, his testator or intestate is or was a director or officer of the corporation or serves or served in any capacity in any other corporation at the request of the corporation. Nothing contained herein shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.
Item 31.     Principal Underwriter
(a)   AIG Capital Services, Inc. acts as distributor for the following investment companies:

American General Life Insurance Company
Variable Separate Account
Variable Annuity Account Five
Variable Annuity Account Seven
Variable Annuity Account Nine
Variable Annuity Account Ten
AG Separate Account D
AGL Separate Account I of AGL
AGL Separate Account VL-R
The United States Life Insurance Company in the City of New York
FS Variable Separate Account
FS Variable Annuity Account Five
USL Separate Account VL-R
USL Separate Account USL A
The Variable Annuity Life Insurance Company
Variable Annuity Life Insurance Co Separate Account A
(b)   Directors, Officers and principal place of business:
Officer/Directors*	Position
Terri N. Fiedler(2)	Director, Senior Vice President and Chief Distribution Officer
Christina Nasta(1)	Director, Executive Vice President, Sales Operations
James T. Nichols(1)	Director, President and Chief Executive Officer
Frank Curran(1)	Vice President, Chief Financial Officer, Chief Operating Officer, Controller and Treasurer
Michael Fortey(2)	Chief Compliance Officer
Julie A. Cotton Hearne(2)	Vice President and Secretary
John T. Genoy(1)	Vice President
Mallary L. Reznik	Vice President
Daniel R. Cricks(2)	Vice President, Tax Officer
Thomas C. Spires(2)	Vice President, Tax Officer
Rosemary Foster(2)	Assistant Secretary
Virginia N. Puzon	Assistant Secretary
Marjorie Washington(2)	Assistant Secretary

*	Unless otherwise indicated, the principal business address of AIG Capital Services, Inc. and of each of the above individuals is 21650 Oxnard Street, Suite 750, Woodland Hills, CA 91367-4997.
(1)	Principal business address 160 Greene Street, Jersey City, NJ 07311
(2)	Principal business address 2919 Allen Parkway, Houston, TX 77019
(c)   AIG Capital Services, Inc. retains no compensation or commissions from the Registrant.
Item 32.     Location of Accounts and Records
All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of American General Life Insurance Company at its principal executive office located at 2727-A Allen Parkway, Houston, Texas 77019-2191 or at American General Life Insurance Company’s Annuity Service Center located at P.O. Box 15570, Amarillo, Texas 79105-5570.
Item 33.     Management Services
Not Applicable.

Item 34.     Fee Representation and Other Representations
Fee Representation
Depositor represents that the fees and charges to be deducted under the Contracts described in the prospectus contained in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Depositor in accordance with Section 26(f)(2)(A) of the Investment Company Act of 1940.
Other Representations
The Registrant hereby represents that it is relying on the No-Action Letter issued by the Division of Investment Management to the American Council of Life Insurance dated November 28, 1988 (Commission Ref. No. IP-6-88). Registrant has complied with conditions one through four on the No-Action Letter.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Variable Annuity Account Ten, has caused this pre-effective amendment to the Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York, and the State of New York on this 15th day of December, 2021.
Variable Annuity Account Ten
(Registrant)
BY:  AMERICAN GENERAL LIFE INSURANCE COMPANY
        (On behalf of the Registrant and itself)
BY:   /s/  Christopher P. Filiaggi

         Christopher P. Filiaggi
        SENIOR VICE PRESIDENT AND LIFE CONTROLLER
Pursuant to the requirements of the Securities Act of 1933, this pre-effective amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
* Kevin T. Hogan Kevin T. Hogan	Director, Chairman, Chief Executive Officer, and President (Principal Executive Officer)	December 15, 2021

* Elias F. Habayeb Elias F. Habayeb	Director, Executive Vice President and Chief Financial Officer (Principal Financial Officer)	December 15, 2021

* Christopher P. Filiaggi Christopher P. Filiaggi	Senior Vice President and Life Controller (Principal Accounting Officer)	December 15, 2021

* Terri N. Fiedler Terri N. Fiedler	Director	December 15, 2021

* Emily W. Gingrich Emily W. Gingrich	Director	December 15, 2021

* Michael P. Harwood Michael P. Harwood	Director	December 15, 2021

* Jonathan J. Novak Jonathan J. Novak	Director	December 15, 2021

* Todd P. Solash Todd P. Solash	Director	December 15, 2021

* Alireza Vaseghi Alireza Vaseghi	Director	December 15, 2021

*BY: /s/ TRINA SANDOVAL TRINA SANDOVAL Attorney-in-Fact pursuant to Powers of Attorney filed previously and/or herewith.		December 15, 2021